MERALCO

05013098

FORM OF APPLICATION FOR EXEMPTION LETTER

November 2005

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MANILA ELECTRIC COMPANY
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File No. 82-3237)

Ladies and Gentlemen:

We are furnishing the U. S. Securities and Exchange Commission (the "SEC") with the information set forth herein and in the exhibit hereto for filing pursuant to the requirements of exemption from Section 12(g) of the U. S. Securities Exchange Act of 1934 (the "Exchange Act") granted to Manila Electric Company (the "Company") under Rule 12g3-2(b) under the Exchange Act (the "Rule").

Set forth in Exhibit A is a list of the information the Company has made public, filed with any exchange, or distributed to security holders for the period from **November 1, 2004 to October 31, 2005**. Enclosed also is a copy of each of the reports or announcements referred to in Exhibit A. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC, or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall continue an admission for any purpose that the Issuer is subject to the Exchange Act.

With regards to the list of information the Company is required to make public, file with any exchange or distribute to security holders, there are no changes from that listed in Exhibit B which the Company furnished the SEC in November 2004.

In addition to the foregoing and based on the Stock Transfer Books of the Company as of October 31, 2005, the following supplemental information is being supplied pursuant to subsection (1)(v) of the Rule:

1. The Company has only two (2) classes of shares outstanding, which are Class "A" and "B" shares with a par value of P10.00 per share (the "Shares"). As of December 31, 2004, the Company had **1,007,351,286** shares issued and outstanding.

2. As of October 31, 2005, the Company is aware of 27 record holders of its shares that have a registered address in the United States. These U.S. residents hold 10,279,965 shares, which shares the Company believes have been purchased in ordinary trading activities on the PSE.

3. The Company's only public distribution of securities was made on **November 1991** of 7,500,000 shares consisting of 4,500,000 Class "A" shares at P118 per share and 3,000,000 Class "B" shares at P121 per share.

The ADRs relevant to this filing of information and exhibit will be issued by Citibank located at 111 Wall Street, New York 10005, United States, as depositary and sponsor of the level I ADR Program.

In the event that any questions should rise in connection with this matter, please contact the undersigned (Tel: (632) 631-55-98) at Manila Electric Company, Lopez Bldg., Ortigas Avenue, Pasig City 0300 Philippines.

Very truly yours,

By: ______________________
Name : Rafael L. Andrada
Title : Treasurer

US SEC
File No. 82-3237

EXHIBIT A

US SEC
File No. 82-3237

SEC FORM 17 – C
(Current Report)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#P0-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *November 8, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P98.5 Billion (as of August 31, 2004)*

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release (MERALCO ASSURES CUSTOMERS WILL NOT FEEL THE FULL IMPACT OF NPC's RATE HIKE).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: November 8, 2004

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Nov. 8, 2004

MERALCO ASSURES
CUSTOMERS WILL NOT FEEL THE FULL IMPACT OF NPC'S RATE INCREASE

The Manila Electric Company (Meralco) today (Nov. 8) said that the generation charge component of its bill for the month of November (2004) will start to reflect an adjustment of P1.0750/kWh.

"The upward adjustment from P3.4950/kWh to P4.57/kWh is largely a result of the increase in generation cost of the National Power Corporation (NPC) as approved by the Energy Regulatory Commission (ERC) and other authorized adjustments such as GRAM and ICERA. In October, the state-owned generation company supplied 61% of Meralco's power requirements," said Meralco VP for Corporate Communication Elpi O. Cuna, Jr.

Rising fuel and operating costs prompted the Energy Regulatory Commission (ERC) to issue a Provisional Authority for NPC to adjust its generation rates by P1.23/kWh. This is to enable the state-owned generation company to recover costs and sustain viable operations thus, preventing power outages in the future. However, since Meralco only sourced 61% of its power from NPC, only a P1.075 generation cost increase will be felt by Meralco customers.

Starting this month, the Generation Charge and System Loss Charge will adjust monthly in accordance with ERC's new Guidelines on the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities (DUs) including Meralco. The shift to the new mechanism addresses the delays posed by the application for and review of revised generation charges as required by the guidelines on GRAM.

Consumers are assured that they are paying for the updated cost of electricity since any change in the generation cost will immediately be reflected in their bill. They will be able to easily track on a monthly basis the changes in cost items pertaining to generation cost such as fuel, foreign exchange and IPP costs. Moreover, consumers are spared from paying carrying costs effectively lowering the generation cost component of their bill.

"Lifeline users (100kWh and below) will not feel the full impact of the increases in the generation and system loss charges. Those consuming within 50 kWh per month get a 50% monthly discount on their bill. Those consuming 51 to 70 kWh gets a 35% discount while those consuming 71 to 100 kWh are given a 20% discount," Cuna added.

Consumers in the commercial and industrial sectors will start to be relieved from subsidizing the electricity bills of residential consumers. ERC is implementing Section 74 of the Electricity Power Industry Reform Act (EPIRA) that requires the removal of cross-subsidies for a fair and favorable treatment of all customer classes.

The initial removal starting this year was pegged at 40% for Meralco customers.

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

Meralco again emphasized that it does not earn a single centavo from any of the adjustments. Generation and system loss charges are pass-through charges, while inter-class subsidies are cost transfers from one customer group to another. Meralco called for the wise and efficient use of power as a way of mitigating the rate adjustments.

****

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

AM 10 27

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *November 18, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P99.1 Billion (as of September 30, 2004)*

11. **Item Number reported: Item 9 (Other Events)**

Please see attached information regarding MERALCO's refinancing.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President , Treasurer &
OIC, Information Disclosure Officer

Date: November 18, 2004

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

MERALCO Inks US$ 228 Million Refinancing Agreement

The Manila Electric Company (Meralco) has successfully signed an agreement with its domestic and foreign commercial banks to refinance maturing loans due in the next 24 months in an aggregate equivalent amount of US$228 Million. The 7-year dual-tranche facility denominated in USD and PHP bears an amortizing feature and a final maturity of 2011.

Over the last year, Meralco has been pursuing a Comprehensive Liability Management Plan (CLMP) to address its scheduled debt obligations as well as other financial requirements. The Company proactively engaged its existing lenders, which resulted in the bank refinancing program that provides a more balanced debt maturity profile for the Company. Cognizant of Meralco's role as the country's largest power distribution utility, the refinancing received strong support from the Company's existing creditors.

BPI Capital Corp. and Citibank, N.A. Manila Branch / Citigroup Global Markets Asia Limited acted as Joint Arrangers for the refinancing facility. A total of 30 foreign and domestic banks participated in the refinancing which marks another milestone in Philippine fundraisings: Senior CoArranger: Banco de Oro Universal Bank, Bank of America N.A., Equitable PCI Bank, Inc., Mizuho Corporate Bank Ltd., Manila Branch, Mizuho Corporate Bank Ltd., Hong Kong Branch; Co Arranger: Security Bank Corporation, The International Commercial Bank of China, Manila Branch, The International Commercial Bank of China, Singapore Branch The International Commercial Bank of China, Offshore Banking Branch Bayerische Hypo- und Vereinsbank AG, Singapore, Standard Chartered Bank, Norddeutsche Landesbank Girozentrale, Singapore Branch; Lead Manager: China Banking Corporation, Cathay United Bank, Development Bank of the Philippines, Hua Nan Commercial Bank, Ltd., Singapore Branch
Rizal Commercial Banking Corporation, Natexis Banques Populaires, Hong Kong Branch, Chang Hwa Commercial Bank Limited, Singapore Branch, Erste Bank der oesterreichischen Sparkassen AG, Metropolitan Bank & Trust Company, Australia & New Zealand Banking Group Limited, Asia United Bank, Allied Banking Corporation, Bank of Kaohsiung Offshore Banking Branch, The Bank of Tokyo-Mitsubishi Ltd., Labuan Branch, BNP Paribas, Manila Offshore Branch and Sumitomo Mitsui Banking Corporation.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *December 1, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P102.8 Billion (as of October 31, 2004)*

11. **Item Number reported: Item 5 (Legal Proceedings)**

Please see attached copy of the Court of Appeals Decision (Special Fifth Division) in CA-GR CV No. 56788 entitled "Manila Electric Company vs. Quezon City and Alfredo D. Mercado, etc." which was received by the Company's counsel of record QUIASON MAKALINTAL BAROT TORRES & IBARRA.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President , Assistant Corporate Secretary and Information Disclosure Officer

Date: December 1, 2004

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

CMI | RCG

THE LAW FIRM OF QUIASON MAKALINTAL BAROT TORRES
RECEIVED
NOV 30 2004

REPUBLIC OF THE PHILIPPINES
COURT OF APPEALS
MANILA

MANILA ELECTRIC COMPANY,
Plaintiff-Appellee,

-versus-

CA-G.R. CV No. 56788

QUEZON CITY and ALFREDO D. MERCADO, etc., et al.,
Defendants-Appellants.

x---x

NOTICE OF JUDGMENT

November 18, 2004

Sir/Madam:

Please take notice that on November 18, 2004 a DECISION, copy attached, was rendered by the *SPECIAL FIFTH DIVISION* of the Court of Appeals, in the above-entitled case, the original of which is now on file in this office.

You are hereby required to inform this Court within five (5) days from receipt hereof, of the date when you received this Notice, together with a copy of the Decision.

Respectfully yours,

(signed)

for MA. RAMONA L. LEDESMA
Division Clerk of Court

Copy furnished:

Quiason Makalintal Barot Torres & Ibarra – reg. w/rc
(Counsel for Plaintiff-Appellee)
21st Floor, Robinsons-Equitable Tower,
4 ADB Avenue corner Poveda Street,
Ortigas Center, 1605 Pasig City

OR

2nd Floor, Benpres Building,
Exchange Road. Cor. Meralco Avenue,
Pasig City 1600

City Legal Officer – reg.
(Counsel for Defendants-Appellants)
City Legal Department,
6th Floor, Quezon City Hall,
Diliman, 1101 Quezon City

Hon. Presiding Judge – reg.
RTC-Br. 267, Pasig City 1600

Republic of the Philippines
COURT OF APPEALS
Manila

Special Fifth Division

MANILA ELECTRIC COMPANY,
Plaintiff-Appellee,

- versus -

QUEZON CITY and ALFREDO D. MERCADO, in his capacity as City Treasurer of Quezon City,
Defendants-Appellants.

CA-G.R. CV. No. 56788

Members:

TRIA TIRONA,
Acting Chairman
*DE GUIA-SALVADOR and
REYES, JR., JJ.

Promulgated:
NOV 18 2004

x---x

DECISION

TRIA TIRONA, J.:

On August 12, 1997, the Regional Trial Court of Pasig City, Branch 267 rendered a Decision in Civil Case No 65137, the dispositive portion of which reads:

> "WHEREFORE, premises considered, judgment is hereby rendered in favor of plaintiff and against the defendants. The imposition of a franchise tax and other charges by defendant City by authority of its Revenue Code of 1993 insofar as the earnings, income receipts of plaintiff's business of

* Per Office Order No. 65-04-BV

generation, distribution, and sale of electric current in Quezon City is hereby declared illegal and violative of plaintiff's franchise exemption issued under the authority of Act No. 484 implemented by Ordinance No. 44 of the Municipal Board of City of Manila, as amended, and P.D. No. 551.

Accordingly, defendants are hereby ordered to refund to plaintiff the amount of franchise taxes collected by defendants from plaintiff which had been paid by the latter under protest. Consistent with this finding of the Court, that despite the amount of Php 15,782,701.07 prayed for in the complaint for refund, plaintiff had already paid in protest the total sum of Php 20,598,577.698, said total amount paid by plaintiff which represents the franchise taxes collected by defendants from plaintiff and paid under protest, this amount of Php 20,598,577.68 paid by plaintiff to defendant City should then be refunded.

Defendants, their agents, representatives, and those acting for and in their behalf are enjoined from further collecting from plaintiff such franchise tax on plaintiff's earning receipts, income and privileges of generation, distribution and sale of electric current conducted in defendant's City.

SO ORDERED."

The following facts are undisputed:

Plaintiff-appellee MANILA ELECTRIC COMPANY (MERALCO) is the holder of a legislative franchise granted under the authority of Act No. 484, implemented by Ordinance No. 44 and extended by Republic Act Nos. 150 and 4159, to construct, maintain and

operate an electric light, heat and power system in the City of Manila and its suburbs, including Quezon City.

On September 11, 1974, Presidential Decree No. 551 was enacted. Section 1 thereof provides the following:

> "Section 1. Any provision of law or local ordinance to the contrary notwithstanding, the franchise tax payable by all grantees of franchise to generate, distribute and sell electric current for light, heat and power shall be two percent (2%) of their gross receipts received from the sale of electric current and from transactions incident to the generation, distribution and sale of electric current.
>
> Such franchise tax shall be payable to the Commissioner Internal Revenue or his duly authorized representative on or before the twentieth day of the month following the end of each calendar quarter or month as may be provided in the respective franchise or pertinent municipal regulation and shall, any provision of the Local Tax Code or any other law to the contrary notwithstanding, be in lieu of taxes and assessments of whatever nature imposed by any national or local authority on earnings, receipts, income and privilege of generation, distribution and sale of electric current."

Thus, pursuant to the above provision of the law, plaintiff-appellee has been paying franchise tax to the national government.

Republic Act No. 7160, otherwise known as the "Local Government Code of 1991" (hereinafter called LGC) took effect on January 1, 1992. Section 137 of the said Code authorizes the province/city to impose a tax on business enjoying a franchise at a rate not exceeding fifty percent (50%) of one percent (1%) of the gross annual receipts for the preceding calendar year within its jurisdiction.

On June 22, 1993, defendant-appellant CITY OF QUEZON enacted the Revenue Code of Quezon City. Section 31 of the said Code provides:

> "Section 31. Imposition of Tax. Any provision of special laws or grant of exemption to the contrary notwithstanding, any person, corporation, partnership or association enjoying a franchise whether issued by the national government or local government and doing business in Quezon City, shall pay a franchise tax at the rate of ten percent (10%) of one percent (1%) for 1993-94, twenty percent (20%) of one percent (1%) for 1995, and thirty percent (30%) of one percent (1%) for 1996 and succeeding years thereafter, of gross receipts and sales derived from the operation of the business in Quezon City during the preceding calendar year."

From the aforesaid provision of its Revenue Code, the defendant-appellant sent a demand letter to the plaintiff-appellee demanding payment of the aforesaid franchise tax.

Plaintiff-appellee paid under protest the franchise tax demanded by the defendant-appellant and subsequently filed a claim for refund with the office of the Quezon City Treasurer but was denied on May 25, 1994.

On June 1, 1995, the plaintiff-appellee filed the instant action before the trial court praying that the imposition of the franchise tax under the aforementioned Revenue Code be declared null and void for being unconstitutional and violative of Ordinance 44 of the Municipal Board of the City of Manila, as amended, and Presidential Decree No. 551. The complaint also prayed for the refund of P15,382,701.07 which the defendant-appellee paid under protest to the plaintiff-appellant. The complaint also asked the trial court to issue an order restraining/enjoining the plaintiff-appellant from implementing and enforcing the franchise tax under the said Revenue Code.

The defendant-appellant filed its answer to the complaint. After hearing the parties, the trial court issued its assailed ruling in favor of the plaintiff-appellee.

In ruling for the plaintiff-appellee, the trial court ratiocinated that PD No.551 has not been repealed, superseded or abrogated by any subsequent legislation enacted by the Congress, thus PD 551 has not been repealed despite the passage of R.A. 7160. PD 551 being a special law, according to the trial court, prevails over the general law subsequently enacted. Hence, the trial court, citing the case of Province of ***Misamis Oriental vs. Cagayan Electric Power and Light Company***,[1] opined that considering that under PD 551 the plaintiff-appellee was already paying franchise tax to the national government, such franchise tax is already *in lieu of* all taxes of whatever nature imposed by any national or local authority.

Hence, this appeal.

---

[1] 181 SCRA 38.

After a reading of the Supreme Court rulings similar to the instant case, this court has no other choice but to reverse the ruling of the court *a quo*.

It must be emphasized that in reversing the assailed ruling, we rely on the ruling of the Supreme Court in the similar case of ***City Government of San Pablo, Laguna vs. Reyes***,[2] reiterated in ***Manila Electric Company vs. Province of Laguna***[3] and in the most recent case of ***National Power Corporation vs. City of Cabanatuan***.[4]

Plaintiff-appellee was a party in the first case of ***City Government of San Pablo vs. Reyes***[5] where they also filed a case against the local government of San Pablo, Laguna after they paid under protest the franchise tax demanded by the said local government unit.

In resolving the issue, the Supreme Court in the said case cited Sections 137, 151 193 and 534 (f) of the Local Government Code in ruling in favor of the local government unit. Section 151 of the LGU is clear in stating that all *LGU's* enjoy taxing powers. The Supreme Court

---

[2] 305 SCRA 353.
[3] 306 SCRA 750.
[4] G.R. No. 149110, April 9, 2003.
[5] Penned by Justice Minerva Gonzaga-Reyes.

ruled that Section 534 (f) of the LGC provides that all general and special laws, acts city charters, decrees, executive orders, proclamations and administrative regulations or parts thereof which are inconsistent with any of the provisions of the Code are hereby repealed or modified accordingly. Section 534 (f) is a general repealing clause, which repeals according to the Supreme Court, the plaintiff-appellee's franchise insofar as the latter imposes a 2% tax "in lieu of all taxes and assessments of whatever nature." It is because Section 137 of the LGC imposing franchise tax "notwithstanding any exemption granted by any law or other special law" is all encompassing and clear. The franchise tax imposed by the LGU is imposable despite any exemption enjoyed under special laws.

In holding that the plaintiff-appellee has to pay franchise tax to the LGU, the Supreme Court also relied on Section 193 of the LGC where the plaintiff-appellee is not among those enumerated to enjoy exemptions from the taxes imposed by the LGU. Thus, following the maxim *expressio unius est exclusio alterius*, any tax exemption or incentive enjoyed by the plaintiff-appellee under existing laws was clearly intended to be withdrawn when the LGC was enacted.

It is important to note that the herein plaintiff-appellee reiterated the argument they raised in the aforecited case that the "in lieu of" provision contained in PD 551 does not partake the nature of an exemption, but is a "commutative tax." The same however has been squarely answered by the Supreme Court:[6]

> "It is true that the phrase 'in lieu of all taxes' found in special franchises has been held in several cases to be exempt the franchise holder from payment of tax on its corporate franchise imposed by the Internal Revenue Code, as the charter is in the nature of a private contract and the exemption is part of the inducement for the acceptance of the franchise, and that the imposition of another franchise tax by the local authority would constitute an impairment of contract between the government and the corporation. <u>But these 'magic words contained in the phrase "shall be in lieu of all taxes" have to give way to the peremptory language of the LGC specifically providing for the withdrawal of such exemption privileges.</u>
>
> xxx.
>
> Private respondents further argue that the 'in lieu of' provision contained in PD 551, Act No. 3648 and RA 2340 does not partake of the nature of an exemption, but it is a 'commutative tax.' This contention was raised but was not upheld in Cagayan Electric Power and Light Co., Inc. vs. Commissioner of Internal Revenue wherein the Supreme Court stated:
>
> 'xxx Congress could impair petitioner's legislative franchise by making it liable for income tax from which heretofore it was exempted

[6] City Government of San Pablo Laguna vs. Reyes (supra)

> by virtue of the exemption provided for in section 3 of its franchise xxx.
>
> xxx Republic Act No. 5431, in amending section 24 of the Tax Code by subjecting to income tax all corporate taxpayers not expressly exempted therein and in section 27 of the Code, had the effect of withdrawing petitioner's exemption from income tax xxx." (underlining supplied)

The aforesaid ruling of the Supreme Court was reiterated in the subsequent cases of ***Manila Electric Company vs. Province of Laguna***[7] and ***National Power Corporation vs. City of Cabanatuan***.[8]

Indeed, the LGC was enacted in pursuance of the constitutional policy to ensure autonomy to local governments and to enable them to attain fullest development as self-reliant communities. The power to tax of the local legislative bodies has been vested on them by direct authority conferred by Section 5, Article X of the Constitution. The important legal effect of the said constitutional provision, according to the Supreme Court in the case of ***City Government of San Pablo, Laguna vs. Reyes***,[9] is that in interpreting statutory provisions on municipal fiscal powers, doubts will have to be resolved in favor of municipal corporations.

---

[7] Penned by Justice Jose C. Vitug.
[8] Penned by Justice Reynato S. Puno.
[9] supra

Hence, the Supreme Court has spoken on the same issue posed

Hence, the Supreme Court has spoken on the same issue posed before this court, and we have no other choice but to apply the said ruling to give effect to the time-honored principle that Supreme Court decisions applying or interpreting the laws or the Constitution shall form part of our legal system.

WHEREFORE, the appealed Decision of the Regional Trial Court of Pasig City, Branch 267 in Civil Case No. 65137 is hereby **REVERSED and SET ASIDE**, and the complaint of the plaintiff-appellee Manila Electric Company is hereby **DISMISSED**.

SO ORDERED.

ORIGINAL SIGNED
PERLITA J. TRIA TIRONA
Associate Justice

WE CONCUR:

ORIGINAL SIGNED
REBECCA DE GUIA-SALVADOR
Associate Justice

ORIGINAL SIGNED
JOSE C. REYES, JR.
Associate Justice

CERTIFICATION

Pursuant to Article VIII, Section 13 of the Constitution, it is hereby certified that the conclusions in the above decision were reached in consultation before the case was assigned to the writer of the opinion of the Court.

ORIGINAL SIGNED
PERLITA J. TRIA TIRONA
Acting Chairman, Special Fifth Division

CERTIFIED TRUE COPY
MARIA RAMONA L. LEDESMA
DIVISION CLERK OF COURT
COURT OF APPEALS

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
No. 82-3237

PSE#P0-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

4:45

2004 DEC 21 PM 4:42

1. **Date of Report:** *December 21, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. **Item Number reported: Item 5 (Legal Proceedings)**

Please see attached Energy Regulatory Commission (ERC) Decision in ERC Case No. 2003-434 entitled "IN THE MATTER OF THE APPLICATION FOR APPROVAL OF THE AMENDMENT OF THE POWER SUPPLY AGREEMENT, AS AMENDED, FOR THE PURCHASE OF ELECTRIC POWER AND ENERGY BY APPLICANT FROM DURACOM MOBILE POWER CORPORATION WITH PRAYER FOR URGENT ISSUANCE OF EX-PARTE PROVISIONAL AUTHORITY".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President , Assistant
Corporate Secretary and
Information Disclosure Officer

Date: December 21, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF THE AMENDMENT OF THE POWER SUPPLY AGREEMENT, AS AMENDED, FOR THE PURCHASE OF ELECTRIC POWER AND ENERGY BY APPLICANT FROM DURACOM MOBILE POWER CORPORATION WITH PRAYER FOR URGENT ISSUANCE OF EX-PARTE PROVISIONAL AUTHORITY

ERC CASE NO. 2003-434

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.
x-----------------------------x

DECISION

Before this Commission for resolution is the application filed on September 18, 2003 by applicant Manila Electric Company (MERALCO) for approval of the amendment of the **Power Supply Agreement (PSA)**, as amended, for the purchase of electric power and energy by MERALCO from Duracom Mobile Power Corporation (DURACOM) with prayer for urgent issuance of ex-parte provisional authority.

Having found said application sufficient in form and in substance with the required fees having been paid, an Order and a Notice of Public Hearing, both dated October 15, 2003, were issued by the Commission setting the case for hearing on November 26, 2003.

MERALCO was directed to cause the publication of the Notice of Public Hearing, at its own expense, at least once in a newspaper of nationwide circulation in the country, the date of publication to be made not later than five (5) days before the scheduled date of initial hearing.

MERALCO was likewise directed to furnish the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress with copies of the Order and the Notice of Public Hearing, who were requested to have their duly authorized representatives present at the aforesaid initial hearing. MERALCO was further directed to furnish the Offices of the Mayors of the Cities and Municipalities within its franchise area with copies of the Order and the Notice of Public Hearing for the appropriate posting thereof on their respective bulletin boards.

On November 6, 2003, MERALCO filed an "Urgent Ex-parte Motion for Issuance of Provisional Authority". Subsequently, on November 12, 2003, the Commission issued an Order canceling the initial hearing originally scheduled on November 26, 2003 and resetting it to December 11, 2003, in view of the declaration of said date as a non-working holiday by virtue of Presidential Proclamation No. 498 (issued on November 10, 2003) in observance of the Eid-Ul-Fitre or the Feast of Ramadhan. The Commission also noted the following submissions made by MERALCO on various dates: a) the "Compliance" containing the detailed computations of the "New Selling Price" (Item No. 1 of Section XII of the present application, page 6) and the "Net Billing Amount" (Item No. 2 of Section XII of the present application, page 6); and b) the "Manifestation" reiterating its 'Urgent Ex-parte Motion for Issuance of Provisional Authority' and the setting thereof for hearing on November 14, 2003.

Given that MERALCO did not cite any specific reason for the alleged urgency for an earlier public hearing date prayed to be set on November 14, 2003 and its failure to immediately submit the said detailed computations of the "New Selling Price" and the "Net Billing Amount" along with the application that are vitally required, such was denied.

To determine the propriety of the issuance of a provisional authority, a thorough preliminary evaluation of the case was conducted. As a result thereof, an Order was issued by the Commission on November 21, 2003 provisionally approving the Amendment of the Power Supply Agreement, as Amended, for the Purchase of Electric Power and Energy by MERALCO from DURACOM. In this same Order, a directive was issued moving the hearing originally set on November 26, 2003 to December 11, 2003, in reiteration of the Commission's November 12, 2003 Order.

Relative thereto, MERALCO was directed to cause the re-publication of the Notice of Public Hearing indicating therein the new date of initial hearing.

SUMMARY OF THE HEARINGS CONDUCTED

There were four (4) hearings conducted herein held on the following dates:

1. December 11, 2003
2. January 29, 2004
3. March 10, 2004
4. April 26, 2004.

The hearings were attended by MERALCO and intervenors National Transmission Corporation (TRANSCO) and Napocor Industrial Consumers Association, Inc. (NICAI).

MERALCO presented two (2) witnesses in support of the application. The first witness, Mr. Cirprinilo C. Meneses, Manager and Head of the Power Supply Planning Team of Utility Economics of MERALCO, testified on matters pertaining to the determination of the long-term supply and demand outlook, evaluation of the competitiveness of the rates of prospective independent power producers (IPP) and projection of the rates of the National Power Corporation (NPC) vis-à-vis the rates of existing and prospective Independent Power Producers (IPPs) of MERALCO. The second (2nd) witness, Ms. Lourdes M. Paez, Controller of DURACOM, testified on matters pertaining to the price that DURACOM charged MERALCO, revenues generated and the benefits derived by DURACOM from its *Power Supply Agreement (PSA)* with MERALCO.

TRANSCO made a manifestation that it remained as a mere observer in the proceedings to ensure that the connection will not affect the integrity of the transmission system and *that the proper ancillary charges are paid.*

NICAI's participation revolved on the following:

1. ***A clarification on the ancillary charges that DURACOM is paying TRANSCO.*** Relative thereto, NICAI sought from MERALCO a written and detailed explanation on how system losses will be reduced with its connection with DURACOM;

2. Questions pertaining to power plant economics, plant capacity factor, power availability factor, average fuel consumption, history, energy generation cost and the effects of the Wholesale Electricity Spot Market (WESM);

3. Clarifications pertaining to the computer software used in calculating system losses, technical versus non-technical loss data, reported percentage of system losses, time durations, distribution versus generation systems loss, Luzon Grid simulations and other technical matters.

4. Questions regarding the price that DURACOM was charging MERALCO and a comparison with the prices of NPC and IPPs and the length of the contract with DURACOM. NICAI remarked that there is a danger in the present scheme of DURACOM since it is selling below cost and the present law mandates real costs as basis for prices. The Commission stated that the provisional authority granted pertains to the weighted average of the prices of NPC and three (3) other IPPs.

On June 21, 2004, MERALCO submitted its "Formal Offer of Exhibits" offering 155 pieces of evidence marked as Exhibits "A" to "V-7", along with the testimonies of its witnesses.

DISCUSSIONS AND CONCLUSION

The original Power Supply Agreement for the purchase of electric power and energy by MERALCO from DURACOM was approved by the then Energy Regulatory Board (ERB) as per its Order dated January 8,1998 and Decision dated September 8, 2000 granting a rate equal to but shall not exceed NPC's effective rate to MERALCO, consisting of a basic rate and rate adjustments for fuel cost, purchased power cost, and foreign exchange rate. However, further amendments were negotiated by the parties to the said Power Supply Agreement covering the following: 1) New Selling Price; 2) Net Billing Amount; and 3) Price Review.

Shown in the following table is a comparison (as of September 2003) of the price in the original contract ("A") versus that in the amended contract ("B"):

As of September 2003	(A) Rate per ERB Order/Decision dated January 8, 1998 and September 8, 2000 (PPCA capped at ₱0.40/kWh) (₱ /kWh)	(B) Rate Amendment - Supply Power Agreement (Blended Rates) (₱/kWh)	(B-A) Difference (An increase) (₱ /kWh)
DURACOM rates to MERALCO	3.1280	3.9514	0.8234

A comparison based on the rates in the original contract ("NPC-TRANSCO Rate") versus the rates provisionally approved ("Blended Rate") using the October 2004 billing disclosed that the blended rate of ₱5.2447/kWh is lower than the NPC/TRANSCO rate of ₱5.4220/kWh, presenting a difference of ₱0.1773/kWh, as shown below:

Generation Company to Distribution Utility As of October 2004	(X) NPC-TRANSCO Rate (₱ /kWh) (Per ERB Order and Decision dated January 8, 1998 and September 8, 2000 and already reflective of the new NPC rate in the Luzon Grid, which was provisionally approved per ERC Order dated September 3, 2004.)	(Y) Blended Rate (P.A. – Order Nov. 21, 2003) (₱ /kWh)	(Y-X) Difference (decrease) (₱ /kWh)
Duracom Rates to MERALCO	5.4220	5.2447	(0.1773)

A simulation of MERALCO's estimated recoverable rate under the Automatic Generation Rate Adjustment (AGRA) mechanism indicated that due to the blended rate, its rate to its end-users will be lower by ₱0.0052/kWh as compared to the rate pegged to NPC/TRANSCO rate:

Distribution Utility to End-Users	(I) NPC-TRANSCO Rate (₱ /kWh) (Per ERB Order and Decision dated January 8, 1998 and September 8, 2000)	(II) Existing Blended Rate (P.A. – Order Nov. 21, 2003) (₱ /kWh)	(II-I) Difference (decrease) (₱ /kWh)
MERALCO's rates to End-User	5.2499	5.2447	(0.0052)

WHEREFORE, the foregoing premises considered, the provisional authority granted in the Commission's Order dated November 21, 2003 is hereby made **PERMANENT**.

HOWEVER, in view of the on-going privatization of NPC (which will result in the eventual loss of an NPC rate), the implementation of Open Access and Transmission Service (OATS), the operation of the Wholesale Electricity Spot Market (WESM) and the forthcoming regime of open access and retail competition, MERALCO and DURACOM are hereby advised to renegotiate the pricing scheme of the contract taking into consideration DURACOM's true cost as an embedded generator (contributing to voltage reliability and reduction of system losses in the MERALCO franchise area) as and when dispatched by MERALCO. Such renegotiated contract shall be submitted to the Commission for approval within one (1) year from the issuance of this Decision.

In this connection, all similarly situated electric utilities whose IPP contract costs are pegged to NPC cost are likewise advised to renegotiate their respective contracts for the Commission's approval.

SO ORDERED.

Pasig City, November 22, 2004.

RODOLFO B. ALBANO, JR.
Chairman

OLIVER B. BUTALID
Commissioner

(Took No Part)
JESUS N. ALCORDO
Commissioner

RAUF A. TAN
Commissioner

ALEJANDRO Z. BARIN
Commissioner

Copy furnished:

1. **ATTYS. MARLON J. MOISES & RONALD VALLES**
   Counsels for Applicant
   Legal Department
   Manila Electric Company
   Lopez Building, MERALCO Avenue
   Ortigas Center, Pasig City

2. **MR. ROBERT F. MALLILIN**
   Intervenor
   NAPOCOR Industrial Consumers Association, Inc. (NICAI)
   GF, Allegria Bldg.
   2209 Pasong Tamo
   1231 Makati City

3. **ATTY. HENRY ALOG**
   Legal Department
   National Transmission Corporation (TRANSCO)
   Agham corner Quezon Avenue
   Diliman, Pasig City

4. **Office of the Solicitor General**
   134 Amorsolo Street, Legaspi Village
   City of Makati - 1229

5. **Commission on Audit**
   Commonwealth Avenue
   Quezon City - 1121

6. **Senate Committee on Energy**
   GSIS Building, Roxas Boulevard
   Pasay City - 1300

7. **House Committee on Energy**
   Batasan Hills, Quezon City - 1126

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3037
Received by:

PSE#PO-005 13 AM 8 43

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 12, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

P S E - DISCLOSURE DEPARTMENT
RECEIVED
JAN 1 2 2005

US SEC
File No. 82-3237

11. **Item Number reported: Item 5 (Legal Proceedings)**

Please see attached copy of the Energy Regulatory Commission (ERC) Order in ERC Case No. 2001-243 entitled "IN RE: APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PROVISIONAL AUTHORITY".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: January 12, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Open File

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN RE: APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PROVISIONAL AUTHORITY

ERC CASE NO. 2001-243
(ERB Case No. 93-118)

MANILA ELECTRIC COMPANY, INC. (MERALCO),
Applicant.
x - x

ORDER

The Commission takes note of the "Submission of Proposal on Phase IV" filed by applicant Manila Electric Company (MERALCO) on September 3, 2004 in compliance with the Commission's directive in its Order dated May 12, 2003, particularly with regard to the submission of a procedure or mechanism to implement the refund to its customers.

In the said submission, MERALCO proposed to implement the refund to its commercial, industrial and all other customers not covered by Phases I to III in accordance with the following customer groupings:

I. Active Services (with continued service as of April 30, 2003):

a. Phase IV-A – Small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with a demand of less than forty kilowatt (< 40 kW);

b. Phase IV-B – Medium, large, very large and extra large commercial and industrial customers and government hospitals and metered streetlights with a demand equal or more than forty kilowatt (≥ 40 kW);

II. Terminated Services (contracts have been cut off as of April 30, 2003):

a. Phase IV-A Terminated – Small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with a demand of less than forty kilowatt (≤ 40 kW);

b. Phase IV-B Terminated – Medium, large, very large and extra large commercial and industrial customers and government hospitals and metered streetlights with a demand equal to or more than forty kilowatt (≥ 40 kW);

The salient features of the proposal are as follows:

I.a) For Active Services (Phase IV-A):

i. Refund Period

MERALCO proposed to undertake the refund within a period of thirty-six (36) months commencing on January 2005 to December 2007.

ii. Refund Mode

The refund will be effected through fixed monthly credit to bill. The fixed credit will be derived by dividing the Gross Refund Amount (GRA) by thirty-six (36) months. The GRA computation will be based on the total billed kWh during the time the customer is being served by MERALCO per its records. If the customer has arrears, the fixed credit for the month will be applied first to the oldest arrears.

iii. Refund Process

The refund coverage, GRA and fixed monthly credit will be reflected in the customer's January 2005 bill. The advance release of GRA or remaining balance will not be allowed. If the registered customer or his authorized representative requests for the suspension of crediting the refund to the bills of service for any reason, the refund will be released through check at the end of the three (3) year refund period (December 2007). The aforementioned rule will likewise apply to registered customers who will request for the termination of their services for any reason.

I.b) For Active Services (Phase IV-B):

Customers falling under this category shall have two (2) options, to wit:

1) Fixed credit to bills

i. Refund Period

MERALCO proposed to undertake the refund within a period of sixty-three (63) months commencing on July 2005 to September 2010.

ii. Refund Mode ,

The fixed credit will be derived by dividing the Gross Refund Amount (GRA) by sixty-three (63) months. The GRA computation will be based on the total billed kWh during the time the customer is being served by MERALCO per its records. If the customer has arrears, the fixed credit for the month will be applied first to the oldest arrears.

iii. Refund Process

The refund coverage, GRA and fixed monthly credit will be reflected in the customer's July 2005 bill. The advance release of GRA or remaining balance will not be allowed. If the registered customer or his authorized representative requests for the suspension of crediting the refund to the bills of service for any reason, the refund amount will be released through check at the end of the five (5) year refund period (September 2010). The aforementioned rule will likewise apply to registered customers who will request for the termination of their services for any reason.

2) Refund Note Mode

Refund notes are promissory notes with quarterly maturity issued at face value with no interest payments and redeemable in cash at face value.

i. Refund Period

The refund period will commence on July 2005 to September 2010.

ii. Refund Mode

Refund notes corresponding to the GRA will be issued. Said refund notes will bear sequential maturity dates within the refund period. The quarterly maturity will be equivalent to the GRA divided by twenty one (21), which is the number of quarters within the refund period.

iii. Refund Process

The issuance of the refund notes to concerned customers will commence, at the latest, eight (8) months after the approval by the Commission of the refund scheme. Advance release of GRA or remaining balance will not be allowed.

II.a) For Terminated Services (Phase IV-A):

MERALCO proposed to undertake the refund starting November 2007 and will be effected through issuance of checks (net of arrears) payable to the registered customers.

II.b) For Terminated Services (Phase IV-B):

MERALCO proposed to undertake the refund starting January 2008 and will be effected through the issuance of checks (net of arrears) payable to the registered customer or through refund notes to be issued not later than eight (8) months after the approval of the refund scheme subject to the same rules applicable to active customers availing of the same refund mode.

In the meantime, in connection with the aforesaid proposal of MERALCO, the Commission likewise received the following: a) "Motion to Require MERALCO to Pay Legal Interest on Refund" filed by movant National Association of Electricity Consumers for Reforms (NASECORE) on October 6, 2003; b) "Comment (To the Order dated October 8, 2001)" filed by oppositor Mr. Nelson T. Loyola on October 28, 2003; c) "Motion to Intervene and for Issuance of a Writ of Execution" filed by movants GMA Network, Inc., (GMA) and RGMA Network, Inc. (RGMA) on May 25, 2004; and d) "Opposition to Applicant's Submission of Proposal on Phase IV" filed by movants GMA, RGMA, FLG Management, Inc. (FLG) and Sagittarius Condominium, Inc. (SCI) on September 20, 2004. In the abovementioned motions/pleadings, the movants prayed that an Order be issued directing MERALCO to pay interest on the amount subject of the refund.

NASECORE posited the view that the judgment against MERALCO to refund to its customers its over collection of P0.167/kWh is a money judgment which became final and executory on May 5, 2003 and thus, should earn an interest at 12% per annum from such date until fully paid. On the other hand, GMA et al, aside from supporting NASECORE's argument with regard to the payment of interest on the amount due for refund, likewise argued that MERALCO's proposal to implement Phase IV of the refund on an installment basis is contrary to their right under the Rules of Court to the immediate satisfaction of the Decision of the Supreme Court. Further, Mr. Loyola alleged that there is neither factual nor legal basis for MERALCO not to pay interest for the sums of money it had wrongfully collected from the customers in the concept of "solutio indebiti".

The contention of the movants regarding the payment of interest has no legal basis. The dispositive portions of the Decisions of the Supreme Court as well as of the then Energy Regulatory Board (Board) are hereby quoted as follows:

A) November 15, 2002 Supreme Court Decision in G.R. Nos. 141314 and 141369:

> "WHEREFORE, in view of the foregoing, the instant petitions are GRANTED and the decision of the Court of Appeals in C.A. G.R. SP No. 46888 is REVERSED. Respondent MERALCO is authorized to adopt a rate adjustment in the amount of P0.017 per kilowatthour, effective with respect to MERALCO's billing cycles beginning February 1994. Further, in accordance with the decision of the ERB dated February 16, 1998, ***the excess average amount of P0.167 per kilowatthour starting with the applicant's billing cycles beginning February 1998 is ordered to be refunded to MERALCO's customers or correspondingly credited in their favor for future consumption.*** " (Underscoring supplied)

B) January 28, 1994 Decision in ERB Case No. 93-118:

> "**WHEREFORE,** premises considered and in accordance with Section 8 of Executive Order No. 172 and the applicable provisions of the Public Service Act, as amended, this Board hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to adopt and implement the attached rate schedules embodying the aforementioned rate adjustment in the average amount of 18.4 centavos per kwh, effective with respect to applicant's billing cycles beginning February 1994.
>
> In the event, however, that the Board finds, after hearing and submission by the Commission on Audit of an audit report on the books and records of account of the applicant, that the latter is entitled to a lesser increase in rates, ***all excess amounts collected from the applicant's customers as a result of this Order shall either be refunded to them or correspondingly credited in their favor for application to electric bills covering future consumption.*** " (Underscoring supplied)

Nowhere in the aforesaid Decisions did it mention the need to pay interest on the amount to be refunded. Accordingly, the Commission believes that granting movant's motion to direct MERALCO to pay interest would be tantamount to an amendment of Decisions which have long become final and executory and which the Commission is mandated to implement. Settled is the rule that once the judgment has become final, it is removed from the power or jurisdiction of the court to further alter or amend the same. The court's only power is to order its execution *(Ocampo vs. Caluag, 19 SCRA 971)*. Moreover, it was held that where the Supreme Court's judgment which did not provide for payment of interest is already final, no interest may be awarded *(Santulan vs. Fule, 133 SCRA 762)*. Claim for payment of legal interest is groundless where decision and orders sought to be enforced do not direct payment of interest and have long been final *(Canonizado vs. Ordonez-Benitez, 149 SCRA 555)*.

Likewise, GMA et al.'s contention that MERALCO's proposal to implement the refund on installment is contrary to their right to immediate satisfaction of the judgment is without merit. As correctly pointed out by MERALCO in its "Rejoinder" filed on July 16, 2004, the dispositive portion of the Supreme Court Decision sought to be enforced by the movants expressly provided for the crediting of the refund in the customers favor for their future consumption. If the Decision intended that the total amount of the refund to all customers shall be immediately paid, then it could have expressly stated so.

Thus, in the evaluation of the said proposal, the following factors were considered: 1) MERALCO has substantially implemented its specific procedures on the "fixed credit to bills" option; 2) MERALCO's proposal to offer an instrument in the form of a refund note may be advantageous to its customers considering its negotiability features which may address liquidity problems of some financially distressed customers; 3) MERALCO encountered cash flow problems in implementing the three (3) previous phases; and 4) the amount involved in Phase IV is P18.65 Billion or 62% of the total P30 Billion refundable amount.

WHEREFORE, the foregoing premises considered, MERALCO's proposal for the implementation of Phase IV-A of the refund is hereby **APPROVED** with modification to the effect that the same will be effected within eighteen (18) months instead of thirty six (36) months.

Accordingly, MERALCO is hereby directed to:

a) Implement Phase IV-A of the refund scheme starting January 2005 until June 2006;

b) Submit specific details on the implementation of Phase IV-B of the refund scheme including but not limited to costs associated with the issuance of the notes, parties involved, specific timetable and other details incidental to the refund notes mode of refund; and

c) Submit a refund status upon its implementation.

SO ORDERED.

Pasig City, December 21, 2004.

RODOLFO B. ALBANO, JR.
Chairman

OLIVER B. BUTALID
Commissioner

JESUS N. ALCORDO
Commissioner

RAUF A. TAN
Commissioner

ALEJANDRO Z. BARIN
Commissioner

FGB/

Copy furnished:

1. Atty. Manuel L. M. Torres
Counsel for Applicant
Quiason Makalintal Barot Torres & Ibarra
21st Floor, Robinsons-Equitable Tower
4 ADB Avenue, corner Poveda Street
Ortigas Center, Pasig City – 1600

2. Atty. Wigberto Tanada
Tanada, Vivo & Tan Law Offices
6th Floor, Strata 200 Bldg.,
Emerald Avenue, Ortigas Center
Pasig City

3. Manila Electric Company
Lopez Bldg., Meralco Avenue
Pasig City

4. Office of the Solicitor General
134 Amorsolo St., Legaspi Village
Makati City – 1229

5. Commission on Audit (COA)
Commonwealth Avenue
Quezon City – 0880

6. Senate Committee on Energy
GSIS Building, Roxas Boulevard
Pasay City -1307

7. House Committee on Energy
Batasan Hills, Quezon City – 1126

8. Atty. Ceferino Padua
Suite 306, 3rd Floor, Chateau de Balle
148 Roxas Blvd., cor. Airport Road
Paranaque City

9. Mr. Genaro Lualhati
c/o Maura Hilado
317 Palali St., City of Mandaluyong – 1550

10. Mr. Pete Ilagan
National Association of Electricity
Consumers for Reforms (NASECORE)
Unit 616 Roxas Seafront Gardens Townhouse
Roxas Bldv., corner Ortigas St.,
Pasay City – 1300

11. ATTY. NELSON A. LOYOLA
Counsel for Oppositors Loyola et al.
No. 92 Sampaguita Avenue, Sampaguita Vilage
San Pedro Laguna -4023

12. ATTY. MANUEL T. CHAN
Counsel for NASECORE
Unit 308 Verde Oro Bldg.,
535 Commonwealth Avenue,
Quezon City

13. BELO GOZON ELMA PAREL ASUNCION & LUCILA
ATTYS. GENER E. ASUNCION & CRISELDA MARTIN-FUNELAS
Counsel for GMA Network Inc. et al.
15th Floor, Sagittarius Condominium,
H.V. Salcedo Village,
Makati City

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE-DISCLOSURE DEPARTMENT RECEIVED JAN 13 2005

US SEC File No. 82-3237

RECEIVING UNIT Received by: JAN 13 PM 4 15

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 13, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

US SEC
File No. 82-3237

11. **Item Number reported: Item 9 (Other Events)**

Please see attached copy of Press Release regarding the PHASE IV-A REFUND IMPLEMENTATION approved by the Energy Regulatory Commission in its Order dated December 21, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President / Assistant Corporate Secretary and Information Disclosure Officer

Date: January 13, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO E.O. CUNA TEL. NO. 631-5557

January 13, 2005

The Manila Electric Company today said that it has received an order from the Energy Regulatory Commission (ERC) regarding its Phase 4A refund implementation.

Meralco said Phase IVA which has a gross refund amount (GRA) of P2.276 billion covers a total of 103,425 small commercial and industrial customers, government hospitals and metered streetlights (GHMS) customers with contracted demand of less than 40 kW. Also included are flat streetlight customers.

In a statement released to media, Meralco Sr. Asst. Vice President and Refund Management Task Force Head Leo Mabale said that the order states that the refund will be credited to future billings over a specified period of 18 months starting January 2005. The order also directed Meralco to submit the details of its Phase 4B refund proposal and provide the commission with a refund implementation status.

"Although we recognize and adhere to ERC's order, we need to inform the commission on the difficulties of starting the implementation this month. We received the order only on January 6 and we cannot implement it midway in the billing cycle (January billing cycle). In addition, the Bureau of Internal Revenue (BIR) has notified us that it intends to tax the refund of customers under Phase 4 and to designate Meralco as its withholding agent. We hope to clarify with the BIR and ERC all of these matters including the tax rules and mechanics at the soonest possible time so we can hopefully implement the refund by February at the earliest.

Mabale added that at the end of December 2004, Meralco completed the processing of refunds for active and terminated residential / general service (R/GS) customers. This covers 5.1 million customers, representing 98% of customers entitled to a refund. The amount processed for refund stands at P11.6 billion or 38% of the total refundable amount.

****

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 32-3237

2005 JAN 24 PM 2:14

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 24, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, January 24, 2005, the Board has fixed February 28, 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at the Annual Stockholders Meeting of MERALCO to be held on Tuesday, May 31, 2005, starting at 9:00 a.m., at the Meralco Theatre, Lopez Building, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
First Vice President and OIC
Information Disclosure Officer

Date: January 24, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

JAN 2 6 2005
426 elm

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 26, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. **Item Number reported: Item 9 (Other Events)**

Please see attached copy of Press Release entitled "MERALCO SADDENED BY COURT OF APPEALS DECISION".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
First Vice President, Treasurer &
OIC, Information Disclosure Officer

Date: January 26, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock E'xchange (PSE)

MERALCO

Press Release

REFER TO E.O. CUNA TEL. NO. 631-5557

Meralco Saddened by Court of Appeals Decision

The Manila Electric Company today (January 26) said that it is saddened by the decision of the Court of Appeals denying its Motion for Reconsideration of the court's July 22, 2004 Decision.

Based on a petition for review, the appellate court last year annulled and set aside the rulings of the Energy Regulatory Commission (ERC) approving Meralco's unbundling and rate increase. The court also remanded the case back to ERC for further proceedings, including the conduct of a COA audit.

Meralco President and COO Jesus Francisco said that the CA ruling will have severe repercussions on the Company's viability. "The 8.65 centavos increase granted by ERC starting June 2003 together with the unbundling is Meralco's first increase since the provisionally approved 18.4 centavos in 1994 which was subsequently slashed to 1.7 centavos because of the Supreme Court ruling," said Mr. Francisco. "We are, in fact, still servicing an over P30 billion refund arising out of the SC decision."

The CA decision also reverses the unbundling of Meralco rates which provided substantial discounts to residential customers consuming within 100 kwhs per month or the lifeline users. These lifeline users enjoyed a reduction in their electric bills of over P100 per month starting June 2003 and are accorded monthly discounts of 50%, 35%, and 20% under the unbundling. "Implementation of the CA decision means substantially increasing the rates to these very small customers, something that would be very difficult toimplement at this time," added Mr. Francisco. Lifeline customers numbered close to 1.6 million in December 2004, representing over one-third of Meralco's 4.2 million customers.

With Meralco's viability endangered by the CA decision and considering its implications to the very poor among its customers, Meralco may have no recourse but to elevate the matter to the Supreme Court. While it still has to officially receive a copy of the CA ruling, its legal counsels are already studying the matter. Meralco may also have to seek relief at the ERC whose duty is to balance the interests of customers and the utilities. "Public interest dictates that a utility be viable. Otherwise, it cannot continue to perform the vital service of delivering electricity to its customers,"said Mr. Francisco.

***

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 28, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

2005 JAN 28 PM 4 31

2005 JAN 28 PM 4 48

11. Item Number reported: *Item 5 (Legal Proceedings)*

Please see attached copy of Court of Appeals Decision on CA-G.R. SP No. 77559 entitled "Mr. Genaro Lualhati, Bagong Alyansang Makabayan (BAYAN), Kilusang Mayo Uno (KMU), GABRIELA, Kalipunan ng Damayang Mahihirap (KADAMAY), and Party-List BAYAN MUNA versus Manila Electric Company (MERALCO)."

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: January 28, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

THE LAW FIRM OF
QUIASON MAKALINTAL BAROT TORRES
RECEIVED
DATE JAN 26 2005

Republic of the Philippines
COURT OF APPEALS
Manila

MR. GENARO LUALHATI, BAGONG ALYANSANG MAKABAYAN (BAYAN), KILUSANG MAYO UNO (KMU), GABRIELA, KALIPUNAN NG DAMAYANG MAHIHIRAP (KADAMAY), and PARTY-LIST BAYAN MUNA,
Petitioners,

- versus -

CA-G.R. SP No. 77559

MANILA ELECTRIC COMPANY, (MERALCO),
Respondent.

NOTICE OF RESOLUTION

SIRS:

Please take notice that on **January 24, 2005**, a Resolution, copy attached, was rendered by the **FORMER FIFTEENTH DIVISION** of the Court of Appeals in the above-mentioned case, the original of which is now on file in this office.

Very truly yours,

ATTY. LILIA MERCEDES ENCARNACION A. GEPTY
Acting Division Clerk of Court

Copy Furnished:

Quiason Makalintal Barot Torres & Ibarra – reg. w/ rc
Counsel for Respondent
21F, Robinsons-Equitable Tower
4 ADB Ave. cor. Poveda St.
Ortigas Center, 1605 Pasig City

Hon. Manuel Sanchez – reg. w/ rc
Energy Regulatory Commission
San Miguel Ave., Pasig City

Tañada Vivo & Tan Law Offices – reg. w/ rc
Counsel for Respondent
6/F, Strata 200 Bldg., Emerald Avenue
Ortigas Center, Pasig City

Public Interest Law Center – reg. w/ rc
4/F, Kaija Bldg., 7836 Makati Avenue
Makati City

The Solicitor General – reg. w/ rc
134 Amorsolo St., Legaspi Village
1229 Makati City

Atty. Francisco Saturnino C. Juan – reg. w/ rc
Counsel for ERC
San Miguel Ave., Pasig City

Atty. Francisco I. Naputo – reg. w/ rc
Counsel for Intervenors-Customers of MERALCO
Unit 616 Roxas Seafront Gardens
Roxas Blvd., Pasay City

(1F)

US SEC
File No. 82-3237

Republic of the Philippines
COURT OF APPEALS
Manila

FORMER FIFTEENTH DIVISION

MR. GENARO LUALHATI, BAGONG ALYANSANG MAKABAYAN (BAYAN), KILUSANG MAYO UNO (KMU), GABRIELA, KALIPUNAN NG DAMAYANG MAHIHIRAP (KADAMAY), and PARTY-LIST BAYAN MUNA, Petitioners,	CA-G.R. SP NO. 77559 Members: **VILLARAMA, JR.,** ***Chairman*****,** **SUNDIAM,** and **DIMAAMPAO,** ***JJ*****.**
- versus -	
MANILA ELECTRIC COMPANY, (MERALCO), Respondent.	Promulgated: JAN 24 2005

x- -x

RESOLUTION

VILLARAMA, JR., J.

On July 22, 2004, judgment was rendered in this case, the dispositive portion of which stated as follows:

> "WHEREFORE, premises considered, the present petition is hereby PARTLY GRANTED. The challenged Decision dated March 20, 2003 and Order dated May 30, 2003 of the Energy Regulatory Commission (ERC) in ERC Case Nos. 2001-646 and

2001-900 are hereby both ANNULLED and SET ASIDE. The case is hereby REMANDED to the ERC for further proceedings, and the ERC is further ORDERED to direct the Commission on Audit (COA) to audit the books, records and accounts of MERALCO pursuant to Section 22, Chapter 4, Subtitle B, Title I, Book V of Executive Order No. 292 (Administrative Code of 1987).

"No pronouncement as to costs.

"SO ORDERED."[1]

On August 13, 2004, the ERC filed a Motion (1) To Intervene; (2) To Plead Not Through the Office of the Solicitor General; (3) To Admit Attached Motion For Reconsideration; and (4) To Be Heard Orally Upon Said Motion For Reconsideration.[2] On August 17, 2004, respondent MERALCO filed its Motion For Reconsideration.[3] As directed, the petitioners thru their counsel Public Interest Law Center and the Office of the Solicitor General (OSG) filed their respective Comments on MERALCO's motion.[4]

In the meantime, Siegfriedo Veloso, Bonifacio Dazo, Erlinda Carajg, Willy Espiritu, Amado Soliman, Jr. and Petronilo Ilagan in their capacity as customers of MERALCO, filed a Motion For Intervention on September 24, 2004.[5] In Our Resolution, dated October 6, 2004, We directed MERALCO, the OSG and counsel for petitioners to comment on the aforesaid motion for intervention.[6] Petitioners' Consolidated Comment/Opposition to the respective motions for reconsideration of MERALCO and the ERC was received on October 21, 2004.[7] Consolidated Comment of the OSG was received on December 10, 2004.[8] MERALCO filed its Comment on the motion for intervention of Veloso, et al., on November 9, 2004.[9] On January 11, 2005, Comment on the said motion for intervention was likewise filed by the OSG.[10] There being no comment filed so far

---

[1] Rollo, p. 421.
[2] Rollo, pp. 434-713.
[3] Rollo, pp. 716-742.
[4] Rollo, pp. 743-761, 1015-1088.
[5] Rollo, pp. 762-1012.
[6] Rollo, p. 1014.
[7] Rollo, pp. 1024-1041.
[8] Rollo, pp. 1065-1088/.
[9] Rollo, pp. 1049-1056.
[10] Rollo, pp. 1093-1114.

by the petitioners on the motion for intervention of Veloso, et al., all the foregoing motions and comments were deemed submitted for resolution.

MERALCO'S MOTION FOR RECONSIDERATION

"I

"A COA AUDIT IS NOT A PREREQUISITE TO RATE FIXING.

"II

"THE COA, UPON THE REQUEST OF THE ERC, CONDUCTED AN AUDIT OF THE BOOKS AND RECORDS OF MERALCO

"III

"THE ERC DID NOT VIOLATE THE OPPOSITORS' RIGHT TO DUE PROCESS; ON THE CONTRARY, RULES OF PROCEDURE WERE RELAXED IN FAVOR OF THE OPPOSITORS

"IV

"THE PPA AND CERA WERE PURELY COST RECOVERY MECHANISMS WHICH WERE DULY APPROVED BY PREDECESSORS OF THE ERC

"V

"THE COURT'S DECISION SERVES TO DEFEAT THE POLICIES AND OBJECTIVES OF THE EPIRA."[11]

---

[11] Rollo, pp. 718, 726-727, 733 and 737.

The Court finds no merit in the motion.

Sec. 10, Rule 43 of the 1997 Rules of Civil Procedure, as amended, provides that the findings of fact of the court or agency concerned, when supported by substantial evidence, shall be binding on this Court. Absent any showing of arbitrariness or grave abuse of discretion, courts must accord the highest respect, if not finality, to factual findings in their respective fields.[12] Thus, the rule that courts will not interfere with purely administrative matters involving the exercise of judgment and findings of fact admits of exceptions, as when there is a clear showing that the agency acted arbitrarily or with grave abuse of discretion or when it acted in a capricious manner such that its action may amount to excess of lack of jurisdiction.[13]

Evidently, the doctrine of non-interference or a limited judicial review does not apply when the board or official has gone beyond his statutory authority, exercised unconstitutional powers or clearly acted arbitrarily and without regard to his duty or with grave abuse of discretion.[14] Once the actuation of the administrative official or administrative board or agency is tainted by a *failure to abide by the command of the law,* then it is incumbent on the courts of justice to set matters right, with the Supreme Court having the last say on the matter.[15] Even in cases involving the exercise of administrative discretion on policy decisions, judicial scrutiny is not proscribed or foreclosed to reverse or modify the action or ruling taken by the board or agency.[16]

In this case, MERALCO contends that this Court erred in annulling and setting aside the appealed decision of the ERC granting its applications for rate increase and rate unbundling on the ground that ERC denied an earlier request for an audit by the COA of MERALCO's books and financial records. Citing Commonwealth Act No. 325 and the Administrative Code of 1987, MERALCO argues that a COA audit is not a pre-requisite to rate-fixing, particularly in the light of the establishment of ERC under Sec. 2 [j] of EPIRA as a "strong and purely independent regulatory body." It points out that such audit

[12] *F. F. Aldaba Engineering vs. Minister of Labor and Employment,* 237 SCRA 31.
[13] RUBEN E. AGPALO, Philippine Administrative Law, *1999 Edition,* p. 358.
[14] *Ruby Industrial Corporation vs. Court of Appeals,* 284 SCRA 445, 455.
[15] Supra., at p. 455.
[16] Vide: *Garcia vs. Board of Investments,* 191 SCRA 288.

by COA of public utilities is not mandatory but comes into play only if the Congress or the former Public Service Commission "so requests." And even conceding that such COA audit is necessary, the ERC had not gravely abused its discretion in denying such a request during the proceedings in the rate increase application considering that, as cited and interpreted in the Decision, the Supreme Court in G. R. Nos. 141369 and 141314, has recognized that government audit may be done before or after the grant of provisional authority for rate increase. Thus, this Court could have simply ordered an audit to be conducted by the COA without annulling the questioned rate orders. MERALCO reiterates its position that a COA audit is not mandatory or obligatory, citing the Supreme Court's ruling in *Municipality of Daet vs. Hidalgo Enterprises, Inc.,* 138 SCRA 265, 272.

The argument is untenable.

The cited provision, Sec. 1, C. A. No. 325[17] requires an audit and examination of the books and records of all public services in connection with rate-fixing, but not just in cases where the Public Service Commission or the National Assembly "so requests", as narrowly read by MERALCO. The entire sentence reads: "*Whenever the public interests so demand* **and/or** whenever the Public Service Commissioner or a Committee of the National Assembly so requests, the Auditor General shall cause to be made an examination into the financial condition of any public service under the jurisdiction of the Public Service Commission, and the public service or public services concerned shall submit to the Auditor General or his duly authorized representatives all such reports, records, books of accounts and other papers whatsoever as may be required, and in such examination, the Auditor General or his representatives shall have the power to examine under oath any official and employee of such public services."[18]

> "The term 'and/or' means that effect shall be given to both the conjunctive 'and' and the disjunctive 'or'; or that one word or the other may be taken accordingly as one or the other will best

[17] "AN ACT TRANSFERRING THE AUDIT OF THE BOOKS AND ACCOUNTS OF PUBLIC SERVICES FROM THE PUBLIC SERVICE COMMISSION TO THE GENERAL AUDITING OFFICE AND PROVIDING FUNDS THEREFOR" approved on June 18, 1938.
[18] *Ibid., Public Laws of the Commonwealth Annotated,* Vol. 2, pp. 461-462.

> effectuate the purpose intended by the legislature as gathered from the whole statute. The term is used ***to avoid a construction which by the use of the disjunctive 'or' alone will exclude the combination of several of the alternatives or by the use of the conjunctive 'and' will exclude the efficacy of any one of the alternatives standing alone.***"[19] [UNDERSCORING SUPPLIED]

By the conjunctive "and/or" used in the aforecited Sec. 1 of C. A. No. 325, the clear import is that even without prior official request made by the Public Service Commissioner or Congress, an audit or examination of all public services for the purpose of rate-fixing shall be conducted by the COA *whenever public interest demands* it. This construction of the law is simply consistent with or in harmony with Sec. 22, Title I, Subtitle B, Chapter 4, Book V of the Administrative Code of 1987 granting the COA full power and authority to examine the accounts of public utilities "in connection with the fixing of rates *of every nature*, or in relation to the proceedings of the proper regulatory agencies x x x."

Contrary to the position of MERALCO, a plain reading of the unambiguous words of Sec. 1, C. A. No. 325 would not make such an audit by COA of public utilities in rate-fixing proceedings *merely dependent* or contingent on the decision or request of the Congress or a Committee thereof. In fact, as stated in Our Decision, the grant of power to COA under the Administrative Code of 1987 is plenary and the scope of audit or examination expansive considering that Sec. 22 (2) even subjects to penalties any public utility refusing to allow an examination, or found guilty of concealing any material information concerning its *financial status*. As to those specific functions of the COA enumerated by MERALCO, the last catch-all phrase was disregarded or ignored by it, stating that the COA shall perform such other functions or duties *as may be prescribed by law*. Aside from Sec. 22, Chapter 4, Subtitle B, Title I, Book V of the Administrative Code of 1987, Sec. 7, Chapter 3 of the same title and book specifically provides that the COA's Special Audit Office shall perform functions among which is to "audit financial operations of public utilities and franchise grantee for rate determination and franchise tax purposes."

---

[19] RUBEN E. AGPALO, Statutory Construction, *1995 Edition*, p. 159.

That the EPIRA established the ERC[20] as an "independent, quasi-judicial regulatory body" did not have the effect of repealing existing laws mandating the COA to audit public utilities like MERALCO for rate-fixing purposes or defeat the said constitutional commission's public duties. The EPIRA itself charges the ERC in its key functions such as rate-setting methodology to act "in the public interest."[21] Moreover, the legislature is presumed to know the existing laws; if it intended a repeal of the earlier law, it should have so expressed that intention in the subsequent statute. On the other hand, the cited ruling in the case of *Municipality of Daet vs. Hidalgo Enterprises, Inc.*, [22] is not controlling. The Court in said case relied on an earlier ruling involving MERALCO's own valuation of its properties in connection with rate-fixing by the former Public Service Commission, rather than on the assessment made by the General Auditing Office (GAO). It was decided *prior to the promulgation of Executive Order No.* 292 (Administrative Code of 1987) which expressly authorizes and mandates the Commission on Audit (COA) to examine the books and accounts of public utilities for rate-fixing purposes.

Thus, a statute will not be deemed to have been impliedly repealed by another enacted subsequent thereto unless there is a showing that a plain, unavoidable and irreconcilable repugnancy exists between the two. [23] Here, no such inconsistency or repugnancy can be gleaned in the provisions of the new law (EPIRA) with those existing laws expressly granting power to the COA to examine the books and financial records of public utilities for rate-fixing purposes. In fact, the law itself states that its provisions shall be construed in favor of the "establishment, promotion, preservation of competition and people empowerment so that the widest participation of the people, whether directly or indirectly, is ensured."[24] This democratized policy of rate-fixing process means that every legal measure and procedure to ensure the protection of public interest

---

[20] Sec. 38, R. A. 9136.
[21] Ibid., Sec. 43 (f).
[22] 138 SCRA 265
[23] *Freedom From Debt Coalition, et al. vs. Energy Regulatory Commission,* June 15, 2004, citing *Iloilo Palay and Corn Planters Association, Inc., vs. Feliciano,* 13 SCRA 377, 381, *Villegas vs. Subido,* 41 SCRA 190 and *Lichauco & Co. vs. Apostol and Corpus,* 44 Phil. 138.
[24] Sec. 75, R. A. No. 9136.

must be strictly implemented, foremost of which is a government audit of the public utility seeking a rate hike.

An audit, specially that conducted by the government auditing body, is not a ceremonial exercise or a routine procedure. The term *"audit"* refers to a "systematic inspection of accounting records involving analyses, tests and confirmations." It denotes a "formal or official examination and authentication of accounts, with witnesses, vouchers, etc."[25] It has been said that the three primary factors involved in the determination of justness and reasonableness of rates are an examination of a company's property valuation which constitutes its rate base, its expenses, and the rate of return developed by relating its income to its rate base.[26] Our legal system incorporates such examination by government auditors in the rate-fixing process involving public utilities. As to whether or not a revitalized and strengthened regulatory body like the ERC finds itself competent enough to dispense with a COA audit in determining the reasonableness and justness of a rate hike application such as MERALCO constitutes an inquiry into the wisdom of the law that is best addressed to our lawmakers rather than the courts.

In the same breath, nonetheless, MERALCO denies not having complied with the requisite COA audit. In support of its allegation that there was in fact such audit of MERALCO's financial records in connection with its rate hike and rate unbundling applications being simultaneously heard by the ERC, MERALCO cited photocopies of various communications and documents attached to ERC's motion for reconsideration and supposedly showing that the COA auditors were assigned or detailed to the ERC and performed its functions in this regard.

This Court is not persuaded.

It appears from Annexes "1" to "11" of ERC's motion for reconsideration[27] that a number of COA auditors have been assigned to the ERC to assist the latter in ERC Case No. 2001-900 (rate unbundling application). There is no showing however, that any of

---

[25] Black's Law Dictionary, *Fifth Edition*, p. 120.
[26] 64 Am Jur 2d, § 135, p. 662.
[27] Rollo, pp. 475-714.

these results or report of the COA audit, if indeed there was, were considered and taken up during the numerous hearings conducted by the ERC. Most important, nowhere in the assailed decision and orders granting MERALCO's applications for rate increase and rate unbundling are such findings of a COA audit even mentioned or considered by the ERC in justifying the approval of MERALCO's applications. Thus We underscored in Our Decision that the ERC failed to address and resolve those matters consistently raised by the oppositors and the OSG disputing the factual basis of MERALCO's rate base in its rate hike application, and of those controversial items like the Purchased Power Adjustment (PPA) and other related charges in the rate unbundling application. As correctly pointed out by the petitioners and the OSG, the ERC could have easily cited or made reference to such COA Report *in its Decision and Order* were it true that it complied with such requirement of the law.

Anent the issue on the legality of the PPA, GRAM and CERA, suffice it to say that the EPIRA expressly allows public utilities like MERALCO to recover transmission and generation costs --- the unbundled rates will have to reflect their true actual cost --- as well as currency exchange rate adjustment due to the fluctuation of the Philippine pesos *vis-a-vis* the US Dollar. Whatever doubts regarding the constitutionality of these impositions and/or appropriate recovery mechanisms for the electric power industry participant, We firmly opined that this must be resolved in an appropriate action and proper forum. But since the EPIRA had tasked the ERC to see to it that such recoverable stranded contract costs are "prudent" and reasonable, and that the overall standard of fairness in the rate adjustments be observed, the necessity and importance of a COA audit for such a determination or evaluation by the ERC becomes more obvious. Further considering the extremely disputed and hotly contested figures submitted by MERALCO to justify the rate hike sought by it, and also the unbundled rates that includes the highly controversial "PPA" and "Universal Charge," this Court taking note of separate and other numerous suits in different courts still pending at this time involving the same issues that concern the very accuracy of those data or information supplied by MERALCO in these cases before the ERC, We held that ERC gravely abused its discretion in not granting the earlier request of the OSG and some of the

oppositors for the COA to conduct an audit at the time MERALCO's applications are being heard *before* it actually approves the same.

The ERC in its motion for reconsideration claims that even if it did not grant the OSG's request for a COA audit prior to the issuance of a provisional authority in MERALCO's rate increase application, it nevertheless complied with the conduct of such an audit for the purpose of rate unbundling application in ERC Case No. 2001-900 pursuant to Sec. 36 of EPIRA. Annexes "3-A" to "3-F" were submitted to show that COA auditors were detailed to ERC and examined MERALCO's books and accounts for this purpose. "Annex "3-G" is a letter-report of COA auditor Raquel C. Gorgonio, regarding "additional documents" submitted by MERALCO, which is actually an "Addendum No. 2 to Report dated June 10, 2002 on the examination of cost and expenses of MERALCO"; Annex "3-H" is a Certification dated June 28, 2002 stating that five (5) COA auditors were detailed to ERC; "Annex "3-J" is a letter containing MERALCO's comments to the aforementioned "Addendum No. 2" of COA's Report dated June 10, 2002 (Annex "3-G"); the rest of the documents, Annexes "4" to "11" are "working papers" of the COA auditors.

As already stated, these documents are not sufficient to show compliance with the legal requirement of a COA audit for rate-fixing purposes. In the first place, these are mere partial and incomplete documents indicating that apparently there was such an audit made by the COA on certain financial statements of MERALCO. These initial findings/comments of COA specifically relate to the rate unbundling application (ERC Case No. 2001-900). There is no actual Report submitted by the COA on the financial status of MERALCO as to demonstrate the reasonableness, fairness and necessity of those items in the unbundled rates nor how do the initial figures bear on the determinations made by the ERC in its Decision. Nothing in the initial and partial report showed relevance to the very issue of MERALCO's *true financial condition* in both the rate increase and rate unbundling charges applied for.

It taxes one's credulity that ERC would insist on compliance with the law for a COA audit and yet provide no explanation whatsoever why *no such finding or report of the COA was mentioned or considered in its Decision granting the applications for rate*

increase and rate unbundling. The inevitable conclusion is that the ERC did not observe transparency and failed to act in the public interest, as even the OSG was unaware of any such Report submitted by the COA, much less was such Report taken up in the hearings.

ERC's plea for reconsideration of Our Decision rests on its theory that its approval of the rate increase and rate unbundling applications was not premature, as ruled by this Court. However, no cogent reason was presented by it to prove that there was *actual and substantial compliance* with the legal requirement. It fails to grasp the significance of the COA audit as extensively explained in Our Decision -- the factual matters in dispute had not been satisfactorily resolved, as to the *necessity, reasonableness and fairness of* the rate adjustments sought by MERALCO. This is not just a matter involving procedure, or the constitutional right of the petitioners to due process, but the very mandate of the ERC which is to protect *public interest* above anything else. Otherwise, the entire process of rate-fixing becomes meaningless notwithstanding that petitioners were allowed to submit their pleadings and oppositions.

Although the matters raised in ERC's motion for reconsideration are similar to those already set forth in MERALCO's own motion for reconsideration, the issue of whether it is proper to grant ERC's motion to intervene at this stage must be separately addressed.

Intervention is a remedy by which a third party, not originally impleaded in the proceedings, becomes a litigant therein to enable him to protect or preserve a right or interest which may be affected by such proceeding.[28] Intervention in an action is neither compulsory nor mandatory but merely optional and permissive.[29] Nevertheless, the permissive tenor of the provision on intervention shows the intentions of the Rules to give to the court the full measure of discretion in permitting or disallowing the same -- the rule on intervention was evidently intended to expedite and economize in litigation by permitting *parties interested in the subject matter,* or anything related therein, to adjust the matter in one instead of several

---

[28] *Manalo vs. Court of Appeals,* 366 SCRA 752.
[29] *Mabayo Farms, Inc. vs. Court of Appeals,* 386 SCRA 110.

suits.[30] The purpose of intervention is to enable a stranger to an action to become a party to protect his interest and the court incidentally to settle *all conflicting claims.*[31]

Section 1, Rule 19 of the 1997 Rules of Civil Procedure, as amended, provides:

> "SECTION 1. ***Who may intervene.*** -- A person who has a ***legal interest in the matter in litigation, or in the success of either of the parties, or an interest against both, or is so situated as to be adversely affected by a distribution or other disposition of property in the custody of the court or of an officer thereof may, with leave of court, be allowed to intervene in the action.*** The court shall consider whether or not the intervention will unduly delay or prejudice the adjudication of the rights of the original parties, and whether or not the intervenor's rights may be fully protected in a separate proceeding." [UNDERSCORING SUPPLIED]

In this case, the ERC argues that Our Decision will have far-reaching consequences not just to ERC's decision in the case of MERALCO's rate unbundling application but also with respect to various decisions subsequently rendered by ERC involving MERALCO's rates, as well as to other rate unbundling application filed pursuant to Sec. 36 of EPIRA, such as those filed by electric cooperatives and the National Power Corporation (NPC). With such confusion and uncertainty over the validity of all these other decisions rendered by the ERC, it is contended that the Decision of this Court will "derail the restructuring of the entire electric power industry (of which the unbundling of rates of all the utilities is an indispensable first step that was targetted for completion within six [6] months only from submission of the applications therefor for resolution) x x x." Further, the ERC points out that being an administrative body whose decision is the subject of a petition for review under Rule 43 of the Revised Rules of Court, it may be allowed to intervene, as it may

[30] *Yau vs. Manila Banking Corporation*, 384 SCRA 340.
[31] *Natalia Realty, Inc. vs. Court of Appeals*, 391 SCRA 370.

even appeal to the Supreme Court from an adverse decision of this Court, as held in the case of *Civil Service Commission vs. Dacoycoy* (306 SCRA 425).

Indeed, it has been settled that an appeal by the Civil Service Commission now lies from a decision exonerating a civil service employee of administrative charges.[32] The rationale given is that the Civil Service Commission has become the party adversely affected by such ruling, which seriously prejudices the civil service system. Hence, as an aggrieved party, it may appeal the decision of the Court of Appeals to the Supreme Court.[33] There is no question that the ERC can appeal Our Decision to the Supreme Court if it so desires. However, We find no justification for allowing it as intervenor in this case insofar as such "legal interest" it may have on the claim under litigation such that it stands to be "adversely affected," in the same way that respondent MERALCO will be adversely affected, if it opposes a remand of this case as We ordered for the purpose of conduct of a full audit by the COA of MERALCO's books and accounts, as contemplated in the Administrative Code of 1987, *contrary to the position of the Solicitor General who remains as the legal counsel for the government.*

Under the law, it is the Office of the Solicitor General which is vested with the authority to represent the Government, its agencies and instrumentalities and its officials and agents in any litigation, proceeding, investigation or matter requiring the services of a lawyer.[34] Necessarily, it is the OSG which has the power to deputize legal officers of government departments, bureaus, *agencies and offices* to assist the Solicitor General *and appear or represent the Government* in cases involving their respective offices, brought before courts and exercise supervision and control over such legal officers with respect to such cases.[35] In addition, the OSG is empowered to act and represent the Republic and/or the people before any court, tribunal, body or commission in any matter, action or proceeding which, in his opinion, affects the welfare of the people as the ends of justice may require.[36] This Court is therefore in a

---

[32] *Pastor vs. City of Pasig*, 382 SCRA 232, 240.
[33] *Civil Service Commission vs. Dacoycoy*, supra., at p. 437.
[34] Sections 34 and 35 (1), Chapter 12, Title III, Book IV, Administrative Code of 1987.
[35] *Ibid.*, Sec. 35 (8).
[36] *Ibid.*, par. 11.

quandary as to whether in the first place, the ERC may plead intervention in this case and argue contrary to the position of the Solicitor General.

Incidentally, when this Court ordered the ERC to elevate the *entire original records of the case* for proper resolution of this petition, the supposed COA audit report/documents were not among those voluminous records transmitted despite the veracity of MERALCO's claims in support of the rate application being an extremely contested issue during the hearings conducted by the ERC. At any rate, in view of ERC's position that it is within its legal competence and authority to ultimately appeal Our Decision to the Supreme Court, We find the motion for intervention unnecessary and particularly considering Our order for a remand of this case to the ERC so that the COA may properly and fully perform its legal mandate under the law in the proceedings to assist the ERC in making a final and conclusive evaluation of MERALCO's applications for rate increase and rate unbundling.

Finally, on the motion for intervention filed by individual customers of MERALCO (Siegfriedo Veloso, Bonifacio Dazo, Erlinda Caraig, Willy Espiritu, Amado Soliman, Jr. and Petronilo Ilagan and claiming to have such legal interest in the matter under litigation as to be adversely affected by the Court's ruling in this appeal. These individual intervenors raise the following issues:

> "I. WHETHER OR NOT IT IS PROPER FOR ERC TO INCLUDE, DISCUSS AND RULE ON POWER GENERATION ISSUES OF NAPOCOR AND OTHER IPPs, AS THE SAME ARE OUTSIDE OF OR ALIEN TO THE MATTERS COVERED IN MERALCO'S UNBUNDLING APPLICATION.
>
> "II. WHETHER OR NOT THE ASSAILED ERC DECISION AND ORDER VIOLATES THE SPIRIT AND INTENT OF EPIRA.

"III. WHETHER OR NOT THE POWER RATES APPROVED IN THE ERC DECISION AND ORDER ARE INORDINATELY AND UNCONSCIONABLY HIGH.

"IV. WHETHER OR NOT THE COMPUTATION OF THE WEIGHTED AVERAGE COST OF CAPITAL (WACC) OF RESPONDENT MERALCO IS ERRONEOUS.

"V. WHETHER OR NOT MERALCO VIOLATED EIPRA LAW RELATIVE TO THE PERIOD FOR FILING ITS UNBUNDLING SCHEME WITH ERC."[37]

We believe that the foregoing issues should now be properly resolved by the ERC after remand of this case for further proceedings on MERALCO's applications wherein the intervenors may ventilate such concerns in accordance with the ERC Rules of Practice and Procedure. However, We do not find merit in their contention that the ERC may not include in its decision such issues involving NAPOCOR, IPPs and other items related to the generation charge for these are not "alien" to MERALCO's rate unbundling application. As the government agency tasked with implementing the provisions of EPIRA, the ERC certainly has the jurisdiction and competence to tackle these concerns which have a direct bearing on MERALCO's unbundling rate application. Whatever objections or questions intervenors have at this point should now be addressed to the ERC for resolution.

For a motion for intervention to be entertained, two (2) requisites must concur: *first,* the would-be intervenor must show that he has a substantial right or interest in the case and that *second,* it *cannot be adequately pursued and protected in another proceeding.*[38] In view of Our ruling that a remand of the case to the ERC is proper and justified, there is no legal bar for individual intervenors' submission of their objections and arguments to the ERC when it conducts further proceedings in this case pursuant to Our Decision.

---

[37] Rollo, pp. 768-769.
[38] *Secretary of Agrarian Reform vs. Tropical Homes, Inc.,* 362 SCRA 115.

"III. WHETHER OR NOT THE POWER RATES APPROVED IN THE ERC DECISION AND ORDER ARE INORDINATELY AND UNCONSCIONABLY HIGH.

"IV. WHETHER OR NOT THE COMPUTATION OF THE WEIGHTED AVERAGE COST OF CAPITAL (WACC) OF RESPONDENT MERALCO IS ERRONEOUS.

"V. WHETHER OR NOT MERALCO VIOLATED EIPRA LAW RELATIVE TO THE PERIOD FOR FILING ITS UNBUNDLING SCHEME WITH ERC."[37]

We believe that the foregoing issues should now be properly resolved by the ERC after remand of this case for further proceedings on MERALCO's applications wherein the intervenors may ventilate such concerns in accordance with the ERC Rules of Practice and Procedure. However, We do not find merit in their contention that the ERC may not include in its decision such issues involving NAPOCOR, IPPs and other items related to the generation charge for these are not "alien" to MERALCO's rate unbundling application. As the government agency tasked with implementing the provisions of EPIRA, the ERC certainly has the jurisdiction and competence to tackle these concerns which have a direct bearing on MERALCO's unbundling rate application. Whatever objections or questions intervenors have at this point should now be addressed to the ERC for resolution.

For a motion for intervention to be entertained, two (2) requisites must concur: *first,* the would-be intervenor must show that he has a substantial right or interest in the case and that *second, it cannot be adequately pursued and protected in another proceeding.*[38] In view of Our ruling that a remand of the case to the ERC is proper and justified, there is no legal bar for individual intervenors' submission of their objections and arguments to the ERC when it conducts further proceedings in this case pursuant to Our Decision.

---

[37] Rollo, pp. 768-769.
[38] *Secretary of Agrarian Reform vs. Tropical Homes, Inc.,* 362 SCRA 115.

WHEREFORE, premises considered, the motion for reconsideration of MERALCO is hereby DENIED, for lack of merit. The motions for intervention filed by the ERC and individual intervenors Veloso, et al. are hereby likewise both DENIED.

Needless to state, the motions: (1) to admit attached motion for reconsideration; (2) to plead not through the Office of the Solicitor General; and (3) to be heard orally upon said motion for reconsideration filed by the ERC are hereby all DENIED.

SO ORDERED.

MARTIN S. VILLARAMA, JR.
Associate Justice

WE CONCUR:

EDGARDO F. SUNDIAM
Associate Justice

JAPAR B. DIMAAMPAO
Associate Justice

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-323[illegible]

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2005 JAN 28 PM 4 30

1. **Date of Report:** *January 28, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

2005 JAN 28 PM 4 48

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Attached is a report on the attendance of Meralco Directors for the year ended 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: January 28, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

SECRETARY'S CERTIFICATE

I, GIL S. SAN DIEGO, a duly elected, qualified and incumbent Assistant Corporate Secretary of the Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Philippines, do hereby certify that:

Attached is the list of attendance of Meralco Directors in Board meetings for the period covering January to December 2004.

WITNESS THE SIGNATURE of the undersigned as such officer of the Company and its corporate seal hereunto affixed on this 28th day of January 2005.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 28th day of January 2005, affiant exhibiting to me his Community Tax Certificate No. 13791771, issued at Quezon City, on January 9, 2004.

Doc. No. 404;
Page No. 42;
Book No. III;
Series of 2005.

CORNELIO MANUEL III C. DICCION
Notary Public
Until December 31, 2005
PTR No. 0396459
Issued on 1/6/04 at Pasig City

TEL. No. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237

MERALCO BOARD OF DIRECTORS ATTENDANCE
FOR THE YEAR 2004

	Jan. 26	Feb. 23	Mar. 5	Mar 22	Apr. 26	May 24	June 7	June 28	July 26	Aug. 3	Aug. 23	Sep. 27	Oct. 25	Nov. 22	Dec. 13
FELIPE B. ALFONSO	/	/	/	/	/	/	/	/	/	/	X	/	/	/	/
OCTAVIO VICTOR R. ESPIRITU	/	/	/	/	X	X	---	---	---	---	---	---	---	---	---
JESUS P. FRANCISCO	/	/	/	/	/	/	/	/	/	/	/	/	/	/	/
WINSTON F. GARCIA	---	---	---	---	---	---	/	/	/	/	/	X	X	X	X
MONICO V. JACOB	/	/	/	/	/	/	---	---	---	---	---	---	---	---	---
MANUEL M. LOPEZ	/	/	/	/	/	/	/	/	/	/	/	/	/	/	/
CHRISTIAN S. MONSOD	/	/	/	/	/	X	/	/	/	/	/	/	/	/	/
JUAN B. SANTOS	---	---	---	---	---	---	/	/	/	X	/	/	/	X	/
WASHINGTON Z. SYCIP	X	X	X	X	X	/	X	X	/	/	X	/	/	/	/
MARGARITO B. TEVES	/	/	/	/	/	X	/	/	X	/	/	/	/	/	/
EDMUNDO M. VARONA	/	/	/	/	/	/	---	---	---	---	---	---	---	---	---
EMILIO A. VICENS	/	/	/	/	/	/	/	/	X	X	/	/	/	/	/
CESAR E.A. VIRATA	/	/	/	/	/	/	/	/	/	/	/	X	/	/	/
FRANCISCO L. VIRAY	---	---	---	---	---	---	---	---	---	---	X	/	/	/	/

Notes:

Messrs. Espiritu and Jacob were replaced by Messrs. Santos and Garcia at the Annual Stockholders Meeting held on May 25, 2004.
Mr. Varona was replaced by Mr. Viray at the regular Board Meeting held on August 23, 2004
March 5, 2004 and August 3, 2004 were Special Board Meetings.
June 7, 2004 was the Organizational Meeting of the Board.

Legend:

/ - *Present*
x - *Absent*
--- - *Not applicable*

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3233

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 1, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

2005 FEB 1 PM 4 14

2005 FEB 1 PM 4 42

US SEC
File No. 82-3237

11. Item Number reported: *Item 4 (Resignation of Registrant's Director)*

Please be advised that the Company today received a letter from Mr. Juan B. Santos, an "Independent Director" of MERALCO, tendering this resignation from the Board effective February 2005 in view of his appointment as Secretary of the Department of Trade and Industry (DTI). This will be presented to the Board in its special meeting on February 8, 2005 for approval.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
First Vice President, Treasurer, and
OIC, Information Disclosure Officer

Date: February 1, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

34409969

JUAN B. SANTOS

28 January 2005

MR. MANUEL M. LOPEZ
Chairman & CEO
MERALCO
Ortigas Avenue, Pasig City

Dear Manolo,

As you must have gathered from news reports by now, I have accepted the position of Trade & Industry Department Secretary and will serve the government as a member of the President's economic team effective February 2005.

Consequently, I hereby relinquish my position as Director as from end January 2005.

I do so with a sense of sadness, as I will surely miss the camaraderie, the friendship, and the team spirit that we have shared in the board, which have made my stint a truly rewarding and enriching experience.

I hope that whatever good I contribute to the economic team in my capacity as DTI Secretary, will boost further the good that you too have been doing all these years to help our country.

Mr. Chairman and my colleagues, I thank you sincerely for everything. I wish you all continued success!

Sincerely,

JUAN B. SANTOS

Unit 715, Tower 1, PSE Plaza, Ayala Triangle, Ayala Avenue, Makati City 1200
Tel.No.: (632) 891-5889 • Fax No.: (632) 891-5890
Email Address: jbsantos@info.com.ph

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 23. 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. **Item Number reported: Item 5 (Legal Proceedings)**

TRANSMISSION CHARGE BACKBILLING

MERALCO evaluated the impact of the October 1, 2004 Order of the Energy Regulatory Commission (ERC) in ERC Case Nos. 2001-646/2001-900 revising the minimum charge provision in the Meralco rate schedules. The evaluation established that the change on the basis of the computation of the Transmission Charge component of the minimum charge would result in a potential liability estimated at P1.2 billion from June 2003 to October 2004. The Company intends to bring up this matter to the ERC considering that the Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates. From June 2003, the start of the rate unbundling, up to December 2004, under- recoveries have already reached P1.2 billion.

ERC ORDER ON MERALCO GRAM

Article IV, Section 2 of the approved Guidelines for the Automatic Adjustment of the Generation Rates and System Loss Rates, require distribution utilities, like MERALCO, to file a final GRAM application in order to determine the remaining deferred accounting adjustment (DAA) in the Generation Charge under the GRAM. The ERC, on January 27, 2005, released its Order on Meralco's December 13, 2004 application approving a DAA of 9.29 centavos monthly amortization for a period of 24 months starting on February 2005 until January 2007.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice ~~President~~, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: February 23, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 28. 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

US SEC
File No. 82-3237

11. **Item Number reported: Item 9 (Other Events)**

At the regular meeting of the Board of Directors held today, February 28, 2005, the following matters were approved by the Board:

1. The postponement of the Annual Stockholders Meeting of the Company scheduled on May 31, 2005 to June 28, 2005 due to time constraints in the finalization of the Company's audited financial statements as a result of recent developments.

2. The reversal from "subscribed" to "unissued" shares of 76,116 common shares arising from cancellations of ESOP subscriptions as of 31 December 2004, under the Meralco Employees Stock Ownership Plan approved by the SEC, and the reversal from "subscribed" to "unissued" shares on a monthly basis of such number of common shares that may arise from cancellations of ESOP subscriptions staring January, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: February 28, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 2, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Press Release ("Meralco Generation Charge Down by 37.5 centavos").

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: March 2, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO

Press Release

REFER TO E.O. CUNA TEL. NO. 631-5557

March 2, 2005

MERALCO GENERATION CHARGE DOWN BY 37.5CENTAVOS

Due to higher IPP dispatch

Meralco customers will enjoy a 37.5 centavos per kwh reduction in the generation charge reflected in their March 2005 bills. The utility company said this was a result of higher levels of dispatch of the IPPs in February. Following the automatic adjustment mechanism approved by ERC in October last year, the generation charge in customers' bills move on a monthly basis depending on the cost of generation supplied by NPC and the IPPs the previous month.

System loss, another pass-through charge, also adjusts monthly depending on generation cost. With the reduction in generation cost, correspondingly, system loss charges for all customer groups are also lower this March. Meralco also emphasized that, in fact, despite the collection of a 9.29 centavos deferred accounting adjustment approved by the ERC last January 25, 2005, the February 2005 generation charge was still lower compared to the January 2005 figure.

Meralco attributed the hefty 37.5 centavos reduction in generation charge to the improved dispatch of the IPPs which translates to lower cost of generation per kWh. Records show that of the three major IPPs supplying power to Meralco, First Gas Sta. Rita was dispatched at higher than contracted level. Had all the IPPs been run at contract levels and beyond, further savings could have been enjoyed by the customers.

"We have said all along that once our IPPs are dispatched at contracted levels the cost of generation will definitely go down and this will eventually result to lower electricity bills" said Meralco VP for Corporate Communication Elpi Cuna, Jr.

****

US SEC
File No. 82-3237

PHILIPPINE STOCK EXCHANGE, INC.

OSCAR L. ...
2005 MAR -7 AM 9:00

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

54

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 4. 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. **Item Number reported: Item 5 (Legal Proceedings)**

Please see attached Order in ERC Case Nos. 2001-646 and 2001-900 RE: IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

MR. RAFAEL L. ANDRADA
First Vice President , Treasurer and
OIC, Information Disclosure Officer

Date: March 4, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

SEC
No. 32-3237

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NOS. 2001-646 and 2001-900

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.
x -x

ORDER

The Commission takes note of the "Motion to Further Suspend Implementation Indefinitely" filed by applicant Manila Electric Company (MERALCO) on January 31, 2005 praying that the implementation of the directive for it to charge its customers franchise taxes based only on its distribution wheeling and captive market supply revenues be further deferred and/or held in abeyance in view of the absence of the Department of Finance (DOF) guidelines to implement the same.

Finding said motion to be meritorious, the same is hereby GRANTED. Accordingly, the implementation of the said directive is hereby suspended until further notice.

SO ORDERED.

Pasig City, February 24, 2004.

FOR AND BY AUTHORITY
OF THE COMMISSION:

ALEJANDRO Z. BARIN
Commissioner

FGB/01-900/2/25/05/Order.doc

Copy furnished:

1. **ATTY. MANUEL L. M. TORRES**
   Counsel for Applicant
   Quiason Makalintal Barot Torres and Ibarra
   21ST Floor, Robinsons-Equitable Tower
   4 ADB Avenue corner Poveda Street,
   1605 Ortigas Center, Pasig City

2. **ATTY. WIGBERTO E. TANADA**
   Counsel for Applicant
   Tanada Vivo & Tan Law Offices
   6th Floor, Strata 2000 Bldg,
   Emerald Avenue, Ortigas Center.

3. Manila Electric Company (MERALCO)
   Lopez Bldg.,
   MERALCO Avenue, Ortigas
   Pasig City

4. Office of the Solicitor General
   134 Amorsolo St., Legaspi Village,
   Makati city

5. House Committee on Energy
   Batasan Hills, Quezon City

6. Senate Committee on Energy
   GSIS Building, Roxas Blvd.,
   Pasay City

7. National Association of Electricity Consumers for Reforms (NASECORE)
   Unit 616 Roxas Seafront Gardens, Roxas Blvd.,
   Pasay City

8. MR. GENARO LUALHATI
   c/o Maura Hilado
   317 Palali Street,
   Mandaluyong City

9. ATTY. CEFERINO PADUA
   Suite 306, 3rd Flr. Chateau de Balle
   148 Roxas Blvd., cor. Airport Road
   Paranaque City

10. ENGR. ROBERT Q. MALLILLIN
    NAPOCOR Industrial Consumers Association Inc. (NICAI)
    G/F Alegria Bldg., 2229 Chino Roces St.,
    Makati City

11. MR. MIKE OCAMPO
    Philippine Consumers Welfare Union (PCWU)
    Suite D 2526 Tejeron St., Sta. Ana, Manila

12. ATTYS. MARIE YUVIENCO AND RACHEL PASTORES
Counsel for Oppositors BAYAN et. al.
4/F Kaija Bldg.,
7836 Makati Avenue, corner Valdez St.,Makati City

13. ATTY. RAMON LAPES
San Miguel Corporaiton
San Miguel Ave., Pasig City

14. FREEDOM FROM DEBT COALITION
Manalili Dolleton Law Office
34 Matiyaga St., Central District
Quezon city

15. ATTY. JOSE T. BALDONADO
Vice-President-Agriculture
Foundation of Phil. Industries, Inc.
19-F Manalo St., San Juan

16. Commission on Audit
Commonwealth Avenue,
Quezon City

17. ATTY. GERARDO A. DEL MUNDO
Counsel for Gabay ng Mundo sa Kaunlaran
Foundation Inc. (GABAY Foundation)
Gerardo A. del Mundo Law Office
Unit 2102 Cityland Condominium 10, Tower I
6815 Ayala Avenue, Makati City

18. ATTY. NELSON A. LOYOLA
Counsel for Oppositors Loyola et al.,
No. 92 Sampaguita Avenue, Sampaguita Village
San Pedro Laguna

19. JUSTICE RAMON MABUTAS (Ret.)
2454 Amatista St., San Andres Bukid
Manila

20. National Economic Development Authority (NEDA)
Jose Maria Escriva St.,
Ortigas Center, Pasig City

21. ATTY. JAIME NAGRAMPA
Nagrampa Law office
Unit 305 R.A. Petines Bldg.,
Examiner St., Corner Times St.,
West Triangle, Quezon City

22. MR. CESAR K. ESCOSA
Philippine Justice Foundation
P.O. Box AC-459 Cubao,
Quezon City

23. JUDGE RAFAEL BELARMINO
President
Retired Judges Association of the Phil. (RJAP)
5 Axtell St., North Fairview
Quezon City

24. ATTY. EDUARDO B. FLAMINIANO
ELT Center, 103 J. Abad Santos corner
Lopez Jaena Sts., San Juan, Metro Manila

25. ATTY. MELVIN MATIBAG
Halili Certeza Matibag Law Offices
Counsel for Oppositor Province of Laguna
Suite 224, BPI Office Condominium,
Plaza Cervantes, Binondo, Manila

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *March 11, 2005*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

US SEC
File No. 82-3237

11. **Item Number reported: Item 5 (Legal Proceedings)**

We received an Order from the Energy Regulatory Commission (ERC) penalizing the Company in the amount of P348,900 for alleged violation of ERC Order, Rules and Regulations for undertaking the following distribution projects:

1. *Unloading of Gaya-Gaya Bank No. 1*
2. *Flexibility Improvement of Taguig 49ZL and Dolores 44XM*
3. *Unloading of North Port 405H*

without prior ERC approval.

The Company will seek a reconsideration of the Order because ERC approval was in fact applied for prior to the construction of the projects but was not immediately granted. Pending approval, the Company was constrained to proceed with the construction due to its urgency to provide efficient, reliable and adequate electric service in the areas affected.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

ATTY. GIL S . SAN DIEGO
Vice President , Assistant
Corporate Secretary and
Information Disclosure Officer

Date: March 11, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2005 MAR 28 PM 4:46

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2005 MAR 28 PM 4 30

1. **Date of Report:** *March 28, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, March 28, 2005, the Board has fixed April 11, 2005 instead of February 28, 2005, as the record date for the determination of stockholders entitled to notice and vote at the Annual Stockholders Meeting of MERALCO to be held on Tuesday, June 28, 2005, starting at 9:00 a.m., at the Meralco Theatre, Lopez Building, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: March 28, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#P0-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 5, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached: (i) Invitation to a Presentation on the Year End 2004 Operating Results; and (ii) Invitation to a Teleconference Presentation on the Year End 2004 Operating Results, to be held on Friday, April 8, 2005, at 2:30 p.m. at the Basement Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: April 5, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) has scheduled its 2004 Year end results on April 8, 2005 at 2:30 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

MERALCO

YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE Year End 2004 OPERATING RESULTS

Friday, April 8, 2005
2:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until April 11, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before April 7, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED TO A PRESENTATION ON THE Year End 2004 OPERATING RESULTS

Friday, April 8, 2005
2:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before April 7, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 5, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. **Item Number reported: Item 9 (Other Events)**

The Board of Directors approved effective today the 2004 Audited Financial Statements (a printed copy thereof to follow).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

ATTY. GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: April 5, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 8, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

US S...
File No. 2...

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached copy of:

(a) MERALCO's Audited Financial Statements for the year ended December 31, 2004;
(b) MERALCO's 2004 Financial and Operational Results; and
(c) MERALCO's Press Release (MERALCO Reports 2004 Financial Performance).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
First Vice President, Treasurer, and
OIC Information Disclosure Officer

Date: April 8, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company
2004 Financial and Operational Results

OPERATIONAL HIGHLIGHTS

I. MAJOR REVENUE STREAMS

A. ENERGY SALES

Sales grew 3.5% to 24,660 gWh in 2004 in line with the 3.8% Sales CAGR for the past five years.

The commercial segment, the fastest growing in terms of customer count at 4.9%, continued to lead the sales growth, rising by 4.8% to 8,777 gWh from 2003. Commercial sales were driven by the Retail Trade and Transport segments, which expanded by 23.4% and 18.1%, respectively. The increased electricity demand of newly energized malls in 2004 namely SM Dasmariñas, SM Batangas, Robinson's Place Pioneer, Araneta Gateway Mall, Metro Market! Market! as well as the expansion of existing ones such as SM Fairview and SM Makati fuelled this segment's growth. The planned opening of new malls this year such as SM Mall of Asia, SM San Lazaro, and SM Valenzuela are expected to further push up sales. The completion and full operation of the LRT2 System also added to this sector's bullish trend.

Sales of the residential segment grew by 2.5% to 8,742 gWh with the addition of better-than-expected 140,000 new residential customers or an increase of 3.8%. Customers, particularly those belonging to the Broad DE Segment (those having an average monthly consumption of between 1-150 kWh) drove up residential sales by 4.9% while the Broad C Segment (consuming between 151-800 kWh) closed with a 2.5% growth. This segment's modest growth was tempered by increasing inflationary pressures (Consumer Price Index-National Capital Region of 3.2% in 2003 to 5.5% in 2004) and rising generation rates by NPC in November 2004.

Sales of the industrial segment expanded by 3.1% to 7,003 gWh in 2004 despite a decline in the number of customers. The Electrical Machinery and Food Industries were the main growth drivers for this segment, registering 18.1% and 7.5% increases, respectively.

B. KW DEMAND

Since the rate unbundling in June 2003, KW Demand charges, the tariff for large services which number 81,898 or 2% of the company's 4.2 million customer base, have become a major revenue stream in addition to energy sales, contributing approximately 22% compared to only 5% prior to June 2003. KW Demand rose by 1.1% from the period June-December 2003 to June-December 2004. The industries driving energy sales, namely Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Sector, were the same ones pushing up KW Demand, rising by 8.2% and 6.2%, respectively.

II. AVERAGE RETAIL RATE

Meralco's average retail rate for 2004 increased to P 6.03 per kWh from P 5.88 per kWh in 2003. The rise was largely the result of NPC's generation charge adjustment in November 2004 by P 1.37 per kWh in Luzon. Fortunately for Meralco customers, the effect of the NPC adjustment was only partial as the company sourced 60% of its power from NPC and the rest from its IPPs in 2004.

III. SYSTEM LOSS

System loss for 2004 increased to 11.10 percent, higher than 10.85 percent in 2003. The higher system loss resulted to a corresponding unrecoverable purchased power cost of P 2.0 billion compared to P 1.5 billion in 2003.

The higher system loss was also partly attributable to the one-time One-Day Power Sales (ODPS) financial adjustment in January 2004. When normalized, system loss for 2004 would have only been 10.96 percent, 0.11 percentage points greater than in 2003.

Nevertheless, intensified system loss reduction measures were undertaken last year such as focusing on distribution circuits with the highest losses, aggressive apprehension of squatter colonies resorting to illegal service connections, and improved detection activities.

On a bright note, system loss showed signs of a declining trend in the second semester of 2004.

IV. SYSTEM RELIABILITY

System reliability in terms of Interruption Frequency Rate (IFR) and system availability as measured by Cumulative Interruption Time (CIT) continued to reach record levels of 13.34 times (15.67 times in 2003) and 11.67 hours (14.60 hours in 2003), respectively despite two major typhoons last year.

This sustained improvement was largely attributable to the completion of a well-planned electric capital projects and a focused electric system maintenance program.

REGULATORY HIGHLIGHTS

I. RATE-RELATED DEVELOPMENTS

A Court of Appeals Ruling on Meralco's ERC-approved Tariff Unbundling

Last March 11, 2005, Meralco filed a "petition for Review" with the Supreme Court, asking for:

- Reversal and setting aside of the July 2, 2004 Decision and January 24, 2005 Resolution of the Court of Appeals, which annulled and se aside ERC's rulings on Meralco's rate unbundling case;
- Dismissal of the petition for review of ERC's unbundling rulings filed by oppositors of Meralco before the Court of Appeals; and,
- Reinstatement and affirmation of the ERC's unbundling rulings

ERC filed a separate petition on the matter last February 11, 2005.

B. Supreme Court Ruling on Meralco's 12-centavo / kWh Provisional Rate Adjustment

Last June 15, 2004 decision, SC upheld authority of ERC to issue Provisional Authorities (PA) *ex parte* without need of public hearings. However, SC set aside the provisional authority (PA) for a 12-centavo/kWh rate hike issued November 27, 2003 for non-observance of procedural requirements. ERC and Meralco filed respective Motions for Reconsideration within the 15-day deadline. Matter is still pending before the High Court. Meanwhile, ERC has yet to resume hearings on Meralco's rate filing.

C. ERC Approval of Automatic Monthly Generation and System Loss Rate Adjustment Mechanism

Last October 13, 2004, the ERC issued guidelines on the automatic adjustment of the generation and system loss charges of distribution utilities (DU's) The new guidelines allowed Meralco to immediately reflect NPC's recent provisional rate adjustment in November 2004. The guidelines will also mean that the "System Loss Charge" will now vary monthly, depending on changes in Meralco's purchased power costs.

D. Distribution Wheeling Rate Guidelines

ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004 Distribution Utilities are given the choice of when to enter, but once in, must stay with the PBR. Last January 14, Meralco

wrote ERC of its intention to join Group A2, which will implement Performance Based Rates (PBR) by July 1, 2007.

II. ERC PROMULGATES MAGNA CARTA FOR RESIDENTIAL ELECTRICITY CONSUMERS

ERC approved Magna Carta for residential customers last June 17, 2004. This took effect on July 19, 2004. Implementing Guidelines subsequently released, took effect on November 26, 2004. In consonance with the drat guidelines, refund of meter deposits of residential customers shall start in 2006 which is estimated at P1.3 billion, including accrued interest

On the other hand, refund of service deposits applicable only to those who have established a 3-year good payment record starting the effectivity of the Magna Carta or earliest in 2007. This is estimated at P2.9 billion including accrued interest.

III. IMPLEMENTATION OF SUPREME COURT-MANDATED REFUND

By the end of December 2004, Meralco had completed processing of refunds for residential and general service customers, which covered 5.1 million accounts, representing 98% of customers entitled to refund. The amount processed was P11.6 billion, or about 38% of total refundable amount

Meralco submitted proposal for Phase IV, covering commercial and industrial customers, to ERC last September 4, 2004. Phase IV to be further divided into tow sub-phases. Phase IV-A covers commercial and industrial accounts with contracted demand < 40kW. Phase IV-B covers all other commercial and industrial customers.

Last December 21, 2004, ERC has approved the Phase IV_A proposal and Meralco has received the Order on January 6, 2005. In its Order, ERC also ruled that payment of interest on the refund, as demanded by certain groups, has no legal basis.

BIR informed Meralco last January 13, 2005, that it would be designated as withholding agent of taxes on refunds to customers. The Revenue Regulation that will govern the said imposition of the refund ~~tax is~~ still being drafted. Comments are being solicited prior to sending the final draft for approval of the Secretary of Finance.

Meralco filed a Manifestation and Motion with ERC last January 28, 2005, asking for an indefinite deferment of the implementation of Phase IV-A until BIR issues necessary revenue regulation.

IV. BULK POWER SOURCING

A. EPIRA-Mandated Transition Supply Contract with NPC

In spite of the expiration of 10-year Contract for the Supply of Electricity (CSE) with NPC last December 2004, Meralco and NPC have yet to sign Transition Supply contract (TSC), as mandated by EPIRA. While TSC still being negotiated, Meralco and NPC are threshing out details for an "Interim Arrangement", that will govern Meralco's relationship with NPC until the TSC is finalized and signed.

US SEC
File No. 82-3237

B. Amendments to First Gas-Meralco Power Purchase Agreement

The latest hearing was held on March 7, 2005. The presentation and cross-examination of Meralco witnesses has ended. The next hearing scheduled for April 12. Meralco to file formal offer of exhibits by April 12 and submit case for decision soon after

FINANCIAL HIGHLIGH TS (Parent Company Only)

RESTATEMENT OF THE 2003 INCOME STATEMENT

In Meralco's 2003 Audited Financial Statement issued on March 5, 2004, revenues of P278 million was reversed to a claim of NPC and Transco related to the discount on the NPC basic charge.

Net income for 2003 has been restated to P1,267 million from P907 million.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Operating Revenues. For the year ended December 31, 2004, Meralco achieved operating revenues of P147,637 million, an increase of 11.9% over the P131,948 million achieved in the same period in 2003. This increase was driven primarily by a 3.5% increase in sales volume. The increase in revenues was also driven by an increase in purchased power costs.

Operating expenses. Operating expenses for the year ended December 31, 2004, increased to ₱137,455 million, or 8.8% over the ₱126,374 million in operating expenses for the same period in 2003.

	Years Ended December 31,		
	2004	2003	% Change
	(in pesos millions)		
Recoverable purchased power	122,603	110,076	11.4%
Operations and maintenance	9,822	10,265	(4.3%)
Depreciation and amortization	4,454	4,305	3.5%
Taxes other than income tax	576	1,728	(66.7%)
Total	137,455	126,374	8.8%

The increase in operating expenses was primarily due to an increase in the company's purchased power costs. Recoverable purchased power cost for the year ended 2004, was ₱122,603 million, or 11.4% over the P110,076 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 3.7% increase in volume purchased as well as a 7.7% increase in average cost per kWh.

Operation and maintenance expenses decreased by 4.3% to P9,822 million for the year ended December 31, 2004, compared with P10,265 million in the same period in 2003, due primarily to the company's conscious efforts to bring down costs.

Depreciation and amortization increased by 3.5% from P4,305 million for the year 2003, to P4,454 million in 2004, primarily due to a higher asset base.

Taxes other than income tax decreased by 66.7% from P1,728 million for the twelve months ended December 31, 2003, to P576 million for the twelve months ended December 31, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate line item on the bill

and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges, which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

Operating Income before provision. As a result of the foregoing, operating income increased by 82.7% from P5,574 million in 2003, to P10,182 million in 2004.

Provision for probable losses. The company has provided P9,824 million for probable losses in the event of a final and executory adverse decision in the unbundling rate case with the Supreme Court.

Other Income (Charges). For the year ended December 31, 2004, other income (charges) was P(4,581) million, an increase of approximately 11.9% over the P(4,093) million in other income (charges) for the year ended December 31, 2003.

	Years Ended December 31		
	2004	2003	% Change
	(pesos in millions)		
Interest and other financial charges – net	(3,266)	(3,052)	7.0%
Unrecoverable purchased power	(1,998)	(1,508)	32.5%
Equity in net earnings of investees	468	461	1.5%
Recovery of probable losses on disallowed receivables	215	6	3483.3%
Total	(4,581)	(4,093)	11.9%

Interest and other charges - net for the year ended December 31, 2004, increased by 7.0% in comparison to the twelve months ended December 31, 2003, from P3,052 million to P3,266 million due to higher financing costs.

Unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled P1,998 million for the year ended December 31, 2004, an increase of 32.5%, over the total of P1,508 million for the year ended December 31, 2003. The increase in the unrecoverable purchased power amount was caused by the increase in purchased power cost per kilowatthour and higher level of system loss at 11.1% compared to 10.85% last year.

Equity in net earnings of investee companies increased from P461 million in 2003, to P468 million for the year ended December 31, 2004, due mainly to earnings derived from First Private Power Corporation and Rockwell Land Corporation.

Recovery of probable losses on disallowed receivables. As of March 31, 2004, total provisions for possible disallowed transmission line fees amounted to P1,342 million. On September 20, 2004, the Energy Regulatory Commission disallowed the recovery of approximately P843 million in QPPL transmission line fee. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of NPC". Provision for estimated disallowed transmission line fee charges totaled P284 million for the last three quarters of the year. The foregoing adjustments resulted to a net recovery of P215 million in 2004.

Income (Loss) before Income Tax. As a result of the foregoing, the Company posted net loss for the year ended 2004, totaling (P4,223) million compared to income before income tax of P1,481 million for the year 2003.

Income Tax. Benefit from income tax for the year ended December 31, 2004, was (P1,613) million, a significant decrease from P214 million expense for the year 2003, primarily due to the loss incurred in 2004.

Net Income (Loss). As a result of the foregoing, net loss for the year ended 2004 was P2,610 million, compared to a P1,267 million net income in the same period in 2003. The significant decrease was mainly due to the provision for probable losses in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

Capital Expenditures. Capital expenditures for 2004 decreased by 17.3% from P6,435 million in 2003 to P5,319 million.

MERALCO

US SEC
File No. 82-3237

Press Release

REFER TO E.O. CUNA TEL. NO. 631-5557

April 8, 2005

MERALCO REPORTS 2004 FINANCIAL PERFORMANCE
Says loss due to adverse court decision on its rate unbundling

Despite a growth in its sales performance, the Manila Electric Company today disclosed its 2004 yearend financial performance to the Securities and Exchange Commission stating that the Company posted a net loss of P 2,610 million, compared to a P1,267 million net income in 2003.

The significant change in Meralco's financial performance was mainly due to the provision for probable losses, for prudential reasons, in the event of a final and executory adverse decision on the unbundling rate case currently pending before the Supreme Court.

Meralco said that a Supreme Court ruling upholding the Court of Appeals decision will have dire implications and repercussions not only on the viability of Meralco but also on the socialized electricity rates of lifeline customers numbering 1.2 million out of a customer base of 4.2 million.

In its report, Meralco's sales grew by 3.5% to 24,660 gWh in 2004. Of the three customer classes, the commercial sector led the growth, rising by 4.8% to 8,777 gWh from 2003. The residential sector posted the lowest growth, registering a 2.5% rise to 8,742 gWh, despite the addition of 140,000 new residential customers.

Sales of the industrial sector expanded by 3.1% to 7,003 gWh in 2004, in spite of the decrease in the number of customers. Despite this improved performance however, an adverse court ruling on Meralco's unbundling will result in heavy financial losses for the company.

The unbundling was required by the Electric Power Industry Reform Act (EPIRA) for more transparency in customer billings and as one of the pre-conditions for open access. Meralco implemented the unbundling of its charges starting with its June 2003 billing in compliance with the May 30, 2003 order of the ERC.

Despite a refinancing program entered into with 32 creditors in December 2004, the company continues to be financially burdened due to its customer refund payments and the immediate suspension and subsequent annulment by the Supreme Court of the provisional rate increase allowed by the ERC in January 2004.

The company also has to contend with improvements in its system through much needed capital expenditure program. Meralco in an earlier statement said that its capital expenditure program is of primordial importance since this ensures the level of service expected by its customers.

Last year, the company spent around P5.32 billion for its capital expenditures.

****

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2[c] THEREUNDER

1. **Date of Report:** *April 19, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11.Item Number reported: Item 4 (Resignation, Removal or Election of Registrant's Directors or Officers)

The Company received on 15 April 2005 the resignation effective immediately of independent director Winston F. Garcia, due to several significant projects being undertaken by the GSIS which demand his full-time execution of sound discretion as its President and General Manager. (A copy of the resignation letter dated 15 April 2005 is attached.)

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
First Vice President , Treasurer &
OIC, Information Disclosure Officer

Date: April 19, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

PASEGURUHAN NG MGA NAGLILINGKOD SA PAMAHALAAN
(GOVERNMENT SERVICE INSURANCE SYSTEM)
Financial Center, Pasay City, Metro Manila 1308

Winston F. Garcia
President and General Manager

April 15, 2005

MR. MANOLO LOPEZ
Chairman, Board of Directors
MANILA ELECTRIC COMPANY
Ortigas Avenue, Pasig City

Dear Chairman Lopez:

I am tendering my resignation as Member of the Board of Directors of the Manila Electric Company (MERALCO), effective immediately.

GSIS is presently undertaking several significant projects which demand the full-time execution of sound discretion from the undersigned and this will prejudice the performance of my functions as Board Member of your Corporation.

Please accept my sincerest gratitude and warmest personal regards.

Very truly yours,

WINSTON F. GARCIA
President and General Manager

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

'05 APR 26 AM 11:06

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2005 APR 26 AM 11:23

1. **Date of Report:** *April 25, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. Item Number reported: *Item 4 and 9*

Item 4. Election of Registrant's Directors

At the regular Board meeting of MERALCO held today, April 25, 2005, Messrs. Octavio Victor R. Espiritu and Gregory L. Domingo were elected Directors of the Company for the remaining term of the year 2004 – 2005 to replace former Directors Juan B. Santos and Winston F. Garcia who had earlier resigned.

Item 9. Other Events

Also at the said Board meeting, the amendment of the provisions of Section 2, Article II of the Amended By-Laws was approved, to read as follows:

> *"SECTION 2. NOMINATIONS. – The Nomination Committee shall prepare a Final List of Candidates which shall be made available to the Securities and Exchange Commission (SEC) and to all stockholders through the filing and distribution of the Information Statement. Only nominees whose names appear in the Final List of Candidates shall be eligible for election as Independent Directors. No further nomination shall be allowed on the floor during the actual annual stockholders meeting. (As amended by the Board of Directors at their regular meeting held on January 26, 2004)*
>
> *The Company adopts the procedure for the nomination and election of independent directors prescribed under Rule 38 of the Implementing Rules and Regulations of the Securities Regulation Code, as amended." (As amended by the Board of Directors at its regular held on April 25, 2005)*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: April 25, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 25, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,402,818*
Class "B"	*402,935,212*
Total	*1,007,338,030*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached copy of: (i) Invitation to a Presentation on the 1st Quarter Operating Results; and (ii) Invitation to a Teleconference Presentation on the 1st Quarter 2005 Operating Results which will be both held on Tuesday, May 3, 2005, starting at 2:30 p.m., at the BASEMENT Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: April 26, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

YOU ARE INVITED TO A PRESENTATION ON THE 1st Quarter OPERATING RESULTS

Tuesday, May 3, 2005
2:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before May 2, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

MERALCO

YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 1st Quarter 2005 OPERATING RESULTS

Tuesday, May 3, 2005
2:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until May 5, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before May 2, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

Manila Electric Company (MERALCO) has scheduled its 2005 1st Quarter results on May 3, 2005 at 2:30 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 27, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,379,079
Class "B"	402,949,026
Total	1,007,328,105

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

US SEC
File No. 82-3237

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled MERALCO REPORTS ITS FIRST QUARTER FINANCIAL PERFORMANCE.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
First Vice President , Treasurer &
OIC, Information Disclosure Officer

Date: April 27, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO

Press Release

REFER TO **E.O. CUNA** TEL. NO. **631-5557**

April 27, 2005

Meralco reports its first quarter financial performance

The Manila Electric Company today (April 27) said that the company's bottom-line for the quarter ended March 31, 2005 deteriorated resulting in a net loss of P1.71 billion from a net income of P344.39 million in the same period last year. Similar to its 2004 financial performance where Meralco posted a net loss of P2,610 million, the significant decrease was due to the provision for probable losses for prudential reasons, in the event of a final and executory adverse decision on the unbundling rate case currently pending before the Supreme Court.

Consequently, earnings per common share (excluding depreciation on appraisal increase) went down from P0.50 per share in 2004 to (P1.54) per share in 2005.

Capital expenditures for the quarter was kept at lower levels this year by as much as 19.2% from P1.29 billion in 2004 to P1.05 billion this year. From said amount, 84.16% were spent for electric related capital projects to service new connections and to maintain the electric system. Meralco added that the balance was spent on other distribution-related projects.

Reporting its other financial highlights, Meralco stated that for the first quarter ended March 31, 2005, operating revenues increased by 12.3% year-on-year from P32.47 billion in 2004 to P36.45 billion this year. The increase was due to the increase in purchased power costs.

Energy sales remained flat due to the early onset of Holy Week, the shorter billing days in February this year compared to the same month last year and the rise in NPC's rates in November 2004. The company's total kilowatt-hour sales volume reached 5,588.1 million kWh or a 0.03% reduction against the same period last year.

Of the three customer classes, the commercial sector is still the fastest growing in terms of customer count at 4.1% quarter on quarter as it continued to lead the sales growth, rising by 2.82% to 2,039 GWh in the 1st quarter of 2005. Close behind is the industrial sector which registered an increase of 2.13% to 1,605 GWh compared to the 1st quarter of 2004 despite a decline in the number of customers in its class. The residential sector posted the lowest growth, dipping by 4.55% to 1,910 GWh.

ortigas avenue, pasig city, philippines 0300 **tel. no.** 631-5557 • 632-8603 **fax no.** 632-8501 **e-mail** eocuna@meralco.com.ph
www.meralco.com.ph

Operating expenses however increased by 19.4% Recoverable purchased power costs increased by 23.5% from P26.61 billion in 2004 to P32.85 billion in 2005. This was brought about by increases in generation and transmission costs. The growth in recoverable purchased power costs outpaced the growth in revenues due to underrecoveries in transmission charges, system loss charges, inter-class cross subsidies and life-line subsidies amounting to P1.45 billion. Operations and maintenance as well as depreciation and amortization expenses were kept at lower levels this year, declining by 11.3% and 14.1% respectively.

While operating income before provision for probable losses related to the unbundling case amounted to P519.42 million, this quarter's provision of P1.41 billion resulted to an operating loss of P891.37 million.

Other charges decreased by 18.1% as a result of the following: Interest and other financial charges went down by about 9.2% due to a lower debt level. Unrecoverable purchased power declined by 32.9% due to a lower system loss level of 11.65% compared to last year's 13.38%. Provision for disallowed recoveries in 2005 of P60.69 million was 45.4% lower than last year's P111.07 million.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005 AM 9 43

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 28, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,379,079*
Class "B"	*402,949,026*
Total	*1,007,328,105*

Amount of Debt Outstanding: *P101.2 Billion (as of November 30, 2004)*

11. Item Number reported: Item 5 (Legal Proceedings)

Please see attached copy of Motion to Withdraw Application filed by the Company in ERC Case No. 2003-480 entitled IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary &
Information Disclosure Officer

Date: April 28, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Copy for GSD

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-480

MANILA ELECTRIC COMPANY, (MERALCO),
Applicant.
x---x

MOTION TO WITHDRAW APPLICATION

APPLICANT, by the undersigned counsel, to the Honorable Commission respectfully states: That –

1. On October 10, 2003, applicant filed the instant application, wherein it sought an adjustment in its rates. It, moreover, prayed for a provisional approval of such rate adjustment.

2. The Honorable Commission issued, on November 27, 2003, an order provisionally granting applicant an average rate increase of 12 centavos per kWh (the Provisional Order).

3. Soon, thereafter, the Freedom from Debt Coalition, et al., filed with the Supreme Court a petition for, among other things, the annulment of the Provisional Order.

4. On June 15, 2004, the Supreme Court rendered a Decision granting the petition of Freedom for Debt Coalition, et al.

The Court ruled that the Provisional Order was issued with grave abuse of discretion, by and large, because of infirmities which attended the issuance of the Provisional Order, to wit: (1) the failure of applicant to publish the instant application or at least a summary thereof; (2) the failure of the Commission to resolve the oppositors' Motion for Production of Documents; and (3) the failure of the Commission to consider arguments adduced by the oppositors, thereby concluding that the Provisional Order was issued with grave abuse of discretion and thus void.

The Court, finding that the infirmities "forestall the ERC's assumption of jurisdiction over MERALCO's Application," stated:

> "x x x Clearly then, a remand is not in the best interest of MERALCO and the ERC. Rather, it is to their advantage, same as with the consumers, **that they begin again on a clean slate.**" (p. 60, underscoring supplied)

5. The applicant and this Honorable Commission filed separate motions for reconsideration of the June 15, 2004 Decision of the Supreme Court.

The motions have not been resolved up to this time.

6. Certain developments have overtaken the resolution of the said motions for reconsideration.

a. As provided for in Section 43(f) of Republic Act No. 9136, the Honorable Commission has adopted the so-called Performance Based Ratemaking (PBR), an internationally-accepted rate setting methodology, as an alternative to the Return on Rate Base (RORB) methodology.

Pursuant to the PBR Guidelines issued by the Honorable Commission, applicant has manifested its intent to be one of first five distribution utilities to be subject to PBR methodology under Option 1-B, an option that entails the filing of the distribution utility's last application under the RORB methodology not later than May 31, 2005.

b. Under normal circumstances, applicant would have had two options relative to this new application, one, to supplement the pending application or, two, to withdraw the pending application and then file a new one.

7. In the light of the instruction of the Supreme Court that applicant "begin again on a clean slate", there could be no question that the withdrawal of the instant petition is the more prudent course of action that applicant should take.

PRAYER

WHEREFORE, it is most respectfully prayed that the Honorable Commission approve the withdrawal of the instant application.

Other reliefs as may be warranted are likewise prayed for.

Pasig City, April 27, 2005.

TAÑADA VIVO & TAN LAW OFFICES
6th Floor, Strata 2000 Building
Emerald Avenue, Ortigas Center
Pasig City

and

QUIASON MAKALINTAL BAROT
TORRES AND IBARRA
Counsel for the Applicant
21st Floor, Robinsons-Equitable Tower
4 ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 2252341; 1/7/05
PASIG CITY
IBP NO. 634063; 1/6/05
QUEZON CITY

EXPLANATION

Due to the volume of pleadings, motions, and other correspondence filed or sent by the Firm daily, counsel is constrained to serve a copy of this Motion to Withdraw Application to the other parties by registered mail instead of by personal service.

MANUEL L.M. TORRES

US SEC
File No. 82-3237

Copy furnished:

1. Office of the Solicitor General
134 Amorsolo Street, Legaspi Village
Makati City

2. House Committee on Energy
Batasan Hills, Quezon City 1126

3. Senate Committee on Energy
GSIS Building, Roxas Boulevard
Pasay City 1307

4. National Association of Electricity Con
(NASECORE)
Unit 616 Roxas Seafront Gardens Towr
Roxas Bldv., corner Ortigas Street
Pasay City 1300

5. Mr. Genaro C. Lualhati
c/o Maura Hilado, 317 Palali Street
Mandaluyong City

6. Ms. Lidy Nacpil
Secretary General
Freedom from Debt Coalition (FDC)
#34 Matiyaga St., Brgy., Central District
Quezon City, 1100

7. Atty. Ceferino Padua
Suite 306, 3rd Flr, Chateau Balle
148 Roxas Blvd. Corner Airport Road, I

8. Mr. Jesus L. Arranza
President
Federation of Philippine Industries, Inc.
308 Sen. Gil J. Puyat Ave., Extension
Makati City

9. Mr. Edwin Santiago
National Consumer Affairs Commissior
G/F Trade and Industry Bldg.
361 Sen. Gil Puyat Ave., Makati City

10. Mr. Juan Ponce Enrile
Philippine Consumers Watch (Bantay M
Unit 204 AIC Gold Tower Condominiu
Emerald Avenue, Ortigas Center, Pasig

REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
REGISTRY RECEIPT 4677
Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry
NO.
Postmaster/Teller

REGISTRY RECEIPT 4678
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry
APR 27 2005
NO.
Postmaster/Teller

REGISTRY RECEIPT 4679
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry
NO.
Postmaster/Teller

REGISTRY RECEIPT 4680
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry
NO.
Postmaster/Teller

REGISTRY RECEIPT 4681
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry
APR 27 2005
NO. Postmaster/Teller

REGISTRY RECEIPT 4682
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry
APR 27 2005
NO. Postmaster/Teller

REGISTRY RECEIPT 4683
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry
NO.
Postmaster/Teller

11. Engr. Robert Q. Mallilin
NAPOCOR Industrial Consumers Asso
G/F Alegria Buidling
2229 Chino Roces Street
Makati City

REGISTRY RECEIPT 4684
MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry
NO.
Postmaster/Teller

12. Mr. Mike Ocampo
Philippine Consumers Welfare Union (I
Suite D 2526 Tejeron St., Sta. Ana, Mar

REGISTERED REGISTRY RECEIPT 4685
MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 20
Preserve this receipt for reference in case of inquiry
Postmaster/Teller

13. Mr. Eduardo Versola
Martsa ng Bayan Kontra Meralco
1 Marian Lane, Sanville Subd., Brgy. Cu
Tandang Sora, Quezon City

14. Atty. Ruperto J. Estrada
15 Aberdeen St., Project 8. Quezon Cit

REGISTRY RECEIPT REGISTERED 4686
MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 2005
Preserve this receipt for reference in case of inquiry
NO.
Postmaster/Teller

15. Ms. Corazon Villam
4159 Horka St., Ugong, Valenzuela Cit

16. Daday V. Tupaz
9 Milagrosa St., Villa Sabina Subdivisio
Novaliches, Quezon City

REGISTRY RECEIPT 4687
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry
APR 27 2005
NO.
Postmaster/Teller

17. Efren A. de Luna
Philippine Confederation of Drivers O
Alliance of Concerned Transport Oper

18. Atty. Manuel T. Chan
Counsel for National Association of El
Inc. (NASECORE)

REGISTRY RECEIPT REGISTERED 4688
MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry APR 27 2005
NO.
Postmaster/Teller

19. Zosimo Yeban
1927 Al Zamora St., Pandacan, Manila

20. Attys. Marie Yuvienco and Jayson L
Counsel for Oppositors BAYAN et. al.
4/F Kaija Bldg.
7836 Makati Avenue, corner Valdez St.
Makati City

REGISTRY RECEIPT 4689
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry
APR 27 2005
NO.
Postmaster/Teller

21. Atty. Melanio Mauricio, Jr.
Buklod ng mga Abogadong
ng Adhikaing Sambayanan (BATAS)
18-D Mahiyain corner Mapagkawangga
Teachers Village, Diliman, Quezon City

REGISTERED REGISTRY RECEIPT 4690
MERALCO POST OFFICE METRO MANILA PHILIPPINES
Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry
Postmaster/Teller

22. Atty. Antonio M. Meer
4002 Pioneer Hihgland, Madison Corn
Pioneer Street, Mandaluyong City

US SEC
File No. 82-3237

REGISTRY RECEIPT 4691

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry

Postmaster/Teller

REGISTRY RECEIPT 4692

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry

Postmaster/Teller

REGISTRY RECEIPT 4693

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry

Postmaster/Teller

REGISTRY RECEIPT 4694

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry

Postmaster/Teller

REGISTRY RECEIPT 4695

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on APR 27 2005 20
Preserve this receipt for reference in case of inquiry

Postmaster/Teller

REGISTRY RECEIPT 4696

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry

APR 27 2005

Postmaster/Teller

REGISTRY RECEIPT 4697

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry

APR 27 2005

Postmaster/Teller

REGISTRY RECEIPT 4698

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES

Post Office
Letter/Package No.
Posted on 20
Preserve this receipt for reference in case of inquiry

APR 27 2005

Postmaster/Teller

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 31, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,379,079*
Class "B"	*402,949,026*
Total	*1,007,328,105*

Amount of Debt Outstanding: *P116.96 Billion (as of March 31, 2005)*

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled MERALCO GIVES REFUND SCHEME GREATER FLEXIBILITY.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President , Assistant Corporate Secretary and Information Disclosure Officer

Date: May 31, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO

Press Release

REFER TO E.O. CUNA TEL NO: 631-5557

MERALCO GIVES REFUND SCHEME GREATER FLEXIBILITY

Changes in refund proposal to benefit customers

The Manila Electric Company (Meralco) filed amendments to its proposed refund procedures for Phase IV. The said phase, which is subdivided into Phase IV-A and Phase IV-B, is the last phase and covers industrial and commercial customers. Phase IV-A is for small commercial/industrial customers and flat streetlights including government hospitals and metered streetlights (GHMS) with contracted demand lower than 40 kilowatts (kW). Phase IV-B, on the other hand, is for medium, large, very large and extra large commercial and industrial customers including GHMS with contracted demand of 40 kW or higher.

The original proposal stipulated that customers falling under Phase IV-A will get their refund through credit-to-future-bills mode while those falling under Phase IV-B will have the option to get theirs through refund notes if they are customers of good credit standing (with no arrears).

In the amended proposal, Meralco will now provide customers under both Phase IV-A and Phase IV-B (including those with arrears) the option of getting their refunds through post-dated checks.

The option of issuing refund notes has been discarded and replaced with post-dated checks. The issuance of refund notes is very costly and, with the Energy Regulatory

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

Commission (ERC) instructing Meralco to limit the cost of implementing the refund, the option was therefore scrapped. The issuance of post-dated checks, on the contrary, would be more cost-efficient, benefit more customers and provide the liquidity a number of Phase IV customers requested.

The fixed credit-to-future-bill option, however, remains for customers who would not opt for the post-dated check scheme. Customers who will avail of the fixed credit-to-future-bills also have the added option of receiving their refunds in cash on other months following the first month of refund implementation. Entitled customers just have to inform Meralco monthly if they want to get their next month's refund in cash.

For Phase IV-A, refund will be made based on the ERC-prescribed refund period of 18 months. Refund for Phase IV-B, on the other hand, may be based on a 63-month refund period depending on ERC's prescription.

Meanwhile, from the original schedules of starting Phase IV-A in January 2005 and Phase IV-B in July 2005, the said schedules have been moved to later dates of July 2005 and October 2005, respectively. The deferment would allow Meralco some relief on its cash flow. From the original 36 month duration Meralco requested for Phase IV-A, it has been shortened to just 18 months following ERC's prescription.

"Although we acceded to the 18-month prescription, it was premised on our financial projections for 2005. Unfortunately, Meralco electric sales have been weaker than expected in the first five months of 2005. We project that there will be no significant rebound in our electricity sales performance until the end of the year. Because of this and the rate under-recoveries, managing cash flows while servicing the refund will be a challenge," said Meralco Refund Management Task Force Head Leonardo Mabale.

Mabale added the Bureau of Internal Revenue (BIR) had also earlier ordered Meralco, through Revenue Regulation Number 8-2005, to withhold a 25% creditable income tax on refunds due industrial and commercial customers with active accounts and 32% on refunds for customers with terminated accounts. The BIR will issue a revenue memorandum order that will specify how the revenue regulation will be implemented.

In the processing of refunds for Phase IV, it is important that the customers submit their BIR Certificate of Registration which indicates their tax identification number (TIN). The name indicated on the TIN should be the same as that of the registered customer entitled to the refund.

All customers covered by Phase IV of the refund will receive letters from Meralco informing them of the details of their refund and the steps they would have to follow based on the refund option they would choose (i.e., post-dated checks or fixed credit-to-future- bills with cash option).

Mabale said, "The refund amount of customers in Phase IV are bigger than those under Phases I to III. We want to ensure that the tax credit and the refund goes to the right person/entity. This is why there are additional steps we have to institute and additional requirements we have to impose as compared to Phases I to III. Moreover, we are trying to make the refund process more flexible to give our customers greater convenience and satisfaction."

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 1, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,379,079*
Class "B"	*402,949,026*
Total	*1,007,328,105*

Amount of Debt Outstanding: *P116.96 Billion (as of March 31, 2005)*

11. Item Number reported:

1. *Item 5 (Legal Proceedings)*

Please see attached copy of the Order of the Energy Regulatory Commission in ERC Case No. 2003-480 RE: IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY.

2. *Item No. 9 (Other Events)*

Please see attached copy of Press Release entitled MERALCO FILES FOR 14.76 CENTAVOS RATE ADJUSTMENT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice ~~President~~, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: June 1, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-480

MANILA ELECTRIC COMPANY, (MERALCO)
Applicant.
X -x

DOCKETED
Date: MAY 3 0 2005
By: [signature]

ORDER

On April 27, 2005, applicant Manila Electric Company (MERALCO) filed its "Motion to Withdraw Application" praying that the instant application be considered withdrawn.

Finding said motion meritorious, the same is hereby **GRANTED**. Relative thereto, MERALCO is hereby directed to submit its proposal on how to effect the refund resulting from such withdrawal.

SO ORDERED.

Pasig City, May 25, 2005.

[signature]
RODOLFO B. ALBANO, JR.
Chairman

[signature]
OLIVER B. BUTALID
Commissioner

[signature]
JESUS N. ALCORDO
Commissioner

Press Release

REFER TO E.O. CUNA TEL NO. 631-5557

MERALCO FILES FOR 14.76 CENTAVOS RATE ADJUSTMENT

2.1% increase over present average selling rate

The Manila Electric Company filed an average rate adjustment of 14.76 centavos per kWh before the Energy Regulatory Commission (ERC). The proposed increase is 1.2 centavos higher than the 13.58 centavos increase the power firm applied for in October 2003. The 2003 application was recently withdrawn by Meralco at the ERC.

Meralco said its actual Rate of Return on Rate Base (RORB) for the year 2004 was down to 11.96% (or 8.13% after income tax). It will be recalled that in a May 30, 2003 order, the ERC allowed Meralco an RORB of 15.5% based on its Weighted Average Cost of Capital (WACC) for 2000. Following the same methodology used by ERC in its computation, Meralco computed its WACC for the test year 2004 at 15.93%. The 14.76 centavos increase will merely enable Meralco to increase its RORB to reach its WACC for 2004.

In its petition, Meralco said its inability to attain a reasonable RORB and generate the corresponding level of revenues have adversely affected its capability to fund required capital projects, to the prejudice of the integrity of its electric system. Since the year 2000, Meralco's proposed budget for capital projects have been reduced yearly by an average of 40% because of financial constraints. These reductions in the capital project budget have resulted in its inability to correct certain system deficiencies and to provide additional distribution capacity to meet the demand of future customers.

It will be recalled that on October 10, 2003, Meralco filed before the ERC an application for a 13.58 centavos increase. On November 27, 2003, the ERC granted Meralco provisional approval for a 12 centavos average increase effective January 2004. Implementation of the increase was stopped by the Supreme Court in a *status quo* order dated January 13, 2004. On June 15, 2004 the Supreme Court annulled ERC's provisional approval and advised Meralco to start with a clean slate.

The proposed increase will be reflected as adjustments to the distribution, supply, and metering charge components of the unbundled bill. Even with the increase, the combined Meralco charges will be less than 18% of the average Meralco bill. Meralco gave assurance that its lifeline consumers or those consuming within 100 kWh a month will not feel the full brunt of the rate adjustment. These lifeline users which number around 1.55 million as of April this year represents around 36.5% of total number of customers. These customers enjoy monthly discounts ranging from 20% to 50% of their monthly bill.

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 & 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

Meralco customers who were charged the 12-centavo rate hike prior to the Supreme Court's status quo order will be refunded. These customers, numbering around 1.8 million, will have their refund in full reflected in their bills starting July 1. The total refund amounts to around P 90 million pesos.

***

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 28, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P120.2 Billion (as of April 30, 2005)*

11. **Item Number reported: Item 9 (Other Events)**

Please see attached copy of Press Release entitled MERALCO REPORTS ITS FINANCIAL PERFORMANCE.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: June 28, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO E.O. CUNA TEL NO. 631-5557

Meralco reports its financial performance

The Manila Electric Company (Meralco) stated its 2004 yearend financial performance during the 2005 Annual Meeting of Stockholders saying that the Company posted a net loss of P2,610 million, compared to a P1,267 million net income in 2003.

The said net loss was attributed to the provision for probable losses in the event of a final and executory adverse decision on the unbundling rate case currently pending before the Supreme Court.

Meralco's sales grew by 3.5% to 24,660 gWh in 2004. Of the three customer classes, the commercial sector led the growth, rising by 4.8% to 8,777 gWh from 2003. Improving, too, was industrial sector sales, with an expansion of 3.1% to 7,003 gWh in 2004, in spite of the decrease in the number of customers. The residential sector, meanwhile posted the lowest growth, registering a 2.5% rise to 8,742 gWh, despite the addition of 140,000 new residential customers.

Despite this improved performance, an adverse court ruling on Meralco's unbundling will result in heavy financial losses for the Company.

The unbundling was required by the Electric Power Industry Reform Act (EPIRA) for more transparency in customer billings and as one of the pre-conditions for open access. Meralco implemented the unbundling of its charges starting with its June 2003 billing in compliance with the May 30, 2003 order of the ERC.

Despite a refinancing program entered into with 32 creditors in December 2004, the Company continues to be financially burdened because of its customer refund payments and the immediate suspension and subsequent annulment by the Supreme Court of the provisional rate increase allowed by the ERC in January 2004.

The Company likewise has to finance improvements in its system through a much needed capital expenditure program to ensure the level of service expected by its customers. The Company spent around P5.32 billion for its capital expenditures in 2004.

Meanwhile, the Company' bottom-line for the quarter ended March 31, 2005 deteriorated resulting in a net loss of P1.71 billion from a net income of P344.39 million in the same period last year. Similar to its 2004 net loss, the significant decrease in Meralco's financial performance for the first quarter of 2005 was due to the provision for probable losses for prudential reasons, should the Supreme Court rule unfavorably on the Company's unbundling rate case.

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

Consequently, earnings per common share (excluding depreciation on appraisal increase) went down from P0.50 per share in 2004 to (P1.54) per share in 2005.

Capital expenditures decreased by 19.2% from P1.29 billion in the first quarter of 2004 to P1.05 billion in the same period this year. Of this P1.05 billion, 84.16% was spent on electric related capital projects to service new connections and to maintain the electric system. The balance was spent on other distribution-related projects.

Operating revenues for the first quarter of 2005, on the other hand, increased by 12.3% year-on-year from P32.47 billion in 2004 to P36.45 billion this year. The increase was due to the increase in purchased power costs.

Energy sales remained flat due to the early onset of Holy Week, the shorter billing days in February this year compared to the same month last year and the rise in NPC's rates in November 2004. The Company's total kilowatthour sales volume reached 5,588.1 million kWh or a 0.03% reduction against the same period last year.

Of the three customer classes, the commercial sector was still the fastest growing in terms of customer count at 4.1% quarter-on-quarter as it continued to lead the sales growth, rising by 2.82% to 2,039 gWh in the first quarter of 2005. Close behind was the industrial sector which registered an increase of 2.13% to 1,605 gWh compared to the first quarter of 2004 despite a decline in the number of customers in its class. The residential sector, meanwhile, declined by 4.55% to 1,910 gWh.

Operating expenses, on the other hand, increased by 19.4%. Recoverable purchased power costs for the first quarter increased by 23.5% from P26.61 billion in 2004 to P32.85 billion in 2005. This was brought about by increases in generation and transmission costs. The growth in recoverable purchased power costs outpaced the growth in revenues due to underrecoveries in transmission charges, system loss charges, interclass cross subsidies and lifeline subsidies amounting to P1.45 billion. Operations and maintenance and depreciation and amortization expenses were kept at lower levels this year, declining by 11.3% and 14.1% respectively.

While operating income before provision for probable losses related to the unbundling case amounted to P519.42 million, this quarter's provision of P1.41 billion resulted to an operating loss of P891.37 million for the first quarter of 2005.

Other charges decreased by 18.1% as a result of the following: Interest and other financial charges went down by about 9.2% due to a lower debt level. Unrecoverable purchased power declined by 32.9% due to a lower system loss level of 11.65% compared to last year's 13.38%. Provision for disallowed recoveries in 2005 of P60.69 million was 45.4% lower than last year's P111.07 million.

****

US SEC
File No. 82-3237

COVER SHEET

PHILIPPINE STOCK EXCHANGE
RECEIVED
OSCAR L. GOMEZ
JUN 28 '05 PM 4:07

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3232

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2005 JUN 28 PM 2 24

Received by: CENTRAL RECEIVING UNIT

1. **Date of Report:** *June 28, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

PHILIPPINE STOCK EXCHANGE RECEIVED OSCAR L. GOMEZ JUN 28 '05 PM 4:07

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P120.2 Billion (as of April 30, 2005)*

11. Item Number reported: *Item 3 and 4*

Item 3. Appointment of Independent Auditors

At the annual meeting of stockholders of the registrant held today, the stockholders appointed Sycip, Gorres, Velayo & Co. (SGV) as the registrant's independent auditors.

Item 4. Election of the Registrant's Directors

At the said annual meeting, the following persons were elected directors to serve for the ensuing year and until the election and qualification of their successors:

1. *Mr. Felipe B. Alfonso*
2. *Mr. Gregory L. Domingo (independent director)*
3. *Mr. Octavio Victor R. Espiritu (independent director)*
4. *Mr. Jesus P. Francisco*
5. *Mr. Manuel M. Lopez*
6. *Mr. Christian S. Monsod*
7. *Mr. Washington Z. Sycip (independent director)*
8. *Mr. Margarito B. Teves (independent director)*
9. *Mr. Emilio A. Vicens*
10. *Mr. Francisco L. Viray (independent director)*
11. *Mr. Cesar E.A. Virata (independent director)*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: June 28, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 22, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P120.2 Billion (as of May 31, 2005)*

11. Item Number reported: Item 9 (Other Events)

The Company received on July 21, 2005 the resignation effective 15 July 2005 of independent director Margarito B. Teves in view of his appointment as Secretary of Finance (A copy of the resignation letter dated 12 July 2005 is attached).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant
Corporate Secretary and
Information Disclosure Officer

Date: July 22, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US S... File No. ...

LAND BANK OF THE PHILIPPINES
Official Depository Bank of the Republic of the Philippines

RECEIVED
JUL 2 1 2005
OFFICE OF THE CORPORATE SECRETARY
MANILA ELECTRIC COMPANY

July 12, 2005

MR. MANUEL M. LOPEZ
Chairman and CEO
Manila Electric Company
Lopez Bldg., Meralco Center
Ortigas Avenue, Pasig City

Dear ~~Mr. Lopez~~: Manolo

In view of my recent appointment as Secretary of Finance, I would like to tender my resignation as Director of the MERALCO Board effective 15 July 2005.

I would like to thank you for the trust and confidence you have given me during my tenure as Member of the Board.

Thank you.

Yours sincerely,

MARGARITO B. TEVES
Secretary

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
CENTRAL RECEIVING
FILES UNIT
Received by:
82-3237
2005 JUL 26 P 2 48
PSE#PO-0057

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 25, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P120.2 Billion (as of May 31, 2005)*

11. Item Number reported: *Item 4*

Item 4. Election of the Registrant's Officers

At the organizational meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, the following persons were elected officers of the Company, each to the position indicated opposite his/he respective name:

Mr. Manuel M. Lopez	-	*Chairman of the Board and Chief Executive Officer (CEO)*
Mr. Felipe B. Alfonso	-	*Vice Chairman*
Mr. Jesus P. Francisco	-	*President and Chief Operating Officer (COO)*
Mr. Camilo D. Quiason	-	*Corporate Secretary and General Counsel*
Mr. Daniel D. Tagaza	-	*Executive Vice President, Comptroller and Chief Finance Officer*
Mr. Ricardo V. Buencamino	-	*Senior Vice President*
Mr. Roberto R. Almazora	-	*First Vice President*
Mr. Rafael L. Andrada	-	*First Vice President, Treasurer and OIC Information Disclosure Officer*
Ms. Leonisa C. de la Llana	-	*First Vice President*
Mr. Jaime R. Camacho	-	*Vice President and Chief Information Officer (CIO)*
Mr. Elpi O. Cuna, Jr.	-	*Vice President*
Ms. Helen T. de Guzman	-	*Vice President, Corporate Auditor and Compliance Officer*
Ms. Rosario Q. Paragas	-	*Vice President*
Ms. Ivanna G. de la Peña	-	*Vice President*
Mr. Gil S. San Diego	-	*Vice President, Assistant Corporate Secretary and Information Disclosure Officer*
Mr. Lucito L. Santos	-	*Vice President*
Mr. Antonio R. Valera	-	*Vice President and Assistant Comptroller*
Mr. Anthony V. Rosete	-	*Assistant Vice President and Assistant Corporate Secretary*
Mr. Manolo C. Fernando	-	*Assistant Vice President and Assistant Treasurer*
Mr. Alfonso Y. Lacap	-	*Assistant Vice President and Assistant Corporate Secretary*

Also at the said meeting, the following persons were designated members of the following Board Committees:

Executive Committee

Mr. Manuel M. Lopez	-	Chairman
Mr. Felipe B. Alfonso	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Washington Z. Sycip	-	Member
Mr. Cesar E.A. Virata	-	Member
Mr. Gil S. San Diego	-	Secretariat

Nomination and Governance Committee

Mr. Felipe B. Alfonso	-	Chairman
Mr. Gregory L. Domingo	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Francisco L. Viray	-	Member
Ms. Leonisa C. de la Llana	-	Secretariat

Audit & Compliance Committee

Mr. Washington Z. Sycip	-	Chairman
Mr. Felipe B. Alfonso	-	Member
Mr. Manuel M. Lopez	-	Member
Mr. Emilio A. Vicens	-	Member
Ms. Helen T. de Guzman	-	Secretariat
Mr. Daniel D. Tagaza	-	Secretariatr

Compensation and Retirement Committee

Mr. Manuel M. Lopez	-	Chairman
Mr. Octavior Victor R. Espiritu	-	Member
Mr. Washington Z. Sycip	-	Member
Mr. Francisco L. Viray	-	Member
Ms. Leonisa C. de la Llana	-	Secretariat

Finance Committee

Mr. Cesar E.A. Virata	-	Chairman
Mr. Gregory L. Domingo	-	Member
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Daniel D. Tagaza	-	Ex-Officio Member
Mr. Emilio A. Vicens	-	Observer
Mr. Rafael L. Andrada	-	Secretariat

Risk Management Committee

Mr. Emilio A. Vicens	-	*Chairman*
Mr. Octavio Victor R. Espiritu	-	*Member*
Mr. Jesus P. Francisco	-	*Member*
Mr. Christian S. Monsod	-	*Member*
Mr. Francisco L. Viray	-	*Member*
Mr. Daniel D. Tagaza	-	*Secretariat*

Special Purpose Committees:

Independent Board Review Committee

Mr. Emilio A. Vicens	-	*Member*
Mr. Francisco L. Viray	-	*Member*
Mr. Ricardo V. Buencamino	-	*Secretariat*

Strategic Planning Committee

Mr. Emilio A. Vicens	-	*Member*
Mr. Felipe B. Alfonso	-	*Member*
Mr. Jesus P. Francisco	-	*Member*
Mr. Christian S. Monsod	-	*Member*
Mr. Monico V. Jacob	-	*Member*
Ms. Leonisa C. de la Llana	-	*Secretariat*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: July 25, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 26, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P120.2 Billion (as of May 31, 2005)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Invitation (Presentation and Teleconference Presentation of the MERALCO 2nd QUARTER OPERATING RESULTS to be held on Monday, August 1, 2005, at 2:00 P.M.,, at the Basement Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: July 26, 2005

*cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)*

Manila Electric Company (MERALCO) has scheduled its 2005 2nd Quarter results on August 1, 2005 at 2:00 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

MERALCO

YOU ARE INVITED TO A PRESENTATION ON THE 2nd Quarter OPERATING RESULTS

Monday, August 1, 2005
2:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before July 29, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 2nd Quarter 2005 OPERATING RESULTS

Monday, August 1, 2005
2:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until August 3, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before July 29, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 8, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P120.2 Billion (as of May 31, 2005)*

US SEC
File No. 82-3237

11. Item Number reported: Item 5 (Legal Proceedings)

Please see attached copy of Court of Appeals decision promulgated on July 21, 2005 in "CITY OF MAKATI, represented by Mayor JEJOMAR C. BINAY, ET. AL. vs. MANILA ELECTRIC COMPANY" (CA-G.R. SP No. 80769).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President / Assistant
Corporate Secretary and
Information Disclosure Officer

Date: August 8, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

REPUBLIC OF THE PHILIPPINES
COURT OF APPEALS
Manila

NINTH DIVISION

CITY OF MAKATI, represented by Mayor JEJOMAR C. BINAY and LUZ R. YAMANE in her capacity as City Treasurer of Makati City,
Petitioner,

- versus -

MANILA ELECTRIC COMPANY,
Respondent.

C.A. GR. SP No. 80769

Members:

BARRIOS, R. A., Chairman,
TOLENTINO, A. G., and
VELOSO, V. S. E., JJ.

Promulgated:

JUL 2 1 2005

x---x

DECISION

TOLENTINO, A. G., J.:

Before this Court is an appeal from the *May 8, 2003 decision*[1] and the *September 8, 2003 order*[2] of the Regional Trial Court of Pasig City, Branch 267 in *Civil Case No. 68553* nullifying, for being contrary to the express provisions of the Local Government Code of 1991[3], *Article C (Franchise Tax), Sections 3C.01 to 3C.07 of Municipal Ordinance No. 92-072,* otherwise known as the *Makati Revenue Code*, and Article 237 (b) of the

[1] Rollo, pp. 27-42.
[2] Rollo, pp. 43-46.
[3] Republic Act No. 7160.

Implementing Rules and Regulations of the Local Government Code of 1991, and enjoining the petitioners from collecting from the respondent Manila Electric Company (Meralco, for brevity) franchise taxes under the same provisions of the Municipal Ordinance.

The antecedents of the case are as follows:

For the purpose of assessing the liability of respondent Meralco for franchise taxes under *Municipal Ordinance No. 92-072* or the *Makati Revenue Code,* which was enacted on March 30, 1993 by the then Municipality of Makati, the petitioner City Treasurer of Makati directed the respondent to submit its financial statements showing gross receipts realized within the territorial jurisdiction of Makati City covering the period from 1992 to 1998, in a letter dated June 7, 1999[4].

In reply thereto, the respondent, through its legal services division, wrote a letter dated March 7, 2000[5] addressed to the petitioner City Treasurer of Makati, requesting for a copy of *Municipal Ordinance No. 92-072*. Accordingly, Meralco was furnished by the petitioners a copy of the said ordinance.

---

[4] Rollo, p. 99.
[5] Rollo, p. 100.

Subsequently, the Office of the petitioner City Treasurer reiterated its demand for the submission of Meralco's gross receipts, in a letter dated April 5, 2000.[6]

In a letter dated September 22, 2000[7], Meralco requested that it be no longer required to submit the audited financial statements showing its gross receipts since the provisions of *Municipal Ordinance 92-072* imposing a franchise tax are null and void, for having been enacted when Makati was still a municipality, which under the Local Government Code of 1991 does not have the authority to impose franchise taxes.

For the refusal of the respondent to submit its financial statements showing its gross receipts, the City Treasurer of Makati secured a copy of Meralco's audited financial statements from the Securities and Exchange Commission, and based on these audited financial statements, the City Treasurer prepared a Franchise Tax Billing for Meralco representing Local Franchise Tax in the total amount of P 2, 588, 896, 534. 25, inclusive of interests and surcharges, for the period covering 1997 to 2000.[8]

On February 26, 2001, the City Government of Makati sent a letter together with the said Franchise Tax Billing to Meralco, demanding payment for Local Franchise Tax in the amount of P 2, 588, 896, 534. 00.[9]

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[6] Rollo, p. 297; Memorandum for the Respondent, p. 2.
[7] Rollo, p. 101 - 103.
[8] Rollo, p. 12.
[9] Rollo, p. 298 (Memorandum for the Respondent, p. 3); Rollo, p. 12 (Petition for Review, p. 3)

Believing that the City Government of Makati had no authority to impose franchise tax, Meralco filed a protest letter dated April 25, 2001[10] with the Office of the City Treasurer of Makati City, contesting the assessment and praying that the same be withdrawn and cancelled.

Since the letter-protest was not acted upon by the City Treasurer, the respondent Meralco made recourse to the courts by filing a petition[11] with the Regional Trial Court of Pasig City, for the declaration of nullity of *Article C, Franchise Tax, Section 3C.01 to 3C.07* of *Municipal Ordinance No. 92-072*, with prayer for the issuance of a temporary restraining order. The case was docketed as *Civil Case No. 68553* and was raffled off to Branch 267.

In its petition, the respondent contended in the main that Article C, Section 3C.01 to Sec. 3C.07 of the Makati Revenue Code pertaining to the imposition of franchise tax, is null and void because under the Local Government Code of 1991, local franchise taxes can only be imposed by the provinces and cities, and at the time of the enactment of the subject municipal ordinance in 1993, Makati was still a municipality.

While the case was pending, the respondent was again assessed, in a letter dated September 21, 2001,[12] the additional amount of P741, 556, 475.70 as franchise tax for the year 2001. Meralco protested the subsequent

[10] Rollo, pp. 104- 111.
[11] Rollo, pp. 57- 68.
[12] Rollo, p. 134, p. 46.

demand for payment in a letter dated October 8, 2001[13] and thereafter filed a supplemental petition[14] to include in *Civil Case No. 68553* the 2001 assessment.

After trial, the court *a quo* issued the now-impugned *May 8, 2003 decision*[15] in favor of respondent Meralco, the dispositive portion of which reads as follows:

> *"WHEREFORE, premises considered, judgment is hereby rendered declaring the provisions of Municipal Ordinance No. 92-072 (Article C, franchise Tax from Sec. 3C.01 to Sec. 3C.07) enacted by the Sangguniang Bayan of the Municipality of Makati, which impose or levy Franchise Tax to be NULL and VOID for being contrary to law.*
>
> *Accordingly, the respondents City of Makati, City Treasurer Luz R. Yamane, and their agents, representatives and successors, are hereby enjoined permanently from demanding payment and/or collecting payment of franchise tax from Petitioner MERALCO for the years 1997 to 2001, inclusive of penalties and charges, the questioned amount of Php3, 330,453,009.95.*
>
> *Likewise, the Court hereby declares that Article 236 (b) of the Rules and Regulations implementing the Local Government Code of 1991 as NULL and Void for being contrary to the express provisions of the Local Government Code of 1991.*
>
> *No pronouncement as to costs.*
>
> *SO ORDERED."*

In an order dated September 8, 2003[16], the trial court denied the petitioners' subsequent motion for reconsideration of the aforesaid decision.

Aggrieved, the petitioners now come to this court with the following assignment of errors:

---

[13] Rollo, pp. 135-141.
[14] Rollo, pp. 132- 133.
[15] Rollo, pp. 27- 42.
[16] Rollo, pp. 43- 46.

"I.
THE TRIAL COURT GRAVELY ERRED IN DECLARING ARTICLE C, SECTION 3C.01 TO SEC. 3C.07 OF THE MUNICIPAL ORDINANCE NO. 92-072, OTHERWISE KNOWN AS THE MAKATI REVENUE CODE, AND ARTICLE 236 (B) (sic) OF THE IMPLEMENTING RULES AND REGULATIONS OF THE LOCAL GOVERNMENT CODE OF 1991, NULL AND VOID.

II.
THE TRIAL COURT GRAVELY ERRED IN DECLARING THAT THE TOTAL ASSESSED AMOUNT OF P3, 330, 453,009.95 REPRESENTING LOCAL FRANCHISE TAXES FOR THE YEARS 1997 TO 2001 IS ARBITRARY, EXCESSIVE AND CONTRARY TO LAW." [17]

The pivotal issue is whether or not the trial court erred in nullifying *Article C, Section 3C.01 to Section 3C.07* of *Municipal Ordinance No. 92-072* or the *Makati Revenue Code* and Article 237(b) of the Implementing Rules and Regulations of the Local Government Code of 1991.

The court *a quo* found *Article C, Sections 3C.01 to 3C.07* of the *Makati Revenue Code* on franchise taxes, and Art. 237(b) of the *Implementing Rules and Regulations of the Local Government Code of 1991* to be null and void, for being contrary to the express provisions of the Local Government Code of 1991 which states that municipalities may levy taxes, fees, and charges *not otherwise levied by provinces.* [18] Under Article 137 of the Local Government Code, franchise taxes may be imposed by provinces, and therefore, municipalities had no authority to impose the same.

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[17] Rollo, p. 17.
[18] Section 142 of Republic Act No. 7160.

The petitioners, praying for the reversal and nullification of the *May 8, 2003 decision* and the *September 8, 2003 order* of the court *a quo*, maintain that the then Municipality of Makati had the power to impose local franchise tax under the Local Government Code of 1991. Interpreting the provisions of RA 7160, they argue that the word "levied" under Section 142 of the LGC does not refer to *power or authority*, but the mere act of levying. Thus, the petitioners contend that even if there is a province, but such province does not levy local franchise tax, the municipalities under it may still impose and levy franchise tax. With more reason, that a municipality which is not under a provincial government, like Makati, may levy franchise taxes. Further, the petitioners allege that Article 237 (b) of the Implementing Rules and Regulations explicitly grants municipalities under the Metropolitan Manila area the power to impose franchise tax.

In defense, the respondent asserts that by express provision of Section 142 in relation to Section 137 of the Local Government Code of 1991, a municipality, whether within or outside the Metropolitan Manila area, does not possess the power or authority to levy any of the taxes that a province may levy like a franchise tax. Article 237(b) of the *Implementing Rules and Regulations of the Local Government Code of 1991,* being contrary to the said express provision of the Local Government Code, is therefore null and void.

The power of the local government units to tax is well settled.

In recent years, the increasing social challenges of the times expanded the scope of state activity, and taxation has become a tool to realize social justice and the equitable distribution of wealth, economic progress, the protection of local industries, as well as public welfare and similar objectives. Taxation assumes even greater significance with the ratification of the 1987 Constitution. Thenceforth, the power to tax is no longer vested exclusively on Congress; local legislative bodies are now given direct authority to levy taxes, fees, and other charges pursuant to Article 10, Section 5 of the 1987 Constitution.[19]

Section 5, Article 10 of the 1987 Constitution, provides thus:

> "Section 5. Each local government unit shall have the power to create its own sources of revenue and to levy taxes, fees, and charges, subject to such limitations and guidelines as the Congress may provide, consistent with the basic policy of local autonomy."

Owing to this provision, local government units have the power, independently of legislation, to create their own sources of revenue and to levy taxes to finance governmental activities in their localities. The power, however, is not absolute because it is subject to such limitations and guidelines as the Congress may provide.

Under the now prevailing Constitution, where there is neither a grant nor a prohibition by statute, the tax power must be deemed to exist although Congress may provide statutory limitations and guidelines. The basic

[19] National Power Corporation vs. City of Cabanatuan, 401 SCRA 259.

rationale for the current rule is to safeguard the viability and self-sufficiency of local government units by directly granting them general and broad tax powers. Nevertheless, the fundamental law did not intend the delegation to be absolute and unconditional; the constitutional objective obviously is to ensure that, while the local government units are being strengthened and made more autonomous, the legislature must still see to it that (a) the taxpayer will not be over-burdened or saddled with multiple and unreasonable impositions; (b) each local government unit will have its fair share of available resources; (c) the resources of the national government will not be unduly disturbed; and (d) local taxation will be fair, uniform, and just.[20]

The principal repository of the guidelines and limitations, provided by Congress, on the power of taxation of local government units is Republic Act 7160 or the Local Government Code of 1991.

To be able to exercise its power of taxation, the then Municipality of Makati enacted *Municipal Ordinance No. 92-072*, otherwise known as the *Makati Revenue Code*. Among the provisions in the subject municipal ordinance are the now-assailed *Article C, Sections 3C.01 to 3C.07* levying a tax on businesses enjoying a franchise. The basic question in this case is whether or not the then Municipality of Makati had the authority to impose the said tax. In order to answer this question, we must examine the scope of the taxing authority of municipalities under the Local Government Code of

[20] Manila Electric Company vs. Province of Laguna, 306 SCRA 750.

1991. Does the then Municipality of Makati have the authority to impose franchise taxes? Did the Municipality of Makati observe the guidelines and limitations imposed by Republic Act No. 7160 on its power of taxation?

It is necessary to reproduce the pertinent provision of the Local Government Code of 1991, thus:

> *"Section 142. Scope of Taxing Powers. – Except as otherwise provided in this Code, municipalities may levy taxes, fees, and charges not otherwise levied by provinces."*

Under the Local Government Code of 1991, provinces may levy taxes on: (a) transfers of real property ownership (Section 135); (b) printing and publication business (Section 136), *(c) franchises (Section 137*[21]*)*, (d) sand, gravel and other quarry resources, (Section 138) (e) professionals, (Section 139) (f) amusement, (Section 140) and (g) delivery trucks or vans of manufacturers or producers, wholesalers, dealers or retailers of liquors, soft drinks, cigars and cigarettes and other products as may be determined by the Sanggunian (Section 141).

The clear import of the cited provision is that a municipality may not levy taxes, which are levied by provinces, included among which, are franchise taxes. In the scheme of things, cities are given the widest tax

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[21] *Section 137. Franchise Tax. Notwithstanding any exemption granted by any law or other special law, the province may impose a tax on businesses enjoying a franchise, at a rate not exceeding fifty percent (50%) of one percent (1%) of the gross annual receipts for the preceding calendar year based on the incoming receipt, or realized, within its territorial jurisdiction.*

In the case of a newly started business, the tax shall not exceed one-twentieth (1/20) of one percent (1%) of the capital investment. In the succeeding calendar year, regardless of when the business started to operate, the tax shall be based on the gross receipts for the preceding calendar year, or any fraction thereof, as provided herein.

powers; they have the power to levy taxes, fees, and charges which provinces and municipalities may impose. Municipalities, on the other hand are given limited tax power. This delineation of the scope of taxing powers cannot be ignored, because it partakes of a limitation provided by Congress on the tax powers of the local government units.

Thus, if the tax, fee or charge is specifically withheld by the Local Government Code, the same may not be imposed by the local government units.

Even if we now concede that Section 142 of the Local Government Code does not clearly express the intention of the legislature, it must be interpreted against the government and in favor of the subject. Generally, statutes levying taxes or duties are to be construed strongly against the Government and in favor of the subject or citizens, because burdens are not imposed or presumed to be imposed beyond what statutes expressly and clearly declare.[22]

Conformably to the foregoing, since the then Municipality of Makati was not authorized under the Local Government Code to impose franchise tax, *Article C, Sections 3C.01 to 3C.07* of *Municipal Ordinance No. 92-072* has no legal basis.

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[22] Commissioner of Internal Revenue vs. Court of Appeals, 204 SCRA 182.

The petitioners further argued that Article 237(b) of the *Implementing Rules and Regulations of the Local Government Code of 1991* specifically allows municipalities within the Metropolitan Manila area to impose taxes which may be imposed by the province. It reads as follows:

> *"Article 237. Rates of Tax in Municipalities Within the Metropolitan Manila Area. (a) The municipalities within MMA may levy the taxes on businesses enumerated in Article 233 of this Rule at rates which shall not exceed by fifty percent (50%) the maximum rates prescribed for said businesses.*
>
> ***(b) The said municipalities within MMA, pursuant to Article 275 of this Rule, may levy and collect the taxes which may be imposed by the province under Articles 225, 226, 227, 228, 229, 230, and 231 of this Rule at rates not exceeding those prescribed therein."***

To our mind, the Regional Trial Court of Pasig City, Branch 267 did not err when it nullified the said provision of the Implementing Rules and Regulations of the Local Government Code of 1991.

A rule shaped out by jurisprudence is that when Congress authorizes promulgation of administrative rules and regulations to implement given legislation, all that is required is that the regulation be not in contradiction with it, but conform to the standards that the law prescribes (Director of Forestry v. Muñoz, 23 SCRA 1183). The rule delineating the extent of the binding force to be given to administrative rules and regulations was explained by the Court in Teoxon v. Member of the Board of Administrators (33 SCRA 588), thus: "The recognition of the power of administrative officials to promulgate rules in the implementation of the statute, as necessarily limited to what is provided for in the legislative enactment, may be found as early as 1908 in the case of United States v. Barrias (11 Phil.

327) in 1914 U.S. v. Tupasi Molina (29 Phil. 119), in 1936 People v. Santos (63 Phil. 300), in 1951 Chinese Flour Importers Ass. v. Price Stabilization Board (89 Phil. 439), and in 1962 Victorias Milling Co., Inc. v. Social Security Commission (2 SCRA 627).[23] The power to promulgate rules in the implementation of a statute is necessarily limited to what is provided for in the legislative enactment. Its terms must be followed for an administrative agency cannot amend an Act of Congress. "The rule-making power must be confined to details for regulating the mode or proceedings to carry into effect the law as it has been enacted, and it cannot be extended to amend or expand the statutory requirements or to embrace matters not covered by the statute." [24] It is a settled rule in legal hermeneutics that the implementing rules and regulations cannot amend the act of Congress.[25] For it is axiomatic that administrative rules derive their validity from the statute that they are intended to implement. Any rule which is not consistent with statute itself is null and void.[26]

The provisions of the implementing rules and regulations must not rise above the statute they seek to implement. They cannot go beyond the provisions of the statute or extend the law or expand its coverage as the power to amend or repeal a statute is vested in the legislature. They cannot be a source of additional powers, which is not otherwise granted by the legislature.

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[23] Tayug Rural Bank vs. Central Bank of the Philippines, 146 SCRA 120.
[24] United BF Homeowner's Association vs. BF Homes, Inc., 310 SCRA 304.
[25] National Tobacco Administration vs. Commission on Audit, 311 SCRA 755.
[26] SGMC Realty Corporation vs. Office of the President, 339 SCRA 275.

Article 2 of the Implementing Rules and Regulations of the Local Government Code of 1991 clearly states that the purpose of its promulgation is to prescribe the procedures and guidelines for the implementation of the Local Government Code of 1991 in order to facilitate compliance therewith and achieve the objectives thereof. It however provided more than that. The particular provision of the Implementing Rules unduly enlarges the scope of the power to tax of the municipalities in the Metropolitan Manila area, including in its scope the power to tax everything that the province could levy. Article 237 (b) of the Implementing Rules virtually gave the municipalities in the Metropolitan Manila area the same taxing powers of cities. Cities, it must be recalled, have the power to levy the taxes, fees, and charges which the provinces and municipalities may impose. Article 237(b) had given more tax powers than what the Local Government Code granted to the municipalities, despite its supposed sole purpose of implementing the Local Government Code.

The discrepancy between the provisions of the Local Government Code of 1991 and its Implementing Rules and Regulations, particularly Article 237(b) anent the taxing powers of municipalities in the Metropolitan Manila area is evident. The Local Government Code of 1991 specifically withholds from the municipalities, without any distinction whether or not in the metropolitan area, the power to levy franchise taxes, while Article 237 (b) of its Implementing Rules and Regulations specifically distinguishes municipalities in the Metropolitan Manila area from those of the other

municipalities and gave the former the power to levy taxes which the province may impose.

Well-settled is the rule that administrative regulations must be in harmony with the provisions of the law. In case of discrepancy between the basic law and an implementing rule or regulation, the former prevails.[27] Said rule or regulation cannot go beyond the terms and provisions of the basic law (People v. Lim, 108 Phil. 1091). *Rules that subvert the statute cannot be sanctioned* (University of Sto. Tomas v. Board of Tax Appeals, 93 Phil. 376; Del Mar v. Phil. Veterans Administration, 51 SCRA 340).[28]

Undeniably, Congress recognized the difference between the municipalities in the Metropolitan Manila Area with those of the other municipalities. Thus, it deemed it proper to give the former the privilege to impose a tax rate which may be higher than 50% over the maximum rates which other municipalities may impose[29]. But that is all that is granted by the Local Government Code to municipalities in the Metropolitan Manila area. If Congress intended to give more to the former, it could have provided the same in the Local Government Code. It did not. There is therefore no basis for the Oversight Committee to widen the scope of the taxing power of the municipalities in the Metropolitan Manila area.

[27] Philippine Petroleum Corporation vs. Municipality of Pililla, Rizal, 198 SCRA 82; United BF Homeowner's Association vs. BF Homes, Inc., 310 SCRA 304.
[28] Hijo Plantation Inc. vs. Central Bank, 164 SCRA 192.
[29] Section 144 of the Local Government Code

Clearly, Article 237 (b) is not in conformity with the pertinent provisions of the Local Government Code of 1991. Consequently, the petitioners could not successfully anchor the validity of Article C, Sections 3C.01 to 3C.07 to this article of the implementing rules.

As a last ditch effort to uphold the validity of *Article C (Franchise Tax), Sections 3C.01 to 3C.07 of Municipal Ordinance No. 92-072,* otherwise known as the *Makati Revenue Code,* the petitioner averred that respondent Meralco could no longer question the validity of *Article C, Sections 3C.01 to 3C.07 of the Makati Revenue Code,* which took effect in 1994, for the respondent's failure to appeal the same to the Secretary of Justice within thirty (30) days from effectivity, as prescribed by Section 187 of the Local Government Code of 1991.

The above contention of the petitioner is unmeritorious. We agree with the court *a quo* when it stated in its assailed *September 8, 2003 order* that "an ordinance that is contrary to law is null and void. It confers no rights; it imposes no duties, it affords no protection; it creates no office; it is, in legal contemplation, inoperative, as if it has never been passed. The power of the court to declare its nullity is imprescriptible."[30]

Article C, Sections 3C.01 to 3C.07 of the Makati Revenue Code, being an absolute nullity, the demand for payment of a franchise tax upon the respondent is devoid of any basis, and thus, the subject franchise tax

[30] Rollo, 45.

assessment made by petitioner City of Makati against respondent Meralco for the years 1997 to 2001 was correctly nullified.

WHEREFORE, premises considered, the instant petition is DISMISSED. The assailed *May 8, 2003 decision* and *September 8, 2003 order* of the Regional Trial Court of Pasig City, Branch 267 in *Civil Case No. 68553* are hereby AFFIRMED.

SO ORDERED.

ORIGINAL SIGNED
AMELITA G. TOLENTINO
Associate Justice

WE CONCUR:

ORIGINAL SIGNED
ROBERTO A. BARRIOS
Associate Justice

ORIGINAL SIGNED
VICENTE S. E. VELOSO
Associate Justice

CERTIFICATION

Pursuant to Article VIII, Section 13 of the Constitution, it is hereby certified that the conclusions in the above Decision were reached in consultation before the case was assigned to the writer of the opinion of the Court.

ORIGINAL SIGNED
ROBERTO A. BARRIOS
Associate Justice
Chairman, Ninth Division

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *September 7, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	Number of Shares of Common Stock Outstanding
Class "A"	604,368,337
Class "B"	402,941,864
Total	1,007,310,201

Amount of Debt Outstanding: *P123.99 Billion (as of July 31, 2005)*

11. Item Number reported: *Item 4 (Resignation/Election of Officer)*

Please be advised that Justice Jose C. Vitug is hereby appointed General Counsel of the Company effective immediately vice Justice Camilo D. Quiason.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: September 7, 2005

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *September 12, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** 0300
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,330,930
Class "B"	402,916,926
Total	1,007,247,856

Amount of Debt Outstanding: *P123.99 Billion (as of July 31, 2005)*

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO RATES DOWN BY AS MUCH AS 23 CENTAVOS PER KWH IN SEPTEMBER".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: September 12, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO
REFER TO: E.O. CUNA TEL. NO. 631-5557

Press Release

Meralco's Rates Down by As Much As 23 Centavos Per Kwh In September

With the ever increasing prices of basic commodities and the ongoing talks about the VAT, it comes as a relief to hear that the Manila Electric Company (Meralco) will reduce its rates by as much as 23 centavos per kilowatthour to its customers. This is a result of the combined effect of the reductions in the generation and system loss charge components of the unbundled bill.

Meralco Vice President for Corporate Communication Elpi Cuna said, "The 19.43 centavos reduction in the generation charge was due to the increased generation of the Independent Power Producers (IPPs) and the National Power Corporation (NPC) in August as compared to that of July."

The generation charge is the component of the Meralco bill that reflects changes in the generation costs of its suppliers, namely the IPPs and the NPC. Among the factors contributing to the changes in generation costs are the level of dispatch of the IPPs, the peso-dollar exchange rate, and fuel prices. The reduction also shows the full impact of the wet-season rates of NPC.

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

Following this decrease in the generation charge, system loss charge by delivery voltage also went down. The decreases range from 0.33 centavos for 115 kV customers to 2.57 centavos for residential and other secondary customers. The Power Act Reduction (a discount in the residential bills) slightly improved by 0.36 centavos per kWh from P0.1997 to P0.2033.

Likewise, the bills of lifeline residential customers consuming 50 kWh will decrease by P5.82 or 11.64 centavos per kWh. Those consuming 70 kWh will experience a P10.52 decrease in their electricity bills or 15.03 centavos per kWh, while those consuming 100 kWh will get a reduction of P18.41 or 18.41 centavos per kWh. Customers with consumptions beyond the lifeline level will have a reduction of 23 centavos per kwh. Those belonging to the other rate classes will experience the 19.43 centavo decrease in the generation charge and decrease in the system loss charge depending on voltage plus the franchise tax impact.

Cuna said, "Now, we are beginning to realize the benefits of allowing the IPPs to run at contracted levels since such will bring down generation costs and eventually the rate of electricity as seen in this recent reduction in Meralco's September bills."

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2[c] THEREUNDER

1. **Date of Report:** *October 6, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P123.01 Billion (as of August 31, 2005)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Press Release (MERALCO RECEIVES RMO FROM BIR).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: October 6, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO E.O. CUNA TEL. NO. 631-5557

Meralco receives RMO from BIR

Says it is ready to process and implement Phase IV of refund

The Manila Electric Company (Meralco) said that the Bureau of Internal Revenue (BIR) has already posted in its website Revenue Memorandum Order (RMO) No. 22-005 detailing the implementation guidelines on the withholding tax for Phase IV customers.

Leonardo Mabale, head of the Meralco Refund Management Task Force, said, "We've begun realigning our preparations to suit the requirements of the RMO. We will start sending out letters to our customers covered by Phase IV by the middle of October. We hope to be able to send out about half of all the letters this month and the other half in November. These letters will contain the refund options for the customers as well as the documents needed to be able to process the refund."

For their refund option, customers can choose between post-dated checks or credit-to-future bills with cash option. Depending on their choice, customers will then be asked to submit the documents required. One of the documents needed is the BIR Certificate of Registration which indicates the customer's tax identification number or TIN.

The RMO states that there shall be withheld a creditable income tax at the gross refund amount of customers under Phase IV – 25 percent for active customers and 32

percent for terminated contracts. Phase IV covers more than 127,000 customers and amounts to more than P18 billion.

For customers claiming exemption from withholding tax, they shall obtain and submit to Meralco a certified true copy of the Certificate of Exemption (COE) or BIR ruling duly issued by the BIR for this purpose. Exempt from such procedure are certain entities like national government agencies and its intrumentalities, government owned or controlled corporations (GOCC) and foreign embassies and international organizations. For national government agencies and its instrumentalities, however, registered name per Meralco must be in the name of the government agency/instrumentality, otherwise, it shall be subjected to withholding tax.

Mabale reiterated that it is important that all the documents submitted are in order so as not to delay the release of the refund. "We will then begin processing the refund for a customer as soon as all the pre-requisites are met," Mabale said.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 19, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,316,100*
Class "B"	*402,097,040*
Total	*1,007,223,140*

Amount of Debt Outstanding: *P123.01 Billion (as of August 31, 2005)*

11. Item Number reported: Item 9 (Other Events)

Please see attached copy of Press Release entitled "MERALCO EXPLAINS LIFTING OF TRO ON VAT".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: October 19, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

October 19, 2005

Meralco explains lifting of TRO on VAT

The Manila Electric Company (Meralco) said it will have to wait for the issuance of the effectivity date of the value added tax (VAT) by the Department of Finance (DOF) or the Bureau of Internal Revenue (BIR) following the Supreme Court's lifting of the temporary restraining order (TRO) on the VAT.

Meralco also has to await all the implementing guidelines of the VAT on the energy sector to be issued by the DOF, BIR and the Energy Regulatory Commission (ERC). It is expected that the BIR will issue a Revenue Memorandum Circular (RMC) including probable amendments or supplements to Revenue Regulation (RR) No. 14-2005. The ERC, on the other hand, will issue its own Resolution.

Meralco VAT Implementation Task Force Chairman Atty. Anthony Rosete emphasized that the VAT is revenue neutral to Meralco and that all VAT collections will accrue to the government. "We would like to stress that we will merely comply with law and implement whatever order will be given to us by the government," Rosete said. He added that the VAT component to be reflected in the Meralco bill, is therefore only a passthrough charge.

Meralco, for the time being, has to wait for the final guidelines from the DOF, BIR and the ERC before it is able to discuss the details on how the VAT implementation will be carried out. "As soon as we receive these guidelines, we will inform our customers accordingly," Rosete concluded.

TEL. NO. (632) 631-2222 • (632) 16220

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 24, 2005*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,368,337*
Class "B"	*402,941,864*
Total	*1,007,310,201*

Amount of Debt Outstanding: *P123.01 Billion (as of August 31, 2005)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of "INVITATION TO THE PRESENTATION AND TELECONFERENCE PRESENTATION OF THE MERALCO THIRD QUARTER 2005 OPERATING RESULTS" to be held on Wednesday, October 26, 2005, at 3:00 p.m. at the Basement Mini Theater, Lopez Building, Meralco Center, Ortigas Avenue, Pasig City.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

Date: October 24, 2005

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) has scheduled its presentation on the 2005 3rd Quarter Results on October 26, 2005 at 3:00 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode : MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

MERALCO

YOU ARE INVITED
TO A PRESENTATION
ON THE 3rd Qtr. 2005 OPERATING RESULTS

Wednesday, October 26, 2005
3:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before October 25, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 3rd Qtr. 2005 OPERATING RESULTS

Wednesday, October 26, 2005
3:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until October 28, 2005

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before October 25, 2005. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

SEC FORM 17 – Q
(Quarterly Report)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the quarterly period ended September 30, 2004]
(Form Type)

PW-102
(S. E. C. Registration No.)

PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *September 30, 2004*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,438,658*
Class "B"	-	*402,988,744*
Total	-	*1,007,427,402*

Amount of Debt outstanding: *P98.5 Billion (as of August 31, 2004)*

11. **Are any or all of these securities listed on a Stock Exchange?**

    Yes [x] No [ ]

12. **If yes, the name of such Stock Exchange and the class/es of securities:**

    Philippine Stock Exchange *Class A and B*

13. **Indicate by check mark whether the registrant:**

    (a) **has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):**

    Yes [x] No [ ]

    (b) **has been subject to such filing requirements for the past ninety (90) days:**

    Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2004 Third Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2004 Third Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

US SEC
File No. 82-3237

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

DANIEL D. TAGAZA
Senior Vice President, Comptroller and Chief Finance Officer

Date: October 29, 2004

cc *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Three Months Ended September 30, 2004

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 55.90 pesos to the dollar at September 30, 2004, as compared to 53.30 pesos to the dollar at September 30, 2003.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. The company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the greater metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, Meralco's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the

Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's GDP.

Meralco's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the Energy Regulatory Commission (ERC), other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the company cannot predict the complete impact of the reform program on the company and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Any known trend or any known demand, commitment, event or uncertainty that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. The registrant shall indicate balance sheet conditions or income or cash flow items that it believes may be indicators of its liquidity position. The following conditions shall be indicated: whether or not the registrant is having or anticipates having within the next 12 months any cash flow or liquidity problem; whether or not the registrant is in default or breach of any note, loan, lease or other indebtedness of financing arrangement requiring it to make payments; whether or not a significant amount of the registrant's trade payables have not been paid within the stated trade terms. If a material deficiency is identified, the course of action that the registrant has taken or proposes to take to remedy the deficiency should also be indicated. The registrant should identify and separately describe internal and external sources of liquidity, and briefly discuss any source of liquid assets used.

The major factors affecting the company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries.
- Electricity Supply.
- Philippine Economic Conditions.
- Exchange Rates.

- Industry Restructuring.
- Covenants
- Rate Application with ERC
- Financial Covenants
- Liquidity
- Current Ratio

Regulated Rates and Cost Recoveries

The company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The company's rates are set (with the approval of the ERC) to permit the company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the company's Return On Rate Base (RORB). The company's rate structure also permits the company to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the company's net utility plant in service at the end of the relevant period plus one-sixth of the company's annual operation and ,maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The Supreme Court's decision resolved a series of ERB and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the Energy Regulatory Board or ERB) has approved seven increases in the company's basic rates since 1981 and the most recent increase was granted in November 2003. Historically, Meralco's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically has granted Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May and November 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%,

as determined by the ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. Under new rules promulgated by the ERC, the Generation Rate Adjustment Mechanism (GRAM) and Incremental Currency Exchange Rate Adjustment (ICERA) have replaced the former PPA and CERA mechanisms. The GRAM and the ICERA still allow the company to pass through increases or decreases in power purchase costs and some of the effects of peso depreciation. However, GRAM and ICERA adjustments may only be made quarterly (except in relatively extraordinary circumstances) based on applications by the company and will require ERC approval. In order to mitigate the effect of the time lag between the company's incurrence of increased costs and the recovery of those increased costs pursuant to approved adjustments, the GRAM and the ICERA each allow adjustments to include a carrying charge representing the financing costs associated with the deferral of recovery at the 91-day Treasury Bill rate plus 300 basis points, but not exceeding 12%.

The company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by (y) the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap, increasing from 10.18% to 10.85% from 2000 through 2002. For the year ended December 31, 2002, the company's unrecoverable system loss over the 9.5% cap on recoverable system loss was 1.35% which equaled ₱1,351 million. System loss for the full year 2003 was 10.85%. The company estimates that, based on its 2003 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the company's actual system loss exceeds the cap. System loss for the quarter ended September 30, 2004 was 13.38% as compared to 11.23% of the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and the company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2003, the company purchased approximately 58.7% of its requirements from NPC, down from 64.7% for the full year in 2002. For the quarter ended September 30, 2004, the Parent Company purchased

approximately 54.6% of its requirements from NPC, down from 62.2% for the same period last year. Meralco's 10-year power purchase agreement with NPC expires in December 2004, which will allow the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the company will be able to tap.

Philippine Economic Conditions

In recent years, the company has been adversely affected by a general economic slowdown in the Philippines and elsewhere in the world, which has resulted in lower than expected electricity demand, particularly among the company's industrial customers. From 1998 through 2002, the Philippine GDP grew at a compound annual rate of approximately 3.2% (in constant 1985 pesos), compared to 4.5% during the period from 1993 to 1997. Peak demand on the company's system grew at a compound annual rate of 4.8% during the period from 1998 to 2002 and 8.2% during the period from 1993 – 1997.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of September 30, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱56.28 : US$1.00 as of September 30, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency

denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;

- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

The following table shows our selected unaudited consolidated balance sheet accounts, income and cash flow items as of and for the quarters ended September 30, 2004 and September 30, 2003.

	Consolidated Quarter Ended Sep. 30, 2004	2003	% Inc.Dec
	(in million pesos)		
Balance Sheet:			
Assets:			
Utility plant & others	89,968	87,806	2.5
Other property and equipment	6,076	10,108	(39.9)
Cash and cash equivalents	5,944	7,061	(15.8)
Receivables – net	23,620	22,022	7.3
Investments and advances	3,034	3,277	(7.4)
Others	28,020	29,014	(3.4)
Total Assets	156,662	159,288	(1.6)
Stockholders' Equity & Liabilities			
Capital stock	15,089	14,274	5.4
Appraisal increase in utility plant	28,425	30,681	3.4
Appropriated retained earnings	200	0	(98.4)
Unappropriated retained earnings	5,441	(364)	(131.6)
Current liabilities	42,954	40,552	7.5
Non-current liabilities	64,553	74,145	(13.0)
Total stockholders' equity and Liabilities	156,662	159,288	0.7
Income/(Loss) Statements:			
Revenues	37,518	33,561	11.8
Recoverable purchased power	(30,366)	(27,559)	10.2
Other operating expenses	(4,615)	(3,718)	24.1
Operating income	2,537	2,284	11.1
Other charges	(1,296)	(1,471)	(11.9)
Income tax	(409)	(239)	71.1
Net Income	832	574	44.9
Cash Flows:			
Net cash prov'd by operating activities	5,083	2,671	90.3
Net cash used in investing activities	(3,280)	(908)	(261.2)
Net cash prov'd by financing activities	99	333	(70.3)

Financial Ratios:	As of Sep 2004	As of Sep 2003
Current ratio (shall not be less than 1 : 1)	0.71 *	0.85 *
Debt service coverage (not less than 1.3:1)	1.72	1.22
Interest coverage ratio (not less than 3 : 1)	6.49	4.22
Debt to equity ratio (not more than 3 : 1)	2.15	3.19 *
Fixed charged coverage ratio (Min. 3 : 1)	3.94	(7.09) *
Debt to net tangible assets ratio (Max .50 : 1)	0.35	0.34
Secured debt to net tangible assets (Max. .4 : 1)	0.10	0.10
Return on net fixed assets in operation (not less than 8%)	4.2%*	(2.1%) *
Self-financing ratio (not less than 20%)	86.3%	10.2% *
Debt service ratio (not less than 1.3 : 1)	9.6	5.9

Notes: 1. Above creditor ratios are computed based on Lender formula and on non- consolidated basis.
2. Figures with * do not conform with covenant requirements.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (P84,848 million as of December 31, 2003, and P78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any

demand for payment nor have any of its existing creditors commenced default proceedings

Rate Application with Energy Regulatory Commission (ERC)

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average P0.1358 per kWh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Financial Covenants

Our debt instruments contain restrictive covenants and require the Parent Company to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

US SEC
File No. 82-3237

The financial tests under our debt instruments, include maintaining a positive tangible net worth and compliance with the following ratios, to wit:

Unsecured Loans:

- Current ratio on a non-consolidated basis, shall not be less than 1 : 1
- Debt service coverage ratio on a non-consolidated basis, shall not be less than 1.3 : 1
- Interest coverage ratio on a non-consolidated basis, shall not be less than 3 : 1
- Debt to equity ratio (historical value) on a non-consolidated basis, shall not be more than 3 : 1
- Fixed charged coverage ratio on a non-consolidated basis, minimum is 3 : 1.
- Debt to net tangible assets ratio on a non-consolidated basis, maximum is .5 : 1
- Secured debt to net tangible assets ratio on a non-consolidated basis, maximum is .4 : 1

Secured Loans:

- Return on rate base (RORB) on a non-consolidated basis, should not be less than 8%
- Self-financing ratio on a non-consolidated basis should not be less than 20% and
- Debt service ratio on a non-consolidated basis should not be less than 1.3 : 1

The principal factors that can negatively affect our ability to comply with these financial ratios are depreciation of the peso to the US dollar, the short-term loans which will mature on November 2004, and the effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kilowatt-hour and the outstanding customers' refund amounting to ₱21.96 billion as of September 30, 2004

To date, due to the negative factors mentioned above, which adversely affect our financials, some of our financial ratios, were not complied with as set forth in the Loan Agreement.

The recent rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate relief could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term

obligations to creditors and favorable economic demand could alleviate liquidity pressures and improve the company's corporate rating.

Liquidity

To date, the Parent Company has met its capital expenditure requirements, long-term loan amortization, the on-going refund to customers brought about by the SC decision, including its trade payables primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The situation under the Company is operating in, as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

CURRENT RATIO

	CONSOLIDATED	
	For the Nine Months Ended Sep 30	
	2004	2003
Current Assets:		
Cash & cash equivalents	5,944	7,061
Receivables	23,620	22,022
Inventories	1,401	1,577
Deferred income tax assets	1,326	1,631
Other current assets	638	2,471
A. Total Current Assets	32,929	34,762
Current Liabilities:		
Notes payable	5,277	5,716

Accounts payable & other current liabilities	22,995	21,684
Customers' refund – current portion	3,269	5,001
Long-term debt – current portion	9,240	7,244
Income tax payable	2,173	907
B. Total Current Liabilities	42,954	40,552
C. Current Ratio (A / B)	**0.77 : 1**	**0.86 : 1**

The lower current ratio as of September 30, 2004 could be attributed to the following Balance Sheet accounts, to wit:

- Cash and cash investments decreased as a result of the ongoing customers' refund from ₱7,061 million in September 2003 to ₱5,944 million in September 2004, or 15.8%. The refund which was implemented during the second half of last year contributed to the liquidity problem of the company.

- Other current assets also decreased, from ₱2,471 million in September 30, 2003 to ₱638 million in September 2004, or 74.2% due to a reduction in the balance of advance payments to suppliers from ₱330 million in September 2003 to ₱44million in September 2004 and the receivable from BIR amounting to ₱1,126 for the year 2003 was adjusted during the current year.

- Accounts payable comprises mostly payables to big suppliers of Meralco, like Napocor and several Independent Power Producers. The 6.0% increase therefore could be attributed partly to increased purchased power and accrued expenses for the period under review, from ₱21,684 million last year to ₱22,995 this year. Hereunder is the summary of selected suppliers of the Company:

	Sep 2004	Sep 2003	Diff.
National Power Corporation	4,464	2,551	1,913
Transmission Company	2,498	2,172	326
Quezon Power Phils.	1,933	1,309	624
First Gas	2,939	3,282	(343)
Duracom Mobile Power	311	53	258
Total	12,145	9,367	2,778

Despite the on-going refund to customers and lower current ratio, all trade payables of the company have been paid within the stated trade terms and prescribed period.

- Long-term debt –current portion increased from ₱7,244 million in September 30, 2003 to ₱9,240 million in as of September 30, 2004. This is due to the higher level of debt amortization scheduled within a one year period, particularly the unsecured portion of the loans.

- Income tax payable increased from ₱907 million as of September 30, 2003 to ₱2,173 million in the same period under review due to higher income, both the parent and the subsidiaries.

To date, the Parent Company has met its capital expenditure requirements, long-term loan amortization, the on-going refund to customers including its trade payables primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2004 from ₱6.5 billion to approximately ₱5.75 billion.

For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received a waiver notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates of secured creditors and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

For the next twelve (12) months, the Company will still encounter liquidity problems due to the bulk of maturing long-term loans and the peso depreciation. In order to meet its future working capital, maturing obligations and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The situation under the Company is operating in, as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

Recent Developments

January 2004 Provisional Rate Increase

To update its tariffs to reflect more recent cost levels, the company filed a petition with the Energy Regulatory Commission (ERC) on October 10, 2003 to increase its tariffs by an average of P0.1358 per kWh over the rates in effect after the rate increase granted in June 2003. This proposed increase was based on the company's assets in service as of 2002, as appraised in December 2002. On November 27, 2003, the ERC provisionally authorized the company to implement a P0.12 per kWh increase in its tariffs starting January 2004. Under the implementing rules and regulations promulgated pursuant to EPIRA, the ERC has up to one year from the issuance of the provisional approval to finally decide on Meralco's petition. Various consumer groups and government figures, including President Macapagal-Arroyo, have expressed opposition or concern over this provisionally approved rate increase and final approval by the ERC will require a process of hearings and filings with the ERC. On December 23, 2003, the Freedom from Debt Coalition filed a petition for a restraining order, prohibition and injunction against Meralco and the Energy Regulatory Commission for the rate increase. On January 13, 2004, the Supreme Court issued a Status Quo Order. The order stopped the implementation of the temporary rate increase.

Customer Refund

In April 2003, after extensive contests and appeals by the company, the Philippine Supreme Court affirmed its decision ordering the company to pay a refund, estimated to be ₱30,323 million based on operational data of the company as of May 2003 that the Energy Regulatory Board, or ERB, the predecessor to the ERC, had claimed the company overcharged its customers from February 1994 to May 2003. The Supreme Court ruled that the company had improperly included operating income tax in its operating expenses for purposes of calculating its return on rate base, or RORB. This had the effect of reducing the permitted level of the company's rates from February 1994 to May 2003 by ₱0.167 per kWh.

The company has reached an agreement with the ERC to carry out the refund in four phases. Phase One, which involved refunds totaling approximately ₱2,170 million to residential and commercial customers consuming 100 kWh or less of electricity per month, was approved by the ERC in June 2003. Phase Two, which involves refunds of approximately ₱4,559 million to residential and commercial customers consuming 101 –

300 kWh per month, has also been approved by the ERC and is expected to be completed in February 2004. Phases One and Two represent approximately 22% of the total refund but still satisfy the company's refund obligations to approximately 82% of the customers entitled to the refund.

A schedule for Phase Three, which will involve estimated refunds of approximately ₱4,905 million to residential and commercial customers consuming more than 300 kWh of electricity per month, has been approved by the ERC in an order issued in November 2003. According to the order, Phase Three payments are to commence in January 2004 and should be completed in June 2004. Meralco filed a Motion for Reconsideration, petitioning the ERC to extend the duration of the period to make Phase Three payments up to December 2004. On February 13, 2004, the ERC ruled favorably on the Motion for Reconsideration.

Phase Four will involve estimated refunds totaling approximately ₱18,689 million to commercial and industrial and street-lighting customers, which include the company's highest usage customers. In order to limit the financial burden imposed by the refund, the company has proposed to the ERC that the Phase Four refunds of approximately ₱18,689 million be paid over a period of five years starting in May 2005. The ERC's decision on the company's proposed schedule for paying the Phase Four refunds remains pending.

Income Tax Refund

As a result of the customer refunds discussed in the previous section, the company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the company's revenue for such periods totaling ₱28,728 million. The company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, overpaid income taxes amounted to ₱1,126 million and was set up as an asset. For the year ended December 31, 2002, the amended provision for income tax represents the minimum corporate income tax. The amendment of income tax returns for December 31, 2002 resulted in an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million which was applied as a credit against 2003 income tax payments. Under existing BIR procedures, a taxpayer may file amended income tax returns within a period of three years after the relevant tax year and may pursue a tax refund or tax credit within a period of two years from the date of the erroneous payment. However, under the new Civil Code and rulings of the Supreme Court, the company believes that it has six years within which to file claims for erroneously paid income taxes from the date of the erroneous payments. The company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The company is still discussing with the Bureau of Internal Revenue the issues pertaining to the recovery of income taxes paid on previously

reported revenues that will be refunded to the customers. This contingent asset is not recognized in the financial statements unless the realization of income is virtually certain.

Results of Operations

Three Months Ended September 30, 2004 compared to Three Months Ended September 30, 2003

Parent Company

ENERGY SALES

After registering an energy sales growth of 3.8% in the first half of 2004, sales continued to rise at the same pace of 3.8% in the third quarter, reaching a total kilowatt-hour sales volume of 6,392 gWh.

The sales growth in the third quarter was spurred by the 5.7% sales jump in the month of September, after an expansion of 2.9% and 3.0% in the month of July and August, respectively.

The commercial segment continued to lead the growth in energy sales in the third quarter, rising to 2,276 gWh or by 5.6% from the same period last year. Commercial sales was driven by the retail trade and business service segments which grew by 59.0% and 17.8%, respectively in the period.

Increased commercial operations of malls energized earlier this year such as Market!Market! by Ayala Land, Inc. and The Gateway by Robinson's Land Corporation heightened electricity demand for the period.

Furthermore, the opening of other malls before the end of 2004, namely SM Batangas and Araneta Center Gateway, is expected to provide a boost to commercial sales, especially during the Christmas season when mal hours are extended.

Sales to the residential segment grew to 2,230 gWh or by 1.7%. Cooler temperatures and increased inflationary pressures on basic commodities in the third quarter this year compared to the same period last year contributed to the reduction in electricity demand of the residential segment.

Sales to the industrial sector, despite declining in the number of services, became more buoyant in the third quarter as its sales grew to 1,852 gWh or by 4.3%.
The said quarter on quarter growth was the highest against quarter on quarter growths in the last three quarters of 2004 (1.0% in the first quarter and 3.5% in the second quarter this year). Strong industrial sales in the period was driven by electrical machinery and food segments which grew by 15.9% and 7.7%, respectively.

REVENUES AND PROFITABILITY

Due to continued sales expansion, overall revenue growth for the third quarter 2004 was at 10.3% from P33.1 billion of the same period last year to P36.5 billion. Likewise, distribution revenues rose by 10.7% to P6.2 billion this quarter from P5.6 billion in the same period last year.

Total operating expenses, on the other hand, rose by 10.4% primarily due to the 10.2% rise in purchase power cost and 130.9% increase in taxes other than income tax. A 15.3% increase in depreciation and amortization also contributed to the increase in the total operating expenses.

As a result, operating income still surged 8.3%, from ₱2.2 billion in 2003 to ₱2.3 billion in 2004. With this, return on rate base (per lender's formula) for the twelve months ending September 2004 improved to 4.16% from (2.05)% in the same period ending September 2003.

Other income (expenses) for the quarter, on the other hand, went down by 14.1% mainly due to the significant decrease in interest and other financial charges by about 20.7% as a consequence of limited borrowings and payment of loan amortization and decrease in provision for disallowed recoveries by 58.1%.

This quarter, a 5.0% decrease in equity in net earnings of investees from ₱168.5 million in 2003 to ₱160.1 million in 2004 had a slight negative impact to the company's bottom line.

The company concluded the third quarter of 2004 with a 44.9% year-on-year increase in net income with ₱831.8 million realized this year as against ₱574.0 million in the same period in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review was up by 27.6%, from ₱0.76 in 2003 to ₱0.97 in 2004.

CONTINGENCIES

The company has contingent liabilities. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001-646 and 2001-900 wherein the company was granted an increase of P0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of ₱2.65 billion as of September 2004.

AVERAGE RETAIL RATE

Sales growth in the third quarter was also spurred by the decline in Meralco's average retail rate to P5.86 per kWh from P5.94 per kWh in the same period last year. The reduction was largely brought about by the decrease in the transmission charge as a result of the reduced TransCo rate due to TransCo's intra-regional grid cross subsidy removal of approximately six centavos starting October 2003.

Average retail rates will, however, be further adjusted in the fourth quarter as a result of a number of issuances by the ERC to reflect the true cost of power in tariffs to end-users namely:

- A provisional authority to NPC to increase its rates by an average of ₱0.98 per kWh nationwide, ₱1.23 for NPC's Luzon grid customers (including Meralco) and ₱0.22 and ₱0.27 for the Visayas and Mindanao Grids, respectively, effective September 26, 2004.

  Since Meralco sources a portion of its power requirements from IPPs, the effect of the recent NPC rate adjustment and other prior adjustments on Meralco customers is estimated to be about ₱0.80 per kWh.

- Guidelines to allow distribution utilities to adjust their generation rates and system loss charges on a monthly basis, without seeking prior approval from the Commission.

  This mechanism is intended to replace the Generation Rate Adjustment Mechanism (GRAM). Under the new guidelines, Meralco will be able to immediately reflect monthly changes in its purchased power costs through the "Generation Charge" and "System Loss Charge" components of the unbundled bill. At the same time, end-users will be able to receive timely price signals on the actual cost of generating electricity.

- Order for Meralco to begin implementing a two-step phase-out of the "Inter-Class Subsidy" component of its tariffs. This component of the bill identifies whether an end-user is a recipient or a provider of subsidies of the bill.

  Under the unbundled tariffs approved by the ERC, residential end-users receive a subsidy of about 71-centavos per kWh, which is in turn shouldered by commercial and industrial establishments.

  Under the ERC Order, inter-class subsidies would be reduced by 40 percent this October 2004 and totally phased out by October 2005. The ERC is also working on two areas to promote lower electricity rates in the medium term.

- First is the resolution setting a timetable for the introduction of open access and retail competition as envisioned by the EPIRA. For the Luzon Grid where

Meralco operates, the target date for retail competition is July 2006. Target dates for the other grids will be determined by the ERC at a later time.

- Second is the conduct of regulatory proceedings on power supply related contracts of Meralco with generators. Hearings are ongoing on NPC's and Meralco's joint application for the approval of a Settlement Agreement on their 10-year Contract for the Supply of Electricity.

  Under the Settlement Agreement dated July 15, 2003, Meralco would pay NPC a net settlement amount of about P20 billion and NPC would commit to the dispatch of Meralco's IPPs at contract levels, resulting to a net reduction in costs to consumers. Hearings are also being conducted on the proposed amendments to the contracts with the First Gas plants.

SYSTEM LOSS

Unrecoverable purchased power for the third quarter ended September 30, 2004 deteriorated to 11.23 percent, higher than the rate of 11.00 percent for the same period last year. The higher system loss resulted to a corresponding peso-value loss for the quarter of ₱539.9 million, which could have been higher if not for the TransCo cross subsidy removal. The peso value loss for the same period in 2003 last year reached ₱414.4 million.

CAPITAL EXPENDITURES

Capital expenditures for the quarter decreased by 22.6% from ₱1.7 billion in 2003 to ₱1.3 billion in 2004. A total of 99.6 percent of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures.

QUALITY OF SERVICE

Even with the decrease in capital expenditure for the quarter, system reliability in terms of interruption frequency rate (IFR) and system availability as measured by cumulative interruption time (CIT) continued to reach record levels of 3.41 times (4.09 times in third quarter 2003) and 3.06 hours (4.39 hours in the third quarter of 2003), respectively. The high level of quality service was mainly due to the company's continued intensive electric system maintenance campaign.

Consolidated

Consolidated Operating Revenues. For the three months ended September 30, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱37,518 million, an increase of 11.8% over the ₱33,561 million achieved in the same period in 2003. This increase was driven primarily by a 3.8% increase in sales volume by the parent company coupled with the full effects of the 8.65 centavo rate hike implemented starting June 2003 and the increase in purchased power cost..

Consolidated Operating expenses. Operating expenses for the quarter ended September 30, 2004, increased to ₱34,981 million, or 11.8% over the ₱31,277 million for the same period in 2003.

	Quarter Ended September 30,		
	2004	2003	% Change
	(in millions)		
Recoverable purchased power	30,366	27,559	10.2
Operations and maintenance	2,574	2,220	15.9
Depreciation and amortization	1,154	1,022	12.9
Taxes other than income tax	199	87	128.7
Cost of contracts and services	232	136	70.6
Real estate sold	456	253	80.2
Total	34,981	31,277	11.8

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the third quarter ended 2004, were ₱30,366 million, or 10.2% over the ₱27,559 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 4.0% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 15.9% to ₱2,574 million for the quarter ended September 30, 2004, compared with ₱2,220 million in the same period in 2003, due primarily to increase in salaries & wages & benefits, contracted services and materials and supplies expenses.

Consolidated depreciation and amortization also increased by 12.9% from ₱1,022 million for the 3rd quarter in 2003, to ₱1,154 in same period in 2004, mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional expenses related to various utility plant equipment and others placed in service.

The Parent Company's account, *Taxes other than income tax* increased by 128.7% from ₱87 million in the three months ended September 30, 2003, to ₱199 million in the three months ended September 30, 2004, due to increased revenues brought about

by energy sales growth of 3.8%. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 70.6% from ₱136 million in the third quarter of 2003 compared to ₱232 million of the same period this year primarily due to increase in construction contracts of a subsidiary company..

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 80.2% from ₱253 million in quarter ended September 30, 2003 to ₱456 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 11.1% from ₱2,284 million in the 3rd quarter of 2003, to ₱2,537 million in the third quarter of 2004.

Other Income (Charges). During the third quarter ended 2004, other income (charges) were ₱1,263 million, a decrease of approximately 11.7% over the ₱1,431 million in other income (charges) for the quarter ended September 30, 2003.

	Quarter Ended September 30,		
	2004	2003	% Change
	(in millions)		
Interest expense and other charges – net	(741)	(911)	(18.7)
Unrecoverable purchased power	(539)	(414)	30.2
Equity in net earnings of investee Companies	126	154	(18.2)
Provision for probable losses on disallowed receivables	(109)	(260)	(58.1)
Total	(1,263)	(1,431)	(11.7)

Interest and other charges - *net* for the quarter ended September 30, 2004, decreased by 18.7% in comparison to the three months ended September 30, 2003, from ₱911 million to ₱741 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱539 million for the quarter ended September 30, 2004, an increase of 30.2%, over the total of ₱414 million for the quarter ended September 30, 2003. In terms of percent, unrecoverable purchased power for the third quarter ended

September 30, 2004 deteriorated to 11.23 percent, higher than the rate of 11 percent for the same period last year.

Consolidated equity in net earnings of investee companies likewise declined by 18.2 percent, from ₱154 million for the third quarter of 2003, to ₱126 million for the quarter ended September 30, 2004 mainly due to lower income of some subsidiaries.

Provision for probable losses on disallowed receivables. For the quarter ended September 30, 2004, the Company reflected provision of ₱109 million, mainly for Quezon Power transmission line fees.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the quarter ended September 30, 2004, was ₱409 million, a significant increase from ₱239 million benefit for the third quarter of 2003, primarily due to the income posted by the Parent Company for the quarter ended September 30, 2004.

Minority interest decreased from ₱40 million in the third quarter of 2003 to ₱33 million in the same period this year.

Consolidated Net Income. As a result of the foregoing, net income for the third quarter ended September 30, 2004, was ₱832 million, compared to a ₱574 million in the same period in 2003. Again, this was due mainly to the increased growth sales of the parent company and the significant decrease in interest and other financial charges as a consequence of limited borrowings and payment of loan amortization.

Capital expenditures of the Parent Company for the three months ended September 30, 2004 was ₱1,282 million, 22.7% lower than the third quarter of 2003 level of ₱1,658 million. A total of 99.6% of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures. The Parent Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2004	2003	% Change
	(Amounts in Millions)		
Power Distribution	₱1,282	₱1,658	(22.7)
Real Estate	13	14	(7.1)
Services	10	9	11.1
Total	₱1,305	₱1,681	(22.4)

Cash dividends to preferred stockholders. No payment was made for the third quarter of 2004 primarily due the financial crisis brought about by the ongoing rate refund to customers ordered by the Supreme Court, compared to ₱5 million for the quarter ended September 30, 2003.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the quarter under review increased by 27.6% from ₱0.76 in 2003 to ₱0.97 in 2004 due mainly to the higher income posted for the third quarter of 2004.

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

Consolidated

Consolidated Operating Revenues. For the nine months ended September 30, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱107,655 million, an increase of 7.2% over the ₱100,385 million achieved in the same period in 2003. This increase was driven primarily by a 3.8% increase in sales volume by the parent company coupled with the full effects of the 8.65 centavo rate hike implemented starting June 2003 and the increase in purchased power cost..

Consolidated Operating expenses. Operating expenses for the nine months ended September 30, 2004, increased to ₱100,064 million, or 2.1% over the ₱94,998 million for the same period in 2003.

	Nine Months Ended September 30,		
	2004	2003	% Change
	(amounts in millions)		
Recoverable purchased power	86,468	82,011	5.4
Operations and maintenance	7,500	6,885	8.9
Depreciation and amortization	3,670	3,396	8.1
Taxes other than income tax	500	1,450	(65.5)
Cost of contracts and services	686	541	26.8
Real estate sold	1,240	715	73.4
Total	100,064	94,998	5.3

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the three quarters of 2004, were ₱86,468 million, or 5.4% increased over the ₱82,011 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 4.5% increase in volume purchased as well as an increase in cost per kWh, from ₱4.159 per kWh in 2003 to ₱4.222/kWh purchased in 2004 or a 1.5% increase.

Consolidated operation and maintenance expenses increased by 8.9% to ₱7,500 million for the nine months ended September 30, 2004, compared with ₱6,885 million in the same period in 2003, due primarily to increase in payroll expenses, and use of company vehicles.

Consolidated depreciation and amortization also increased by 8.1% from ₱3,396 million for the nine months ended September 30, 2003, to ₱3,670 million in same period this year, mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional expenses related to various utility plant equipment and others placed in service.

The Parent Company's account, *Taxes other than income tax* decreased by 65.5% from ₱1,450 million in the nine months ended September 30, 2003, to ₱500 million in the nine months ended September 30, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 26.8% from ₱541 million in the first three quarters of 2003 compared to ₱686 million of the same period this year primarily due to increase in construction contracts of a subsidiary company..

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 73.4% from ₱715 million in the nine months ended September 30, 2003 to ₱1,240 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 40.9% from ₱5,387 million in the first three quarters of 2003, to ₱7,591 million in the nine months ended September 30, 2004.

Other Income (Charges). For the nine months ended September 30, 2004, other income (charges) were ₱4,149 million, a slight decrease of approximately 5.7% over the ₱4,399 million in other income (charges) for the same period of last year.

	Nine Months Ended September 30,		
	2004	2003	% Change
	(amounts in millions)		
Interest expense and other charges – net	(1,901)	(2,567)	(25.9)
Unrecoverable purchased power	(2,228)	(1,617)	37.8
Equity in net earnings of investee Companies	308	355	(13.2)
Provision for probable losses on disallowed receivables	(328)	(570)	(42.5)
Total	(4,149)	(4,399)	(5.7)

Interest and other charges - net for the nine months ended September 30, 2004, decreased by 25.9 percent in comparison to the nine months ended September 30, 2003, from ₱2,567 million to ₱1,901 million as a consequence of limited borrowings and payment of loan amortization.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱2,228 million for the nine months ended September 30, 2004, an increase of 37.8% over the total of ₱1,617 million for the nine months ended September 30, 2003 because of the higher system loss level of 12.01% for the nine months ended September 30, 2004 as against 11.43% for the same period of last year.

Consolidated equity in net earnings of investee companies on the other hand, declined by 13.2 percent, from ₱355 million, to ₱308 million year-on-year mainly due to lower income of some subsidiaries.

Provision for probable losses on disallowed receivables. For the nine months ended September 30, 2004, the Parent Company reflected provision of ₱328 million as compared to ₱570 million of last year, mainly for Quezon Power transmission line fees.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the nine months ended September 30, 2004, was ₱1,100 million, a significant increase from ₱277 million provision for the same period of 2003, primarily due to the income posted by the Parent Company for the nine months ended September 30, 2004.

Minority interest also increased by 32.4 percent, from ₱71 million to ₱94 million year-on-year mainly due to improved revenues and lower interest on loans.

Consolidated Net Income. As a result of the foregoing, net income for the three quarters ended September 30, 2004, was ₱1,416 million, compared to a ₱66 million in the same period in 2003. Again, this was due mainly to the increased growth sales of the parent company.

Capital expenditures of the Parent Company for the nine months ended September 30, 2004 was ₱3,872 million, 18.8% lower than the first nine months of 2003 level of ₱4,767 million. The Parent Company limited capital expenditures due to the ongoing customers' refund and budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2004	2003	% Change
	(Amounts in Millions)		
Power Distribution	₱3,872	₱4,767	(18.8)
Real Estate	42	51	(17.6)
Services	102	165	(38.2)
Total	₱4,016	₱4,983	(19.4)

Cash dividends to preferred stockholders - No payment was made for the first three quarters of 2004 primarily due to the financial crisis brought about by the rate refund ordered by the Supreme Court, compared to ₱40 million for the nine months ended September 30, 2003.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the first three quarters under review increased by 151.4% from ₱1.07 in 2003 to ₱2.69 in 2004 due mainly to the higher income posted for the nine months ended September 30, 2004.

Liquidity and Capital Resources

The following table shows the company's cash flows on a consolidated basis as of and for the quarters ended September 30, 2004 and 2003 and nine months ended September 30, 2004 and 2003:

	Third Quarter		**Calendar Yr to Date**	
	2004	**2003**	**2004**	**2003**
	(Amounts in millions)			
Cash Flows				
Cash and cash equivalents, beginning	P4,019	P5,040	P5,320	P6,832
Net cash provided by operating activities	5,083	2,671	4,518	1,233
Net cash used in investing activities	(3,280)	(908)	(149)	2,100
Net cash provided by (used in) financing activities	122	258	(3,745)	(3,104)
Cash and cash equivalents, End	**5,944**	**7,061**	**5,944**	**7,061**

At September 30, 2004, consolidated cash and cash equivalents fell to ₱5,944 million compared to ₱7,061 million at September 30, 2003. Principal sources of cash for the third quarter of 2004 were cash flow from operating activities totaling ₱4,518 million, and ₱395 million from issuance of preferred stock. For the nine months ended September 30, 2004, net cash provided by operating activities amounted to ₱5,083. Other sources of cash for the for the nine months include proceeds from issuance of preferred stock, ₱1,033 million and increase in customers' deposits, ₱389 million. These funds were used primarily for capital expenditures, amounting to ₱1,305 million and debt service payments for short-term debt and long-term debt of ₱11 million, and ₱413 million, respectively for the third quarter of 2004. For the nine months period of 2004, capital expenditures amounted to ₱4,016 million, and debt service payments for short-term and long-term were ₱490 million and ₱4,236 million respectively.

As of September 30, 2003, cash and cash equivalents totaled ₱5,040 million. Principal sources of cash for the third quarter of 2003 were cash flows from operations totaling ₱2,671 million and increase in customers' deposits amounting to ₱976 million. On the other hand, for the nine months ended September 30, 2003, the principal sources of cash were cash flows from operating activities totaling P1,233 million, proceeds from long-term loans totaling ₱389 million and increase in customer deposits

amounting P976 million among others. These funds were used primarily for capital expenditures, including capitalized interest, of ₱4,983 million and debt service payment for short-term debt and long-term debt of ₱1,567 million and ₱3,339 million, respectively.

Operating Activities

For the quarter ended September 30, 2004, net cash flows used in operating activities increased to ₱5,083 million compared to ₱2,671 million for the same period in 2003 due to the higher income and various adjustments before working capital changes.

Investing Activities

For the three months ended September 30, 2004 and 2003, net cash used in investing activities were (₱3,280) million and (₱908), respectively. Capital expenditures for the three months ended September 30 were ₱1,305 million in 2004 and ₱1,681 in same period of 2003, a decrease of 22.4% due to trimming down of budget brought about by the refund issue the Company is facing currently.

Financing Activities

Net cash used in financing activities for the quarter ended September 30, 2004 and 2003 were (₱2,439) million and (₱1,702) million respectively. Principal repayments on short-term and long-term loans as of the close of the three months ended September 30, 2004 totaled ₱2,384 million compared to ₱2,355 million in the same period of last year.

Debt Financing

For quarter ended September 30, 2004, long-term debt stood at ₱21,393 million as compared with ₱27,037 million for the same period in 2003. For the quarter ended September 30, 2004, Parent Company's repayments on long-term debts amounted to ₱414 million compared to ₱185 million for the same period in 2003.

Short-term and long-term debt as of September 2004 totaled ₱26,670 million, a decrease of ₱6,083 million, or 18.6%, from ₱32,753 million at the end of September 2003.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows: (See Note 15 of Notes to Financial Statements)

Period	Amount in Original Currency					Total Peso Equivalent
	US Dollar	Japanese Yen	Euro	CHF	Philippine Peso	
				(in millions)		
Oct. 1 to December 31, 2004	$48	506	0.2	0.19	326	3,406
January 1 to December 31, 2005	77	1,011	0.5	0.39	1,815	6,808

January 1 to December 31, 2006	14	1,011	0.5	0.39	164	1,508
2007 thereafter	89	4,047	2.6	1.00	6	7,240
	228	6,575	3.8	1.97	2,311	P18,962

Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term maturing in 2004 amounting to ₱12,954 million. It has various options for refinancing its maturing debts. Due financial constraints facing the Parent Company, short-term lenders have agreed to further extend payment of short-term loans due in October 18, 2004 for another 30 days and will consider further extensions until the Parent Company can complete its refinancing program in 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was provisionally approved by the ERC on January 9, 2004.

Contingent Liabilities and Off-Balance Sheet Financing

The company, Meralco Industrial Engineering Services Corporation, or MIESCOR, and Rockwell Land Corporation, or Rockwell, have contingent liabilities with respect to claims, lawsuits and taxes. The company's management, after consultations with outside counsel, believes that the final resolution of these claims, lawsuits and tax matters will not materially affect its financial position and results of operations. The company has no off-balance sheet financing.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,848 million as of December 31, 2003, and ₱78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

- The company has contingent liabilities. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001-646 and 2001-900 wherein the company was granted an increase of ₱0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of ₱2.65 billion as of September 2004.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2004 Capital Expenditure Requirements

Electric Capital Projects: (in million Pesos)	
a. System Requirements	₱1,727
b. Customer Allocation	2,540
c. Miscellaneous Allocation	1,389
Non Electric Projects	9
Other Capitalized Items	85
Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations and long-term borrowings that are primarily foreign-currency denominated.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The Parent company has a tentative capital expenditure budget of ₱5,750 million for the year 2004. As of September 30, 2004, the balance stands at ₱1,878 million. Due to financial constraints brought about by the refund issue and the inability to restructure and or refinance maturing obligations, the budgeted amount could be trimmed down further to ₱5 billion. Meralco has to prioritize its projects to only those deemed urgent in this year's (2004) project line up. Funding of capital expenditures will be sourced primarily from internally generated cash flow, availments from existing credit lines and borrowings from local and foreign financial institutions.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average ₱0.1358 per kWh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of September 30, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on September 30, 1997, to ₱56.28 : US$1.00 as of September 30, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Any significant elements of income or loss that did not arise from the registrant's continuing operations;

There are no significant elements of income or loss not arising from continuing operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Non-current Assets

- Consolidated Utility Plant and Others at revalued amounts increased from ₱87,806 million in September 2003 to ₱89,968 million in September 2004 due to construction work in progress completed and capitalized during the period under review.

- Other Property and Equipment which is a Parent Company account, declined by 39.9 percent from ₱10,108 million in September 30, 2003 to ₱6,076 million in September 30, 2004, due mainly to the reduced capital expenditures and completed construction work in progress.

- Land held for future developments- at cost ,a Rockwell Land Corporation account, declined by minimal ₱157 million, from ₱990 million in September 2003 to ₱833 million in September 2004 due to the assignment of certain parcels of land as security for loans.

- Other non-current assets slightly increased from ₱22,345 million as of September 30, 2003 to ₱23,822 million in September 30, 2004, mainly due to increases in Fuel True Up from ₱6,708 million in September 2003 to ₱8,389 million in September 2004 and Prepaid Income Tax amounting to ₱1,056 million among others.

Current Assets

	Consolidated 2004	2003	% Change
Cash and cash investments	5,944	7,061	(15.8)
Receivables – net	23,620	22,022	7.3
Inventories	1,401	1,577	(11.2)
Deferred income tax asset	1,326	1,631	(18.7)
Other current assets	638	2,471	(74.2)
Total	32,929	34,762	(5.3)

- Cash and cash investments decreased as a result of the ongoing customers' refund from ₱7,061 million in September 2003 to ₱5,944 million in September 2004, or 15.8% decline.

- Consolidated Receivables net of allowance for doubtful accounts, slightly increased from ₱22,022 million in September 2003 to ₱23,620 million as of September 30, 2004 due to the increase in revenues.

- Consolidated inventories as of September 30, 2004 decreased from ₱1,577 million in September 2003 to ₱1,401 million, due to a slow down in capital expenditures mainly due to cash flow constraints brought about by the ongoing refund to customers.

- Deferred income tax asset also decreased, from ₱1,631 million in September 2003 to ₱1,326 million in September 2004 or 18.7%.

- Other current assets also declined, from ₱2,471 million in September 30, 2003 to ₱638 million in September 2004, or 74.2% due to the adjustment reflecting receivable from BIR amounting ₱1,126 million.

Stockholders' Equity

	Consolidated		
	2004	2003	% Change
Preferred stock	2,077	1,227	69.3
Common stock	10,074	9,993	0.8
Capital in excess of par value	2,943	2,979	(1.2)
Deposits on subscriptions to Preferreds	92	101	(8.9)
Subscription receivable, common	(97)	(26)	273.1
Revaluation increment in property	28,425	30,681	(7.4)
Appropriated retained earnings	200	0	100.0
Unappropriated retained earnings	5,441	(364)	1,594.8
Total	**49,155**	**44,591**	**10.2**

- Preferred Stock increased from ₱1,227 million in September 2003 to ₱2,077 million in September 2004 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects.

- Common Stock also increased due the 12th Employee Stock Option Plan offered by the Parent Company to its employees during the first quarter of this year, from ₱9,993 million in September 2003 to ₱10,074 million in the same period this year.

- Deposits on subscriptions to Preferred stock , on the other hand, decreased due mainly to increased issuances, from ₱101 million in September 2003 to ₱92 million in September 2004.

- The subscriptions of the 12th Offering by employees of the Parent Company was the reason behind the 273.1% increased in Subscription receivable, Common.

- Appraisal increase in utility plant and others decreased by 7.4% from ₱30,681 million in September 2003 to ₱28,425 million in September 2004 as a result of the adjustments made and the transfer to realized revaluation surplus during the nine month period.

- Reflecting the Net Loss incurred in 2002 amounting to ₱28,181 million as a result of the recognition of an Extraordinary Loss due to the Customer Refund, the Parent Company's Unappropriated Retained Earnings(Deficit) for the nine months ended September 30, 2003 was (₱364) million. In 2003, the balance in the Appropriated retained earnings of ₱12,600 million was transferred to Unappropriated Retained Earnings to beef up the deficit. In addition, the Net Income earned in 2003 amounting to ₱907 million, including the first nine months of 2004 income amounting to ₱2,248 million, resulted to significant improvement in the Unappropriated Retained Earnings amounting to ₱5,441 million.

  Parent Company Retained Earnings was also adjusted upward for the reversal of self-insurance expenses. Accrual for self-insurance will no longer be done in compliance with International Accounting Standards.

Non-current Liabilities

	Consolidated		
	2004	2003	% Change
	(amounts in millions)		
Customers' refund non-current	18,689	23,563	(20.7)
Long-term debt net of current portion	12,153	19,793	(38.6)
Customers deposits	13,644	12,900	5.8
Liability arising from deferred fuel costs	8,389	4,544	84.6
Deferred income tax	1,883	4,748	(60.3)
Provisions	4,366	2,345	86.2
Estimated liability for project develop.	1,172	2,458	(52.3)
Other non-current liabilities	1,576	921	71.1
Total	**61,872**	**71,272**	**(13.2)**

- Customers Refund – non-current portion represents the balance of the customers refund not yet due within one year. As of September 30, 2004 this amounted to ₱18,689 million, lower than the September 30, 2003 balance of ₱23,563 million or 20.7%, due to the transfer of the amounts due within one year to the Customers Refund-current account.

- Long-term debt – net of current portion decreased by 38.6 percent due mainly to the transfer of the amounts due within one year, from ₱19,793 million in September 30, 2003 to ₱12,153 million in September 30, 2004. The bulk of the amount pertains to

the unsecured loans which are classified as current. (see notes to financial statements)

- Customers' deposits – non-current balance of the Parent Company as of September 30, 2004 is ₱13,644 million, 5.8 percent higher compared to the September 30, 2003 figure of ₱12,900 million. The 5.8% increment could be attributed to increase in customers for the period under review.

- Liability arising from deferred pass-through fuel costs increased from ₱4,544 million in September 2003 to ₱8,389 million in September 2004 due to additional costs incurred in 2003 amounting to USD 64 million.

- Deferred income tax , a parent company account, decreased from ₱4,748 million in September 2003 to ₱1,883 million in September 2004, or (60.3%) brought about by prior year's adjustment in connection with customers' refund.

- Provisions (formerly operating and other reserves) which is Parent Company account, amounted to ₱4,366 million as of September 30, 2004. Of this amount, ₱2,664 million pertains to the interest differential on meter and service deposits and ₱641 million pertains to provisions for various tax assessments and legal claims. In September 30, 2003, the balance amounted to ₱2,288 million for the interest differential on meter and service deposits.

Current Liabilities

	Consolidated		
	2004	2003	% Change
	(amounts in millions)		
Notes payable	5,277	5,716	(7.7)
Accounts payable & other current liab.	22,995	21,684	6.0
Customers' refund - current	3,269	5,001	(34.6)
Long-term debt current portion	9,240	7,244	27.6
Income tax payable	2,173	907	139.6
Total	**42,954**	**40,552**	**5.9**

- Consolidated Notes Payable declined by 7.7 percent, from ₱5,716 million as of September 30, 2003 to ₱5,277 million in September 30, 2004, due to the partial retirement of parent company's short-term loans.

- Accounts payable comprises mostly payables to big suppliers of Meralco, like Napocor and several Independent Power Producers. The 6.0% increased therefore could be attributed to increased sales for the period under review and some accrued expenses, from ₱21,684 million last year to ₱22,995 this year.

- Customers' refund – current decreased by 34.6%, from ₱5,001 million last year to ₱3,269 million as of September 2004 mainly due to the effort of the Parent Company to managed the scheduled three phases of the customers' refund implementation which started last year.

- Long-term debt –current portion increased from ₱7,244 million in September 30, 2003 to ₱9,240 million in as of September 30, 2004. This is due to the higher level of debt amortization scheduled within a one year period, particularly the unsecured portion of the loans.

- Income tax payable increased from ₱907 million in the first nine months of 2003 to ₱2,173 million in the same period under review due to higher income, both the parent and the subsidiaries.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

A. Seasonality

The following table sets forth the company's quarterly sales in gWh.

	2004	2003	2002
		(in gWh)	
Quarterly Sales			
First Quarter	5,590	5,470	5,007
Second Quarter	6,437	6,116	5,948
Third Quarter	6,392	6,157	5,931
Fourth Quarter		6,091	5,936
Totals	18,419	23,834	22,822

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the company's revenues are earned in the second half of the year.

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2004 from ₱6.5 billion to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of September 30, 2004, 29.3% or ₱8.8 billion has been refunded either through application / credit to bills or outright cash refund while 2% or ₱647 million remains unclaimed for services with terminated contracts. The balance of said customers' refund, as of September 30, 2004, wherein the bulk is Phase IV amounts to ₱21.96 billion, including current portion amounting ₱3.3 billion. The Energy Regulatory Commission (ERC), in an order docketed last February 13, 2003, granted Parent Company's appeal to implement Phase III of the refund in 12 months instead of the six months the Commission earlier ordered.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances =	None
Repurchases =	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

Period	U.S. Dollar	Amount in Original Currency Japanese Yen	Euro	CHF	Philippine Peso	Total Peso Equivalent
				(in millions)		
Oct 1 to December 31, 2004	48	Y506	0. 2	0.19	326	P3,406
January 1 to December 31, 2005	77	1,011	0.5	0.39	1,815	6,808
January 1 to December 31, 2006	14	1,011	0.5	0.39	164	1,508
2007 thereafter	89	4,047	2.6	1.00	6	7,240
	228	6,575	3.8	1.97	2,311	18,962

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. **Refund Case (SC Decision on April 30, 2003)**

Filing of Phase IV

The proposed guidelines and procedures for Phase IV of the refund were filed with Energy Regulatory Commission (ERC) on September 3, 2004. Phase IV refund is for commercial and industrial customers including other non-residential and general service customers and is divided into two phases.

- Phase IV-A covers small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kW.

Refund mode is fixed monthly credit to bill starting January 2005 up to December 2007. The fixed amount, equivalent to the customer's gross refund amount (GRA) divided by 36, will be deducted from the customer's monthly bill for 36 months. This translates to an average of 40 centavos per kWh deduction in the customer's monthly bill for the duration of the refund. The refund coverage, gross refund kWh and GRA will be reflected in the customer's January 2005 bill. Refund for those with terminated contracts under Phase IV-A will start in November 2007. The refund mode is cash or check.

- Refund for Phase IV-B, or medium and up commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kW will begin in July 2005.

Original target was May 2005 but more time is needed to process the refund notes once approved by the ERC. The refund mode is fixed credit to bills, similar to that under Phase IV-A except that the duration is 63 months starting July 2005 and ending in September 2010. This translates to an average of 21 centavos per kWh deduction in the customer's monthly bill for 63 months.

Customers covered by Phase IV-B and not in arrears for 90 days or more will be given the option to receive non-interest bearing refund notes. The customer may encash the maturing portion (GRA divided by 21 quarters) of the refund note at the end of every quarter from Meralco's paying agent.

As of the end of August 2004, Meralco has already processed the refunds to a total of 4.72 million customers or 91 percent of those entitled to the refund.

Phase III refund is still ongoing and is scheduled to be completed by the end of this year.

Various Highlights of the Quarter Ended September 30, 2004

- The Energy Regulatory Commission (ERC) approved on August 20, 2004 a P0.1737/kWh adjustment in the generation charge effective the September billing cycle, bringing the generation charge cost from P3.3213/kWh to P3.4950/kWh in customers' September bills. The adjustment was not a Meralco increase.

- On September 3, 2004, Meralco submitted its proposed guidelines and procedures for Phase IV of the refund to the ERC, covering commercial and industrial customers including other non-residential and general service customers.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

- The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. As of September 30, 2004, Customers' Refund – non-current amounts to ₱18.7 billion compared to the same period last year of ₱23.6 billion. On the other hand, Customers' Refund – current portion is down by 34.6 percent from ₱5.0 billion in September 30, 2003 to ₱3.3 billion as of September 30, 2004.

- The company has another contingent liability. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001 – 646 and 2001 – 900 wherein the company was granted an increase of P0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of ₱2.65 billion as of September 2004.

Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

Capital expenditures of the Parent Company for the quarter decreased by 22.6% from ₱1.7 billion in 2003 to ₱1.3 billion in 2004. A total of 99.6 percent of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures.

On a consolidated basis, capital expenditures for the third quarter also decreased by 22.4% from ₱1,681 million in 2003 to ₱1,305 million in 2004. For the nine months ended September 30, 2004, capital expenditures on a consolidated basis decreased by 19.4%, from ₱4,983 million to ₱4,016 million, mainly due to financial constraints brought about by customers' refund per Supreme Court decision and the inability to restructure and or refinance maturing obligations.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers.

A reduced budget of ₱5.75 billion from the original figure of ₱6.5 billion was allotted to finance this year's capital expenditures. With this very tight budget, Meralco has to prioritize its projects to only those deemed urgent in this year's project line-up and projects of lesser priority will have to be deferred for next year if the Company's financial condition improves.

Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the third quarter of 2004, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3B, which greatly affect the company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**
Net Profit margin shall be used to measure the percentage of each peso of Distribution Utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a Distribution Utility.

Net Profit margin shall be calculated as the ratio of the Net Profits After Taxes to Sales.

	Nine Months Ended Sep. 30 2004	2003
Net Profit after taxes	2,248	640
S a l e s (Revenues)	107,655	100,385
Ratio	**2.09%**	**0.64%**

Net Profit for the nine months ended September 30, 2004 increased tremendously with the Parent Company providing the big chunk, thereby increasing the Net Profit Margin from 0.64% in September 2003 to 2.09% in September 2004.

2. **Return on Assets (ROA)**
Return on Assets (ROA) to measure the overall effectiveness of the Distribution Utility in generating profits with its available assets.

Return on Assets (ROA) shall be calculated as the ratio of Net Profits after Taxes to Average Total Capital.

Net Profit After Taxes	2,248	640
Average Total Assets	157,975	153,262
Ratio	**1.42%**	**0.41%**

Sep 2004	Sep 2003	Sep2002

Total Assets	156,662	159,288	147,236
Average		**157,975**	**153,262**

The increase in net income of the Parent Company for the nine months ended September 30, 2004 has made the Return on Assets improved from a mere 0.41% in 2003 to 1.42% in 2004.

Efficiency Ratio

3. Sales to Assets Ratio

Sales (Revenues)	107,655	100,385

Average Total Assets	157,975	153,262
Ratio	**0.68**	**0.65**

The Sales-to-Assets Ratio shall measure the efficiency with which the Distribution Utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of Sales to Average Total Assets. The Average Total Assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficiently the assets of the Distribution Utility have been used.

Increased sales is the main reason behind the improvement of Sales to Assets Ratio, from .65 in September 2004 to .65 in the same period of last year.

Liquidity Ratio

4. Quick Ratio

Quick ratio shall be used to measure the safety margin for the payment of current debt of the Distribution Utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a Distribution Utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of Cash, Marketable Securities and Receivables to the Current Liabilities.

Cash + Marketable Sec. + Receivables	29,564	29,083
--		
Current Liabilities	42,954	40,552

US SEC
File No. 82-3237

Ratio	**0.69**	**0.72**

Summary of accounts:	Sep 2004	Sep 2003
Cash	5,944	7,061
Marketable securities	0	0
Receivables-net	23,620	22,022
Total	29,564	29,083

Current Liabilities:		
Notes payable	5,277	5,716
Accounts payable & others	22,995	21,684
Customers' refund – current	3,269	5,001
Long-term debt – current	9,240	7,244
Income tax payable	2,173	907
Total	42,954	40,552

The company's quick ratio declined from 0.72 : 1 for 2003 compared to 0.69 : 1 this year, due mainly to higher level of long-term debt – current portion and partly on income tax payable and accounts payable.

Leverage Ratio

5. Debt Ratio

Debt ratio to measure the degree of indebtedness of the Distribution Utility and also used to measure the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the Distribution Utility cannot pay off interest and principal.

The Debt Ratio shall be used as a measure of financial leverage for the Distribution Utility, and is calculated as the ratio of the Total Long Term Debt to Total Long-term Capital

Total Long-term Debt plus Equity	70,548	71,628

Total Long-term Capital (Equity)	49,155	44,591
Debt Ratio	**1.44**	**1.61**

The total long-term debt shall include long-term debt and the value of leases.

Long-term debt – net of current portion	12,153	19,793
Current portion of long-term debt	9,240	7,244
Total	21,393	27,037

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	49,155	44,591
Total Long-term debt plus equity	**70,548**	**71,628**

Debt ratio improved due to partial retirement of long-term debt for the nine months period of 2004 compared to the same period last year. Likewise, stockholders' equity also improved due to higher net income brought about by improved sales growth.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of September 30, 2004, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

EMVI's Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 59	₱ 39	51
Gross Profit	24	13	85
Net Income/(Loss)	17	10	70
Total Assets	157	107	47
Total Liabilities	50	61	(18)
Total Stockholders' Equity	107	46	133

On a year-to-date basis, EMVI has accumulated net income of ₱17 million as of September 2004, an 85% increase over the September 2003 figure of P10 million.

Gross revenues also increased by 51% due mainly to Fiber Optics project and the recognition of revenues from Bayantel accounts as reconciliation and invoicing for some projects that were accounted for.

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses.

The issuance of additional capital stock in November and December 2003 is the reason behind the increase in Stockholders' Equity amounting to ₱61 million and the balance was due to increase in retained earnings.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 535	₱ 321	67
Gross Profit	38	(27)	141
Net Income/(Loss)	17	4	325
Total Assets	916	912	-
Total Liabilities	762	773	(1)
Total Stockholders' Equity	154	139	11

The 67% increase in revenues was attributed to the improvements in the following business lines: Maintenance projects (12%); water lines 23% and Electro-mechanical Projects (45%).

The improvement in gross profit and net income could be attributed to the increase in revenues.

Total Assets is almost flat, and a mere ₱2 million increased which is attributable to the adjustments of some accounts.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses including advances from contracts..

Stockholders' Equity slightly increased by 11% due to income achieved during the quarter.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,014	₱1,334	51
Gross Profit	396	277	43
Net Income	151	114	32
Total Assets	10,367	11,659	(11)
Total Liabilities	4,407	5,869	(25)
Total Stockholders' Equity	5,960	5,790	3

Revenues increased due mainly to the increase in sales more particularly, Residential Sales and the Manansala Sales Also in March 2004, there were six (6) Manansala Units sold as compared to only one unit sold in the previous month..

The improvement in gross profit and net income could be attributed to the increase in revenues.

Assets decreased by 11% as a result of the decrease in Investments and Property Plant.

The decreasing trend in Deposits and Other Liabilities, and Loans Payable caused the Total Liabilities to decrease brought about by the debt servicing of short-term loans and long-term quarterly payments.

As a result of the 32% increase in net income for the nine months ended September 2004 Stockholders' Equity slightly increased by a mere 3%.

Corporate Information Solutions, Inc. is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability.

Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 298	₱342	(13)
Gross Profit	47	23	104
Net Income/(Loss)	40	14	186
Total Assets	412	481	(14)
Total Liabilities	910	954	(5)
Total Stockholders' Equity	(498)	(473)	5

Revenues decreased due mainly to the decreased sales, more particularly from Payment Collection Systems (PCS) and Data Center segments, from ₱342 million in the first nine months of 2003 to ₱298 million in the same period this year.

There was an improvement in gross profit which could be attributed to the lower cost of contracts and services, from ₱23 million in the first nine months of 2003 to ₱47 million in the same period of 2004.

Total Assets decreased as a result of the adjustments from the 2002 audit particularly the Other Assets and Property, Plant & Equipment accounts.

Year-on-year decreases in liabilities include the following accounts: Due to Meralco/.Affiliate, Accounts Payable and Accrued expenses and advances from Subsidiaries and affiliates.

Stockholders' Equity slightly increased by 5% due to income achieved during the nine month period.

First Private Power Corporation (and subsidiary) was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

(See also Notes to Financial Statements Nos. 3, 4, 7 and 8)

Financial Highlights:	Current Yr. YTD	Previous Yr. YTD	Percent

	Sep '04	Sep '03	Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,197	₱2,119	4
Gross Profit	862	827	4
Net Income	349	419	(17)
Total Assets	7,984	8,873	(10)
Total Liabilities	2,638	3,096	(15)
Total Stockholders' Equity	5,346	5,777	(7)

FPPC's grosss revenues increased as a result of the increase in its Equity in Subsidiary, Bauang Private Power Corp. and the fixed Capacity and O&M Fees from National Power Corp.

FPPC is operating as a holding company thereby gross profit is the same as operating revenues and expenses are minimal resulting to similar net income.

Total Assets decreased by ten percent due to the decrease in Investment and Advances and other current assets.

Stockholders' Equity decreased due mainly to the payment of cash dividends in the last quarter of 2003.

MANILA ELECTRIC COMPANY
AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE - TRADE
As of September 30, 2004
(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	9,210	8,200	181	68	761
Government	353	229	33	20	71
General Power					
Private	8,924	7,741	246	34	903
Government	2,458	1,668	238	110	442
Flat / Streetlights					
Private	27	12	2	1	12
Government	311	119	25	13	154
Sub-total					
Private	18,161	15,953	429	103	1,676
Government	3,122	2,016	296	143	667
Others(Subsidiaries)	2,725	2,480	35	25	185
Gross Trade Receivables	24,008	20,449	760	271	2,528
Less: Allow. for Doubtful Accounts	1,480				1,480
Net Trade Receivables	22,528	20,449	760	271	1,048
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**22,569**	**20,449**	**760**	**271**	**1,089**

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

a)	Regular General Service	Mostly residential customers	21 days
b)	General Power	Combination of commercial and industrial customers	21 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	21 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of September 30, 2004 and 2003
(With comparative figures as of December 31, 2003)
(In Million Pesos, except ratio)

	Sep 2004	Sep 2003	Audited As of Dec 2003
Preferred stock	2,077	1,227	1,407
Common stock	10,074	9,993	9,993
Capital in excess of par value	2,944	2,979	2,895
Deposits on subscriptions to			
Preferred stock	92	101	101
Subscriptions receivable, common	(97)	(26)	(10)
TOTAL PAID-IN CAPITAL (a)	15,090	14,274	14,386
UNAPPROPRIATED RETAINED EARNINGS (b)	5,441	(364)	2,951
RATIO (b / a)	**36.1%**	**(2.6%)**	**20.5%**

Note:
Section 43 of the Corporation Code states that "*Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock.*"

MANILA ELECTRIC COMPANY
AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended September 30, 2004 and 2003

Parent Company Financial Statements
For the Nine Months Ended September 30, 2004 and 2003

Consolidated Financial Statements
For the Nine Months Ended September 30, 2004, 2003 and
For the Year Ended December 31, 2003

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Non-consolidated	Consolidated	Consolidated and Audited
	Sep 2004	Sep 2004	Dec 2003
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 5 and 15)	**₱85,711**	**₱89,968**	₱86,357
Construction in progress (Note 6)	**5,894**	**6,076**	6,677
Investments - at equity (Note 7)	**4,254**	**3,034**	2,656
Investments - at cost (Note 8)			444
Investments in real properties (Notes 8 and 15)			4,001
Land held for future development (Notes 4 and 15)	**–**	**833**	973
Other noncurrent assets (Notes 9 and 23)	**23,326**	**23,822**	22,809
Total Noncurrent Assets	119,185	123,733	123,917
Current Assets			
Cash and cash equivalents (Note 10)	**5,422**	**5,944**	5,320
Receivables (Notes 9, 11, 15 and 20)	**20,810**	**23,620**	23,802
Inventories (Note 12)	**1,131**	**1,401**	1,202
Deferred income tax assets (Note 23)	**1,326**	**1,326**	1,367
Other current assets (Notes 13 and 23)	**392**	**638**	468
Total Current Assets	**29,081**	**32,929**	32,159
TOTAL ASSETS	**₱148,266**	**₱156,662**	₱156,076
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock (Note 14)	**₱2,077**	**₱2,077**	₱1,407
Common stock (Note 14)	**10,074**	**10,074**	9,993
Capital in excess of par value (Note 14)	**2,943**	**2,943**	2,895
Subscriptions receivable - common stock (Note 14)	**(97)**	**(97)**	(10)
Deposits on subscriptions to preferred stock	**92**	**92**	101
Appraisal increase in utility plant and others (Note 5)	**26,765**	**26,765**	27,445
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	**1,695**	**1,695**	1,455
Share in cumulative translation adjustment (Note 7)	**(35)**	**(35)**	(35)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	**5,441**	**5,441**	2,951
Appropriated retained earnings (Note 14)	**200**	**200**	-
Total Stockholders' Equity	49,155	49,155	46,202

(Forward)

US SEC
File No. 82-3237

	Non-consolidated	Consolidated	And Audited
	Sep 2004	Sep 2004	Dec 2003
		(Amounts in Millions)	
Minority Interest	**₱–**	**₱2,681**	₱2,848
Noncurrent Liabilities			
Customers' refund - noncurrent portion (Note 1)	**18,689**	**18,689**	18,689
Long-term debt-net of current portion (Notes 5, 15, and 25)	**9,722**	**12,153**	2,350
Customers' deposits (Notes 17 and 18)	**13,644**	**13,644**	13,255
Liability arising from deferred fuel costs(Note 9)	**8,389**	**8,389**	8,286
Deferred income tax liabilities (Note 23)	**1,883**	**1,883**	3,065
Provisions (Notes 18 and 19)	**4,366**	**4,366**	2,870
Estimated liability for project development (Note 27)	**–**	**1,172**	1,630
Other non-current liabilities (Note 9)	**1,349**	**1,576**	1,079
Total Non-current Liabilities	**58,042**	**61,872**	51,224
Current Liabilities			
Notes payable (Note 16)	**4,842**	**5,277**	5,816
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	**21,575**	**22,995**	20,136
Customers' refund – current portion (Note 1)	**3,269**	**3,269**	6,919
Long-term debt – current portion (Notes 5, 15 , and25)	**9,240**	**9,240**	8,776
Long-term debt classified as current (Notes 5, 15, and 25)	**-**	**-**	14,155
Income tax payable	**2,143**	**2,173**	-
Total Current Liabilities	**41,069**	**42,954**	55,802
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱148,266**	**₱156,662**	₱156,076

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	**₱36,535**	₱33,131	**₱37,518**	₱33,561
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**30,365**	27,559	**30,366**	27,559
Operations and maintenance (Notes 20, 22 and 24)	**2,521**	2,361	**2,574**	2,220
Depreciation and amortization (Notes 9 and 22)	**1,104**	958	**1,154**	1,022
Taxes other than income tax (Note 23)	**197**	85	**199**	87
Cost of contracts and services (Note 22)	–	–	**232**	136
Cost of real estate	–	–	**456**	253
	34,187	30,963	**34,981**	31,277
OPERATING INCOME	**2,348**	2,168	**2,537**	2,284
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	**(659)**	(832)	**(741)**	(911)
Unrecoverable purchased power (Notes 20 and 27)	**(540)**	(414)	**(539)**	(414)
Equity in net earnings (losses) of investees (Note 7)	**160**	169	**126**	154
Provision for probable losses on disallowed receivables (Notes 9 and 22)	**(109)**	(260)	**(109)**	(260)
	(1,148)	(1,337)	**(1,263)**	(1,431)
INCOME FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**1,200**	831	**1,274**	853
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	**(755)**	(205)	**(812)**	(191)
Deferred	**387**	(52)	**403**	(48)
	(368)	(257)	**(409)**	(239)
INCOME FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**832**	574	**865**	614
MINORITY INTEREST	–	–	**(33)**	(40)
INCOME FROM ORDINARY ACTIVITIES	**832**	574	**832**	574
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (LOSS) (Note 28)	**₱832**	₱574	**₱832**	₱574
Basic Earnings (Loss) Per Common Share (Note 28)				
On income from ordinary activities				
Including depreciation on appraisal increase	**₱1.073**	₱0.375	**₱1.073**	₱0.375
Excluding depreciation on appraisal increase	**1.217**	0.448	**1.217**	0.448
On net income				
Including depreciation on appraisal increase	**1.073**	0.375	**1.073**	0.375
Excluding depreciation on appraisal increase	**1.217**	0.448	**1.217**	0.448
Diluted Earnings Per Common Share (Note 28)				
On net income				
Including depreciation on appraisal increase	**P1.070**	P0.375	**P1.070**	P0.375
Excluding depreciation on appraisal increase	**1.214**	0.448	**1.214**	0.448

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Nine Months Ended September 30			
	2004	2003	2004	2003
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	**₱104,942**	₱98,553	**₱107,655**	₱100,385
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**86,468**	82,011	**86,468**	82,011
Operations and maintenance (Notes 20, 22 and 24)	**7,385**	6,783	**7,500**	6,885
Depreciation and amortization (Notes 9 and 22)	**3,513**	3,214	**3,670**	3,396
Taxes other than income tax (Note 23)	**493**	1,445	**500**	1,450
Cost of contracts and services (Note 22)	–	–	**686**	541
Cost of real estate	–	–	**1,240**	715
	97,859	93,453	**100,064**	94,998
OPERATING INCOME	**7,083**	5,100	**7,591**	5,387
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	**(1,720)**	(2,370)	**(1,901)**	(2,567)
Unrecoverable purchased power (Notes 20 and 27)	**(2,229)**	(1,617)	**(2,228)**	(1,617)
Equity in net earnings (losses) of investees (Note 7)	**442**	369	**308**	355
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	**(329)**	(570)	**(328)**	(570)
	(3,836)	(4,188)	**(4,149)**	(4,399)
INCOME FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**3,247**	912	**3,442**	988
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	**(2,143)**	(885)	**(2,244)**	(890)
Deferred	**1,144**	613	**1,144**	613
	(999)	(272)	**(1,100)**	(277)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**2,248**	640	**2,342**	711
MINORITY INTEREST	–	–	**(94)**	(71)
INCOME FROM ORDINARY ACTIVITIES	**2,248**	640	**2,248**	640
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (Note 28)	**₱2,248**	₱640	**₱2,248**	₱640
Basic Earnings Per Common Share (Note 28)				
On income from ordinary activities				
Including depreciation on appraisal increase	**₱1.417**	₱0.032	**₱1.417**	₱0.032
Excluding depreciation on appraisal increase	**1.716**	0.308	**1.716**	0.308
On net income				
Including depreciation on appraisal increase	**1.417**	0.032	**1.417**	0.032
Excluding depreciation on appraisal increase	**1.716**	0.308	**1.716**	0.308
Diluted Earnings Per Common Share (Note 28)				
On net income				
Including depreciation on appraisal increase	**P1.413**	P0.032	**P1.413**	P0.032
Excluding depreciation on appraisal increase	**1.712**	0.308	**1.712**	0.308

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Sep 2004	Sep 2003
	(Amounts in Millions)	
PREFERRED STOCK (Note 14)		
Balance at beginning of year	**₱1,407**	₱837
Issuance of shares	**1,033**	530
Redemption of shares	**(363)**	(140)
Balance at end of year	**2,077**	1,227
COMMON STOCK (Note 14)		
Balance at beginning of year	**9,993**	9,993
Subscriptions	**81**	-
Balance at end of year	**10,074**	9,993
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year	**2,895**	2,974
Increase(Decrease) in subscription on repurchase option (Note 14)	**48**	5
Balance at end of year	**2,943**	2,979
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)		
Balance at beginning of year	**(10)**	(58)
Reclassified to (from) current receivables	**(87)**	
Cancelled subscriptions		32
Balance at end of year	**(97)**	(26)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK		
Balance at beginning of year	**101**	150
Additional deposits on subscriptions	**1,024**	481
Issuance of shares	**(1,033)**	(530)
Cancelled subscriptions	**-**	–
Balance at end of year	**92**	101
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)		
Balance at beginning of year	**27,445**	26,140
Additions/(adjustments)	**(240)**	3,212
Revaluation increment of disposed utility plant & others	-	(161)
Depreciation on appraisal increase transferred to unappropriated retained earnings	**(440)**	(472)
Balance at end of year	**26,765**	28,719
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)		
Balance at beginning of year	**1,455**	1,716
Additions	**240**	246
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	-	–
Balance at end of year	**1,695**	1,962
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)		
Balance at beginning of year	(35)	–
Translation adjustment during the year	-	–
Balance at end of year	(35)	–

(Forward)

	Sep 2004	Sep 2003
	(Amounts in Millions)	
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)		
Balance at beginning of year, as previously reported	**₱2,951**	₱14,255
Prior period adjustments arising from customers' refund (Note 1)	-	(28,291)
Change in accounting for provisions and intangible assets (see Note 2)	-	0
Balance at beginning of year, as restated	**2,951**	(14,036)
Net income (loss)	**2,248**	640
Depreciation on appraisal increase in utility plant and others	**442**	472
Depreciation on share in revaluation increment of subsidiaries and an associate	-	–
Revaluation increment of disposed utility plant and others		
Cash dividend on preferred stock – 2% for the year 2003	-	(40)
Transfers from (to) appropriated retained earnings	**(200)**	12,600
Balance at end of year	**5,441**	(364)
APPROPRIATED RETAINED EARNINGS (Note 14)		
Balance at beginning of year	-	12,600
Transfers from (to) unappropriated retained earnings	**200**	(12,600)
Balance at end of year	**200**	0
	₱49,155	₱44,591

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax, minority interest and extraordinary loss	**₱1,200**	₱831	**1,274**	₱853
Adjustments for:				
Depreciation and amortization	**1,104**	958	**1,154**	1,022
Interest expense on loans and financial charges	**509**	711	**590**	790
Franchise tax expense	**197**	85	**199**	87
Interest expense on customers' deposits	**299**	240	**299**	240
Interest and dividend income	**(148)**	(119)	**(148)**	(119)
Provision for doubtful accounts	**-**	111	**18**	120
Equity in net (earnings) losses of investees	**(160)**	(169)	**(126)**	(154)
Minority interest	**–**	-	**33**	40
Disallowed recoveries	**109**	260	**109**	260
Other provisions	**280**	(1,875)	**608**	(2,538)
Operating income before working capital changes	**3,390**	1,033	**4,010**	601
Changes in operating assets and liabilities:				
Decrease(increase) in:				
Receivables	**1,049**	1,324	**1,137**	1,287
Inventories	**(101)**	(60)	**(30)**	62
Deferred income tax asset	**13**	(45)	**14**	(292)
Other current assets	**(29)**	268	**16**	27
Increase (decrease)in:				
Accounts payable and other current liabilities	**810**	948	**1,088**	3,148
Other non-current liabilities/refund-non-current	**1,508**	1,660	**1,117**	(67)
Customer's refund – current	**(1,099)**	(1,133)	**(1,099)**	(1,133)
Net cash generated from operations	**5,541**	3,995	**6,253**	3,633
Franchise tax paid	**(979)**	(879)	**(979)**	(879)
Interest paid	**(298)**	(199)	**(339)**	(201)
Income tax paid	**0**	(1)	**0**	(1)
Interest and dividend received	**148**	119	**148**	119
Net cash provided by operating activities	**4,412**	3,035	**5,083**	2,671

(Forward)

	Parent Company		Consolidated	
	Three- Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱1,283)**	(₱1,658)	**(₱1,305)**	(₱1,681)
Decrease (increase) in:				
Other receivables	**5**	216	**6**	653
Other non-current assets	**(985)**	(473)	**(1,006)**	(441)
Land held for future development	**–**	–	**0**	296
Increase(decrease) in estimated liability for project dev.			**(438)**	44
Increase(decrease) in investments and advances	**61**	172	**107**	(74)
Increase(decrease) in other property & equipment	**(562)**	295	**(644)**	295
Net cash used in investing activities	**(2,764)**	(1,448)	**(3,280)**	(908)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**(0)**	(0)	**0**	0
Long-term debt	**(414)**	(185)	**0**	0
Proceeds from:				
Notes payable	**0**	0	**(11)**	(3)
Long-term debt	**0**	0	**(413)**	(184)
Increase in customers' deposits	**280**	309	**280**	309
Dividends paid on preferred stock	**0**	(5)	**-**	(5)
Proceeds from issuance of and subscriptions to:				
Preferred stock	**395**	312	**395**	312
Common stock	**–**	-	**-**	-
Redemption of preferred stock	**(162)**	(98)	**(162)**	(98)
Increase (decrease) in minority interest	**–**	–	**33**	(73)
Net cash provided by (used in) financing activities	**99**	333	**122**	258
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,747**	1,920	**1,925**	2,021
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,675**	4,799	**4,019**	5,040
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱5,422**	₱6,719	**5,944**	₱7,061

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Nine-Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱3,247**	₱912	**3,442**	₱988
Adjustments for:				
Depreciation and amortization	**3,513**	3,214	**3,670**	3,396
Interest expense on loans and financial charges	**1,420**	1,784	**1,638**	1,981
Other financial charges	**214**	188	**214**	188
Franchise tax expense	**493**	1,445	**500**	1,450
Interest expense on customers' deposits	**450**	720	**450**	720
Interest and dividend income	**(364)**	(322)	**(401)**	(322)
Provision for doubtful accounts	**0**	331	**18**	331
Equity in net (earnings) losses of investees	**(442)**	(369)	**(308)**	(355)
Minority interest	**–**	-	**94**	71
Other provisions	**1,436**	430	**(2,431)**	(4,328)
Provision for (recovery of) probable losses on disallowed receivables	**328**	570	**328**	570
Operating income before working capital changes	**10,295**	8,903	**7,214**	4,690
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	**275**	1,139	**(366)**	(966)
Inventories	**(139)**	1	**(199)**	(265)
Other current assets	**15**	(714)	**(170)**	(1,702)
Deferred income tax asset	**38**	416	**41**	418
Increase in:				
Accounts payable and other current liabilities	**5,654**	41	**9,040**	2,348
Other non-current liabilities/refund-non-current	**687**	4,698	**(3,094)**	2,551
Customer's refund - current	**(3,650)**	(1,133)	**(3,650)**	(1,133)
Net cash generated from operations	**13,175**	13,351	**8,816**	5,941
Franchise tax paid	**(2,985)**	(2,750)	**(2,985)**	(2,750)
Interest paid	**(1,657)**	(2,224)	**(1,710)**	(2,276)
Income tax paid	**(4)**	(4)	**(4)**	(4)
Interest and dividend received	**364**	322	**401**	322
Net cash provided by operating activities	**8,893**	8,695	**4,518**	1,233

(Forward)

	Parent Company		Consolidated	
	Nine- Months Ended September 30			
	2004	2003	2004	2003
	(Amounts in Millions, Except Per Share Data)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	(₱3,872)	(₱4,767)	(₱4,016)	(₱4,983)
Decrease (increase) in:				
Other receivables	75	(477)	530	(69)
Other non-current assets	(1,381)	1,298	(1,013)	1,460
Land held for future development	–	–	140	664
Increase(decrease) in estimated liability for project development	-	-	(458)	2,458
Increase(decrease)in investments and advances	(116)	463	4,067	3,959
Increase (decrease) in other property and equipment	294	(1,495)	601	(1,389)
	-	-	-	-
Net cash used in investing activities	(5,000)	(4,978)	(149)	2,100
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	(490)	(1,567)	(490)	(1,567)
Long-term debt	(4,236)	(3,339)	(4,236)	(3,339)
Proceeds from:				
Notes payable	0	0	-	-
Long-term debt	88	389	88	389
Increase in customers' deposits	389	976	389	976
Dividends paid on preferred stock	0	(40)	-	(40)
Proceeds from issuance of and subscriptions to:				
Preferred stock	1,033	530	1,033	530
Common stock	–	-	-	-
Redemption of preferred stock	(362)	(140)	(362)	(140)
Increase (decrease) in minority interest	–	–	(167)	87
Net cash provided by (used in) financing activities	(3,578)	(3,191)	(3,745)	(3,104)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	315	526	624	229
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,107	6,193	5,320	6,832
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱5,422	₱6,719	5,944	₱7,061

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. **Corporate Information**

   a. General

   Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,961 by the end of September 30, 2004, 5,872 by the end of September 30, 2003 and 5,849 by the end of December 31, 2003. On a consolidated basis, the number of employees was 6,582 by the end of September 30, 2004 and 6,611 by the end of September 2003. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

   b. Regulation

   Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulation and regulatory policies of the Energy Regulatory Board (ERB). RA No. 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

   c. Case with the Supreme Court (SC) on the Refund

   On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

   The Parent Company has reached an agreement with the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. Phase I, which involves refunds to residential and general service customers consuming 100 kilowatt-hours or less of electricity per month, was

approved by the ERC in June 2003. Phase II, which involves refunds to residential and general service customers consuming 101 to 300 kilowatt-hours per month, was approved by the ERC on July 11, 2003. The schedule for Phase III, which will involve refunds to residential and general service customers consuming more than 300 kilowatt-hours of electricity per month, was also similarly approved by the ERC in an Order issued on November 28, 2003. According to the Order, Phase III will commence in January 2004 and should be completed by June 2004. The Parent Company has filed a Motion for Reconsideration, petitioning the Commission to extend the duration of Phase III from six to twelve months. In an Order dated February 13, 2004, the ERC granted the Company's motion to extend the refund period for Phase III to twelve months. Meanwhile, refunds for Phase IVA, which will involve refunds to small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40kw are proposed to be paid over a period of approximately three years starting January 2005, while Phase IVA which covers medium and up commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40kw are proposed to be paid over a period of approximately five years starting July 2005 in order to minimize the financial burden imposed on the Parent Company. The proposal for Phase IV was filed on September 3, 2004 with ERC and still awaiting approval up to this writing.

As of September 30, 2004, the balance for each of the four phases follows:

Phase	Refund Amount	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱2,170	₱383	₱1,446	₱341
II	4,559	583	3,671	305
III	4,905	187	2,095	2,623
IV	18,689	–	–	18,689
	₱30,323	₱1,153	₱7,212	₱21,958

Certain consumer groups have asked the ERC to clarify whether or not Meralco will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision not requiring the Parent Company to pay interest. Furthermore, Phases I, II and III of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount.

d. Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Meralco-related charges by an average ₱0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Meralco-related charges of ₱0.12 per kilowatt-hour, effective January 2004. Under the implementing rules and regulations of EPIRA, the ERC has, up to one year from the issuance of the

provisional approval, to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 23, 2003 provisional increase granted by the ERC to the Parent Company. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

e. Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the Comprehensive Liability Management Plan (CLMP). Total short-term and long-term debt maturing in 2004 amount to ₱12,954 million. The Parent Company has various options for refinancing its maturing debts. The Parent Company's short-term lenders have agreed to further extend the short-term loans due in June 2004 for another 60 days and will consider further extensions until the Parent Company can complete its refinancing program this year. On June 24, 2003, the stockholders approved the issuance of additional bonded indebtedness up to US$600 million or its equivalent currencies. The issuance of additional bonded indebtedness was provisionally approved by the ERC on September 5, 2003.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2003:

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. The new standard requires that a provision should be recognized when

(a) an enterprise has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and (c) a reliable estimate can be made of the amount of the obligation. Following the new recognition criteria, the Company reversed provision for self-insurance on properties not covered by insurance policies. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2003, 2002 and 2001 by (₱1 million), ₱243 million and ₱39 million, respectively. Unappropriated retained earnings as of January 1, 2001 has been increased by ₱376 million, which is the amount of adjustment prior to 2001.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Company changed its method of accounting for pre-operating expenses by charging to expense the unamortized portion of preoperating expenses. Previously, such expenses were deferred and amortized. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2002 and 2001 by ₱60 million and (₱167 million), respectively.

- SFAS 8A, "Deferred Foreign Exchange Differences," which eliminates the deferral of foreign exchange losses arising from long-term monetary items. The adoption of SFAS 8A in 2003 did not have an effect on the Parent Company's financial position, results of operations and cash flows since the then ERB has allowed the Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure].

<u>New Accounting Standards Effective Subsequent to 2003</u>
The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, asset for all temporary differences, with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. The Company will adopt SFAS 12/IAS 12 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases. The Company will adopt SFAS 17/IAS 17 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 26/IAS 26, "Retirement Benefit Plans," which prescribes the accounting policies for pensions and other similar post-employment benefits. The Company will adopt

SFAS 26/IAS 26 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 21/IAS 21, "Changes in Foreign Exchange Rates," which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS 21/IAS 21 in 2005. Similar to the adoption of SFAS 8A in 2003 as discussed above, management does not believe the effect of adoption will be material.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			Sep'04	Sep'03	Dec2003
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**55***	55	55
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR) and its subsidiary MIESCOR Builders, Inc., Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates

The Parent Company's investments in associates where the Parent Company owns 20% or has significant influence, are accounted for under the equity method of accounting in the parent company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in

associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share in net assets of the associates, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Parent Company's interest in the associates, against the investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share of net assets of the joint venture, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share of the results of operations of the joint venture.

Investments in Real Properties
Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments
All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments - at cost" account.

Utility Plant and Others
Utility plant and others is stated at revalued amount less CERA recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a qualified independent appraiser.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

In prior years, a two-year lag exists in the recording of appraised values. For 2003, the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the financial statement date. For practical purposes, the Company has consistently adopted the lag in recording.

Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Company is reduced by the amount being recovered through the

Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in the Parent Company's utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account. Any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Company's new base exchange rate of ₱40.081, the Company is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency assets-denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the unconsolidated statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets of the Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Sub-transmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱81 million (included in the 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress
Construction in progress which represents subtransmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets
The carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Deferred Pass-through Fuel Cost
Deferred pass-through fuel cost are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising on the restatement of deferred pass-through fuel costs are deferred and recognized as part of deferred pass-through fuel costs as these costs will be passed on to the customers as consumed.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories

Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions

Starting on January 1, 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance she et date and the amount can be reasonably estimated. Otherwise, the loss contingency was disclosed.

Contingent Assets

Contingent assets arising from the tax refund discussed in Note 23 are not recognized unless the realization of income is virtually certain.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly by the Company were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kilowatt-hour.

- CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

- PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. It represents changes in the Company's purchased power cost beyond the base level of ₱1.7845 per kilowatt-hour incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(e), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA are the mechanisms by which the Parent Company can reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA are fixed until such time that the Commission approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA. These rate adjustment mechanisms still allow the Parent Company to pass on to its customers changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, is no longer automatic, as the ERC's approval is required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of the year is reversed or accrued.

- MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final

contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

  - Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

    Cost of condominium units sold before completion of the project is determined based on actual cost and project estimates of building contractors and technical staff. The estimated future expenditures for development are pertaining to the cost of condominium units sold are shown as "Estimated liability for project development" account in the consolidated balance sheets.

    For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

  - Revenue from cinema, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

  - Lease income from condominium units held for lease and mall operations are accounted for in accordance with the terms of the lease agreements.

- Interest income

  Revenue is recognized as the interest accrues.

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the unconsolidated statements of income in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from the Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Company has funded, noncontributory defined benefit retirement plan for all permanent employees. In 2003, retirement costs are actuarially determined using the projected unit credit

method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs were actuarially determined using the entry age normal funding method.

Stock Ownership Plan

The Parent Company has a stock ownership plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases

Operating lease payments are recognized as expense based on the terms of the lease agreements.

Income Tax

Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carryforward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Prior to the SC decision discussed in Notes 1(d) and 30, the provision for income tax presented in the statements of income was segregated into utility and non-utility operations of the Parent Company. The 2002 and 2001 financial statements have been restated to give retroactive effect to the change in the presentation of provision for income tax.

Financial Instruments

The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Thus, such mark-to-market values are presented in the related notes to the unconsolidated financial statements for disclosure purposes only.

Subsequent Events
Subsequent events that provide evidence of conditions that existed at balance sheet date are reflected in the financial statements. Subsequent events that are indicative of conditions that arose after the balance sheet date are disclosed in the financial statements when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment comprises principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and results of the segments for 2002 and 2001 have been restated to reflect the effect of change in policy with respect to provisions and pre-operating expenses with SFAS 37/IAS 37 and SFAS 38/IAS 38 (see Note 2).

Business Segment Data

As of September 30, 2004 and 2003 (Unaudited) and as of Dec. 31, 2003 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Sep-2004	Sep-2003	Dec 2003	**Sep-2004**	Sep-2003	Dec-2003	**Sep-2004**	Sep-2003	Dec-2003	**Sep-2004**	Sep-2003	Dec-2003	**Sep-2004**	Sep-2003	Dec-2003
							(Amounts in Millions)								
Revenues															
External sales	**₱104,942**	₱98,553	₱137,987	**₱2,014**	₱1,334	₱2,235	**₱699**	₱744	₱813				**107,655**	100,631	₱135,035
Inter-segment sales			32	**–**	–	–	**260**	-	208	**(260)**					
Total revenues	**104,942**	98,553	132,019	**2,014**	1,334	2,235	**959**	744	1,021	**(260)**		(₱240)	**107,655**	₱100,631	₱135,035
Results															
Segment results	**4,526**	2,913	4,061	**396**	277	303	**113**	12	132	**–**	–	–	**5,035**	3,202	4,496
Extraordinary loss															
Interest and other charges – net													**(1,901)**	(2,542)	(3,229)
Equity in net earnings of investees													**308**	334	207
Minority interest													**(94)**	(71)	(62)
Provision for (benefit from) income tax													**(1,100)**	(274)	(505)
Net income (loss)													**2,248**	649	907
Other Information															
Segment assets	**144,012**	144,430	141,399	**10,367**	11,659	10,046	**1,601**	2,192	1,757	**(2,352)**	(7,819)	(1,229)	**153,628**	150,462	151,973
Deferred income tax assets															1,447
Investments – at equity	**4,254**	4,285								**(1,219)**	(994)		**3,035**	3,291	2,656
Consolidated total assets	**148,266**	148,715	141,399	**10,367**	11,659	10,046	**1,601**	2,192	1,757	**(3,571)**	(8,813)	(1,229)	**156,663**	153,753	156,076
Segment liabilities	**99,111**	104,124	97,519	**4,407**	5,868	4,321	**1,804**	1,939	2,324	**(495)**	(1,245)	(203)	**104,827**	110,686	103,961
Deferred income tax liabilities															3,065
Minority interest															
Consolidated total liabilities			97,519										**104,827**	110,686	107[illegible]
Capital expenditures	**3,872**	4,767	6,435	**43**	51	24	**102**	165	395	**-**	-	–	**4,017**	4,983	6,[illegible]
Depreciation and amortization	**3,513**	3,214	4,305	**141**	134	207	**16**	41	58	**–**	–	6	**3,670**	3,389	4,576
Noncash expenses other than depreciation and amortization	**328**	901	896			7			193		–	–	**328**	901	491

Business Segment Data

For the **Quarter** Ended September 30, 2004 and 2003 (Unaudited)

	Power Distribution		Real Estate		Services		Elimination		Consolidated	
	Sep-2004	Sep-2003	**Sep-2004**	Sep-2003	**Sep-2004**	Sep-2003	**Sep-2004**	Sep-2003	**Sep-2004**	Sep-2003
					(Amounts in Millions)					
Revenues										
External sales	**₱36,535**	₱33,131	**₱742**	₱463	**₱232**	₱213			**37,509**	33,807
Inter-segment sales			**–**	–	**82**	-	**(82)**			
Total revenues	**36,535**	33,131	**742**	463	**324**	213	**(82)**		**37,509**	₱33,807
Results										
Segment results	**1,700**	1,494	**153**	100	**36**	17	**–**	–	**1,889**	1,611
Extraordinary loss										
Interest and other charges – net									**(741)**	(885)
Equity in net earnings of investees									**126**	133
Minority interest									**(33)**	(40)
Provision for (benefit from) income tax									**(409)**	(236)
Net income (loss)									**832**	583
Other Information										
Segment assets	**144,012**	144,430	**10,367**	11,659	**1,600**	2,192	**(2,352)**	(7,819)	**153,627**	150,462
Deferred income tax assets										
Investments – at equity	**4,254**	4,285					**(1,219)**	(994)	**3,035**	3,291
Consolidated total assets	**148,266**	148,715	**10,367**	11,659	**1,600**	2,192	**(3,571)**	(8,813)	**156,662**	153,753
Segment liabilities	**99,111**	104,124	**4,407**	5,868	**1,804**	1,939	**(495)**	(1,245)	**104,827**	110,686
Deferred income tax liabilities										
Minority interest										
Consolidated total liabilities									**104,826**	110,686
Capital expenditures	**1,283**	1,658	**13**	14	**10**	9	**-**	-	**1,306**	1,681
Depreciation and amortization	**1,104**	958	**46**	45	**5**	13	**–**	–	**1,155**	1,016
Noncash expenses other than depreciation and amortization	**109**	371						–	**109**	371

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project – the "Manansala." The project broke ground in May 2002, with 93% market take up by yearend. Rockwell expects to turnover the "Manansala" units by December 2005. Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities – Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Sep 2004	Sep 2003	Audited Dec 2003
		(Amounts in Millions)	
Cash and cash equivalents	**₱315**	₱122	₱60
Trade and other receivables – net	**2,335**	2,526	2,036
Property and equipment - net	**4,087**	4,230	4,013
Total assets	**10,367**	11,548	10,130
Long-term debt	**2,431**	5,755	2,209
Total liabilities	**4,407**	5,840	4,321
Total stockholders' equity	**5,960**	5,793	5,809
Revenues	**2,014**	1,240	2,332
Costs and expenses	**1,619**	980	2,202
Net income (loss)	**151**	92	130

5. Utility Plant and Others

	Parent Company		Consolidated & Audited
	Sep-2004	Sep-2003	**Dec 2003**
		(Amounts in Millions)	
At cost:			
Sub-transmission and distribution	**₱66,918**	₱59,520	**P63,095**
Others	**16,890**	16,616	**18,483**
	83,808	76,136	**81,578**
Less accumulated depreciation	**24,861**	21,560	**22,666**
	58,947	54,576	**58,912**
Appraisal increase:			
Sub-transmission and distribution	**22,730**	24,706	**24,119**
Others	**12,894**	13,140	**12,882**
	35,624	37,846	**37,001**
Less accumulated depreciation	**8,860**	9,558	**9,556**
	26,764	28,288	**27,445**
	₱85,711	₱82,864	**86,357**

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2002 for the Parent Company and subsidiaries and associates.

Substantially all of the Parent Company's utility plant (₱85,711 million as of September 30, 2004, and ₱82,864 million as of September 30, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount (see Note 24). In addition, the Parent Company has donated properties located at the MMLDC with a net book value of ₱31 million to the MMLDC Foundation, Inc., the entity operating the Center.

A Memorandum of Agreement was executed between the Parent Company and the Meralco Pension Fund embodying the agreement to convey the real estate properties. A Deed of Assignment was already executed to effect the transfer of title and ownership to the MPF and the corresponding taxes due were paid to the government.

The movement of Parent Company's utility plant and others as of September 30, 2004 follows:

	Sub-transmission and Distribution	Others	Total
		(Amounts in Millions)	
Appraised values:			
Beginning	₱87,968	₱29,296	₱117,264
Transfers from CWIP	3,205	414	3,619
Disposals/retirements	(1,401)	(50)	(1,451)
Reclassification & others	(124)	124	0
Ending	89,648	29,784	119,432
Accumulated depreciation:			
Beginning	26,981	4,796	31,777
Charge for the year	2,128	597	2,725
Disposals/retirements	(1,401)	(50)	(1,451)
Other adjustments	581	89	670
Ending	28,289	5,432	33,721
Net book value – Sep 30, 2004	₱61,359	₱24,352	₱85,711
Net book value – Sep 30, 2003	57,653	25,211	₱82,864

6. Construction in Progress

	Parent Company	Consolidated	Consolidated & Audited
	Sep-2004	**Sep-2004**	Dec-2003
		(Amounts in Millions)	
Beginning	**₱5,332**	**₱6,677**	₱8,719
Additions	**1,405**	**2,416**	6,818
Transfers to utility plant and others	**(843)**	**(3,272)**	(9,629)
Reclassification from advance payment to suppliers and others	-	-	769
Ending	**₱5,894**	**₱5,821**	₱6,677

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱88 million, ₱89 million and ₱68 million for the nine months ended September 30, 2004 and 2003, and year ended December 2003, respectively.

7. Investments at Equity

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Sep-2004	Sep-2003	**Sep-2004**	Sep-2003	Dec-2003
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Batangas Cogeneration Corporation	**55***	55	–	–	–
CIS	**51**	51	–	–	–
Rockwell	**51**	51	–	–	–
Associates					
First Private Power Corporation and Subsidiary (FPPC)	**40**	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	35	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	**Consolidated**	Consolidated **& Audited**
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
FPPC	**₱2,231**	**₱2,231**	₱2,262
Rockwell	**1,471**	–	–
GEPMICI	**86**	**86**	91
Others	**465**	**717**	303
	₱4,253	**₱3,034**	₱2,656

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱859 million and ₱727 million as of December 31, 2003 and 2002, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	**GEPMICI**	FPPC	GEPMICI	Audited FPPC	Audited GEPMICI
	Sep 2004		Sep 2003		Dec 2003	
			(Amounts in Millions)			
Current assets	**₱1,379**	**₱253**	₱1,369	₱357	₱1,664	₱350
Noncurrent assets	**3,302**	**40**	3,638	33	2,618	40
Current liabilities	**903**	**46**	801	131	1,273	131
Noncurrent liabilities	**1,351**	–	1,879	–	1,860	–
Net assets	**2,427**	**247**	2,327	259	1,149	259
Revenues	**2,197**	**308**	2,119	336	2,851	399
Costs and expenses	**1,455**	**(321)**	1,307	311	1,785	387
Net income	**742**	**(13)**	812	25	1,066	12

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Sep 2004	Sep 2003	Audited Dec 2003
		(Amounts in Millions)	
Current assets	**₱85**	₱103	₱82
Non-current assets	**9**	8	10
Current liabilities	**32**	50	(41)
Non-current liabilities	**0**	7	(2)
Net assets	**₱62**	₱54	₱49
Revenues	**₱108**	₱146	₱180
Costs and expenses	**93**	135	163
Net income	**₱15**	₱11	₱17

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱332 million and ₱343 million as of December 31, 2003 and 2002, respectively. On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI. As of December 31, 2003, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱27 million (₱31 million in 2002 and ₱60 million in 2001) and ₱210 million (₱210 million in 2002 and ₱187 million in 2001), respectively (shown as part of "Investments - at cost").

9. Other Non-current Assets

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Deferred pass-through fuel costs (see Note 20)	**₱8,389**	**₱8,389**	₱8,286
Deferred foreign exchange adjustments	**4,385**	**4,385**	6,588
Deferred PPA – Non current	**7,173**	**7,173**	3,487
Prepaid income tax – net of current portion (see Note 23)	**1,056**	**1,056**	1,055
Intangible assets – net	**0**	**0**	788
Unamortized debt expenses	**619**	**619**	726
Deferred income tax (see Note 23)	-	-	80
Input value added tax (VAT) and creditable withholding tax	–	-	452
Others	1,703	2,200	1,347
	₱23,325	**₱23,822**	₱22,809

a. CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

b. Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

   In ERC's Decision on the Parent Company's rate unbundling dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,759 million through its rates to customers by an amount equivalent to ₱0.0875 per kilowatt-hour over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

   On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective the June 2003 billing cycle, an additional amount of ₱0.0127 per kilowatt-hour as deferred PPA recovery. The additional ₱0.0127 per kwh, together with the ₱0.0875 per kilowatt-hour which the Parent Company started collecting in the billing month of April 2003, brings to ₱0.1002 per kilowatt-hour the total deferred PPA recovery that was being incorporated in the Generation Charge component of the customers' bills.

   On December 8, 2003, the Parent Company made its first application under the GRAM, covering the period May to September 2003 supply months. An amended application was filed in January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the unrecovered MRR in 2003 passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated unrecovered MRR passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the

Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

c. Deferred pass-through fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 27a), due to the constrained dispatch imposed on them by TransCo. Both FGPC's 1,000 MW Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas as of December 31, 2003 and 2002 for such unconsumed gas amounted to US$64 million and US$85 million, respectively. Such unconsumed gas can be consumed over a period of 10 years up to 2013. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities (see Note 17). This liability is interest bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest for the year ended December 31, 2003 amounted to ₱152 million and is shown as part of "Interest and other charges" account in the 2003 statement of income.

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2003 and 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and, the consumers who benefit from any reduction in the cost of the natural gas, as the cost of fuel is a pass-through cost. In case First Ga s loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The Parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, First Gas will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

d. Intangible assets mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive

information system. Amortization (shown as part of "Depreciation and amortization" account in the parent company and consolidated statements of income) charged to operations amounted to ₱594 million and ₱332 million for the quarters ended September 30, 2004 and September 30 2003, respectively.

	Sep 2004	Sep 2003
	(Amounts in Millions)	
Balance, beginning of year	**₱788**	₱1,577
Amortization (see Note 22)	**788**	584
Balance, end of year	**₱ 0**	₱993

e. "Others" include matured placements with a local bank, amounting to ₱2 million as of September 30, 2004 (₱274 million as of September 30, 2003), which were placed under receivership on April 26, 2000. Based on the Memorandum of Agreement (MOA) and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank, the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in repayment notes in September 14, 2003.

10. **Cash and Cash Equivalents**

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	Sep 2004	Dec2003
		(Amounts in Millions)	
Cash on hand and in banks	**₱2,460**	**₱2,982**	₱2,280
Short-term investments	**2,962**	2,962	3,040
	₱5,422	**₱5,944**	₱5,320

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. **Receivables**

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	Sep 2004	Dec 2003
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱9,510**	**₱12,320**	₱12,356
Unbilled	**11,815**	11,815	11,647
Related parties (see Note 20)	**268**	**268**	190
Others	**697**	**697**	1,391

	Parent Company	Consolidated	& Audited
	Sep 2004	**Sep 2004**	Dec 2003
	22,290	**25,100**	25,584
Less allowance for doubtful accounts	**1,480**	**1,480**	1,782
	₱20,810	**₱23,620**	₱23,802

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. **Inventories**

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Materials and supplies	**₱1,131**	**₱1,131**	₱1,020
Condominium units for sale-at net realizable value	–	**270**	182
	1,131	**1,401**	1,202

13. **Other Current Assets**

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Current portion of prepaid income tax (see Note 23)	**₱298**	**₱298**	₱298
Advance payments to suppliers	**44**	**44**	115
Others	**50**	**296**	55
	₱392	**₱638**	₱468

14. **Stockholders' Equity**

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Sep 2004	Sep 2003	Dec 2003
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B – 207,745,182 shares in September 2004, 122,681,391 shares in September 2003, and 140,655,458 shares in Dec 2003	**₱2,077**	₱1,227	₱1,407

Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 997,530,224 shares in September 2004, 997,473,465 shares in September 2003 and 997,473,465 shares in Dec 2003	**₱9,993**	₱9,975	₱9,975
Subscribed – 8,173,847 shares in September 2004, 1,787,996 shares in September 2003 and 1,787,996 shares in Dec 2003	**81**	18	18
	₱10,074	₱9,993	₱9,993

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

Movement of capital stock follows:

	Sep 2004	Sep 2003	Dec 2003
Preferred stock:			
Balance at beginning of year	**140,655,458**	83,715,340	83,715,340
Issuance of shares	**103,330,259**	52,996,055	60,813,590
Redemption of shares	**(36,240,535)**	(14,030,004)	(3,873,472)
Balance at end of year	**207,745,182**	122,681,391	140,655,458
Common stock:			
Issued:			
Balance at beginning of year	**997,473,465**	995,734,487	995,734,487
Issuances of shares	**8,173,846**	-	1,738,978
Balance at end of year	**1,005,647,311**	995,734,487	997,473,465
Subscribed:			
Balance at beginning of year	**1,787,996**	3,526,974	3,526,974
Issuance of shares		-	(1,738,978)
Cancelled subscriptions	–	-	–
Balance at end of year	**1,787,996**	3,526,974	1,787,996

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

- Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

- Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Sep 2004	Sep 2003	Dec 2003
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**12,909,510**	12,909,510	12,909,510
Add: ESOP 12th offering	**8,173,846**	-	-
Balance at end of semester/year	**21,083,356**	12,909,510	12,909,510
Options unexercised at end of the semester/year	**3,916,644**	12,090,490	12,090,490

During the year 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12 th Offering ("Centennial Offering') from December 16 to 31, 2003 as approved by the SEC.

c. Retained Earnings

On March 2004, the BOD approved the transfer of ₱200 million from unappropriated retained earnings to appropriated retained earnings for long-term expansion and improvement projects.

On July 28, 2003, the BOD approved a resolution to transfer the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

15. Long-term Debt

	Parent Company **Sep 2004**	Consolidated **Sep 2004**	Consolidated & Audited Dec 2003
		(Amounts in Millions)	
Parent Company – Secured			
First Mortgage Bonds issued for:			
Gross availments from various credit facilities:			
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,541**	**₱6,541**	₱6,884
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,339**	**3,339**	3,673
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**221**	**221**	334
	10,101	**10,101**	10,891
Parent Company – Unsecured			
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**3,377**	**3,377**	4,447
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**2,701**	**2,701**	4,002
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**1,935**	**1,935**	2,790
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**360**	**360**	440
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56% payable in equal semi-annual installments until 2010	**214**	**214**	232
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**147**	**147**	130
CHF availment under the Master Credit Agreement at an annual interest rate of LIBOR plus 0.7% payable in equal semi-annual installments until 2010	**111**	**111**	120

	Parent Company	Consolidated	& Audited
	Sep 2004	**Sep 2004**	Dec 2003
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	16	16	20
	8,861	**8,861**	12,181
Rockwell - Secured by Rockwell Assets			
Long-term commercial papers (LTCPs)	–	**519**	667
Loans from various banks	–	**1,198**	828
Syndicated loan payable to a local bank	–	**714**	714
	–	**2,431**	2,209
	18,962	**21,393**	25,281
Less current portion			
Current portion based on existing payment terms	**9,240**	**9,240**	8,776
Long-term debt classified as current	**-**	**-**	14,155
	9,240	**9,240**	22,931
	₱9,722	**₱12,153**	₱2,350

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱81,112 million as of September 30, 2004, and ₱71,865 million as of September 30, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and the Parent Company has not received any demand for payment nor have any of its existing creditors commenced default proceedings against the Parent Company. The Parent Company is still in the process of securing waivers from the concerned secured and unsecured creditors for noncompliance to certain financial ratios. Pending receipt of the waivers, these loans totaling ₱14,155 million as of December 31, 2003, were presented as part current liabilities (see Note 30) under the account "Long-term debt classified as current". However, such loans will continue to be

serviced based on the original contracted payment schedule and should the Parent Company receive the relevant waivers, the loans will be reclassified as non-current liabilities.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$10.94 million as of December 31, 2003, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$8.7 million as of December 31, 2003. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	CHF	Philippine Peso	Peso Equivalent
			(Amounts in Millions)			
2004	$48	¥506	€0.2	0.19	₱326	₱3,406
2005	77	1,011	0.5	0.39	1,815	6,808
2006	14	1,011	0.5	0.39	164	1,508
2007	15	1,011	0.5	0.39	3	1,417
2008 thereafter	74	3,036	2.1	0.61	3	5,823
	$228	¥6,575	€3.8	1.97	₱2,311	₱18,962

b. Rockwell

i. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003.

In January 2004, Rockwell initiated refinancing a portion of its maturing LTCP principal obligations. As of March 5, 2004, discussions are still ongoing.

ii. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 7.49% to 12.00% in 2003 and 8.41% to 15.00% in 2002. Certain parcels of land with an estimated carrying value of ₱817 million have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell was restructured. As of December 31, 2003, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱586	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day Mart 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	128	Payable in thirty-six equal monthly amortizations of ₱7.6 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
	₱714	

The remaining balance of ₱80 million is secured by trade receivables from sale of existing condominium units of the same amount, and will be settled in 2004 (₱20 million) and 2005 (₱60 million).

iii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱ 715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 have been assigned as security for these loans.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows.

	Amount *(in millions)*
2004	₱1,144
2005 and onwards	1,173
	₱2,317

16. Notes Payable

	Parent Company Sep 2004	Consolidated Sep 2004	Consolidated & Audited Dec 2003
		(Amounts in Millions)	
Parent Company – Unsecured			
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2004 and 2003	**₱3,492**	**₱3,492**	₱3,833
Philippine peso loans with annual interest rates ranging from 6.25% to 10.18% in 2004 and 2003	**1,350**	**1,350**	1,453
MIESCOR – Unsecured			
Philippine peso term loans with annual interest rates ranging from 7.8% to 16.8% in 2004 and 2003	–	**435**	458
CIS – Unsecured			
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2004 and 2003	–	-	72
	₱4,842	**₱5,277**	₱5,816

As discussed in Note 15, short-tem loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

As discussed in Note 1(f), the Parent Company's short-term lenders have agreed to further extend the short-term loans due in September 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year.

17. Accounts Payable and Other Current Liabilities

	Parent Company Sep 2004	Consolidated Sep 2004	Consolidated & Audited Dec2003
		(Amounts in Millions)	
Trade accounts payable (see Note 20)	**₱13,006**	**₱13,829**	₱12,073
Accrued pension	**4,204**	**4,204**	2,133
Accrued taxes	**963**	**963**	1,163
Current portion of meter and service deposits (see Note 18)	**524**	**524**	470
Advance payment received from pole rentals	**372**	**372**	380
Accrued interest on loans	**452**	**452**	285
Current portion of interest on meter and service deposits (see Note 18)	**123**	**123**	101
Customers' deposits	–	-	297
Accrued expenses and other liabilities	**1,931**	**2,528**	3,234

	Parent Company	Consolidated	& Audited
	Sep 2004	**Sep 2004**	Dec2003
	₱21,575	**₱22,995**	₱20,136

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell amounted to ₱284 million and is shown as part of "Accounts payable and other liabilities – customers' deposits" in the 2002 consolidated balance sheet. This option was exercised in 2003.

On April 2003, Rockwell and FPHC entered into a lease agreement related to the above parcel of land whereby Rockwell leased back the land for a period of three years subject to an increase of 10% per annum. Rent expense of Rockwell amounted to ₱6.5 million.

18. Customers' Deposits

	Parent Co. and Consolidated	Consolidated & Audited
	Sep 2004	Dec 2003
	(Amounts in Millions)	
Meter and service deposits - net of current portion (a)	**₱10,419**	₱9,800
Interests on meter and service deposits – net of current portion	**3,225**	3,455
	₱13,644	₱13,255

a. Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

   Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the ERB. In 2000, the ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. The 4% accrued interest differential is presented as part of "Provisions" account in the parent company and consolidated balance sheets (see Note 19).

   The Parent Company filed an application with the ERC on January 10, 2003, docketed as ERC Case 2003-18, seeking for the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. The ERC is presently hearing the case.

   Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

   Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

b. Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future

electrical requirements for the next one to three years, as specified in the advance payment agreement. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest expense on customers deposit" account (see Note 22). Amortization for the years ended December 31, 2003 and 2002 amounted to ₱85 million and ₱133 million, respectively.

On August 23, 2002, a customer pre-terminated its agreement, resulting to a pretermination loss of ₱9 million and is shown as part of "Interest expense on customers' deposits" (see Note 22).

19. Provisions

Movement during the year follows:

	Parent & Consolidated	Audited
	Sep 2004	Dec2003
	(Amounts in Millions)	
Interest differential on meter and service deposits (see Note 18)		
Balance, beginning of year	**₱2,379**	₱2,000
Provisions during the year	**1,346**	379
Balance, end of year	**3,725**	2,379
Provision for various tax assessments and legal claims an others		
Balance, beginning of year	**491**	–
Provisions during the year	**150**	491
Balance, end of year	**641**	491
	₱4,366	₱2,870

Actual pay-out of the interest differential will depend on the ERC's decision on the Parent Company's application for a resolution in the interest rate (see Note 18).

The information usually required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed on the grounds that it can be expected to prejudice the outcome of these assessment and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
			(Amounts in Millions)			
FGPC (see Notes 9 and 27)	Affiliate	2004	₱21,767	₱6,546		₱2,094
		2003	16,746	5,683		2,037

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11	Amounts Owed to Related Parties (see Note 17)
					(Amounts in Millions)	
FGP Corp. (see Notes 9 and 27)	Affiliate	2004	10,347	1,843		845
		2003	8,910	1,026		981
MIESCOR	Subsidiary	2004	117	–	-	9
		2003	91	–	-	0
Soluziona	Joint Venture	2004	186	–	-	-
		2003	236	–	-	–
GEPMICI	Associate	2004	214	–	–	-
		2003	167	–	–	-
CIS, Inc.	Subsidiary	2004	79	–	–	-
		2003	1	–	-	-

FGPC and FGP Corp., are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona & CIS, Inc.), and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of cash advances.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to its customers. For the nine months ended September 30, 2004, the Parent Company's billings had the following components:

	(in Millions)
Electric revenue	

January to September 2004	
Generation charge	₱60,776
Transmission charge	16,408
System loss charge	8,225
Distribution charge	12,813
Supply charge	4,338
Metering charge	2,142
CERA	1,491
Power act reduction	(1,142)
Inter-class, lifeline subsidy and others	625
Total Electric revenue	105,676
Non-electric revenue	(734)
	₱104,942

22. **Expenses**

Operations and Maintenance

	Parent Company		Consolidated	
	Sep 2004	Sep 2003	**Sep 2004**	Sep 2003
			(Amounts in Millions)	
Salaries, wages and employee benefits	**₱3,079**	₱2,856	**₱3,220**	₱2,999
Retirement expense (see Note 24)	**2,089**	1,703	**2,089**	1,703
Contractors' services	**1,244**	1,321	**1,245**	1,326
Transportation and travel/use of co. vehicle	**257**	221	**257**	221
Computer consumables	**10**	11	**-**	–
Materials and supplies	**210**	218	**212**	221
Property insurance	**9**	11	**10**	11
Provision for doubtful accounts	**-**	331	**42**	340
Others	**487**	111	**425**	64
	₱7,385	₱6,783	**₱7,500**	₱6,885

Depreciation and Amortization

	Parent Company		Consolidated	
	Sep 2004	Sep 2003	**Sep 2004**	Sep 2003
	(Amounts in Millions)			
Depreciation at cost	**₱2,284**	₱2,158	**₱2,441**	₱2,340
Depreciation on appraisal increase (see Note 28)	**440**	472	**440**	472
Deferred charges (see Note 9)	**789**	584	**789**	584
	₱3,513	₱3,214	**₱3,670**	₱3,396

Interest and Other Charges - Net

	Parent Company		Consolidated	
	Sep 2004	Sep 2003	**Sep 2004**	Sep 2003
	(Amounts in Millions)			
CERA II recovery	**₱971**	₱992	**₱971**	₱992
Interest and dividend income	**363**	322	**401**	350
Others	**-**	–	**-**	–
Total financial income	**1,334**	1,314	**1,372**	1,342
Interest expense and financial charges on loans (see Note 9)	**(1,633)**	(1,972)	**(1,852)**	(2,197)
CERA II realized foreign exchange loss	**(971)**	(992)	**(971)**	(992)
Interest expense on customers' deposits (see Note 18)	**(450)**	(720)	**(450)**	(720)
Others	**-**	-	**-**	-
Total financial expenses	**(3,054)**	(3,684)	**(3,273)**	(3,909)
	(₱1,720)	(₱2,370)	**(₱1,901)**	(₱2,567)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Co. & Consolidated	
	Sep 2004	Sep 2003
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱111)**	(₱310)
System imbalance charges	**(217)**	(260)
Unrecovered mandated rate reduction	**–**	-
	(328)	(570)
Recovery of:		
Unrecovered mandated rate reduction	**-**	–
Estimated disallowed transmission line fee charges	**-**	–
	-	–
	(₱328)	(₱570)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, the overpaid income taxes of about ₱1,126 million was set up as an asset and offset against the extraordinary loss of ₱24,943 million (see Note 1). For the year ended December 31, 2003 and 2002, the computed current provision for income tax represents MCIT. The amendment of income tax returns for December 31, 2002 resulted to an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year ended December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2003, remaining prepaid income tax amounted to ₱1,354 million. Prepaid income tax estimated to be applied the following year amounting to ₱298 million in 2003 and ₱268 million in 2002 as shown as part of "Other Current Assets" account (see Note 13). Remaining balance is presented as part of "Other Noncurrent Assets" account (see note 9). The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income tax for the said taxable years. The BIR has already issued the letters of authority authorizing the examination of the Parent Company's books during the said period and requiring the Parent Company to submit the documents needed for the examination.

As of December 31, 2003, the Parent Company and its subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Parent Company		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT	NOLCO	MCIT
		Amounts in Millions			
2001	2004	₱–	₱–	₱661	₱12
2002	2005	2,375	171	3,140	191
2003	2006	–	5	1,762	40
		2,375	176	5,563	243
Less MCIT and NOLCO written off and NOLCO applied against regular taxable income		2,375	–	4,904	13
		₱–	₱176	₱659	₱230

NOLCO applied as deduction from normal taxable income amounted to ₱4,904 million in 2003 (₱2,375 million for Parent Company) and ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

b. Franchise Tax

Based on ERC Order Nos. 2001-646 and 2001-900 on the Company's consolidated petitions, franchise tax should be identified as a separate line item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which was implemented in June 2003, franchise taxes-were computed by multiplying gross receipts by the franchise tax rate.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). Updated actuarial valuation was provided after giving effect to the SRSP.

Based on a valuation conducted by an independent actuary as of January 1, 2003 and June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱14,906 million and ₱16,402 million, respectively, while the fair value of the plan assets amounted to ₱4,145 million and ₱3,777 million, respectively. The unfunded present value of pension benefits amounted to ₱10,761 million and ₱12,625 million, respectively. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,400 million, ₱1,142 million, ₱1,142 million in 2003, 2002, and 2001,-respectively (see Note 22). Actuarial valuations are obtained every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the consolidated financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2004. Retirement expense charged to operations amounted to ₱2.7 million each in 2003, 2002 and 2001.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱1.6 million in 2003 and ₱2.1 million in 2002. At October 31, 2001, the latest valuation date, actuarial present value of retirement benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱16.4 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At July 1, 2003, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱12 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,089 million, ₱1,703 million and ₱2,404 million in September 2004, September 2003 and December 2003, respectively.

25. Financial Instruments

The Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to July 19, 2002. The Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.336% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective

April 3, 2002 to April 3, 2003 and to 4.8816% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swaps with fixed rates of 3.336% and 4.8816% were simultaneously pre-terminated at a net realized loss of $93,000.00 last February 2004. The gross realized gains and losses on these pre-terminated swaps are intended to be amortized over the term of the respective hedged loans.

The Parent Company entered into a JPY-USD amortizing interest rate swap with notional amount of JPY5.532 million where the Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR plus spread. In January 2003, this swap was pre-terminated at a realized gain of US$450,000. Said unrealized gain is being amortized over the term of the hedged underlying loan.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱353.19 million and ₱738.10 million as of December 31, 2003 and 2002, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore, entered into the interest rate structures described above to ensure that the Company's effective interest rates on its long-term debt do not exceed 7%.

26. Contingent Liabilities

a. The Parent Company was assessed by a local government for deficiency franchise tax. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. In addition, the Parent Company is allowed to recover the franchise tax based on the unbundling.

   The Parent Company is contingently liable for liabilities arising from lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts. In the opinion of management and its legal counsel, the eventual liability from these lawsuits or claims, if any, will not have a material effect on the parent company and consolidated financial statements.

b. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

c. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. Parent Company

i. NPC

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱30,413 million and ₱14,685 million as of December 31, 2003 and 2002, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱2,743 million and ₱797 million as of December 31, 2003 and 2002, respectively. In the event the parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between

the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱ 7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kwh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.

  If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kWh multiplied to the excess off take from NPC.

  NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kwh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off takes whereas the Parent Company maintains its position of not recognizing the liability. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

ii. National Transmission Company (TransCo)

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

iii. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's

point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

iv. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the

Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

v. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26,1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	Parent Company	
	Sep 2004	Sep 2003
	(Amounts in Millions)	
NPC and TransCo	**₱43,027**	₱41,555
FGPC and FGP Corp.	**32,926**	31,080
QPPL	**10,259**	10,243
Duracom and others	**2,484**	750
	₱88,696	₱83,628

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2004	14,327	67,929
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008 & onwards	246,774	1,168,600

* *Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. The negotiations resulted in a package of concessions worth up to ₱30,000 million, with immediate savings of ₱10,600 million or ₱0.03 per kilowatt-hour for every kilowatt-hour purchased from the First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

b. Rockwell

Rockwell entered into the following contracts related to the construction of "Manansala" condominium project:

- Superstructure works with Summa Kumagai Inc. (SKI) and First Philippine Balfour Beatty, Inc. (FPBB), a subsidiary of FPHC, amounting to a fixed fee of ₱1,680 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and expected date of completion is in June 2005.

- Substructure works amounting to a fixed fee of ₱113 million. This was started in October 2002 and was completed in March 2003.

28. Basic Earnings Per Common Share

Basic earnings per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income

For the Nine Months Ended	Sep 2004	Sep 2003
	(Amounts in Millions)	
Income from ordinary activities	**₱2,248**	₱640
Cash dividends on preferred stock	**0**	(40)
Earnings (loss) including depreciation on appraisal increase (a)	**2,248**	600
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**440**	472
Earnings (loss) excluding depreciation on appraisal increase (b)	**₱2,688**	₱1,072

Shares

Weighted average common shares – beginning	**999,261,461**	999,261,461
Cancelled subscriptions	**–**	-
Weighted average common shares - basic (e)	**999,261,461**	999,261,461
Number of shares under option – 12th ESOP offering	**4,768,077**	0
Weighted average number of shares that would have been issued at fair value	**0**	0
Adjusted weighted average common shares - diluted	**1,004,029,538**	999,261,461

Basic Per Share Amounts

Net income:		
Including depreciation on appraisal increase (c/e)	**₱2.25**	₱0.600
Excluding depreciation on appraisal increase (d/e)	**2.269**	1.073

Diluted Per Share Amounts

Net Income:		
Including depreciation on appraisal increase (a/e)	**₱2.24**	₱0.60
Excluding depreciation on appraisal increase (b/e)	**2.68**	1.07

The effect of the exercise under the Employee Stock Ownership Plan is dilutive for the period ended September 30, 2004.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2003 and 2002, translated at the exchange rates of ₱55.586 and ₱53.254 per US$1, ₱0.5188 and ₱0.4428 per JP¥ 1 and ₱69.3779 and ₱55.1136 per €1, respectively.

	2003				2002
	Foreign Currency			Peso	Peso
	Japanese Yen	Euro	US Dollar	Equivalent	Equivalent
Monetary assets	¥–	€1	$23	₱1,318	₱3,001
Monetary liabilities	7,080	8	585	36,788	39,026
Net	¥7,080	€7	$562	₱35,470	₱36,025

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's sub-transmission assets last November 5, 2003. This document shall determine which subtransmission assets that may be transferred by the TransCo to qualified distribution utilities like Meralco.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

Electric Power industry participants, including distribution utilities, are mandated to file by the end of 2002 a BSUP for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guidelines which provides the framework for the plans to be filed by the industry participants. The Guidelines was finalized and published by the Commission on November 20 and took effect on December 5, 2003. According to the Guideline, distribution utilities' are required to file their proposed BSUP's on or before June 5, 2004.

Based on the initial assessment made by the Company, it is in the process of complying with the provisions of RA No. 9136 and the IRR.

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

LETTER TO DIRECTOR JUSTINA F. CALLANGAN
CORPORATION FINANCE DEPARTMENT
(Form Type)

PW-102
(S. E. C. Registration No.)

MERALCO

PO-005

2004 OCT 27 AM 10 00

26 October 2004

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the third quarter ended September 30, 2004.

We are furnishing you an advanced copy of the Parent Company's 3rd quarter results because we are releasing these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before November 15, 2004.

Thank you.

Sincerely,

RAFAEL L. ANDRADA
Vice President & Treasurer

DANIEL D. TAGAZA
Senior Vice-President & Chief Finance Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

US SEC
File No. 82-3237

MERALCO 2004

3rd Quarter Report

I. ENERGY SALES

After registering an energy sales growth of 3.8% in the first half of 2004, sales continued to rise at the same pace of 3.8% in the third quarter, reaching a total kilowatt-hour sales volume of 6,392 GWh.

The sales growth in the third quarter was spurred by the 5.7% sales jump in the month of September, after an expansion of 2.9% and 3.0% in the month of July and August, respectively.

The commercial segment continued to lead the growth in energy sales in the third quarter, rising to 2,276 GWh or by 5.6% from the same period last year.

Commercial sales was driven by the retail trade and business services segments which grew by 59.0% and 17.8%, respectively, in the period.

Increased commercial operations of malls energized earlier this year such as Market ! Market ! by Ayala Land, Inc. and The Gateway by Robinson's Land Corporation heightened electricity demand for the period.

Furthermore, the opening of other malls before the end of 2004, namely SM Batangas and Araneta Center Gateway, is expected to provide a boost to commercial sales, especially during the Christmas season when mall hours are extended.

Sales to the residential segment grew to 2,230 GWh or by 1.7%. Cooler temperatures and increased inflationary pressures on basic commodities in the third quarter this year compared to the same period last year contributed to the reduction in electricity demand of the residential segment.

Sales to the industrial sector, despite declining in the number of services, became more buoyant in the third quarter as its sales grew to 1,852 GWh or by 4.3%.

The said quarter on quarter growth was the highest against quarter on quarter growths in the last three quarters of 2004 (1.0% in the first quarter and 3.5% in the second quarter this year). Strong industrial sales in the period was driven by electrical machinery and food segments which grew by 15.9% and 7.7%, respectively.

II. REVENUES AND PROFITABILITY

Due to continued sales expansion, overall revenue growth for the third quarter 2004 was at 10.3% from P33.1 billion of the same period last year to P36.5 billion.

Likewise, distribution revenues rose by 10.7% to P6.2 billion this quarter from P 5.6 billion in the same period last year.

Total operating expenses, on the other hand, rose by 10.4% primarily due to the 10.2% rise in purchased power cost and 130.9% increase in taxes other than income tax.

A 15.3% increase in depreciation and amortization also contributed to the increase in the total operating expenses.

As a result, operating income still surged 8.3%, from P2.2 billion in 2003 to P2.3 billion in 2004.

With this, return-on-rate base (RORB) for the 12 months ending September improved to 4.16% from (2.05%) in the same period ending September 2003.

Other income (expenses) for the quarter, on the other hand, went down by 14.1% mainly due to the significant decrease in interest and other financial charges by about 20.7% as a consequence of limited borrowings and payment of loan amortizations and decrease in provision for disallowed recoveries by 58.1%.

This quarter, a 5.0% decrease in equity in net earnings of investees from P168.5 million in 2003 to P160.1 million in 2004 had a slight negative impact to the company's bottom line.

The company concluded the third quarter of 2004 with a 44.9% year-on-year increase in net income with P831.8 million realized this year as against P574.0 million in the same period in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review was up by 27.6%, from P0.76 in 2003 to P 0.97 in 2004.

III. CONTINGENCIES

The company has contingent liabilities. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001-646 and 2001-900 wherein the company was granted an increase of P0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of P2.65 billion as of September 2004.

IV. AVERAGE RETAIL RATE

Sales growth in the third quarter was also spurred by the decline in Meralco's average retail rate to P 5.86 per kWh from P 5.94 per kWh in the same period last year.

The reduction was largely brought about by the decrease in the transmission charge as a result of the reduced TransCo rate due to TransCo's intra-regional grid cross subsidy removal of approximately six centavos starting October 2003.

Average retail rates will, however, be further adjusted in the fourth quarter as a result of a number of issuances by the ERC to reflect the true cost of power in tariffs to end-users namely:

- A provisional authority to NPC to increase its rates by an average of P0.98 per kWh nationwide, P1.23 for NPC's Luzon Grid customers (including Meralco) and P0.22 and P0.27 for the Visayas and Mindanao Grids, respectively, effective September 26, 2004.

Since Meralco sources a portion of its power requirements from IPPs, the effect of the recent NPC rate adjustment and other prior adjustments on Meralco customers is estimated to be about P0.80 per kWh.

- Guidelines to allow distribution utilities to adjust their generation rates and system loss charges on a monthly basis, without seeking prior approval from the Commission.

This mechanism is intended to replace the Generation Rate Adjustment Mechanism (GRAM). Under the new guidelines, Meralco will be able to immediately reflect monthly changes in its purchased power costs through the "Generation Charge" and "System Loss Charge" components of the unbundled bill.

At the same time, end-users will be able to receive timely price signals on the actual cost of generating electricity.

- Order for Meralco to begin implementing a two-step phase-out of the "Inter-Class Subsidy" component of its tariffs. This component of the bill identifies whether an end-user is a recipient or a provider of subsidies of the bill.

Under the unbundled tariffs approved by the ERC, residential end-users receive a subsidy of about 71-centavos per kWh, which is in turn

shouldered by commercial and industrial establishments.

Under the ERC Order, inter-class subsidies would be reduced by 40 percent this October 2004 and totally phased out by October 2005.

The ERC is also working on two areas to promote lower electricity rates in the medium term.

- First is the resolution setting a timetable for the introduction of open access and retail competition as envisioned by the EPIRA. For the Luzon Grid where Meralco operates, the target date for retail competition is July 2006. Target dates for the other grids will be determined by the ERC at a later time.
- Second is the conduct of regulatory proceedings on power supply related contracts of Meralco with generators.

Hearings are ongoing on NPC's and Meralco's joint application for the approval of a Settlement Agreement on their 10-year Contract for the Supply of Electricity.

Under the Settlement Agreement dated July 15, 2003, Meralco would pay NPC a net settlement amount of about P20 billion and NPC would commit to the dispatch of Meralco's IPPs at contract levels, resulting to a net reduction in costs to consumers. Hearings are also being conducted on the proposed amendments to the contracts with the First Gas plants.

V. SYSTEM LOSS

Unrecoverable purchased power for the third quarter ended September 30, 2004 deteriorated to 11.23 percent, higher than the rate of 11.00 percent for the same period last year.

The higher system loss resulted to a corresponding peso-value loss for the quarter of P539.9 million, which could have been higher if not for the TransCo cross subsidy removal. The peso value loss for the same period in 2003 last year reached P 414.4 million.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter decreased by 22.6% from P1.7 billion in 2003 to P1.3 billion in 2004. A total of 99.6 % of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures.

VII. QUALITY OF SERVICE

Even with the decrease in capital expenditure for the quarter, system reliability in terms of interruption frequency rate (IFR) and system availability as measured by cumulative interruption time (CIT) continued to reach record levels of 3.41 times (4.09 times in 3Qtr 2003) and 3.06 hours (4.39 hours in the third quarter of 2003), respectively.

The high level of quality of service was mainly due to the company's continued intensive electric system maintenance campaign.

Highlights of the Quarter

- The Energy Regulatory Commission (ERC) approved on Aug. 20, 2004 a P0.1737/kWh adjustment in the generation charge effective the September billing cycle, bringing the generation charge cost from P3.3213/kWh to P3.4950/kWh in customers' September bills. The adjustment was not a Meralco increase.
- Meralco on Sept. 3 submitted its proposed guidelines and procedures for Phase IV of the refund to the ERC, covering commercial and industrial customers including other non-residential and general service customers.

MANUEL M. LOPEZ
Chairman & CEO

JESUS P. FRANCISCO
President & COO

Comparison of Kilowatthour Sales

For the quarters ended September 30, 2004 and 2003
(In million kWh)

Customer Class	2004	2003	%Change
RESIDENTIAL	2,229.74	2,192.82	1.7
COMMERCIAL	2,275.71	2,155.11	5.6
INDUSTRIAL	1,852.04	1,775.61	4.3
STREETLIGHTS	34.46	33.46	3.0
TOTAL	6,391.95	6,157.00	3.8

Comparison of Kilowatthour Sales

For the nine months ended September 30, 2004 and 2003
(In million kWh)

Customer Class	2004	2003	%Change
RESIDENTIAL	6,599.32	6,395.50	3.2
COMMERCIAL	6,502.69	6,181.19	5.2
INDUSTRIAL	5,212.91	5,060.25	3.0
STREETLIGHTS	103.59	106.87	(3.1)
TOTAL	18,418.51	17,743.81	3.8

The foregoing unaudited Balance Sheet of Manila Electric Company as of September 30, 2004 and the related Statements of Income and Retained Earnings (Deficit) for the nine months ended, should be read in conjunction with the 2003 Annual Report. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements.

The aforementioned financial statements present fairly the financial position of Manila Electric Company as of September 30, 2004, and the results of its operations for the nine months ended, in conformity with generally accepted accounting principles consistently applied. They are not, however, necessarily indicative of the results which may be expected for the whole year 2004 because of seasonal factors affecting the operations of the Company.

Comparative Statements of Income

For the quarters ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
OPERATING REVENUES	36,535,248	33,131,190	10.3
OPERATING EXPENSES			
Purchased power	30,365,322	27,559,223	10.2
Operations & maintenance	2,520,952	2,361,146	6.8
Depreciation & amortization	1,103,882	957,570	15.3
Taxes other than income tax	196,530	85,100	130.9
Total operating expenses	34,186,686	30,963,039	10.4
OPERATING INCOME	2,348,562	2,168,151	8.3
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(659,600)	(831,531)	(20.7)
Unrecoverable purchased power-system loss	(539,856)	(414,410)	30.3
Provision for disallowed recoveries	(108,959)	(259,970)	(58.1)
Equity in net earnings of investee companies	160,102	168,556	(5.0)
Total other income (expenses)	(1,148,313)	(1,337,355)	(14.1)
INCOME BEFORE INCOME TAX	1,200,249	830,796	44.5
PROVISION FOR INCOME TAX	368,409	256,778	43.5
NET INCOME	831,840	574,018	44.9

Comparative Statements of Income

For the nine months ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
OPERATING REVENUES	104,941,723	98,553,200	6.5
OPERATING EXPENSES			
Purchased power	86,467,523	82,011,140	5.4
Operations & maintenance	7,385,080	6,782,844	8.9
Depreciation & amortization	3,513,433	3,214,328	9.3
Taxes other than income tax	493,190	1,444,762	(65.9)
Total operating expenses	97,859,226	93,453,074	4.7
OPERATING INCOME	7,082,497	5,100,126	38.9
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(1,720,085)	(2,369,830)	(27.4)
Unrecoverable purchased power-system loss	(2,228,402)	(1,617,312)	37.8
Provision for disallowed recoveries	(328,480)	(570,181)	(42.4)
Equity in net earnings of investee companies	441,509	369,334	19.5
Total other income (expenses)	(3,835,458)	(4,187,989)	(8.4)
INCOME BEFORE INCOME TAX	3,247,039	912,137	256.0
PROVISION FOR INCOME TAX	998,947	272,027	267.2
NET INCOME	2,248,092	640,110	251.2

Comparative Balance Sheets

As of September 30, 2004 and 2003 (In thousand pesos)

ASSETS AND OTHER DEBITS

	2004	2003	%Change
UTILITY PLANT AND OTHERS - net	85,711,393	82,863,837	3.4
CONSTRUCTION IN PROGRESS	5,893,917	10,108,077	(41.7)
INVESTMENTS AND ADVANCES	4,253,449	3,805,001	11.8
CURRENT ASSETS			
Cash & cash investments	5,422,375	6,718,989	(19.3)
Receivables - net	20,810,100	19,515,171	6.6
Inventories	1,131,247	989,711	14.3
Deferred income tax asset	1,326,291	1,631,171	(18.7)
Other current assets	391,630	1,461,348	(73.2)
Total current assets	29,081,643	30,316,390	(4.1)
DEFERRED DEBITS AND OTHER ASSETS	23,325,411	21,621,155	7.9
TOTAL ASSETS AND OTHER DEBITS	148,265,813	148,714,460	(0.3)

LIABILITIES AND OTHER CREDITS

	2004	2003	%Change
PROPRIETARY CAPITAL	49,155,039	44,590,918	10.2
LONG-TERM DEBT - Net of Current Portion	9,721,422	17,343,297	(43.9)
CURRENT LIABILITIES			
Current portion of long-term debt	9,240,193	7,237,517	27.7
Notes payable	4,841,715	5,245,497	(7.7)
Accounts payable & accrued expenses	19,643,850	14,861,920	32.2
Income tax payable	2,142,992	885,032	142.1
Customers' refund - current	3,269,106	5,000,959	(34.6)
Other current liabilities	1,931,179	2,381,521	(18.9)
Total current liabilites	41,069,035	35,612,446	15.3
DEFERRED INCOME TAX	1,883,349	4,747,819	(60.3)
CUSTOMERS' DEPOSITS	13,643,648	12,899,921	5.8
CUSTOMERS' REFUND-NONCURRENT	18,688,934	23,562,875	(20.7)
DEFERRED PASS-THROUGH FUEL COSTS	8,389,214	6,708,437	25.1
OPERATING RESERVES & OTHERS	5,715,172	3,248,747	75.9
TOTAL LIABILITIES AND OTHER CREDITS	148,265,813	148,714,460	(0.3)

MERALCO 2004

3rd Quarter Report

Comparative Statements of Retained Earnings (Deficit)

For the nine months ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
BALANCE, BEGINNING			
(as previously reported)	2,952,200	26,855,104	(89.0)
Reversal of self-insurance	-	408,001	(100.0)
Prior period adjustments arising			
from customers' refund	-	(28,699,146)	100.0
BALANCE, BEGINNING			
(as restated)	2,952,200	(1,436,041)	305.6
Add: Net income	2,248,092	640,110	251.2
Realized revaluation surplus	440,443	471,586	(6.6)
TOTAL	**5,640,735**	**(324,345)**	**1,839.1**
DEDUCT: APPROPRIATION			
Appropriated retained earnings,			
beginning	-	12,600,000	(100.0)
Transfer from/(to) unappropriated			
retained earnings	200,000	(12,600,000)	101.6
Total Appropriation	200,000	-	100.0
BALANCE	5,440,735	(324,345)	1,777.5
Deduct: Cash Dividends Declared			
Preferred	-	39,620	(100.0)
Common	-	-	
Total cash dividends declared	-	39,620	(100.0)
Stock dividends declared			
Common	-	-	
Total dividends declared	-	39,620	(100.0)
BALANCE, ENDING			
UNAPPROPRIATED	5,440,735	(363,965)	1,594.9

Comparative Cash Flow Statements

For the quarters ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
CASH BALANCE BEGINNING, June 30	3,674,809	4,799,110	(23.4)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & other income	2,755,794	1,971,362	39.8
Depreciation & amortization	1,103,882	957,570	15.3
Increase in other assets			
and liabilitites	1,521,978	2,972,422	(48.8)
Net Cash from Operations	5,381,654	5,901,354	(8.8)
Add: Equity issues	393,341	342,993	14.7
Short term borrowings	-	-	0.0
Long term borrowings	-	-	0.0
TOTAL SOURCES OF FUNDS	5,774,995	6,244,347	(7.5)
Less: Short term debt service	-	-	0.0
Long term debt service	413,749	184,511	124.2
Other interest expense	530,417	545,165	(2.7)
Total debt service	944,166	729,676	29.4
Unrecoverable purchased power			
- System loss	539,856	414,410	30.3
CAPEX	1,282,595	1,658,004	(22.6)
Preferred equity redemptions	162,109	98,487	64.6
Refund to customers -			
Phases I-III	1,098,703	1,418,661	(22.6)
Dividends	-	5,230	(100.0)
TOTAL USES OF FUNDS	4,027,429	4,324,468	(6.9)
NET INCREASE IN CASH	1,747,566	1,919,879	(9.0)
CASH BALANCE, END - September 30	**5,422,375**	**6,718,989**	**(19.3)**

Comparative Cash Flow Statements

For the nine months ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
CASH BALANCE BEGINNING, Jan. 1	5,106,632	6,193,164	(17.5)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & other income	8,116,526	4,795,883	69.2
Depreciation & amortization	3,513,433	3,214,328	9.3
Increase in other assets			
and liabilitites	4,115,783	6,972,665	(41.0)
Net Cash from Operations	15,745,742	14,982,876	5.1
Add: Equity issues	946,739	562,493	68.3
Short term borrowings	-	-	-
Long term borrowings	88,170	389,267	(77.3)
TOTAL SOURCES OF FUNDS	16,780,651	15,934,636	5.3
Less: Short term debt service	490,105	1,566,560	(68.7)
Long term debt service	4,235,962	3,339,064	26.9
Other interest expense	1,656,806	2,223,893	(25.5)
Total debt service	6,382,873	7,129,517	(10.5)
Unrecoverable purchased power			
- System loss	2,228,402	1,617,313	37.8
CAPEX	3,872,142	4,766,649	(18.8)
Preferred equity redemptions	362,406	140,300	158.3
Refund to customers			
Phases I -III	3,619,085	1,715,412	111.0
Dividends	-	39,620	(100.0)
TOTAL USES OF FUNDS	16,464,908	15,408,811	6.9
NET INCREASE IN CASH	315,743	525,825	(40.0)
CASH BALANCE, END - September 30	**5,422,375**	**6,718,989**	**(19.3)**

MERALCO

Ortigas Avenue, Pasig City 0300 Philippines
Tel. No. (632)16220 **Fax No.** (632)1622-8501
Web Site http://www.meralco.com.ph
E-Mail corcom@meralco.com.ph

Corporate Communication
October 2004

US SEC
E-DISCLOSURE DEPARTMENT 3237
RECEIVED
NOV 16 2004
9:58 am

MERALCO

AFFIDAVIT

REPUBLIC OF THE PHILIPPINES)
S.S.
PASIG CITY)

I, GIL S. SAN DIEGO, of legal age, and residing at 49 Basketball Street, Saint Francis Subdivision, Cainta, Rizal, after being duly sworn in accordance with law, depose and say:

1. That I am the Assistant Corporate Secretary of Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines with principal office at the Lopez Building, Ortigas Avenue, Pasig City.

2. That the attached compact disc containing SEC Form 17-Q (Quarterly Report) for the period ended September 30, 2004 has the same basic and material data as in the hard copies;

3. That this affidavit is executed to comply with the requirements of The Philippine Stock Exchange, Inc. (PSE) with respect to the filing of the said SEC Form 17-Q.

IN WITNESS WHEREOF, I have hereunto set my hand at Pasig City, Philippines, on this 3rd day of November 2004.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 3rd day of November 2004, affiant exhibiting to me his Community Tax Certificate No. 13791771, issued at Quezon City, on January 9, 2004.

Doc. No. 139;
Page No. 29;
Book No. Y;
Series of 2004.

MARLON J. MOISES
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378531
PASIG CITY, METRO MANILA
JANUARY 2, 2003

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the quarterly period ended March 31, 2005]
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *March 31, 2005*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,379,079*
Class "B"	-	*402,949,026*
Total	-	*1,007,328,105*

Amount of Debt outstanding: *P119.4 Billion (as of December 31, 2004)*

11. Are any or all of these securities listed on a Stock Exchange?

Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2005 First Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2005 First Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

US SEC
File No. 82-3237

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

DANIEL D. TAGAZA
Executive Vice President, Comptroller and Chief Financial Officer

Date: May 11, 2005

cc *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Three Months Ended March 31, 2005

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 54.94 pesos to the dollar at March 31, 2005, as compared to 56.20 pesos to the dollar at March 31, 2004.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission (ERC) regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately

25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**

   Net profit margin shall be used to measure the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

   Net profit margin shall be calculated as the ratio of the Net Profits after Taxes to Sales.

	(Amounts in millions)	
	1st Qtr '05	1st Qtr '04
Net Profit/ (Loss) after taxes	(1,709)	344
-------------------------------	-----------	---------
S a l e s (Revenues)	37,162	33,335
Ratio	(4.60%)	1.03%

The Parent Company incurred a net loss for the quarter ended March 31, 2005 amounting ₱1,709 million, compared to a ₱344 million net income in the same period in 2004. The significant decrease was mainly due to the provision for probable losses in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

2. **Return on Assets (ROA)**

Return on Assets (ROA) to measure the overall effectiveness of the distribution utility in generating profits with its available assets.

Return on Assets (ROA) shall be calculated as the ratio of Net Profits after Taxes to Average Total Capital.

	(Amounts in millions)	
	1st Qtr'05	1st Qtr'04
Net Profit/ (Loss) After Taxes	(1,709)	344
Average Total Assets	156,776	153,503
Ratio	(1.09%)	0.22%

	Mar'05	Mar'04	Mar'03
Total Assets	**160,838**	**152,713**	**154,294**
Average	**156,776**	**153,503**	

The net loss incurred by the Company for the quarter ended March 31, 2005 has made the Return on Assets declined from a mere 0.22% in 2004 to (1.09%) in 2005.

Efficiency Ratio

3. **Sales to Assets Ratio**

	(Amounts in millions)	
	1st Qtr'05	1st Qtr'04
Sales (Revenues)	37,162	33,335
Average Total Assets	156,776	153,503
Ratio	0.24	0.22

The Sales-to-Assets Ratio shall measure the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of Sales to Average Total Assets. The Average Total Assets shall be determined using the average of the assets at

the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficiently the assets of the distribution utility have been used.

Sales to Assets Ratio for the 1st quarter of 2005, is slightly higher over the the same period of last year, from 0.22 in 2004 to 0.24 in 2005 due mainly to the flat growth sales.

Liquidity Ratio

4. Quick Ratio

Quick Ratio shall be used to measure the safety margin for the payment of current debt of the distribution utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in millions) 1st Qtr'05	1st Qtr'04
Cash and cash equiv. + Receivables	34,271	27,340
Current Liabilities	31,007	38,767
Ratio	1.11	0.71
Summary of accounts:		
Cash and cash equivalents	4,873	4,312
Receivables-net	29,398	23,028
Total	34,271	27,340
Current Liabilities:		
Notes payable	411	5,287
Accounts payable & others	23,882	19,809
Customers' refund – current	4,798	5,388
Long-term debt – current	2,044	7,875
Income tax payable	(128)	408
Total	31,007	38,767

The Company's quick ratio for the quarter improved from 0.71:1 in 2004 to 1.11:1 this year, brought about by lower level of long-term debt – current portion and the refinancing of short-term loans late last year.

Leverage Ratio

5. Debt Ratio

Debt ratio is used to measure the degree of indebtedness of the distribution utility and the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio shall be used as a measure of financial leverage for the distribution utility, and is calculated as the ratio of the Total Long Term Debt to Total Long-term Capital.

	(Amounts in millions) 1st Qtr'05	1st Qtr'04
Total Long-term Debt plus Equity	58,613	70,796
--	---------	---------
Total Long-term Capital (Equity)	33,777	46,781
Debt Ratio	**1.74**	**1.51**

The total long-term debt shall include long-term debt and the value of leases.

Long-term debt – net of current portion	22,792	16,140
Current portion of long-term debt	2,044	7,875
Total	24,836	24,015

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	33,777	46,781
Total Long-term debt plus equity	**58,613**	**70,796**

Debt ratio increased due to the refinancing of the Company's unsecured loans consummated last November 2004, from 1.51 in March 2004 to 1.74 in March 2005. Likewise, stockholders' equity also decreased due to net loss incurred in the first quarter of 2005.

(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Exchange Rates
- Industry Restructuring.

Regulated Rates and Cost Recoveries

The Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Company's rates are set (with the approval of the ERC) to permit it to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on its Return On Rate Base (RORB). The Company's rate structure also permits it to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's (SC) final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Company's net utility plant in service at the end of the relevant period plus one-sixth of the Company's annual operation and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the ERB) has approved six increases in the Company's basic rates since 1981 and the most recent increase was granted in May 2003. Historically, the Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the

ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of P0.0929 per kWh starting February 1, 2005 until January 2007.

The Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2004, the company's system loss was 1.6% over the 9.5% cap on recoverable system loss. The Company estimates that, based on its 2004 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the Company's actual system loss exceeds the cap.

Deferred PPA and Ruling on the Company's Final GRAM Filing

On May 29, 2003, the ERC issued an Order authorizing the Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kWh as deferred PPA recovery. This additional ₱ 0.0127 per kWh, together with the ₱0.0875 per kWh collection which started in the billing month of April 2003, brings to ₱0.1002 per kWh the total deferred PPA recovery that will be incorporated in the generation charge component of the customers' bills.

On September 20, 2004, ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to

₱1,342 million. Last September 2004, ERC ruled on remaining pending deferred PPA issue of QPPL's transmission line fees. Currently, the Company is collecting ₱0.1328 per kWh towards addressing any remaining liability accounts under the PPA, to wit:

Ruling on	Deferred PPA Collection
March 2003 Order	₱0.0875
Mandated rate reduction issue	0.0246
QPPL transmission line fee	0.0207
Total	**₱0.1328**

Last December 13, 2004, the Company filed its last GRAM application following the ERC's promulgation of its automatic monthly adjustment mechanism. On January 27, 2005, ERC approved the Company's application and thereby allowed to recover Deferred Accounting Adjustment totaling ₱5.1 billion from its customers over a 24-month period from February 2005 to January 2007 which is equivalent to ₱0.0929 per kWh and reflected as part of the generation charge bill component.

Volume Sales

Meralco primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is generally positively correlated with the level of economic growth of the Philippines. Meralco experienced sales volume growth at a compound annual growth rate of 3.8% from 2000 to 2004. With the 2004 GDP growth of 4.4%, the Company's sales volume in 2004 increased by 3.5% from 2003, with sales volume of 24,660 gWh in 2004 compared to 23,834 gWh in 2003. This growth was primarily due to more robust commercial and residential sales. For the five-year period from 2000 through 2004, residential and commercial sectors recorded compound annual growth rates of 3.7% and 4.5%, respectively. Growth in the industrial sector registered a compound annual growth rate of 3.2% for the same period.

First quarter energy sales for 2005 remained flat, with the Parent Company's total kilowatt-hour sales volume reaching 5,588.1 million kWh or a 0.03% decrease against the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and it expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2004, the Company purchased approximately 59.2% of its requirements from NPC, up from 58.7% for the full year in 2003 and down by 64.7% for the full year in 2002. Meralco's 10-year power purchase agreement with NPC expired in December 2004. This allows the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale

Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the Company will be able to tap. However, the Company expects that it will be necessary to continue to source a substantial portion of its power from NPC and its successors.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the price of electricity. Since Meralco's franchise area has historically accounted for approximately 50% of the Philippines' GDP, the Company believes that improvement in economic growth may bring growth in demand for electricity and hence demand for Meralco's services. From 1998 through 2004, the Philippine GDP grew at a compound annual rate of approximately 4.4%, compared to 4.5% during the period from 1993 to 1997. Peak demand on the Company's system grew at a compound annual rate of 3.5% during the period from 1998 to 2004 and 8.2% during the period from 1993 to 1997.

Based on publicly available information, the company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower power prices for the Company could also help reduce current incentives to industrial users to engage in self-generation.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of March 31, 2005, approximately 84.1% of the principal amount of the Company's indebtedness, most of its capital expenditures, a substantial portion of its power purchase costs and interest expense and a small portion of the Company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱54.94 : US$1.00 as of March 31, 2005.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in its foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not

adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;

- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

On January 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of Meralco's tariffs. It remanded the case back to ERC for further proceedings and ordered ERC to direct the Commission on Audit to conduct an audit of Meralco's books, records, and accounts. The ERC-approved unbundled charges which Meralco implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in Meralco-related charges. It should be noted that Meralco's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the Supreme Court.

The ERC filed with the Supreme Court on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on Meralco's unbundling and rate hike petition. Meralco also filed a Petition for Review with the Supreme Court Last March 11, 2005, asking for:

- Reversal and setting aside of the July 22, 2004 Decision and January 24, 2005 Resolution of the Court of Appeals which annulled and set aside ERC's rulings on Meralco's rate unbundling case;
- Dismissal of the petition for review of ERC's unbundling rulings filed by the oppositors of Meralco before the Court of Appeals; and
- Reinstatement and affirmation of the ERC's unbundling rulings.

Customer Refund

Following SC decision in 2003 alleging that the Company had overcharged customers over the period February 1994 to May 2003, Meralco was ordered to refund customers amounting to ₱30.3 billion. The refund schedule for Meralco was split into four phases, of which the first three have been completed, totaling ₱11.6 billion. Phase Four will involve approximately ₱18,689 million for commercial, industrial and streetlighting customers, which include the Company's largest customers. In order to limit the financial burden imposed by this final phase, Meralco has proposed to the ERC that the Phase Four refunds be paid over a longer period than previous phases. The ERC has approved the payment of Phase Four refunds in two tranches, "A" ₱2 billion and "B" ₱16 billion. The repayment schedule for tranche A was approved by the ERC in January 2005. The schedule required the refunds to be made over an 18 month period commencing January 2005. The schedule for tranche B is still to be approved by the ERC. The Company intends to propose that tranche B be repaid over five years commencing May 2005. If the ERC requires the Company to repay tranche B over a shorter period, this may have an adverse effect on the financial position of the Company. In addition, the Bureau of Internal Revenue also requested that the Company withhold relevant taxes applicable to recipients of the refunds. To correctly calculate the respective withholding taxes, the Company required additional information for customers eligible to receive the refund such as tax identification numbers (TIN). As a consequence, the Company has requested for a deferment in the implementation of tranche A customer refunds.

US$13,031 Million in First Gas liabilities due as of December 31, 2004

Pursuant to Meralco's power purchase agreement with First Gas, the Company has US$13,031 million in outstanding invoices due to First Gas as a result of not dispatching First Gas Power plants at minimum contracted levels over the period 2002 to 2004. Under conditions of the power purchase agreement, these invoices are normally due immediately on issue. However, following an ongoing dispute between First Gas and its gas provider Shell, First Gas has not required the Company to pay the outstanding invoiced amounts because of the back-to-back nature of its agreement with First Gas and subsequently Shell. If these amounts are required by First Gas in the short-term, the Company may not have sufficient cash to meet these obligations. Meralco is led to believe by First Gas that ongoing discussions with Shell will ultimately result in an arrangement whereby payments for gas not used will not be required for at least three years from the time of which it is billed. This implies that Meralco's first payment to First Gas (in respect of calendar year 2002) will not be required until at least January 2006.

Distribution Wheeling Rate Guidelines (DWRG)

ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution utilities are given the choice of when to enter, but once in, must stay with the Performance Based Rates (PBR). Last January 14, 2005, the Company wrote ERC of its intention to join Group A2, which will implement Performance Based Rates (PBR) by July 1, 2007.

Magna Carta for Residential Electricity Customers

ERC approved Magna Carta for residential customers in June 17, 2004. This took effect on July 19, 2004. Implementing Guidelines subsequently released and took effect on November 26, 2004. In consonance with the guidelines, refund of meter deposits of residential customers shall start in 2006 which is estimated at ₱1.3 billion, including accrued interest.

On the other hand, refund of service deposits is applicable only to those who have established a 3-year good payment record starting the effectivity of the Magna Carta or earliest in 2007. This is estimated at ₱2.9 billion including accrued interest.

Credit Ratings Upgrade to B- by Standard & Poors (S&P)

On February 8, 2005, S&P upgraded the Parent Company's credit rating to B- from CC. The upgrade followed the refinancing exercise completed by Meralco in December 2004 and reflected its improving credit – the successful refinancing exercise alleviated its short-term liquidity concerns and lengthened its debt maturity profile. In light of the Parent Company's cash flow projections, a consortium of onshore banks had agreed to term out the short term debt for as long as 7 years.

The upgrade was further rationalized by S&P with reference to the Company's "dominant position as the largest electricity distributor in the Philippines" and there being "no alternative electricity suppliers in the Metro Manila region." Concurrent with the upgrade, Meralco also cured all historical defaults and technical breaches relating to its debt covenants.

Results of Operations

Three Months Ended March 31, 2005 compared to Three Months Ended March 31, 2004

Parent Company

I. MAJOR REVENUE STREAMS

A. ENERGY SALES

With the early onset of Holy Week this year, the shorter billing days in February this year compared to the same month last leap year, and the rise in NPC rates in November 2004, first quarter energy sales for 2005 remained flat, with the Company's total kilowatt-hour sales volume reaching 5,588.1 million KWh or a 0.03% reduction against the same period last year.

The commercial segment, still the fastest growing in terms of customer count at 4.1% quarter on quarter, continued to lead the sales growth, rising by 2.82% to 2,039 GWh in the 1st quarter of 2005. The Retail Trade and Transport segments continued their dominance as the major drivers of Commercial sales, growing by 21.9% and 11.2%, respectively. The full commercial operations of newly energized shopping malls in 2004 fueled the growth in the Retail segment. This trend is expected to continue with the opening of new malls this year.

Close behind is the industrial segment's sales, which registered an increase of 2.13% to 1,605 GWh compared to the 1st quarter of 2004, despite a decline in the number of customers in its class. The Electrical Machinery and Food Industries continued to be the main growth drivers for this segment, registering 22.2% and 4.7% increases, respectively.

Sales of the residential segment dipped by 4.55% to 1,910 GWh. Customers, particularly those belonging to the DE Segment (those having an average monthly consumption of between 1-150 kWh) drove up residential sales by 7.3%. However, the Broad C Segment (consuming between 151-800 kWh) and AB Segments (above 800 kWh) registered negative growths. The overall reduction in energy consumption may be attributed to the cooler temperatures prevailing in the early months, coupled with the increase in the average retail rate brought about by the ₱1.37/kWh NPC rate hike in November 2004. Residential customers may have deliberately resorted to energy conservation to mitigate the effects of accelerating inflation rates in the 1st quarter of 2005 (CPI at 8.8% in the NCR, compared to only 3.8% in the same period last year), resulting to the movement of customers belonging to the higher segments to slide down to lower consumption brackets.

COMPARISON OF KWH SALES
For the Quarters Ended March 31, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	1,909.94	2,000.93	(4.55)
Commercial	2,038.82	1,982.94	2.82
Industrial	1,604.79	1,571.30	2.13
Streetlights	34.57	34.41	0.44
Total	5,588.12	5,589.58	(0.03)

US SEC
File No. 82-3237

B. BILLING KW DEMAND

Billing kW demand levels increased by 1.1% over the 1st qtr of 2004. Consistent with the growth in kWh energy sales, the main industries driving billing kW demand are Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Segment, which posted 5.8% and 12.7% growths, respectively.

II. AVERAGE RETAIL RATE

Average retail rate rose to ₱7.21/kWh, primarily brought about by the NPC rate adjustment in November 2004. However, the higher levels of dispatch of Meralco's IPPs tempered this rise in the unit price of electricity, particularly in February 2005, which resulted in a 37.5 centavos per kWh reduction in generation charge and subsequently reflected in consumer bills for March 2005.

III. SYSTEM LOSS

System Loss for the 1st quarter of 2005 decreased to 11.65 %, lower than the 13.38 % in the same period last year. The lower system loss resulted to a corresponding peso-value of unrecoverable purchased power (system loss above the 9.5% cap) of ₱0.721 billion compared to P1.07 billion in the 1st quarter of 2004.

System loss was lower in the first quarter this year due to decreased distribution non-technical loss or pilferage. Intensified pilferage detection activities were pursued, such as off-cycle meter reading (unscheduled reading) and night surveillances. Relentless apprehension of colonies resorting to illegal service connections, and legalization of their electric service connections were sustained. Furthermore, key processes controlling system loss activities were strengthened.

These concerted efforts have begun to pay off as System Loss, on a 12-month moving average, is on a declining trend from a high of 11.37 % in March 2004, down to 10.70 % in March 2005.

The Company also embarked on a System Loss Summit early this year involving our whole Supply and Networks organizations, to formulate new strategies which we will implement this year.

IV. SYSTEM RELIABILITY

In the 1st quarter of 2005, system reliability, in terms of Interruption Frequency Rate (IFR), and system availability, as measured by Cumulative Interruption Time (CIT), continued to reach record levels, improving by 9.02% to 2.50 and 12.58% to 1.71 hours, respectively.

This improvement was a result of regular & proactive maintenance works, such as concerted monitoring of interruptions & trippings, line clearing & tree pruning, use of new thermographic instruments to identify overheating connections, selective replacement of insulator devices, live line works & synchronization of maintenance schedules to reduce pre-arranged interruptions.

The sustained progress was also attributable to the completion of well-planned electric capital projects and a focused electric system maintenance program.

FINANCIAL HIGHLIGHTS (Parent Company)

For the first quarter ended March 31, 2005, operating revenues increased by 12.3 % year-on-year from ₱32.47 billion in 2004 to ₱36.45 billion this year. The increase was due to the increase in purchased power costs.

Operating expenses however increased by 19.4 %. Recoverable purchased power costs increased by 23.5% from ₱26.61 billion in 2004 to ₱32.85 billion in 2005. This was brought about by increases in generation and transmission costs. The growth in recoverable purchased power costs outpaced the growth in revenues due to under-recoveries in transmission charges, system loss charges, inter-class cross subsidies and life-line subsidies amounting to ₱1.45 billion. Operations and maintenance as well as depreciation and amortization expenses were kept at lower levels this year, declining by 11.3 % and 14.1 % respectively.

While operating income before provision for probable losses related to the unbundling case amounted to ₱519.42 million, this quarter's provision of ₱1.41 billion resulted to an operating loss of ₱891.37 million.

Other charges decreased by 18.1% as a result of the following: Interest and other financial charges went down by about 9.2 % due to a lower debt level. Unrecoverable purchased power declined by 32.9 % due to a lower system loss level of 11.65 % compared to last year's 13.38% . Provision for disallowed recoveries in 2005 of ₱60.69 million was 45.4 % lower than last year's ₱111.07 million.

In January 2005, the Company started the adoption of IAS 27 , which required those investments in subsidiaries, jointly controlled entities and associates to be accounted for at cost. The equity method shall no longer be used, hence, equitized earnings are no longer shown in the separate and unconsolidated financial statements.

As a result of the foregoing, the company's bottom-line for the quarter ended March 31, 2005 deteriorated with a net loss of ₱1.71 billion from a net income of ₱344.39 million in the same period last year. As earlier mentioned, the significant decrease was mainly due to the provision for probable losses in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court amounting to ₱1.41 billion.

Consequently, Earnings per common share (excluding depreciation on appraisal increase) went down from ₱0.50 per share in 2004 to (₱1.54) per share in 2005.

Capital expenditures for the quarter was kept at lower level this year by as much as 19.2 % from ₱1.29 billion in 2004 to ₱1.05 billion this year. From said amount, 13.84 % relate to non-electric capital expenses incurred and about 84.16 % were spent for electric related capital projects.

Consolidated

Consolidated Operating Revenues. For the quarter ended March 31, 2005, Meralco and Subsidiaries achieved consolidated operating revenues of ₱37,162 million, an increase of 11.5% over the ₱33,335 million achieved in the same period in 2004. This increase was due to the increase in Parent Company's purchased power costs.

For the quarter ended March 31, 2005, the Parent Company achieved operating revenues of ₱36,449 million, an increase of 12.3% over the ₱32,470 million achieved in the first quarter of 2004.

Operating expenses. Consolidated operating expenses for the first three months ended March 31, 2005, increased to ₱36,472 million, or 18.4% over the ₱30,801 million in operating expenses for the same period in 2004.

	1st Quarter Ended March 31,		
	2005	2004	Change
	(in millions)		
Recoverable purchased power	32,852	26,610	23.5%
Operations and maintenance	2,101	2,364	(11.1%)
Depreciation and amortization	1,004	1,163	(13.7%)
Taxes other than income tax	194	234	(17.1%)
Cost of contracts and services	244	360	(32.2%)
Real estate sold	77	70	10.0%
Total	36,472	30,801	18.4%

The increase in consolidated operating expenses was primarily due to an increase in the parent company's purchased power costs. Parent Company's recoverable purchased power cost for the quarter ended March 31, 2005 were ₱32,852 million, or 23.5% over the ₱26,610 million in purchased power cost for the same period in 2004. The increase in purchased power cost was brought about by increases in generation and transmission costs from ₱4.268 in the first three months of 2004 compared to ₱5.282 in the same period of 2005 or a 23.8% increase.

Consolidated operation and maintenance expenses decreased by 11.1% to ₱2,101 million for the quarter ended March 31, 2005, compared with ₱2,364 million in

the same period in 2004, due primarily to parent company's conscious efforts to bring down costs.

Consolidated depreciation and amortization decreased by 13.7% from ₱1,163 million for the first three months of 2004 to ₱1,004 million in the same period in 2005, mainly as a result of the fully amortized deferred charges to operation as of December 31, 2004.

Taxes other than income tax decreased by 17.1% from ₱234 million for the quarter ended March 31, 2004 to ₱194 million in the same period this year, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, also decreased by 32.2% from ₱360 million in the first three months of 2004 compared to ₱244 million of this year's first three months, primarily due to partial completion of existing projects.

Real estate sold, also a subsidiary account, however, increased by 10.0% from ₱70 million in the first quarter of 2004 to ₱77 million in the same period of 2005 due mainly to the intensified marketing campaigns particularly on "Manansala" and "Joya" a residential condominium.

Provision for probable losses. The Parent Company provided for probable losses for the quarter ended March 31, 2005 amounting to ₱1,411 million brought about by the Court of Appeals (CA) decision annulling and setting aside the ERC Decision and Order on the approval of the Parent Company's unbundled tariffs implemented in June 2003.

Operating Income(Loss). As a result of the foregoing, consolidated operating income/(loss) decreased by 128.5% from ₱2,534 million in the first three months of 2004, to (₱721) million operating loss in the same period this year.

Other Income (Charges). For the quarter ended March 31, 2005, other income (charges) were ₱1,642 million, a decrease of approximately 17.5% over the ₱1,991 million in other income (charges) for the three months ended March 31, 2004.

	1st Quarter Ended March 31,		
	2005	2004	Change
		(in millions)	
Interest and other charges – net	(875)	(931)	(6.0%)
Unrecoverable purchased power	(721)	(1,073)	(32.8%)
Equity in net earnings of investee companies	15	124	(87.9%)
Recovery of (provision for) probable losses on disallowed receivables	(61)	(111)	(45.0%)

Total	(1,642)	(1,991)	(17.5%)

Interest and other charges - net for the quarter ended March 31, 2005, decreased by 6.0% in comparison to the three months ended March 31, 2004, from ₱931 million to ₱875 million due to higher financing costs.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱721 million for the three months ended March 31, 2005, an increase of 32.8%, over the total of ₱1,073 million for the quarter ended March 31, 2004. The decline in the unrecoverable purchased power amount was due to a lower level system loss level of 11.65% compared to last year's 13.38%.

Consolidated equity in net earnings of investee companies decreased from ₱124 million in the first quarter of 2004 to ₱15 million for the quarter ended March 31, 2005 due mainly to the decrease in equitized earnings from subsidiaries and affiliates.

Recovery of (Provision for) probable losses on disallowed receivables. For the quarter ended March 31, 2005, provision for disallowed recoveries of ₱61 million was 45.0% lower than last year's ₱111 million.

Income from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated loss from ordinary activities for the quarter ended March 31, 2005, totaling ₱1,668 million compared also to an income from ordinary activities of ₱389 million for the same period of 2004, primarily due to provision for probable losses brought about by the CA decision setting aside and annulling the ERC's tariff increase to the Parent Company implemented in June 2003.

Consolidated Provision for (Benefit from) Income Tax. Consolidated provision for income tax for the three months ended March 31, 2005, was ₱695 million, compared to a benefit from income tax of ₱154 million for same quarter of 2004, primarily due to the loss posted for the quarter ended March 31, 2005.

Consolidated Net Income (Loss) Before Minority Interest. As a result of the foregoing, net loss for the first quarter ended March 31, 2005, was ₱1,668 million, compared to a ₱389 million net income in same period of 2004. The significant decrease was mainly due to the provision for probable loss in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

Minority Interest slightly decreased by 8.9 percent, from ₱45 million in the first quarter of 2004 to ₱41 million in the same period this year.

Consolidated Net Income (Loss). As a result of the foregoing, net loss for the first quarter ended March 31, 2005, was ₱1,709 million, compared to a ₱344 million net income in same period of 2004, or a 596.8 percent lower year-on-year. As discussed earlier, the significant decrease was mainly due to the provision for probable loss in the

event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

Capital expenditures. The Parent Company's capital expenditures for the quarter was kept at lower level this year by as much as 19.2% from ₱1.30 billion in 2004 to ₱1.05 billion this year. From said amount, 13.84% relate to non-electric capital expenses incurred and about 84.16% were spent for electric related capital projects. On a consolidated basis, capital expenditures for the first quarter of 2005 was ₱1,077 million, 18.0% lower than the first three months of 2004 of ₱1,314 million. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends to preferred stockholders was not provided for the quarters ended March 31, 2004 and 2005, thereby no payment was made primarily due to the financial crisis brought about by the on-going customers' refund ordered by the Supreme Court.

Unappropriated Retained Earnings. Due to Net Loss posted for the quarter ended March 31, 2005, unappropriated retained earnings decreased by 122.4%, from ₱2,951 million in first three months of 2004 to (₱728) million in the same period of 2005.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review decreased by 409.4% from ₱0.499 in first three months of 2004 to (₱1.544) in the same period of 2005 due mainly to the net loss posted in the first three months of 2005.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the quarters ended March 31, 2005 and 2004:

	First Quarter	
	2005	2004
	(in millions)	
Cash Flows		
Cash and cash equivalents, beginning	₱4,918	₱5,320
Net cash provided by operating activities	(3,171)	(9,756)
Net cash used in investing activities .	3,220	10,394
Net cash provided by (used in) financing activities	(94)	(1,646)
Cash and cash equivalents, end	4,873	4,312

As of March 31, 2005, consolidated cash and cash equivalents increased by 13.0 percent, from ₱4,312 million in 2004 compared to ₱4,873 million as of March 31,

2005. Principal sources of cash for the quarter ended March 2005 were net cash flows from investing activities amounting ₱3,220 million, ₱384 million from issuance of preferred stock and increase in customers' deposits amounting to ₱417 million. On the other hand, principal sources of cash for the quarter ended March 2004, were cash flows from investing activities amounting ₱10,394 million, increase in customers' deposits of ₱324 million and proceeds from preferred stock and common stock amounting to ₱294 million and ₱85 million respectively.

Operating Activities

Net cash provided by operating activities for the first three months of 2005 amounted to (₱3,171) million, a decrease of ₱6,585 million or 67.5% improvement compared to the same period of last year. In addition, the poor collection performance as manifested by a substantial increase in accounts receivables of the Parent Company by ₱4,888 million, contributed to the decrease in net cash provided by operating activities. For the quarter ended March 31, 2004, net cash flows from operating activities stood at ₱9,756 million, mainly due to the increases in other non-current liabilities, ₱8,573 million, customers' refund - current, ₱1,532 million and the payment of franchise, realty, permits and licenses amounting ₱1,171 million. Actual cash payments to customers' refund for the quarters ended March 31, 2005 and 2004 were ₱44 million and ₱197 million respectively.

Investing Activities

For the first quarter of 2005, the Company's net cash used in investing activities was ₱3,220 million, a decrease of ₱7,174 million, or 69%, from ₱10,394 million in same period of 2004 mainly due to the adjustments made in Revaluation Increment in Property amounting to ₱8,939 million, brought about by the adoption of New Statement of Financial Accounting Standards/International Accounting Standards which became effective in 2004. Capital expenditures for the quarter ended March 31, 2005 were ₱1,077 million and ₱1,314 million in same period of 2004, a decrease of 18%.

Financing Activities

The Company used net cash of ₱94 million for financing activities in the first three months of 2005 compared to ₱1,646 million in same period of 2004. The improvement could be attributed to the refinancing of Company's unsecured loans late last year. The net cash used in financing activities in the first quarter of 2005 was lower compared to the first three months of 2004 mainly because of lower debt payments, amounting to ₱19 million on short-term loans and ₱462 million on long-term loans compared to ₱490 million of short-term and ₱1,574 million for long-term payments for the same period of last year

Debt Financing

Consolidated long-term debt, net of current portion, was ₱22,792 million as of March 31, 2005, compared with ₱16,140 million as of March 31, 2004. For the period under review, there are no payments made for short-term loans due to refinancing of Parent Company's short-term consummated on November 2004. Repayments on long-term debts totaled ₱462 million in the first quarter of 2005 and ₱1,574 million in the first three months of 2004.

The Company has no drawings from existing credit facilities during the period under review. Consolidated short-term debt at the end of first quarter of 2005 amounts to ₱411 million, compared to ₱442 million at the end of March 31, 2004 due mainly to the Company's refinancing of unsecured short-term loans consummated late last year.

The estimated schedule of repayments of long-term debt of the Company is as follows:

	Amount in Original Currency					Total
Year	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	Peso Equivalent
			(in millions)			
2005	$18	¥ 1,011	€2.6	CHF 0.4	140	1,823
2006	23	1,011	0.5	0.4	186	2,016
2007	41	1,011	0.5	0.4	549	3,333
2008	42	1,011	0.5	0.4	548	3,384
2009 thereafter	159	2,022	1.5	0.8	2,189	12,088
	$283	¥6,066	€5.6	CHF 2.4	3,612	22,644

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by the Company in order to finance the installation of additional facilities to connect such customers to its facilities. The preferred shares earn dividends at 10% per annum and after five years, are redeemable at the option of either the Company or the holder. As of March 31, 2005, there were 249 million preferred shares issued and outstanding in respect of which ₱2,491 million of capital had been paid to the Company.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Company is not in technical default as of April 5, 2005.

b. November 2003 Provisional Increase still to be approved

In November 2003, the ERC provisionally approved a ₱0.12 per kWh rate increase for the Company. On December 23, a consumer group and three members of the Philippine Congress filed a petition with the Supreme Court seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the Supreme Court ordered the ERC and the Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. On June 15, 2004, the SC laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the Implementing Rules and Regulations of RA 9136, particularly the publication and comment requirements. Both the ERC and the Company seasonably filed their separate motions for reconsideration which remain pending resolution by the SC.

c. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per

kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC and Meralco have already filed a motion for reconsideration. If ERC's May 2003 decision is not ultimately reinstated the implications for Meralco would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort

d. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the Court of Appeals. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Company.

e. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Company to recover the current franchise tax payments. The ERC is in the process of validating the same.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) **Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;**

2005 Capital Expenditure Requirements

Electric Capital Projects: (in million pesos)		
a.	System Requirements	₱ 863
b.	Customer Allocation	2,843
c.	Miscellaneous Allocation	1,640
Non Electric Projects		43
Other Capitalized Items		361
	Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, preferred equity issues and working capital.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has an approved capital expenditure budget of ₱5,750 million for the 2005. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Company has to prioritize its projects to only those deemed urgent in this year's (2005) project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, preferred equity issues and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

Capital expenditures of the Parent Company for the second quarter decreased by 19.2% from ₱1,296 million in March 2004 to ₱1,047 million in March 2005. A total of

84.2 percent of capital expenditures in the first quarter of 2005 was attributed to the electric system and a minimal 13.8% was used for non-electric related capital expenditures.

On a consolidated basis, capital expenditures for the first quarter this year also decreased by 18% from ₱1,314 million in March 2004 to ₱1,077 million in March 2005, mainly due to financial constraints brought about by customers' refund per Supreme Court decision and the issue on unbundling of rates approved by ERC in June 2003 which is also at the SC wherein the Parent Company filed a petition for review.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers and other issues confronting the Parent Company.

(v) **Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.**

a. **Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision**

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC has already filed a motion for reconsideration and the Meralco plans to also file a similar motion in the short-term. If ERC's May 2003 decision is not ultimately reinstated, the implications for the Company would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort.

b. **November 2003 provisional increase still to be approved**

In November 27, 2003, the ERC provisionally approved a ₱0.12 per kWh rate increase for the Company. In December 2003, a consumer group and three members of

the Philippine Congress filed a petition with the Philippine SC seeking a revocation of the November 2003 provisional increase. In a judgment handed in June 2004, the Philippine Supreme Court upheld the ERC's basic authority to provisional authorizations under EPIRA, but ruled that the ERC's November 2003 provisional approval of a rate increase of ₱0.12 per kWh for the Company was improperly granted due to an abuse of discretion, including the lack of public hearing. The Company and the ERC have both filed their respective motions for reconsideration and are still awaiting response. The Company may choose not to pursue its motion for reconsideration for the November 2003 provisional increase, but instead apply for another increase (which will be at least equal to this increase) by reference to the implementing rules of the proposed new performance based regulatory system to which the Company must indicate interest in participating by end of March 2005.

c. Performance-Based Regulation (PBR)

Currently, the ERC is considering the introduction of a new framework of performance-based regulation, or PBR, to regulate distribution utilities that would replace the existing approach to rate setting based on RORB. The ERC recently promulgated PBR for the transmission sector of the Philippine electric power industry. While the ERC has yet to propose a PBR framework for the distribution sector of the electric power industry, the implementation of PBR in this sector is expected to be modeled on the PBR regime promulgated for the transmission sector.

If a PBR and rate setting framework similar to that for the transmission sector were adopted, a formula that takes into account a number of variables, including forecasted operation and maintenance expenses, while forecasted capital expenditures would be considered in determining the utility's annual depreciation in the rate formula.

The Company believes that such a PBR would permit the calculation and adjustment of tariffs more closely in line with general increases in prices and actual costs, though tariff adjustments will continue to be subject to ERC approvals.

On January 14, 2005, the ERC informed the Company of the approval of the DWRG which commenced the era of performance based regulation (PBR) for Philippine distribution utilities. ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution Utilities are given the choice of when to enter, but once in, must stay with the performance based rates (PBR). Last January 14, 2005, the Parent Company wrote ERC of its intention to join Group A2. The DWRG allow for a re-balancing of tariffs by the end of 2005 prior to the formal introduction of a PBR tariff adjustment mechanism in July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations;

As a result of (v)a above, the company provided for the potential loss of ₱9.8 billion for the year 2004 and ₱1.4 billion for the quarter ended March 31, 2005, in its income statement.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

ξ *Consolidated Utility Plant and Others* at revalued amounts slightly increased from ₱90,036 million in the first quarter of 2004 to ₱91,305 million in the same period this year or a mere 1.4% due to additional projects completed during the year.

ξ Due to the re-enacted capital expenditure budget for the year 2004 and cash flow problem of the Company, *Construction in Progress* is down by 8.8% from ₱5,765 million as of March 31, 2004 to ₱5,255 in March 31, 2005.

ξ *Investments at equity* also decreased from ₱3,077 million in March 2004 to ₱2,477 million in March 2005 due mainly to lower share in revaluation increment of subsidiaries and associate, restated at beginning of the year, from ₱1,167 million in 2003 to ₱989 million in 2004.

ξ *Land and development costs* is also a subsidiary account and as of March 31, 2005, the ending balance is ₱498 million compared to ₱849 million as of March 31, 2004 or a 41.3% decrease.

ξ *Consolidated other noncurrent assets* increased from ₱23,393 million in March 31, 2004 to ₱24,731 million in March 31, 2005 or 5.7%, mainly due to increases in Deferred Pass-Through Fuel Costs, from ₱8,286 million in March 2004 to ₱12,721 million in March 2005; Deferred PPA – Non-current, from ₱5,533 million in March 2004 to ₱6,702 million in March 2005 and the Unamortized debt expenses from ₱704 million in March 2004 to ₱760 million in March 2005.

Current Assets

ξ Cash and cash equivalents increased, from ₱4,312 million as of March 31, 2004 to ₱4,873 million in March 31, 2005 or 13.0% and is attributable to the lower loan repayment on long-term loans brought about by the refinancing scheme of unsecured loans.

ξ Receivables increased from ₱23,028 million in March 2004 to ₱29,398 million in March 2005 due primarily to the unbilled receivables representing purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months, from ₱11,983 million as of March 2004 to ₱15,630 million in March 2005.

- Consolidated inventories as of March 31, 2005 decreased from P1,492 million in March 2004 to ₱1,324 million, due to a slow down in capital expenditures because of cash flow constraints.

- Other current assets increased from ₱647 million in March 2004 to ₱902 million in March 2005 or 39.4% increase which is attributable to the increase in current portion of prepaid income tax, from ₱298 million in March 2004 to ₱686 million in March 2005 as a result of refund, which the Company has effectively overpaid estimated at ₱8,902 million.

Stockholders' Equity

- Preferred stock increased from ₱1,622 million in March 2004 to ₱2,490 million in March 2005 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects. Preferred stock issues amounted to ₱384 million for the first quarter of 2005 compared to ₱294 million for same period of 2004.

- Common stock on the other hand, decreased slightly due mainly to the minimal adjustments in the 12th ESOP offering on March 1, 2004 from ₱10,078 million in March 2004 compared to ₱10,074 million in March 2005. During the ESOP 12th Offering, 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan.

- Appraisal increase in utility plant and others decreased abruptly by 34% from ₱27,050 million in March 2004 to ₱17,842 million in March 2005 as a result of the Parent Company's adoption of New Statement of Financial Accounting Standards (SFAS) / International Accounting Standards (IAS) which became effective in 2004. The adoption of IAS12 resulted in the recognition of deferred tax liability on revaluation increment, thus, the change decreased the beginning consolidated stockholders' equity by ₱9,249 million for the year ended December 31, 2004.

- Reflecting the net loss incurred in 2002 amounting to ₱27,863 million as a result of the recognition of an extraordinary loss due to the customer refund, the Company's unappropriated retained earnings (deficit) for 2002 was ₱(11,664) million. In 2003, the balance in the appropriated retained earnings of ₱12,600 million was transferred to unappropriated retained earnings to beef up the deficit. In addition, the net income earned in 2003 amounting to ₱1,267 million resulted to significant improvement in the unappropriated retained earnings amounting to ₱2,951 million. Again, for the year 2004, a consolidated net loss amounting (₱ 2,610) million was incurred due primarily to the provision for probable losses brought about by the Court of Appeals Decision annulling and setting aside the ERC Decision and Order authorizing the unbundled tariff increase for the Company. As a result, the balance of unappropriated retained earnings as of December 31, 2004 is down by 72%, from ₱2,951 million in 2003 to ₱827 million. For the first quarter ended March 31, 2005, as a result of the ₱1,709

net loss, unappropriated retained earnings is again down by 122.4%, from ₱3,251 million as of March 31, 2004 to (₱728) million in March 31, 2005.

Noncurrent Liabilities

- Customers refund - noncurrent portion represents the balance of the customers refund not yet due within one year. As of March 31, 2005 this amounted to ₱15,142 million, lower than the March 31, 2004 balance of ₱18,689 million due to the full implementation of Phases 1 – III customers and transfer of the amounts due within one year to the Customers refund - current account.

- Customers' deposits – noncurrent balance of the Company as of March 31, 2005 is ₱16,817 million, 23.8% higher compared to the March 31, 2004 figure of ₱13,579 million.

	1st Quarter Ended Mar 31	
	2005	2004
	(in million pesos)	
Meter and service deposits	10,683	10,019
Interest on Meter and service deposit	6,134	3,560
Total	16,400	13,579

- Liability arising from deferred pass-through fuel costs increased from ₱8,286 million in March 31, 2004 to ₱12,721 million in March 2005 due to additional costs incurred in 2004 amounting to US$82 million compared to US$64 million in 2003.

- Deferred income tax liabilities increased by ₱5,753 million, from ₱1,469 million in March 2004 to ₱7,222 million in March 2005 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA Decision on unbundling tariff increase.

- Summary of "Provisions" account is accounted for as follows:

	1st Qtr. Ended Mar. 31	
	2005	2004
	(in million pesos)	
Provision for probable losses	11,235	-
Customer/Meter deposit - interest	34	2,472
Provision for various tax assessments and legal claims	489	491
Total	11,758	2,870

US SEC
File No. 82-3237

- Long-term debt – net of current portion increased to ₱22,792 million in March 2005 from ₱16,140 in March 2004, primarily due to the Company's refinancing of unsecured loans for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million. (See Note 15 - Notes to financial statements)

- Estimated liability for project development as of March 31, 2005 amounting to ₱3,404 million is the liability of Rockwell Land as agreed upon with contractors for the construction of the "Manansala" & "Joya" condominium project.

- Other noncurrent liabilities amounted to ₱3,458 million in March 31, 2005 compared to ₱1,425 million in March 2004 or an increase of ₱2,033 million due mainly to the accrual of interest on deferred pass-through fuel cost, accrual of OMTL charges, and interest on customers' deposits.

Current Liabilities

- As of December 31, 2004, the Company has no existing short-term loans due mainly to the refinancing consummated late last year. Consolidated notes payable balance amounting to ₱411 million as of March 2005, is a subsidiary account compared to ₱5,287 million balance as of March 2004.

- Accounts payable increased from ₱12,874 million in March 2004 to ₱13,695 million in March 2005 or 6.4%. The big chunk goes to Parent Company's trade accounts payable, from ₱12,092 million in March 2004 to ₱13,000 million in March 31, 2005, due to the higher level of purchased power costs brought about by increased demand.

- With the completion of Phases I to III of the ongoing customers' refund, the current portion of the remaining phases as of March 31, 2005, amounts to ₱4,798 million compared to ₱5,388 million as of March 31, 2004 or a decrease of 11%.

- Long-term debt - current portion amounted to ₱2,044 million as of March 2005 compared to ₱7,875 million as of March 31, 2004, due to the refinancing of unsecured long-term debt bearing an amortizing feature and a final maturity in 2011 or for a seven-year period.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

Seasonality

The following table sets forth the Company's quarterly sales in gWh.

	2005	2004	2003
		(in gWh)	

Quarterly Sales			
First Quarter	5,588	5,590	5,470
Second Quarter		6,437	6,116
Third Quarter		6,392	6,157
Fourth Quarter		6,242	6,091
Totals	5,588	24,660	23,834

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to contend itself with the reenacted budgeted capital expenditures for the year 2005 to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of March 31, 2005, 66% or ₱10.4 billion has been refunded either through application / credit to bills or outright cash refund. Phase IV, the final phase of the refund, covers commercial and industrial customers and other non-R/GS accounts. This phase covers 128,216 services which is two percent of total services qualified for the refund and accounts for 62 % of the total refundable amount of ₱18,650M. The proposed scheme for this phase was submitted to the ERC on September 3, 2004. Under the proposal, Phase IV would be implemented in two sub-phases, namely, Phase IVA and Phase IVB.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances =	None
Repurchases =	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

(Please see "Notes to Financial Statements" No. 15 Long Term Debt)

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. **Local Tax Adjustments**

A recent rate-related filing of the Parent Company was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units started to implement new local taxes and fees aside from the local franchise tax. The Parent Company is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes.

2. **System Loss Guidelines for Distribution Utilities**

Another rule promulgated by the ERC in 2004 was the System Loss Guidelines for Distribution Utilities which took effect November 2004. The

Guidelines segregate system losses of distribution utilities into three categories: technical, non-technical and administrative losses. Separate caps will then be established by the Commission for the segregated losses.

The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before November 4, 2005.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

(See notes to Financial Statements, No. 26 Contingencies)

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the first quarter ended March 31, 2005, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3B, which greatly affect the company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of March 31, 2005, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

EMVI's Financial Highlights:	Current Yr. YTD Mar '05	Previous Yr. YTD Mar '04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 20	P 18	11
Gross Profit	13	10	30
Net Income/(Loss)	6	4	50
Total Assets	194	141	38
Total Liabilities	76	45	69
Total Stockholders' Equity	118	96	23

On a year-to-date basis, EMVI has accumulated net income of P6 million as of March 2005, which is 50% higher than the net income of P4 million as of March 2004.

Gross revenues also increased by 11% due mainly to Fiber Optics project and the recognition of revenues from Bayantel accounts as reconciliation and invoicing for some projects that were accounted for.

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses.

The increase in net income is main reason behind the increase in Stockholders' Equity amounting to ₱6 million.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Mar '05	Previous Yr. YTD Mar '04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 295	P 194	52
Gross Profit	49	13	277
Net Income/(Loss)	26	7	271
Total Assets	880	916	(4)
Total Liabilities	675	772	(13)
Total Stockholders' Equity	205	144	42

The 52% increase in revenues was attributed to the improvements in the following business lines such as Maintenance projects and water lines.

The improvement in gross profit and net income could be attributed to the increase in revenues.

Total Assets slightly decreased as a result of the decrease in Advances to Projects primarily due to the reclassification of account receivable.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses including advances from contracts..

Stockholders' Equity slightly increased by 5% due to income achieved during the quarter.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Mar '05	Previous Yr. YTD Mar '04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 516	P592	(13)
Gross Profit	272	232	17
Net Income	50	44	14
Total Assets	12,265	10,431	18

Total Liabilities	6,167	4,558	35
Total Stockholders' Equity	6,098	5,873	4

Revenues decreased due mainly to the almost old out residential and Manansala Sales Also in March 2004, there were six (6) Manansala Units sold as compared to only one unit sold in the previous month..

The improvement in gross profit and net income could be attributed to the increase in revenues and lower cost of sales.

Assets increased by 18% as a result of the increase in Receivables, and the Joya Development Cost.

Total Liabilities increased due the increased Deferred Sales, from ₱1,974 million in Mar 2004 to ₱3,404 million in March 2005.

As a result of the 14% increase in net income for the quarter ended March 2005, Stockholders' Equity slightly increased by a mere 4%.

Corporate Information Solutions, Inc. is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability.

Financial Highlights:	Current Yr. YTD Mar '05	Previous Yr. YTD Mar '04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 99	P100	(1)
Gross Profit	47	46	2
Net Income/(Loss)	32	26	23
Total Assets	249	278	(10)
Total Liabilities	767	869	(12)
Total Stockholders' Equity	(518)	(591)	(12)

Revenues decreased due mainly to the decreased sales more particularly from Payment Collection Systems (PCS) and Data Center segments, from P100 million in the 1st quarter of 2004 to P99 million in the first quarter of this year..

There was a slight improvement in gross profit which could be attributed to the lower cost of contracts and services, from P46 million in the first three months of 2004 to P47 million in the first quarter of 2005.

Total Assets decreased as a result of the improved collections increasing cash by P16 million from ₱58 million in Mar 2004 to P74 million in March 2005.

Year-on-year decreases in liabilities include the following accounts: Short term liabilities, and Accounts Payable.

Stockholders' Equity slightly improved by 12% due to income achieved during the quarter.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

(See also Notes to Financial Statements Nos. 3, and 7)

Financial Highlights:	Current Yr. YTD Mar '05	Previous Yr. YTD Mar '04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 698	₱ 752	(7)
Operating Income	462	438	5
Net Income	230	288	(20)
Total Assets	4,522	5,105	(11)
Total Liabilities	2,072	2,722	(24)
Total Stockholders' Equity	2,286	2,224	3

FPPC's gross revenues decreased slightly by 7% due mainly to lower demand for the quarter under review.

Due to lower operating expenses for the first quarter of 2005, operating income slightly improved by 5%, from ₱438 million in the first three months of 2004 compared to ₱462 million in the same period this year.

Total Assets decreased by 6 percent due to the decrease in Investment and Advances and other current assets.

Stockholders' Equity increased due mainly to lower cumulative translation adjustment booked this quarter.

MANILA ELECTRIC COMPANY
AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE
As of March 31, 2005
(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	11,550	10,381	239	99	831
Government	449	286	46	15	102
General Power					
Private	10,689	9,380	249	119	941
Government	2,344	1,656	202	47	439
Flat / Streetlights					
Private	49	30	3	2	14
Government	448	230	37	15	166
Sub-total					
Private	22,288	19,791	491	220	1,786
Government	3,241	2,172	285	77	707
Others(Subsidiaries)	4,314	3,995	54	51	214
Gross Trade Receivables	29,843	25,958	830	348	2,707
Less: Allow. for Doubtful Accounts	1,500				1,500
Net Trade Receivables	28,343	25,958	830	348	1,207
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**28,384**	**25,958**	**830**	**348**	**1,248**

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

a) Regular General Service	Mostly residential customers	22 days
b) General Power	Combination of commercial and industrial customers	22 days
c) Flat / Streetlights	Mostly streetlights and hospitals	22 days
d) Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of March 31, 2005 and 2004
(With comparative figures as of December 31, 2004)
(In Million Pesos, except ratio)

	Mar 2005	Mar 2004	Audited As of Dec 2004
Preferred stock	2,490	1,622	2,295
Common stock	10,074	10,078	10,074
Capital in excess of par value	2,943	2,920	2,944
Deposits on subscriptions to Preferred stock	82	98	87
Subscriptions receivable, common	(72)	(98)	(72)
TOTAL PAID-IN CAPITAL (A)	15,517	14,620	15,328
UNAPPROPRIATED RETAINED EARNINGS (B)	(728)	3,251	827
RATIO (B / A)	(4.7%)	22.2%	5.4%

Note: Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended March 31, 2005 and 2004

Consolidated Financial Statements
For the Three Months Ended March 31, 2005, 2004 and
For the Year Ended December 31, 2004

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Co.	Consolidated	Consolidated & Audited
	Mar 2005	Mar 2005	Dec 2004
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 5 and 15)	₱87,149	₱91,305	₱88,378
Construction in progress (Note 6)	4,714	5,255	4,623
Investments - at equity (Note 7)	3,638	2,477	1,846
Investments - at cost (Note 8)	76	76	599
Investments in real properties (Notes 8 and 15)			3,425
Land held for future development (Notes 4 and 15)	–	498	1,068
Other noncurrent assets (Notes 9 and 23)	24,057	24,731	27,853
Total Noncurrent Assets	119,634	124,342	127,792
Current Assets			
Cash and cash equivalents (Note 10)	4,329	4,873	4,918
Receivables (Notes 9, 11, 15 and 20)	25,061	29,398	28,468
Inventories (Note 12)	1,091	1,323	1,064
Deferred income tax assets (Note 23)	0	0	0
Other current assets (Notes 13 and 23)	626	902	687
Total Current Assets	31,107	36,496	35,137
TOTAL ASSETS	₱150,741	₱160,838	₱162,929
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock (Note 14)	₱2,490	₱2,490	₱2,295
Common stock (Note 14)	10,074	10,074	10,074
Capital in excess of par value (Note 14)	2,943	2,943	2,944
Subscriptions receivable - common stock (Note 14)	(72)	(72)	(72)
Deposits on subscriptions to preferred stock	82	82	87
Appraisal increase in utility plant and others (Note 5)	17,842	17,842	18,154
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	971	971	811
Share in cumulative translation adjustment (Note 7)	(25)	(25)	(25)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	(728)	(728)	827
Appropriated retained earnings (Note 14)	200	200	200
Total Stockholders' Equity	33,777	33,777	35,295

(Forward)

	Parent Co.	Consolidated	Consolidated & Audited
	March 2005	Mar 2005	Dec 2004
		(Amounts in Millions)	
Minority Interest	**₱–**	**₱2,740**	₱2,966
Noncurrent Liabilities			
Customers' refund - noncurrent portion (Note 1)	**15,142**	**15,142**	15,142
Long-term debt-net of current portion (Notes 5, 15, and 25)	**20,600**	**22,792**	21,985
Customers' deposits (Notes 17 and 18)	**16,817**	**16,817**	16,400
Liability arising from deferred fuel costs(Note 9)	**12,721**	**12,721**	13,031
Deferred income tax liabilities (Note 23)	**7,222**	**7,222**	7,920
Provisions (Notes 18 and 19)	**11,758**	**11,758**	10,313
Estimated liability for project development (Note 27)	**–**	**3,404**	692
Other noncurrent liabilities (Note 9)	**3,147**	**3,458**	2,828
Total Noncurrent Liabilities	**87,407**	**93,314**	88,311
Current Liabilities			
Notes payable (Note 16)	**0**	**411**	442
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	**22,873**	**23,882**	26,469
Customers' refund – current portion (Note 1)	**4,798**	**4,798**	5,409
Long-term debt – current portion (Notes 5, 15 , and25)	**2,044**	**2,044**	4,007
Long-term debt classified as current (Notes 5, 15, and 25)	**-**	**-**	-
Income tax payable	**(158)**	**(128)**	30
Total Current Liabilities	**29,557**	**31,007**	36,357
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱150,741**	**₱160,838**	₱162,929

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	3 Months Ended Mar 31		3-Months Ended Mar 31	
	2005	2004	2005	2004
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	₱36,449	₱32,470	₱37,162	₱33,335
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**32,852**	26,610	**32,852**	26,610
Operations and maintenance (Notes 20, 22 and 24)	**2,051**	2,312	**2,101**	2,364
Depreciation and amortization (Notes 9 and 22)	**952**	1,108	**1,004**	1,163
Taxes other than income tax (Note 23)	**74**	68	**77**	70
Cost of contracts and services (Note 22)	–	–	**194**	234
Cost of real estate	–	–	**244**	360
	35,929	30,098	36,472	30,801
OPERATING INCOME Before Prov. For Prob Losses	520	2,372	690	2,534
Provision for Probable Losses	1,411	-	1,411	-
OPERATING INCOME (LOSS) AFTER PROVISION	(891)	2,372	(721)	2,534
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	**(758)**	(835)	**(875)**	(931)
Unrecoverable purchased power (Notes 20 and 27)	**(721)**	(1,073)	**(721)**	(1,073)
Equity in net earnings (losses) of investees (Note 7)	**0**	139	**15**	124
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	**(61)**	(111)	**(61)**	(111)
	(1,540)	(1,880)	**(1,642)**	(1,991)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**(2,431)**	492	**(2,363)**	543
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	**124**	(380)	**124**	(387)
Deferred	**598**	232	**571**	233
	722	(148)	**695**	(154)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**(1,709)**	344	**(1,668)**	389
MINORITY INTEREST	–	–	**(41)**	(45)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	**(1,709)**	344	**(1,709)**	344
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	-	–
NET INCOME (LOSS) (Note 28)	**(₱1,709)**	₱344	**(₱1,709)**	₱344
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	**(₱1.697)**	₱0.344	**(₱1.697)**	₱0344
Excluding depreciation on appraisal increase	**(1.544)**	0.499	**(1.544)**	0.499
On net income (loss)				
Including depreciation on appraisal increase	**(1.697)**	0.344	**(1.697)**	0.344
Excluding depreciation on appraisal increase	**(1.544)**	0.499	**(1.544)**	0.499
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	**(P1.697)**	P0.343	**(P1.697)**	P0.343
Excluding depreciation on appraisal increase	**(1.544)**	0.498	**(1.544)**	0.498

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Mar 2005	Mar 2004
	(Amounts in Millions)	
PREFERRED STOCK (Note 14)		
Balance at beginning of year	₱2,295	₱1,407
Issuance of shares	390	293
Redemption of shares	(195)	(78)
Balance at end of year	2,490	1,622
COMMON STOCK (Note 14)		
Balance at beginning of year	10,074	9,993
Subscriptions	0	85
Balance at end of year	10,074	10,078
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year	2,944	2,895
Increase(Decrease) in subscription on repurchase option (Note 14)	(1)	25
Balance at end of year	2,943	2,920
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)		
Balance at beginning of year	(72)	(10)
Reclassified to (from) current receivables	0	(88)
Cancelled subscriptions		
Balance at end of year	(72)	(98)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK		
Balance at beginning of year	87	101
Additional deposits on subscriptions	0	290
Issuance of shares	(5)	(293)
Cancelled subscriptions	-	-
Balance at end of year	82	98
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)		
Balance at beginning of year	18,154	27,445
Additions/(adjustments)	(158)	(239)
Revaluation increment of disposed utility plant & others	-	-
Depreciation on appraisal increase transferred to unappropriated retained earnings	(154)	(156)
Balance at end of year	17,842	27,050
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)		
Balance at beginning of year	811	1,455
Additions	160	240
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	-	-
Balance at end of year	971	1,695
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)		
Balance at beginning of year	(25)	(35)
Translation adjustment during the year	-	-
Balance at end of year	(25)	(35)

(Forward)

	Mar 2005	Mar 2004
	(Amounts in Millions)	
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)		
Balance at beginning of year, as previously reported	**₱827**	₱2,951
Prior period adjustments arising from customers' refund (Note 1)	-	-
Change in accounting for provisions and intangible assets (see Note 2)	-	-
Balance at beginning of year, as restated	**827**	2,951
Net income (loss)	**(1,709)**	344
Depreciation on appraisal increase in utility plant and others	**154**	156
Depreciation on share in revaluation increment of subsidiaries and an associate	-	–
Revaluation increment of disposed utility plant and others		
Cash dividend on preferred stock – 2% for the year 2003	-	-
Transfers from (to) appropriated retained earnings	-	(200)
Balance at end of year	**728**	3,251
APPROPRIATED RETAINED EARNINGS (Note 14)		
Balance at beginning of year	-	-
Transfers from (to) unappropriated retained earnings	**200**	200
Balance at end of year	**200**	200
	₱33,777	₱46,781

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended March 31			
	2005	2004	**2005**	2004
		(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**(₱2,431)**	₱492	**(P2,363)**	₱543
Adjustments for:				
Depreciation and amortization	**952**	1,108	**1,004**	1,163
Interest expense on loans	**462**	520	**520**	645
Other financial charges	**102**	57	**102**	57
Franchise tax expense	**74**	68	**77**	70
Interest expense on customers' deposits	**361**	349	**361**	349
Interest and dividend income	**(167)**	(91)	**(107)**	(63)
Provision for doubtful accounts	**0**	106	**0**	108
Equity in net (earnings) losses of investees	**0**	(140)	**(15)**	(124)
Minority interest	**–**	-	**40**	45
Other provisions	**958**	547	**(489)**	(2,492)
Provision for (recovery of) probable losses on disallowed receivables	**61**	111	**61**	111
Operating income before working capital changes	**372**	3,127	**(809)**	412
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	**870**	999	**(966)**	227
Inventories	**(243)**	(61)	**(259)**	(290)
Other current assets	**(19)**	1,387	**(215)**	(179)
Estimated liability for project development	**-**	-	**2,713**	344
Increase in:				
Accounts payable and other current liabilities	**(2,827)**	1,114	**(2,479)**	1,481
Other non-current liabilities	**855**	(1,424)	**1,066**	(8,573)
Customer's refund-current	**(612)**	(1,532)	**(612)**	(1,532)
Net cash generated from operations	**(1,604)**	3,610	**(1,561)**	(8,110)
Franchise tax paid	**(1,316)**	(1,022)	**(1,316)**	(1,171)
Interest paid	**(357)**	(242)	**(357)**	(338)
Income tax paid	**0**	(3)	**0**	(3)
Interest and dividend received	**167**	91	**107**	63
Cash flow from ordinary activities	**(3,110)**	2,434	**(3,127)**	(9,559)
Customers' refund paid	**(44)**	(197)	**(44)**	(197)
Net cash provided by operating activities	**(3,154)**	2,237	**(3,171)**	(9,756)

(Forward)

US SEC
File No. 82-3237

	Parent Company		Consolidated	
	Three Months Ended March 31			
	2005	2004	**2005**	2004
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱1,047)**	(₱1,296)	**(₱1,077)**	(₱1,314)
Decrease (increase) in:				
Other receivables	**79**	(8)	**37**	441
Other noncurrent assets	**3,142**	(941)	**3,121**	(584)
Land and development costs	**–**	–	**570**	124
Other current liabilities	**698**	(24)	**(266)**	(911)
Increase(decrease) in investments and advances	**-**	(109)	**3,317**	3,276
Increase(decrease) in other property and equipment	**(91)**	472	**(632)**	423
Adjustments to utility plant	**-**	-	**(1,850)**	8,939
Net cash used in investing activities	**2,781**	(1,906)	**3,220**	10,394
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**-**	(490)	**(19)**	(490)
Long-term debt	**(288)**	(1,574)	**(462)**	(1,574)
Proceeds from:				
Notes payable	**0**	0	**-**	-
Long-term debt	**0**	0	**0**	0
Advance payment received from a customer	**–**	-	**–**	-
Increase in customers' deposits	**417**	324	**417**	324
Dividends paid on preferred stock	**0**	0	**-**	-
Proceeds from issuance of and subscriptions to:				
Preferred stock	**384**	294	**384**	294
Common stock	**–**	85	**-**	85
Redemption of preferred stock	**(188)**	(78)	**(188)**	(78)
Increase (decrease) in minority interest	**–**	–	**(226)**	(207)
Net cash provided by (used in) financing activities	**325**	(1,439)	**(94)**	(1,646)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(48)**	(1,108)	**(45)**	(1,008)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**4,377**	5,107	**4,918**	5,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,329**	₱3,999	**4,873**	₱4,312

See accompanying Notes to Financial Statements.

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,901 by the end of March 31, 2005, 5,854 by the end of March 31, 2004 and 5,963 by the end of December 31, 2004. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

b. Regulation and Franchise Renewal

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidate the Parent Company's 50 franchises servicing 23 cities and 88 municipalities in Metro Manila and in six surrounding provinces.

c. Unbundling Rate Case Filed with the Supreme Court (SC)

On April 14, 2000, the Parent Company filed with the ERB an application for a P0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's P0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedited the resolution of the rate cases. All records

and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of P0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of P0.0835 per kwh increase reflecting higher generation and transmission charges and a P0.0865 per kwh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of the March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to ERC for further proceedings. It also ordered ERC to direct the Commission of Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On February 9, 2005, the Parent Company filed with the Supreme Court a motion for a 30-day extension of the period within which to file a petition for the review of the CA decision. The ERC filed with the SC on February 11, 2005 a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company filed a petition for review with the SC on March 11, 2005, the Parent Company has provided for these losses amounting to ₱9,824 million (its tax effect of ₱3,144 million is presented as part of "Provision for (benefit from) income tax" account in the 2004 statement of income). For the first quarter ended March 31, 2005, the Parent Company provided for probable losses amounting to P1,411 million. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case.

d. Supreme Court (SC) Decision on the ₱0.167 Refund

On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company proposed to the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kilowatt-hours or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kwh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kilowatt-hours of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, which will involve refunds to commercial and industrial customers and all other customers not covered by Phases I – III, the Parent Company has submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 400 kwh. Phase IV-B will cover medium, large, very large and extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 400 kwh. The Parent Company has proposed to commence Phase IV this year through fixed credit to bills over a period of 36 and 63 months, for Phases IV-A and IV-B,

respectively. In addition, qualified customers under Phase IV-B will be given the option to receive a financial instrument with a liquidity feature.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006 and ordered the Parent Company to submit specific details on the implementation of Phase IV-B. However, the Parent Company was informed by the Bureau of Internal Revenue (BIR) that it will impose a withholding income tax on the refund to customers under Phase IV and will appoint the Parent Company as its withholding agent. The Parent Company, thus filed a Manifestation and Motion with the ERC last January 28, 2005, requesting for an indefinite deferment of the implementation of Phase IV-A until BIR releases the revenue regulation and to allow the Parent Company to prepare for compliance with the BIR guidelines. The Parent Company is still evaluating its implementation proposal for Phase IV-B and will submit this to ERC soon.

As of March 31, 2005, the balance of the refund for each of the four phases follows:

Phase	Balance Beginning	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱627	₱74	₱133	₱420
II	1,387	206	831	350
III	4,905	235	3,578	1,092
IV	18,689	–	–	18,689
	₱25,608	₱515	₱4,542	₱20,551

Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱5,409 million is shown as part of current liabilities in the 2004 balance sheet.

Certain consumer groups have asked the ERC to clarify whether or not the Parent Company will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision as not requiring the Parent Company to pay interest. Furthermore, Phases I, II, III and IV-A of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount. The ERC in its Order dated January 6, 2005 ruled that there was no legal basis for the payment of interest on the refund.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2004:

SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry foraward of unused tax credits and unused tax losses can be utilized. Deferred income tax liabilities are recognized for all taxable temporary differences. The adoption of IAS 12 resulted in the recognition of deferred tax liability on revaluation increment. This resulted in an increase in net income by ₱323 million, ₱360 million and ₱318 million in 2004, 2003, and 2002, respectively. The change also decreased the beginning consolidated stockholders' equity by ₱9,249 million, ₱8,914 million and ₱8,185 million in 2004, 2003 and 2002, respectively, due to the recognition of deferred tax liabilities on the following:

	2004	2003	2002
		Amounts in Millions	
Appraisal increase in utility plant & others	P8,783	P8,365	P8,185
Share in revaluation increment of Subsidiaries and an associate	466	549	-

SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures that apply to finance and operating leases. The standard requires the recognition of operating lease on a straight-line basis over the term of the lease. The effect of adopting SFAS 17/IAS 17 is not material.

New and Revised Accounting Standards Effective in 2005

New accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS) or Philippine Financial Reporting Standards (PFRS), will become effective in 2005. The Company will adopt the following relevant new accounting standards effective January 1, 2005:

PAS 19, "Employee Benefits," requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires companies to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. Based on actuarial valuation dated December 31, 2004 computed under PAS 19, the unfunded liability as of December 31, 2004 amounted to ₱4,617 million. Adoption of PAS 19 will result in an estimated increase in total liabilities by ₱4,617 million. The recognition of said liability may be done on either a one-time retroactive basis or over a period of five years.

PAS 21, "The Effects of Changes in Foreign Exchange Rates," will result in the elimination of the capitalization of foreign exchange losses. The Company believes that the financial statement impact of the adoption of this standard will not be material (see accounting policy on "Foreign Currency Transactions").

PAS 32, "Financial Instruments: Disclosure and Presentation," covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the company, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Accordingly, the Company's preferred shares, amounting to ₱2,382 million as of December 31, 2004, will be reclassified as debt and the dividends will be treated as interest expense. Retained earnings will be reduced by ₱149 million and ₱83 million in 2004 and 2003, respectively. Accumulated and unpaid dividends amounting to approximately ₱275 million will be reclassified to accrued interest payable.

PAS 39, "Financial Instruments: Recognition and Measurement," establishes the accounting and reporting standards for the recognition and measurement of a company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

PAS 39 prescribes the use of effective interest rate method in amortizing transaction costs related to financial instruments, including debt issue costs.

PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. A company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

The Company has formed a team to quantify the impact of adopting PAS 32 and PAS 39 and is currently reviewing its existing processes and information systems to determine the required changes in order to comply with the requirements of PAS 32 and PAS 39. The Company expects increased volatility in net earnings due to fair value accounting for financial instruments.

PAS 40, "Investment Property," prescribes the accounting treatment for investment property and related disclosure requirements. This standard permits the Company to choose either the fair value model or cost model in accounting for investment property. Fair value model requires an investment property to be measured at fair value with fair value changes recognized directly in the statements of income. Cost model requires that an investment property should be measured at depreciated cost less any accumulated impairment losses. The Company is yet to decide its preference on the models after it has completed its evaluation of the overall impact of PFRS conversion which is currently ongoing.

PFRS 2, "Share-Based Payments", requires the recognition of goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. The adoption of PFRS 2 will impact the equity-settled awards granted by the Company after November 7, 2002 that had not vested as of January 1, 2005, the date of adoption.

The main impact of PFRS 2 on the Company is the expense recognition of the employees' stock option value using a stock option-pricing model. The adoption of PFRS 2 is expected to result in a decrease in the net assets by ₱110 million. The decrease in net assets will result from the reclassification of capital stock account to deposit liability account.

The adoption of PFRS 2 will not significantly change the Company's basic and diluted earnings per share.

In addition to the standards above, the Company will adopt the following new standards on January 1, 2005:

PAS 1, "Presentation of Financial Statements", provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying the entity's accounting policies. It also requires changes in the presentation of minority interest in the balance sheets and statements of income. It also requires the liability to be classified as current at the balance sheet date even if, after the balance sheet date and before the financial statements are authorized for issue, the lender has agreed not to demand payment as a consequence of the breach. The adoption of PAS 1 would result in additional disclosures and presentation changes in the financial statements.

PAS 16, "Property, Plant and Equipment", provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. It also requires that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration, the obligation for which the Company incurs as a consequence of installing the item or of using the item during a particular period for purposes other than to produce inventories during that period. The Company has yet to determine the impact of these new requirements as quantification will require detailed evaluation of significant items of property, plant and equipment as well as determination of the existence of any constructive and/or legal obligation related to the dismantlement, removal or restoration of certain of its property, plant and equipment. In the 2005 financial statements, the financial statement impact, if any, of these new provisions will be adjusted retroactively and prior years' financial statements will be restated accordingly.

PAS 27, "Consolidated and Separate Financial Statements", reduces alternatives in accounting for investments in the separate financial statements of a parent, venturer or investor. Investments in subsidiaries will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the parent to make appropriate adjustments to the subsidiary's financial statements to conform them to the parent's accounting policies for reporting like transactions and other events in similar circumstances.

PAS 28, "Investments in Associates", reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

PAS 31, "Interests in Joint Ventures", reduces the alternatives in accounting for interests in joint ventures in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements.

When the Company adopts PAS 27, PAS 28 and PAS 31 in 2005, its investments in associates and in a joint venture will be accounted for under cost method in the parent company financial statements. Accordingly, the adoption will increase (decrease) the following accounts in the parent company financial statements:

	December 31	
	2004	2003
	Amounts in Millions	
Beginning retained earnings	**(₱859)**	(₱727)
Carrying amount of investments	**(2,132)**	(1,976)
Share in revaluation increment of subsidiaries and an associate	**(1,152)**	(1,334)
Share in cumulative translation adjustment of an associate	**(25)**	(35)
Net income	**(146)**	50

PFRS 1, "First-Time Adoption of Philippine Financial Reporting Standards", requires an entity to comply with PFRS effective at the reporting date for its first PFRS financial statements. In particular, the PFRS requires an entity to do the following in the opening PFRS balance sheet that it prepares as a starting point for its accounting under PFRS: (a) recognize all assets and liabilities whose recognition is required by PFRS; (b) not recognize items as assets and liabilities if PFRS do not permit such recognition; (c) reclassify items that it recognized under previous generally accepted accounting principles as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under PFRS; and (d) apply PFRS in measuring all recognized assets and liabilities. Any additional disclosure requirements by this standard will be presented accordingly.

The following new standards will also be adopted in 2005 but are expected to have no material impact to the Company. Required disclosures will be included in the 2005 financial statements where applicable.

PAS 2, "Inventories", reduces the alternatives for measurement of inventories. It does not permit the use of the last-in, first-out formula to measure the cost of inventories.

PAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omission or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting error.

PAS 10, "Events After the Balance Sheet Date", provides a limited clarification on the accounting for dividends declared after the balance sheet date.

PAS 17, "Leases", provides a limited revision to clarify the classification of a lease of land and building and prohibits the expensing of initial direct costs in the financial statements of the lessors.

PAS 24, "Related Party Disclosures", provides additional guidance and clarity in the scope of the standard, the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

PAS 33, "Earnings per Share", provides additional guidance and illustrative examples on selected complex matters in the computation of earnings per share, such as the effects of contingently issuable shares; potential ordinary shares of subsidiaries, joint ventures or associates; participating equity instruments; written put options; purchased put and call options; and mandatorily convertible instruments.

PFRS 5, "Noncurrent Assets Held for Sale", specifies the accounting for assets held for sale and the presentation and disclosure of discontinued operations. It requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and the depreciation on such assets to cease. Furthermore, assets that meet the criteria to be classified as held for sale should be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the statements of income.

The Company is presently evaluating the financial statement impact of the forthcoming new standards that will be effective in 2005 and will decide on the most appropriate accounting treatment once the quantification of the various effects have been substantially completed.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			Mar'05	Mar'04	Dec2004
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**38***	38	38
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *Ownership interest reduced to 38%. and was deconsolidated in 2004.*

Subsidiaries are consolidated from the date on which control is transferred to the Parent Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR), Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell). For 2003 and 2002, these also include Batangas Cogen.

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates
The Parent Company's investments in associates, entities which Parent Company owns at least 20% or has significant influence and are neither subsidiaries nor joint ventures, are accounted for under the equity method of accounting in the financial statements. They are carried in the balance sheets at cost plus post-acquisition changes in the Parent Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Parent Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

Investments in Real Properties
Investments in real properties represent land, buildings, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments
All other investments held on a long-term basis are carried at cost less any impairment in value and are included in "Investments - at cost" account in the balance sheets.

Utility Plant and Others
Utility plant and others are stated at revalued amounts less Currency Exchange Rate Adjustment (CERA) recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a firm of qualified independent appraisers.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as additional costs of utility plant and others.

A two-year lag exists in the recording of appraised values except for 2003, where the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the date of the financial statements. For practical purposes, the Parent Company has consistently adopted the lag in recording.

Additions to utility plant and others subsequent to the last appraisal date are stated at cost. Recorded appraisal increase is reduced by the amount being recovered through the CERA II Clause for Debt Service. Any increase in the utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account in the balance sheets. Any decrease is first offset against the increase on earlier valuation with respect to the same property and is thereafter charged to current operating income. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Parent Company's new base exchange rate of ₱40.081, it is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and any impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, depreciation of utility plant and others is computed using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Buildings and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of utility plant and others is computed based on the double-declining balance method.

Depreciation of assets of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱75 million (included in the consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful lives and depreciation methods are reviewed periodically to ensure that the periods and methods of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress of subtransmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Impairment of Assets

The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized initially as a reduction of the respective appraisal increase of the impaired asset and any excess as a charge to current operations. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however, not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years.

Land and Development Costs

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising from the restatement of deferred pass-through fuel costs are deferred as these costs will be passed on to customers upon consumption.

Debt Issuance Costs
Debt issuance costs are deferred and amortized using the straight-line method and are removed from the accounts when the loans are fully settled or restructured.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to a corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount or face value less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, construction costs and borrowing costs incurred during construction. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Interest income is recognized as the interest accrues. The following specific recognition criteria must also be met before revenue is recognized:

Parent Company

Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

- Basic Charge. This charge allowed the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kwh.

- CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate, respectively.

- PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. This represents changes in the Parent Company's purchased power cost beyond the base level of ₱1.7845 per kwh incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC on December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(c), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA were the mechanisms by which the Parent Company was able to reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA were fixed until such time that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms still allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of a year are reversed or accrued.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kwh starting February 1, 2005 until January 2007.

MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the Company's construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues" account in the statements of income) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

CIS

- Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

- Consultancy fees are recognized when software services are rendered.

- Sales from computer equipment and peripherals are recognized when goods are delivered.

e-MVI and MEI

- Revenue is recognized when services have been rendered.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from restatement of foreign currency denominated loans to the current exchange rate are deferred (included as part of "Other noncurrent assets" account in the balance sheets) and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recoverable through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs

The Parent Company has a funded, noncontributory defined benefit retirement plan for substantially all of its permanent employees. Effective 2003, retirement costs of the Parent Company are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs of the Parent Company were actuarially determined using the entry age normal funding method. The effect of the change on the financial statements is not material.

Certain subsidiaries provide for retirement benefits based on projected unit credit method or entry age normal funding method.

Stock Ownership Plan

The Parent Company has a stock ownership plan for its management and employees to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Leases

Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of MCIT and NOLCO can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Financial Instruments

The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amounts paid to or received from counterparties under these interest rate structures are recorded as interest expense in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Mark-to-market values are presented in the related notes for disclosure purposes only.

Subsequent Events

Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Subsequent events that are not adjusting events are disclosed in the notes when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.

The real estate segment is involved in real estate development and leasing.

The services segment is involved principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and segments results for 2003 and 2002 have been restated to reflect the effect of change in policy with respect to income tax (see Note 2).

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Mar-2005	Mar-2004	Dec 2004	**Mar-2005**	Mar-2004	Dec-2004	**Mar-2005**	Mar-2004	Dec-2004	**Mar-2005**	Mar-2004	Dec-2004	**Mar-2005**	Mar-2004	Dec-20
								(Amounts in Millions)							
Revenues															
External sales	**P36,449**	P32,470	P147,614	**P515**	P 592	P2,705	**P198**	P273	P1,272				**37,162**	33,335	P151,61
Inter-segment sales			23	–	–	–	**85**	52	131			(131)			
Total revenues	**36,449**	32,470	147,637	**515**	592	2,705	**283**	325	1,403	**(85)**	(52)	(P131)	**37,162**	P33,335	P151,6
Results															
Segment results	**(1,673)**	1,187	(1,425)	**119**	117	414	**51**	45	171	–	–	53	**(1,503)**	(1,350)	(78
Extraordinary loss															
Interest and other charges – net													**(876)**	(931)	(3,47
Equity in net earnings of investees													**15**	124	22
Minority interest													**(40)**	(45)	(11
Provision for (benefit from) income tax													**695**	(154)	1,55
Net income (loss)			(1,425)			414			171			53	**(1,709)**	344	(2,61
Other Information															
Segment assets	**147,103**	141,212	151,072	**12,265**	10,465	10,248	**1,393**	1,570	1,433	**(1,928)**	(2,338)	(1,670)	**158,833**	150,909	161,08
Deferred income tax assets															
Investments – at equity	**3,638**	4,246								**(1,633)**	(1,055)		**2,005**	3,191	1,84
Consolidated total assets	**150,741**	145,458	151,072	**12,265**	10,465	10,248	**1,393**	1,570	1,433	**(3,561)**	(3,393)	(1,670)	**160,838**	154,100	162,92
Segment liabilities	**116,964**	98,677	111,593	**6,167**	4,573	4,177	**1,586**	1,830	4,349	**(396)**	(403)	(405)	**124,321**	104,677	119,71
Deferred income tax liabilities															7,92
Minority interest															
Consolidated total liabilities			111,593			4,177			1,382			(405)	**124,321**	104,677	27,63
Capital expenditures	**1,047**	1,295	5,319	**12**	14	40	**18**	5	62	–	–	–	**1,077**	1,314	5,42
Depreciation and amortization	**952**	1,108	4,454	**48**	49	186	**4**	6	33	–	–	6	**1,004**	1,163	4,67
Noncash expenses other than depreciation and amortization	**61**	217	10,241			24			51	–	–	–	**61**	217	10,31

US SEC File No. 82-3237

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2004. Rockwell expects to turnover the "Manansala" units by December 2005. In January 2004, Rockwell launched the "Joya Lofts and Towers," a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 49% market take up by year end valued at ₱2,800 million. As of December 31, 2004, construction activities only involved excavation works. Total estimated cost to complete the project amounted to ₱4,700 million. Rockwell expects to complete the "Joya Loft and Towers" by 2008.

Total cash received from pre-selling activities of "Joya Loft and Towers" amounted to ₱762 million as of December 31, 2004 and is shown as "Deposits from pre-selling of condominium units" under "Accounts payable and other current liabilities" account in the 2004 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	Mar 2005	Mar 2004	Dec 2004
		(Amounts in Millions)	
Trade and other receivables – net	**₱4,041**	₱2,378	₱2,188
Investment in real properties – net	**2,892**	2,751	3,606
Total Assets	**12,265**	10,431	10,263
Long-term debt	**2,192**	2,245	2,366
Estimated liability for project development	**3,404**	1,974	692
Total liabilities	**6,167**	4,558	4,216
Total stockholders' equity	**6,098**	5,874	6,048
Revenues	**516**	592	2,705
Costs and expenses	**466**	525	2,466
Net income (loss)	**50**	67	239

5. Utility Plant and Others

	Parent Company		Consolidated
	Mar-2005	Mar-2004	**Dec 2004**
	(Amounts in Millions)		
At cost:			
Sub-transmission and distribution	**₱70,227**	₱65,462	**P69,584**
Others	**17,125**	16,517	**18,831**
	87,352	81,979	**88,415**
Less accumulated depreciation	**26,513**	23,304	**26,735**
	60,839	58,675	**61,680**
Appraisal increase:			
Sub-transmission and distribution	**22,531**	23,694	**22,663**
Others	**12,739**	12,902	**12,796**
	35,270	36,596	**35,459**
Less accumulated depreciation	**8,960**	9,546	**8,761**
	26,310	27,050	**26,698**
	₱87,149	₱85,725	**88,378**

A qualified independent firm of appraisers performs valuations of utility plant and others periodically, with the latest valuation as of December 31, 2002.

Substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, and ₱84,848 million as of December 31, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount.

A Memorandum of Agreement and Deed of Assignment conveying the title and ownership of the real estate properties have been executed between the Parent Company and the MPF. The corresponding taxes due were paid to the government.

The movement of Parent Company's utility plant and others for the year ended March 31, 2005 follows:

	Subtransmission and Distribution	Others	Total
	(Amounts in Millions)		
Appraised values:			
Beginning	₱92,247	₱29,477	₱121,724
Additions	673	274	947
Disposals/retirements	(49)	-	(49)
Reclassification & others	(113)	113	-
Ending	92,758	29,864	122,622
Accumulated depreciation:			
Beginning	28,760	5,633	34,393
Charge for the year	749	203	952
Disposals/retirements	(49)	0	(49)
Other adjustments	154	23	177
Ending	29,614	5,859	35,473
Net book value – March 31, 2005	₱63,144	₱24,005	₱87,149
Net book value – March 31, 2004			₱85,725

6. Construction in Progress

	Parent Company	Consolidated	Consolidated and Audited
	Mar-2005	**Mar-2005**	Dec-2004
		(Amounts in Millions)	
Beginning	**₱4,623**	**₱4,623**	₱6,188
Additions	**1,691**	**1,691**	5,319
Transfers to utility plant and others	**(1,600)**	**(1,059)**	(6,951)
Reclassification from advance payment to suppliers and others	-	-	67
Ending	**₱4,714**	**₱5,255**	₱4,623

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱43 million, ₱19 million, and ₱97 million for the quarters ended March 31, 2005, March 31, 2004, and year ended December 2003, respectively.

7. Investments at Equity

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Mar-2005	Mar-2004	**Mar-2005**	Mar-2004	Dec-2004
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Computer Information Solutions	**51**	51	–	–	–
Rockwell Land Corp.	**51**	51	–	–	–
Batangas Cogen*	**38**	38	–	–	55
Associates					
First Private Power Corporation and Subsidiary (FPPC)	**40**	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	**Consolidated**	**Consolidated & Audited**
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
FPPC	**₱1,691**	**₱1,691**	₱1,691
Rockwell	**1,567**	–	–
GEPMICI	**88**	**88**	88
Others	**67**	**67**	67
	₱3,413	**₱1,846**	₱1,846

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱1,187 million and ₱859 million as of December 31, 2004 and 2003, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	**GEPMICI**	FPPC	GEPMICI	FPPC	GEPMICI
	Mar 2005		Mar 2004		Dec 2004	
			(Amounts in Millions)			
Current assets	**₱1,488**	**₱293**	₱1,484	₱362	₱1,648	₱114
Noncurrent assets	**3,034**	**58**	2,478	41	3,030	15
Current liabilities	**1,032**	**96**	1,092	143	1,278	40
Noncurrent liabilities	**1,204**	**–**	1,630	–	1,389	–
Net assets	**2,286**	**255**	1,240	260	2,011	89
Revenues	**698**	**49**	752	30	2,951	157
Costs and expenses	**468**	**42**	464	29	1,999	160
Net income	**230**	**7**	288	1	952	(3)

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Mar 2005	Mar 2004	Dec 2004*
		(Amounts in Millions)	
Current assets	**₱75**	₱76	₱84
Noncurrent assets	**13**	9	9
Current liabilities	**(21)**	(48)	30
Noncurrent liabilities	**-**	(2)	-
Net assets	**₱67**	₱35	₱123
Revenues	**₱39**	₱36	₱151
Costs and expenses	**37**	33	133
Net income	**₱2**	₱3	₱18

* *consolidated*

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱322 million and ₱332 million as of December 31, 2004 and 2003, respectively. No borrowing costs were capitalized starting 2001.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI with a par value of ₱1,000 per share. As of December 31, 2004, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱42 million (₱27 million in 2003 and in 2002), and ₱194 million (₱210 million in 2003 and 2002), respectively (shown as part of "Investments - at cost" account in the consolidated balance sheets).

As discussed in Note 15(b), investments in real properties of Rockwell with a carrying value of ₱3,425 million as of December 31, 2004, serve as collateral on certain long-term debt of Rockwell.

The Company separately discloses investments in real properties and investments at cost in the balance sheets.

9. Other Noncurrent Assets

	Parent Company	Consolidated	Consolidated & Audited
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
Deferred pass-through fuel costs (see Note 20)	**₱12,721**	**₱12,721**	₱13,031
Deferred foreign exchange loss (CERA II)	**4,977**	**4,977**	5,993
Deferred PPA – Non current	**6,702**	**6,702**	6,000
Prepaid income tax – net of current portion	**-**	**-**	-
Intangible assets – net	**-**	**-**	-
Unamortized debt issuance costs	**760**	**760**	768
Deferred income tax	-	-	-
Input value added tax (VAT) and creditable withholding tax	(2,898)	(2,898)	1,273
Others	**1,795**	**2,469**	788
	₱24,057	**₱24,731**	₱27,853
	₱27,199	**₱27,853**	₱23,805

a. Deferred pass-through fuel costs

Deferred pass-through fuel costs represents the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" - see Notes 20 and 27(a), due to the constrained dispatch imposed on them by the National Power Corporation (NPC)/National Transmission Corporation (TransCo). Both FGPC's 1,000 megawatt (MW) Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas for the years ended December 31, 2004, 2003 and 2002 for such unconsumed gas amounted to US$82 million, US$64 million and US$85 million, respectively. Such unconsumed gas can be utilized over a period of 10 years up to 2014. The payment term is dependent upon the outcome of the dispute described between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation). The liability to First Gas is interest-bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest expense for the years ended December 31, 2004 and 2003 amounted to ₱366 million and ₱152 million, respectively, and is shown as part of "Interest and other charges" account in the statements of income.

A dispute has arisen between First Gas and the Gas Sellers under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers.

First Gas intends to vigorously pursue its dispute with Gas Sellers under the GSPA. Management of First Gas, based on the advice of its legal counsel, does not expect the resolution through arbitrations of said disputes to happen within the next two to two and a half years.

Consequently, the Parent Company's obligations to pay for unconsumed gas for 2004, 2003 and 2002 would also be deferrable until the resolution of the dispute. The liability on unconsumed gas, amounting to ₱13,031 million, ₱8,286 million and ₱4,544 million as of December 31, 2004, 2003 and 2002, respectively, is presented as a noncurrent liability and is shown as "Liability arising from deferred pass-through fuel costs" in the balance sheets. The related liability for interest amounting to ₱518 million and ₱152 million as of December 31, 2004 and 2003 is shown as part of "Other noncurrent liabilities" account in the balance sheets.

The beneficiaries of the dispute are the Parent Company and the consumers who will benefit from any reduction in the cost of natural gas, as the cost of fuel is a pass-through cost. In case First Gas loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, it will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

b. Deferred PPA

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing unbilled PPAs. The Parent Company filed a MR on May 7, 2002 which the ERC denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9,269 million as of September 30, 2002, only ₱7,180 million can be billed to the customers. The difference of ₱2,089 million, which was not allowed to be recovered from customers by the ERC, pertains to anti-pilferage campaign expenses of ₱1,279 million and VAT savings in Independent Power Producers' (IPP) costs of ₱810 million which were reflected in residential customers' bills as part of the ₱0.30 per kwh mandated rate reduction (MRR) provided for in Section 72 of RA No. 9136.

The Parent Company has written-off the portion related to anti-pilferage campaign expenses of ₱1,279 million. Of this amount, ₱401 million is reflected as reduction in revenue while ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002

statement of income. Pending final resolution by ERC and the competent Court, the Parent Company provided an allowance and a provision for probable losses for the remaining portion of the disallowances by the ERC amounting to ₱810 million. In a letter dated October 30, 2002, the ERC ordered the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings in IPP costs as part of the MRR. The Parent Company continued to absorb a portion of the 30 centavos MRR reduction pending ERC's final resolution.

Of the total approved deferred PPA in 2002, ₱1,545 million pertains to transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. The Parent Company has provided an allowance of ₱829 million for this portion and the provision is included in "(Recovery of provision for) probable losses on disallowed receivables" account in the 2002 statement of income.

Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges. A portion of the transmission line fee charges for the year ended December 31, 2003 amounting to ₱523 million, is shown as part of "Recovery of (provision for) probable losses on disallowed receivables" account in the 2003 statement of income. The provisioning for both periods were estimated based on previous ERC Decision.

While the ERC in the same order has allowed the Parent Company to collect ₱5,635 million (₱7,180 million less ₱1,545 million) of the total deferred PPA as of 2002, the manner and schedule for the collection were not specified.

In ERC's Decision on the Parent Company's rate unbundling case dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,635 million through its rates to customers by an amount equivalent to ₱0.0875 per kwh over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kwh as deferred PPA recovery. This additional ₱0.0127 per kwh, together with the ₱0.0875 per kwh collection which started in the billing month of April 2003, brings to ₱0.1002 per kwh the total deferred PPA recovery that will be incorporated in the Generation Charge component of the customers' bills.

On December 8, 2003, the Parent Company made its first application under the GRAM covering the period May to September 2003 supply months. An amended application was filed on January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the VAT savings passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated VAT savings passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the Generation

Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

In an Order dated September 20, 2004, ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of P843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of NPC". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million, was computed based on the said ERC Order.

Based on the collection period approved by the ERC, current and noncurrent portion of the deferred PPA is as follows:

	2004	2003
	(Amounts in Millions)	
Current [shown as part of "Notes and customers" accounts (see Note 11)]	**₱3,377**	₱2,619
Noncurrent – net	**6,000**	3,487
Total	**₱9,377**	₱6,106

c. CERA II

CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

d. Unamortized debt issuance costs
The movement of this account is as follows:

	Parent Mar 2005	Consolidated Mar 2005	Consolidated & Audited 2004
		(Amounts in Millions)	
Balance, beginning of year	**₱768**	₱768	₱726
Additions	**-**	–	438
Amortization	**-**	-	(149)
Write off	**(8)**	(8)	(247)
Balance, end of year	**₱760**	₱760	₱768

e. Intangible assets

Intangible assets represent mainly software cost, consultancy fees and other development expenditures related to the Parent Company's corporate-wide computerization program. Amortization (shown as part of "Depreciation and amortization" account in the statements of income) charged to operations amounted to ₱788 million, and ₱789 million for the years ended December 31, 2004, and 2003, respectively.

10. Cash and Cash Equivalents

	Parent Company	Consolidated	Audited
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
Cash on hand and in banks	**₱2,149**	**₱2,693**	₱2,690
Short-term investments	**2,180**	**2,180**	2,228
Others	**-**	**-**	-
	₱4,329	**₱4,873**	₱4,918

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. Receivables

	Parent Company	Consolidated	Audited
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱9,941**	**₱9,941**	₱11,036
Unbilled	**15,630**	15,630	15,455
Trade receivables of subsidiaries	**-**	**4,314**	2,529
Related parties (see Note 20)	**336**	**336**	178
Others	**654**	**677**	872
	26,561	**30,898**	30,070
Less allowance for doubtful accounts	**1,500**	**1,500**	1,602
	₱25,061	**₱29,398**	₱28,468

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. Inventories

	Parent Company	Consolidated	Audited
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
At net realizable value:			
Materials and supplies	**₱1,091**	**₱1,121**	₱865
Condominium units for sale-at net realizable value	–	**202**	199
	1,091	**1,323**	1,064

13. Other Current Assets

	Parent Company	Consolidated	Audited
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
Current portion of prepaid income tax (see Note 23)	**₱537**	**₱537**	₱538
Advance payments to suppliers	89	89	70
Others	-	276	79
	₱626	**₱902**	₱687

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

Audited

	Mar 2005	Mar 2004	Dec 2004
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B – 249,054,979 shares in Mar 2005, 162,239,795 shares in Mar 2004, and 229,531,445 shares in Dec 2004	**₱2,490**	₱1,622	₱2,295

Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 997,571,301 shares in Mar 2005, 999,261,461 shares in Mar 2004 and 997,571,301 shares in Dec 2004	**₱9,976**	₱9,993	₱9,976
Subscribed – 9,779,985 shares in Mar 2005, 10,537,996 shares in Mar 2004 and 9,779,985 shares in Dec 2004	**98**	105	98

	₱10,074	₱10,078	₱10,074

The Articles of Incorporation of the Parent Company was amended in a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to reflect the increase in its authorized capital stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Parent Company has not yet filed the Amended Articles of Incorporation with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

As of December 31, 2003, cumulative dividends on preferred shares that have not been declared or paid since second quarter of 2003 amounted to approximately ₱65 million.

Movement of capital stock follows:

Audited

	Mar 2005	Mar 2004	Dec 2004
Preferred stock:			
Balance at beginning of year	**229,531,445**	140,655,458	140,655,458
Issuance of shares	**38,362,209**	29,408,661	97,360,644
Redemption of shares	**(18,837,781)**	(7,824,324)	(8,484,657)
Balance at end of year	**249,055,873**	162,239,795	229,531,445
Common stock:			
Issued:			
Balance at beginning of year	**997,571,301**	995,473,465	997,473,465
Issuances of shares	**0**	8,502,691	97,836
Balance at end of year	**997,571,301**	1,005,976,156	997,571,301
Subscribed:			
Balance at beginning of year	**9,779,985**	1,787,996	1,787,996
Issuance of shares		-	(97,836)
Additional subscriptions		-	8,165,941
Cancelled subscriptions			(76,116)
Balance at end of year	**9,779,985**	1,787,996	9,779,985

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Mar 2005	Mar 2004	Dec 2004
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**20,999,335**	12,909,510	12,909,510
Additional subscriptions		8,502,691	8,165,941
Cancellations			(76,116)
Balance at end of quarter/year	**20,999,335**	21,412,201	20,999,335
Options unexercised at end of the quarter/year	**4,000,665**	3,587,799	4,000,665
Options unexercised at end of year	**4,000,665**	12,090,490	12,090,490

The cancellation of the ESOP subscription is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the statements of changes in stockholders' equity. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

During the ESOP 12th Offering ("Centennial Offering"), 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan. The period of effectivity of this offering is from March 1, 2004 to February 28, 2009.

c. Retained Earnings

On July 28, 2003, the BOD approved a resolution to revert the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Parent Company's self-insurance requirements.

The Company's retained earnings are restricted to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,187 million as of December 31, 2004; and

ii. Appraisal increase in utility plant and others and share in revaluation increment of an associate totaling to ₱18,965 million as of December 31, 2004.

15. Long-term Debt

	Parent Company	Consolidated	Audited & Cons
	Mar 2005	**Mar 2005**	Dec 2004
		(Amounts in Millions)	
Secured	**₱22,631**	**₱20,735**	₱25,977
Unsecured	**13**	**13**	15
	22,644	**20,748**	25,992
Less current portion	**2,044**	**2,044**	4,007
	₱20,600	**₱22,792**	₱21,985

Parent Company			
US dollar term loan at an annual interest rate of 3-month LIBOR plus 5% payable in quarterly installments up to 2011	**₱9,168**	**₱9,168**	₱9,572
US dollar term loans at annual interest rates ranging from 6% to 7%, payable in semi-annual installments up to 2012	**6,070**	**6,070**	6,348
Philippine peso term loan at annual interest rates of 14.18%, 14.87% and 3-month MART plus 4% payable in quarterly installments up to 2011	**3,599**	**3,599**	3,644
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,102**	**3,314**	3,314
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56%, payable in equal semi-annual installments until 2010	**229**	**229**	247

	Parent Company **Mar 2005**	Consolidated **Mar 2005**	Audited & Cons Dec 2004
US dollar availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**231**	**231**	236
CHF availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.7%, payable in equal semi-annual installments until 2010	**120**	**120**	130
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**112**	**112**	120
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**13**	**13**	15
US dollar term loan at annual interest rate of 6-month LIBOR plus 1%, payable in semi-annual installments**	**–**	**–**	-
US dollar term loan at annual interest rate of 6-month LIBOR plus 1.6%, payable in semi-annual installments**	**–**	**–**	-
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments **	**–**	**–**	-
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments**	**–**	**–**	-
Total (Carried Forward)	**22,644**	**22,644**	23,626

	Parent Company	Consolidated	Audited & Consol.
	Mar 2005	**Mar 2004**	Mar 2004
		(Amounts in Millions)	
Total (Brought Forward)	**₱22,644**	**₱22,644**	₱23,626
Rockwell - Secured by Rockwell Assets			
Loans from various banks	–	**1,008**	1,182
Syndicated loan payable to a local bank	–	**714**	714
Bilateral loan	–	**470**	470
Long-term commercial papers (LTCPs)	–	–	-
	–	**2,192**	2,366
	22,644	**24,836**	25,992
Less current portion	**2,044**	**2,044**	4,007
	₱20,600	**₱22,792**	₱21,985

* *Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*
** *Refinanced in 2004*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, and ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Parent Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Parent Company is not in technical default as of April 5, 2005.

For the years ended December 31, 2003 and 2002, the Parent Company also failed to comply with certain financial covenants required by its creditors. At that time, the Parent Company was not given by the concerned creditors a waiver of non-compliance. IAS requires the classification of debt in technical default as non-current account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. Consequently, the Parent Company's long-term debt totaling ₱14,155 million as of December 31, 2003, were presented as part of current liabilities in prior year financial statements. The Parent Company, however, continued to service the principal and interest payments at maturity dates and has not received any demand for payment nor has any of its existing creditors commenced default proceedings.

In view of the completion of the Parent Company's refinancing and the receipt of the waivers discussed above, these loans can already be classified in accordance with their scheduled maturity dates. Prior year parent company and consolidated long-term debt have also been reclassified accordingly.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. The Parent Company has fully availed of its committed obligations under the MCA, amounting to the equivalent of US$12.49 million as of December 31, 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC on September 5, 2003 which was approved provisionally by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2005	$18	¥1,011	€2.6	CHF0.4	₱140	₱1,823
2006	23	1,011	0.5	0.4	186	2,016
2007	41	1,011	0.5	0.4	549	3,333
2008	42	1,011	0.5	0.4	548	3,384
2009 thereafter	159	2,022	1.5	0.8	2,189	12,088
Total	$283	¥6,066	€5.6	CHF2.4	₱3,612	
In equivalent pesos	15,469	3,102	341	120	3,612	₱22,644

b. Rockwell

i. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 9.75% to 14.5% in 2004 and 7.49% to 12.00% in 2003. Certain parcels of land with an estimated carrying value of ₱720 million have been assigned as security for these loans. In 2004, the Company put in place a ₱782 million bridge loan with annual interest ranging from 12% to 14%. Trade receivables amounting to ₱2,184 million from the "Manansala" condominium project maturing in 2005 has been assigned as security for the said loan.

ii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 have been assigned as security for these loans (see Notes 8 and 11).

iii. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 (see Note 8).

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/4%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amount
	(In millions)
2005	₱1,722
2006	235
2007	235
	₱2,366

16. Notes Payable

	Parent Company	Consolidated	Audited
	Mar 2005	**Marc2005**	Dec 2004
		(Amounts in Millions)	
Parent Company - Unsecured			
	₱–	₱–	₱-

	Parent Company	Consolidated	Audited
	Mar 2005	Mar 2005	Dec 2004
		(Amounts in Millions)	
MIESCOR – Unsecured			
Philippine peso term loans with annual interest rates ranging from 7.8% to 15.2% in 2004,	–	411	423
CIS – Unsecured			
Philippine peso term loans with annual interest rates ranging from 8% to 13% in 2004,	–	-	19
	₱–	₱411	₱442

As discussed in Note 15, the Parent Company has finalized the refinancing of its short-term loans in 2004.

17. Accounts Payable and Other Current Liabilities

	Parent Company	Consolidated	Audited
	Mar 2005	Mar 2005	2004
		(Amounts in Millions)	
Trade accounts payable (see Note 20)	₱13,000	₱13,695	₱15,829
Accrued pension	4,525	4,525	4,120
Payable to customers	1,085	1,085	1,085
Accrued taxes	762	792	827
Current portion of meter and service deposits (see Note 18)	504	504	521
Current portion of interest on meter and service deposits (see Note 18)	286	286	275
Advance payment received from pole rentals	415	415	250
Accrued interest on loans	263	263	211
Advance payment received from customers	–	–	633
Deposits from pre-selling of condominium units (see Note 4)	–	-	762
Customers' deposits	–	-	2
Accrued expenses and other liabilities	2,033	2,317	2,587
	₱22,873	₱23,882	₱26,469

a. "Trade accounts payable" account in 2004 includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱358 million. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3 ½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. Total claims of NPC and TransCo amounted to ₱1,173 million as of December 31, 2004 and are payable in three years starting February 2005. The noncurrent portion amounting to ₱815 million is presented as part of "Other noncurrent liabilities" account in the 2004 balance sheet.

b. On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/ Reconsideration on ERC Case Nos. 2001-646/ 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Parent Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. This estimated liability is presented as "Payable to customers" account under the "Accounts payable and other current liabilities" account in 2004 balance sheet. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates (see Note 26a).

18. Customers' Deposits

	Parent Company	Consolidated	Audited
	Mar 2005	Mar 2005	Dec 2004
		(Amounts in Millions)	
Meter and bill deposits - net of current portion	**₱10,683**	₱10,683	₱10,449
Interests on meter and bill deposits - net of current portion	**5,134**	5,134	5,951
	₱16,817	₱16,817	₱16,400

Meter deposits cover 50% of the cost of the metering equipment while the service or bill deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceed the customer's current monthly bills, a refund of the excess can also be made.

On June 9, 2004, the ERC issued a Resolution authorizing the promulgation of the Magna Carta for Residential Electricity Consumers. This Magna Carta took effect on July 19, 2004, fifteen days after its publication in a newspaper of general circulation. Under the Magna Carta, all residential consumers shall be exempt from payment of meter deposits since private distribution utilities have incorporated the cost of these electric watthour meters in their rate base. With regard to bill deposits, the Magna Carta provides that a customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the deposit even prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service provided all bills have been paid.

Under the Magna Carta, bill deposits of residential customers shall earn interest equivalent to the interest incorporated in the calculation of the Distribution Utilities' Weighted Average Cost of Capital (WACC), otherwise, the prevailing interest rate for savings deposit as approved by the Bangko Sentral ng Pilipinas shall apply and the same shall be credited yearly to the bills of the registered customer.

On November 11, 2004, the ERC issued the Guidelines implementing the Magna Carta. The Guidelines provided, among others, for the schedule of refund of the meter deposits, together with accrued interest, to the residential customers. In compliance with the ERC Order dated January 10, 2005, the Parent Company shall apply the 10% interest rate on meter and bill deposits, as provided for under the ERB Resolution 95-21, for the period covering September 1995 up to May 2003. On the other hand, for customers with service contracts entered during the period June 2003 up to the present, the Parent Company shall apply the rate of interest equivalent to 10%, in conformity with the implementing Guidelines of Magna Carta and the Parent Company's approved WACC.

Interests on meter and bill deposits are determined using the simple computation method. The Parent Company's external counsel is of the opinion that since there is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, then *ipso facto,* the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the Magna Carta guidelines, are shown separately as part of "Accounts payable and other current liabilities" account in the balance sheets (see Note 17).

19. Provisions

Movements during the year are as follows:

	Parent Company	Consolidated	Audited
	Mar 2005	Mar 2005	Dec 2004
		(Amounts in Millions)	
Provisions for probable losses [see Note 1(c)]			
Balance, beginning of year	**₱9,824**	₱9,824	₱–
Provisions during the qtr/year	**1,411**	1,411	9,824
Balance, end of qtr/year	**11,235**	11,235	9,824
Interest differential on meter and bill deposits (see Note 18)			
Balance, beginning of year	-	-	2,379
Provisions during the quarter/year	**34**	34	385
Reclassification to customers' deposits	-	–	(2,764)
Balance, end of quarter/year	34	34	-
Provision for various tax assessments and legal claims			
Balance, beginning of year	**489**	489	491
Provisions during the quarter/year	–	-	–
Reversals during the year (see Note 22)	-	–	(2)
Balance, end of quarter/year	489	489	489
	₱11,758	₱11,758	₱10,313

Information on tax assessments and legal claims required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Parent Company's position in relation to these assessments and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGPC	Affiliate	2005	₱7,899	₱-	₱–	₱2,415
(see Notes 9 and 27)		2004	7,339	-	–	2,165
FGP Corp.	Affiliate	2005	3,493	-		1,068
(see Notes 9 and 27)		2004	3,700	-	–	1,092
MIESCOR	Subsidiary	2005	₱28	₱–	₱-	₱4
		2004	29	–	-	-
Soluziona	Joint Venture	2005	35		-	-
		2004	1	–	-	-
GEPMICI	Associate	2005	132			-
		2004	80	–	–	-
Philippine Electric Corp.	Affiliate	2005	221	–	-	-
(PHILEC)		2004		–	–	-
Others	Subsidiaries	2005	–	–	116	–
		2004	–	–	78	–

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers. For the quarters ended March 31, 2005 and 2004, the Parent Company's billings had the following components:

	Jan-Mar 2005	Jan-Mar 2004
	(Amounts In Millions)	
Electric revenue		
Generation charge	**23,489**	19,494
Transmission charge	**4,558**	5,136
System loss charge	**3,311**	2,509
Distribution charge	**3,717**	3,903
Supply charge	**1,267**	1,370
Metering charge	**647**	650
CERA I	**443**	450
Power act reduction	**(365)**	(398)
Inter-class, lifeline subsidy and others	**(681)**	(685)
Electric revenue	**36,386**	32.429
Non-electric revenue	**63**	41
	₱36,449	₱32,470

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Mar 2005	Mar 2004	Mar 2005	Mar 2004
		(Amounts in Millions)		
Salaries, wages and employee benefits (see Note 24)	**₱1,017**	₱967	**₱1,067**	₱992
Retirement expense (see Note 24)	**295**	408	**295**	408
Contractors' services	**315**	303	**315**	303
Transportation and travel	**45**	53	**45**	53
Materials and supplies	**70**	64	**70**	91
Property insurance	**20**	4	**20**	5
Uncollectible accounts	**-**	106	**-**	106
Others	**289**	407	**289**	406
	₱2,051	₱2,312	**₱2,101**	₱2,364

Depreciation and Amortization

	Parent Company		Consolidated	
	Mar 2005	Mar 2004	**Mar 2005**	Mar 2004
		(Amounts in Millions)		
Depreciation at cost (see Note 5)	**₱798**	₱756	**₱850**	₱811
Depreciation on appraisal increase (see Note 28)	**154**	156	**154**	156
Amortization of deferred charges (see Note 9)	**-**	196	**-**	196
	₱952	₱1,108	**₱1,004**	₱1,163

Interest and Other Charges - Net

	Parent Company		Consolidated	
	Mar 2005	Mar 2004	**Mar 2005**	Mar 2004
		(Amounts in Millions)		
CERA II recovery	**₱345**	₱293	**₱345**	₱293
Interest and dividend income	**167**	91	**167**	103
Others	**–**	-	**-**	–
Total financial income	**512**	384	**512**	396
Interest expense and financial charges on loans (see Note 9)	**(564)**	(577)	**(681)**	(644)
CERA II realized foreign exchange loss	**(345)**	(293)	**(345)**	(293)
Interest expense on customers' deposits (see Note 18)	**(361)**	(349)	**(361)**	(349)
Others	**–**	-	**-**	(41)
Total financial expenses	**(1,270)**	(1,219)	**(1,387)**	(1,327)
	(₱758)	(₱835)	**(₱875)**	(₱931)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated	
	Mar 2005	Mar 2004
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱61)**	(₱111)
System imbalance charges	**–**	-
Unrecovered mandated rate reduction	**–**	–
Total (Carried Forward)	**(61)**	(111)

	Parent Company and Consolidated	
	Mar 2005	Mar 2004
	(Amounts in Millions)	
Total (Brought Forward)	**(61)**	(111)
Recovery of:		
Unrecovered mandated rate reduction	–	-
Estimated disallowed transmission line fee charges	-	-
	-	-
	(₱61)	(₱111)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2004 and 2003, the remaining prepaid income tax amounted to ₱538 million and ₱ 1,353 million, respectively. The remaining prepaid income tax in 2004 is expected to be applied the following year (see Note 13).

As of December 31, 2004, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT
		Amounts in Millions	
2002	2005	₱–	₱20
2003	2006	10	20
2004	2007	–	20
		₱10	₱60

Of the total shown in the above table, NOLCO and MCIT amounting to ₱10 million and ₱6 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱349 million in 2004. Expired NOLCO and MCIT amounting to ₱216 million and ₱9 million, respectively, were written off during the year.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to the unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the MPF.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). The actuarial valuation was updated to give effect to the SRSP. Additional expense recognized by the Parent Company as a result of the SRSP amounted to ₱125 million shown as part of "Operations and maintenance - Salaries, wages and employee benefits" account in the 2003 statement of income (see Note 22).

Based on a valuation by an independent actuary as of June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱16,402 million while the fair value of the plan assets amounted to ₱3,777 million. The unfunded present value of pension benefits amounted to ₱12,625 million. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,586 million, ₱2,400 million and ₱1,142 million in 2004, 2003, and 2002, respectively (see Note 22). Actuarial valuations are updated every three years.

Rockwell has a retirement plan covering all its permanent employees. As of December 31, 2004, the latest actuarial valuation date, the actuarial present value of benefits amounted to ₱8 million. Plan costs are allocated using the projected unit credit method. The principal assumptions used to determine pension benefits were a discount rate of 12% and a salary increase of 10%. Retirement expense charged to operations amounted to ₱2 million, ₱3 million, and ₱3 million in 2004, 2003 and 2002, respectively.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱6 million in 2004, ₱

1.6 million in 2003 and ₱3.6 million in 2002. At September 30, 2003, the latest valuation date, actuarial present value of retirement benefits amounted to ₱25 million. The fair value of plan assets amounted to ₱9 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a retirement plan covering all of its regular employees who opted to join the program. The fund is composed of the following:

- Retirement benefit plan - noncontributory
- Defined benefit plan - contributory

As of July 1, 2003, the actuarial present value of retirement benefits amounted to ₱5.8 million for retirement benefit plan and ₱10.5 million for defined benefit plan. The fair value of the plan assets amounted to ₱12.2 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually, and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,594 million and ₱2,405 million in 2004, and 2003, respectively.

25. Financial Instruments

As of December 31, 2003, the Parent Company has long-term unsecured floating rate dollar debts totaling $220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. However, in December 2004, the Parent Company refinanced the floating rate dollar debts which were hedged by the interest rate agreements.

The Parent Company has outstanding interest rate swap agreements totaling $46 million as of December 31, 2004 with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered into in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company entered into another amortizing swap agreement in 2000 with an original notional amount of $60 million which amended the fixed rate swap to a forward rate set structure and reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.34% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The Parent Company also has an amortizing swap agreement entered into in 2000 with an original notional amount of $50 million which fixed the interest rate at 6.37% for as long as the

6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $20 million. Also in 2000, the Parent Company has an amortizing trigger interest rate swap with an original notional amount of $40 million which fixed the interest rate at 6.42% with a trigger at 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $16 million.

In 2001, the Parent Company entered into an amortizing forward rate set structure with an original notional amount of $40 million which overlays the trigger swap and reduced the fixed rate to 5.68% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to 4.88% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swap pre-terminations in February 2004 resulted to a net realized loss of $0.093 million. The gross realized gains and losses on these pre-terminated swaps were amortized until December 2004 when the respective hedged loans were refinanced.

The interest rate differential, which represents the present value of the excess of interest cost under these outstanding interest rate structures over current market interest rates amounted to ₱325 million and ₱353 million as of December 31, 2004 and 2003, respectively. Such amount were not included in the determination of net income under the current accounting practice.

26. Contingencies

a. Contingent Assets

(1) The Parent Company has a contingent asset amounting to P2,411 million consisting of under-recoveries for Transmission Charge of P1,198 million and for System Loss Charge of P1,213 million. These under-recoveries accumulated in the absence of an adjustment mechanisms for these two charges when the unbundled rates were implemented. While an automatic adjustment mechanism for the system loss charge was authorized by ERC for implementation starting November 2004, the ERC has not prescribed a recovery mechanism for the under-recoveries on the system loss charge that the Parent Company has incurred for prior periods. ERC released last February 24, 2005 the draft guidelines for the adjustment of transmission rates by distribution utilities prospectively. The draft guidelines, which are still for comments of distribution companies, prescribe the manner for the annual adjustment of transmission charges and the recovery/return to customers of any under/over recovery in the transmission charge. The draft guidelines, however, do not prescribe a recovery mechanism for the under-recoveries in transmission charges for the prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at P7,119 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable

years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents.

b. Contingent Liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the CA. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise tax which is pending hearing. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (1) and (2) cannot presently be determined, and no provision for the assessments has been made in the financial statements.

(2) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the Parent Company and consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. National Power Corporation (NPC)

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱36,321 million and ₱30,413 million as of December 31, 2004 and 2003, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has billed the Parent Company interest for the unpaid billing adjustments amounting to ₱1,507 million as of April 2003. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱ 7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement Agreement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kwh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.

If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kwh multiplied to the excess off take from NPC.

NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kwh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, Transco and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs and ensure the dispatch of these IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted offtakes whereas the Parent Company maintains its position of not recognizing the liability. In a submission to the ERC dated January 12, 2005, the Parent Company showed that since its actual offtake from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by ERC has been reduced from ₱20,050 million to ₱14,300 million.

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA 9136. In an Order dated January 4, 2005, ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC were unable to conclude TSC negotiations by January 31, 2005. On February 2. 2005, the Parent Company received NPC's power bill for the period December 25, 2004 to January 25, 2005 which contained a Contracted Energy

Adjustment of P1,200 million. The Parent Company returned the bill to NPC for correction stating that there was no basis for the said adjustment. Despite the expiration of the CSE, NPC maintains that the Parent Company is to continue with its obligation under the CSE. The Parent Company in a letter dated February 21, 2005 to the ERC, brought the matter for urgent resolution of the ERC. In an Order dated February 23, 2005, the ERC clarified that its January 4, 2005 Order was meant to direct NPC to continue supplying energy to the Parent Company at its requested levels without regard to any minimum purchase requirements set forth in the CSE which already expired on December 31, 2004. In response to NPC's request for clarification of the phrase, "requested level", the ERC, in a letter dated March 3, 2005, clarified that it meant actual energy taken by the Parent Company in the months of January and February 2005. NPC corrected the bill by reversing the adjustment of P1,200 million through a credit memo. NPC and the Parent Company have expected to conclude the negotiation and sign the TSC not later than June 30, 2005. Thus, recognizing the need for an interim agreement to cover the period from March – June 2005, they have negotiated for this Interim Agreement which, as of this time, is being finalized for execution.

Total purchased power from NPC amounted to P46,694 million, P36,895 million and P54,602 million for the years ended December 31, 2004, 2003 and 2002, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from Transco as of December 31, 2004, 2003 and 2002 amounted to ₱17,499 million, ₱17,907 million and ₱4,586 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corporation

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and

deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱11,393 million, and ₱11,040 million for the quarters ended March 31, 2005, and March 2004, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear

risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

Total power purchased from QPPL amounted to ₱3,795 million, and ₱3,344 million for the quarters ended March 31, 2005, and March 2004, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26,1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	Parent Company	
	Mar 2005	Mar 2004

	(Amounts in Millions)	
NPC and TransCo	**₱17,178**	₱12,590
FGPC and FGP Corp.	**11,393**	11,040
QPPL	**3,795**	3,344
Duracom and others	**1,207**	709
	₱33,573	₱27,683

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009 & onwards	232,477	1,100,803

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota. The signed Amendment was submitted to the ERC for approval in March 2004. Public hearings on the Amendment have been completed and the Amendment has been submitted to the ERC for its decision.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA 9136 empowers ERC to amend the system loss caps set by RA 7832.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income (Loss)

	Mar 2005	Mar 2004
	(Amounts in Millions)	
Income (loss) from ordinary activities	**(₱1,709)**	₱344
Cash dividends on preferred stock	**0**	0
Earnings (loss) including depreciation on appraisal increase (a)	**(1,709)**	344
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**154**	155
Earnings (loss) excluding depreciation on appraisal increase (b)	**(₱1,555)**	₱499
Net income/(loss)	**(₱1,555)**	₱499
Cash dividends on preferred stock	**0**	0
Earnings (loss) including depreciation on appraisal increase (c)	**(1,709)**	344
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**154**	155
Earnings (loss) excluding depreciation on appraisal increase (d)	**(₱1,555)**	₱499

Shares

	Mar 2005	Mar2004
Weighted average common shares – beginning	**1,007,351,286**	999,261,461
Additional(Cancelled) subscriptions	–	674,152
Weighted average common shares - basic (e)	**1,007,351,286**	999,935,613
Number of shares under option	**0**	4,000,665
Weighted average number of shares that would have been	**0**	(2,308,753)

issued at fair value		
Adjusted weighted average common shares - diluted	**1,007,351,286**	1,001,627,525

Basic Per Share Amounts

	Mar 2005	Mar 2004
Income (loss) from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**(₱1.697)**	₱0.344
Excluding depreciation on appraisal increase (b/e)	**(1.544)**	0.499
Net income (loss)		
Including depreciation on appraisal increase (c/e)	**(₱1.697)**	₱0.344
Excluding depreciation on appraisal increase (d/e)	**(1.544)**	0.499

Diluted Per Share Amounts

	Mar 2005	Mar 2004
Income (loss) from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**(₱1.697)**	₱0.343
Excluding depreciation on appraisal increase (b/e)	**(1.544)**	0.498

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the years ended December 31, 2004, and 2002. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2004 and 2003, translated at the exchange rates of ₱56.280 and ₱55.586 per US$1, ₱0.546 and ₱0.5188 per JP¥1 and ₱76.602 and ₱69.378 per €1, respectively.

	2004				2003
	Foreign Currency			**Peso**	Peso
	Japanese Yen	**Euro**	**US Dollar**	**Equivalent**	Equivalent
Monetary assets	**¥–**	**€1**	**$1,171**	**₱65,886**	₱1,318
Monetary liabilities	**6,069**	**9**	**617**	**38,747**	36,788
Net	**(¥6,069)**	**(€9)**	**$554**	**₱27,139**	(₱35,470)

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC.within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's sub-transmission assets last November 5, 2003. This document identifies which subtransmission assets may be transferred by Transco to qualified distribution utility companies like the Parent Company.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

The ERC, in an Order dated October 14, 2004, directed the Parent Company to reduce by 40% the level of inter-class subsidies prevailing in its unbundled charges. The Order which was implemented in the Parent Company's November 2004 billing is the first step of the inter-class subsidy removal process which will be completed in November 2005. The removal of inter-class subsidies is mandated by Section 74 of RA 9136.

In a resolution dated September 21, 2004, the ERC prescribed the timeline and the policy directions for the implementation of retail competition. According to the resolution, retail competition will start on July 1, 2006 in the Luzon Grid for end-users with an average peak demand of at least 1 MW the past 12 months prior to open access. After two years in July 2008, retail competition extends to end-users with a demand of at least 750 kw. At this stage, aggregators will be allowed to supply electricity for end-users within a contiguous area whose aggregate demand meets the 750 kw threshold. The ERC will decide on the succeeding phases of retail competition after an annual evaluation of the performance of the market. In preparation for retail competition, the ERC is in the process of drafting the rules on open access distribution service and the licensing of electricity suppliers.

The Parent Company is in the process of complying with the provisions of RA No. 9136 and the IRR.

c. The ERC in a resolution dated December 20, 2004 approved the Distribution Wheeling Rates Guidelines (DWRG). The promulgation of the guidelines is in accordance with RA 9136 which allows ERC to adopt an alternative form of internationally accepted rate setting methodology to replace the current RORB rate-setting. The DWRG is a "performance-based rate (PBR) setting" methodology which establishes the maximum distribution wheeling rates that may be charged by distribution utilities for a four-year regulatory period after which it goes through a reset process. According to the ERC's December 20, 2004 resolution, distribution utilities such as the Parent Company have the option on when to be subject to the DWRG, which can start from mid-2007 to as late as mid-2011. Distributors that opt to start in the later periods will continue to be under RORB-regulation in the interim. On January 14, 2005, the Parent Company signified to ERC its intention to enter PBR in mid-2007.

MERALCO 2005

2005 - 1st Quarter Report

OPERATIONAL HIGHLIGHTS

I. MAJOR REVENUE STREAMS

A. ENERGY SALES

With the early onset of Holy Week this year, the shorter billing days in February this year compared to the same month last leap year, and the rise in NPC rates in November 2004, first quarter energy sales for 2005 remained flat, with the Company's total kilowatt-hour sales volume reaching 5,588.1 million KWh or a 0.03% reduction against the same period last year.

The commercial segment, still the fastest growing in terms of customer count at 4.1% quarter on quarter, continued to lead the sales growth, rising by 2.82% to 2,039 GWh in the 1st quarter of 2005. The Retail Trade and Transport segments continued their dominance as the major drivers of Commercial sales, growing by 21.9% and 11.2%, respectively. The full commercial operations of newly energized shopping malls in 2004 fueled the growth in the Retail segment. This trend is expected to continue with the opening of new malls this year.

Close behind is the industrial segment's sales, which registered an increase of 2.13% to 1,605 GWh compared to the 1st quarter of 2004, despite a decline in the number of customers in its class. The Electrical Machinery and Food Industries continued to be the main growth drivers for this segment, registering 22.2% and 4.7% increases, respectively.

Sales of the residential segment dipped by 4.55% to 1,910 GWh. Customers, particularly those belonging to the DE Segment (those having an average monthly consumption of between 1-150 kWh) drove up residential sales by 7.3%. However, the Broad C Segment (consuming between 151-800 kWh) and AB Segments (above 800 kWh) registered negative growths. The overall reduction in energy consumption may be attributed to the cooler temperatures prevailing in the early months, coupled with the increase in the average retail rate brought about by the P1.37/kWh NPC rate hike in November 2004. Residential customers may have deliberately resorted to energy conservation to mitigate the effects of accelerating inflation rates in the 1st quarter of 2005 (CPI at 8.8% in the NCR, compared to only 3.8% in the same period last year), resulting to the movement of customers belonging to the higher segments to slide down to lower consumption brackets.

B. BILLING KW DEMAND

Billing kW demand levels increased by 1.1% over the 1st qtr of 2004. Consistent with the growth in kWh energy sales, the main industries driving billing kW demand are Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Segment, which posted 5.8% and 12.7% growths, respectively.

II. AVERAGE RETAIL RATE

Average retail rate rose to P7.21/kWh, primarily brought about by the NPC rate adjustment in November 2004. However, the higher levels of dispatch of Meralco's IPPs tempered this rise in the unit price of electricity, particularly in February 2005, which resulted in a 37.5 centavos per kWh reduction in generation charge and subsequently reflected in consumer bills for March 2005.

III. SYSTEM LOSS

System Loss for the 1st quarter of 2005 decreased to 11.65 %, lower than the 13.38 % in the same period last year. The lower system loss resulted to a corresponding peso-value of unrecoverable purchased power (system loss above the 9.5% cap) of P0.721 billion compared to P1.07 billion in the 1st quarter of 2004.

System loss was lower in the first quarter this year due to decreased distribution non-technical loss or pilferage. Intensified pilferage detection activities were pursued, such as off-cycle meter reading (unscheduled reading) and night surveillances. Relentless apprehension of colonies resorting to illegal service connections, and legalization of their electric service connections were sustained. Furthermore, key processes controlling system loss activities were strengthened.

These concerted efforts have begun to pay off as System Loss, on a 12-month moving average, is on a declining trend from a high of 11.37 % in March 2004, down to 10.70 % in March 2005.

The Company also embarked on a System Loss Summit early this year involving our whole Supply and Networks organizations, to formulate new strategies which we will implement this year.

IV. SYSTEM RELIABILITY

In the 1st quarter of 2005, system reliability, in terms of Interruption Frequency Rate (IFR), and system availability, as measured by Cumulative Interruption Time (CIT), continued to reach record levels, improving by 9.02% to 2.50 and 12.58% to 1.71 hours, respectively.

This improvement was a result of regular & proactive maintenance works, such as concerted monitoring of interruptions & trippings, line clearing & tree pruning, use of new thermographic instruments to identify overheating connections, selective replacement of insulator devices, live line works & synchronization of maintenance schedules to reduce pre-arranged interruptions.

The sustained progress was also attributable to the completion of well-planned electric capital projects and a focused electric system maintenance program.

FINANCIAL HIGHLIGHTS

For the first quarter ended March 31, 2005, operating revenues increased by 12.3 % year-on-year from P32.47 billion in 2004 to P36.45 billion this year. The increase was due to the increase in purchased power costs.

Operating expenses however increased by 19.4 %. Recoverable purchased power costs increased by 23.5% from P26.61 billion in 2004 to P32.85 billion in 2005. This was brought about by increases in generation and transmission costs. The growth in recoverable purchased power costs outpaced the growth in revenues due to underrecoveries in transmission charges, system loss charges, inter-class cross subsidies and life-line subsidies amounting to P1.45 billion. Operations and maintenance as well as depreciation and amortization expenses were kept at lower levels this year, declining by 11.3 % and 14.1 % respectively.

While operating income before provision for probable losses related to the unbundling case amounted to P519.42 million, this quarter's provision of P1.41 billion resulted to an operating loss of P891.37 million.

Other charges decreased by 18.1% as a result of the following: Interest and other financial charges went down by about 9.2 % due to a lower debt level. Unrecoverable purchased power declined by 32.9 % due to a lower system loss level of 11.65 % compared to last year's 13.38% . Provision for disallowed recoveries in 2005 of P60.69 million was 45.4 % lower than last year's P111.07 million.

In January 2005, the Company started the adoption of IAS 27 , which required those investments in subsidiaries, jointly controlled entities and associates to be accounted for at cost. The equity method shall no longer be used, hence, equitized earnings are no longer shown in the separate and unconsolidated financial statements.

As a result of the foregoing, the company's bottom-line for the quarter ended March 31, 2005 deteriorated with a net loss of P1.71 billion from a net income of P344.39 million in the same period last year. As earlier mentioned, the significant decrease was mainly due to the provision for probable losses in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court amounting to P1.41 billion.

Consequently, Earnings per common share (excluding depreciation on appraisal increase) went down from P0.50 per share in 2004 to (P1.54) per share in 2005.

Capital expenditures for the quarter was kept at lower level this year by as much as 19.2 % from P1.29 billion in 2004 to P1.05 billion this year. From said amount, 13.84 % relate to non-electric capital expenses incurred and about 84.16 % were spent for electric related capital projects.

For further questions:

Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

MANILA ELECTRIC COMPANY
2005 - 1st Quarter Report

COMPARISON OF KILOWATT-HOUR SALES
For the quarters ended March 31, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	1,909.93	2,000.93	(4.55)
Commercial	2,038.82	1,982.94	2.82
Industrial	1,604.79	1,571.30	2.13
Streelights	34.57	34.42	0.44
TOTAL	**5,588.12**	**5,589.58**	**(0.03)**

MANILA ELECTRIC COMPANY
2005 - 1st Quarter Report

COMPARATIVE STATEMENTS OF INCOME *For the quarters ended March 31, 2005 and 2004* *(In thousands of pesos)*	2005	2004	% Change
OPERATING REVENUES	**36,448,908**	**32,469,740**	**12.3**
OPERATING EXPENSES			
Recoverable purchased power	32,851,877	26,610,030	23.5
Operations & maintenance	2,051,211	2,312,008	(11.3)
Depreciation & amortization	952,163	1,108,226	(14.1)
Taxes other than income tax	74,237	67,829	9.4
	35,929,488	**30,098,093**	**19.4**
OPERATING INCOME (LOSS) BEFORE PROVISION FOR PROBABLE LOSSES	**519,420**	**2,371,647**	**(78.1)**
PROVISION FOR PROBABLE LOSSES	**1,410,793**	**-**	**100.0**
OPERATING INCOME (LOSS) AFTER PROVISION FOR PROBABLE LOSSES	**(891,373)**	**2,371,647**	**(137.6)**
OTHER INCOME (CHARGES)			
Interest expenses & other financial charges -net	(757,919)	(834,979)	(9.2)
Unrecoverable purchased power - system loss	(720,636)	(1,073,327)	(32.9)
Provision for disallowed recoveries	(60,694)	(111,074)	(45.4)
Equity in net earnings	-	139,865	(100.0)
	(1,539,249)	**(1,879,515)**	**(18.1)**
INCOME (LOSS) BEFORE INCOME TAX	**(2,430,622)**	**492,132**	**(593.9)**
PROVISION FOR (BENEFIT FROM) INCOME TAX	**721,650**	**(147,739)**	**588.5**
NET INCOME (LOSS)	**(1,708,972)**	**344,393**	**(596.2)**

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
2005 - 1st Quarter Report

COMPARATIVE BALANCE SHEETS
As of March 31, 2005 and 2004
(In thousands of pesos)

	2005	2004	% Change
ASSETS			
NONCURRENT ASSETS			
Utility plant & others - net	87,149,397	85,725,216	1.7
Construction in progress	4,714,131	5,715,742	(17.5)
Investments	3,713,787	4,246,349	(12.5)
Other noncurrent assets	24,056,655	22,885,274	5.1
Total noncurrent assets	**119,633,970**	**118,572,581**	**0.9**
CURRENT ASSETS			
Cash & cash investments	4,329,057	3,999,089	8.3
Receivables	25,060,958	20,063,315	24.9
Inventories	1,091,254	1,052,718	3.7
Other current assets	625,659	384,023	62.9
Total current assets	**31,106,928**	**25,499,145**	**22.0**
TOTAL ASSETS	**150,740,898**	**144,071,726**	**4.6**

	2005	2004	% Change
STOCKHOLDERS' EQUITY AND LIABILITIES			
STOCKHOLDERS' EQUITY	**33,776,899**	**46,780,864**	**(27.8)**
NONCURRENT LIABILITIES			
Long-term debt - net of current portion	20,600,402	13,894,421	48.3
Customers' refund-noncurrent	15,141,934	18,688,934	(19.0)
Customers' deposits	16,817,057	13,579,394	23.8
Other noncurrent liabilities	34,847,860	13,875,948	151.1
Total noncurrent liabilities	**87,407,253**	**60,038,697**	**45.6**
CURRENT LIABILITIES			
Accounts payable & accrued expenses	20,840,019	17,191,575	21.2
Notes payables	-	4,836,751	(100.0)
Income tax payables	(157,893)	380,281	(141.5)
Current portion of long-term debts	2,043,529	7,875,098	(74.1)
Customers' refund - current	4,797,752	5,387,529	(10.9)
Other current liabilities	2,033,339	1,580,931	28.6
Total current liabilities	**29,556,746**	**37,252,165**	**(20.7)**
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**150,740,898**	**144,071,726**	**4.6**

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
2005 - 1st Quarter Report

COMPARATIVE CASH FLOW STATEMENTS *For the quarters ended March 31, 2005 and 2004* *(In thousands of pesos)*			
	2005	2004	% Change
CASH BALANCE, Jan. 1	**4,376,896**	**5,106,632**	**(14.3)**
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & other income (loss)	(3,027)	2,314,746	(100.13)
Depreciation & amortization	952,163	1,108,226	(14.1)
Increase (decrease) in other assets & liab.	1,618,020	527,062	207.0
Net cash from operations	**2,567,156**	**3,950,034**	**(35.0)**
Add : Equity issues	390,062	294,087	32.6
Short-term borrowings	-	-	0.0
Long-term borrowings	-	-	0.0
TOTAL SOURCES OF FUNDS	**2,957,218**	**4,244,121**	**(30.3)**
Less: Short-term debt service	-	490,105	(100.0)
Long-term debt service	287,905	1,574,126	(81.7)
Other interest expense	717,670	643,298	11.6
Total debt service	**1,005,575**	**2,707,529**	**(62.9)**
Unrecoverable purchased power - system loss	720,636	1,073,327	(32.9)
Capital expenditures	1,046,963	1,295,923	(19.2)
Preferred equity redemptions	188,378	78,243	140.8
Refund to customers - Phases 1 to 3	43,505	196,642	(77.9)
TOTAL USES OF FUNDS	**3,005,057**	**5,351,664**	**(43.8)**
NET INCREASE (DECREASE) IN CASH	**(47,839)**	**(1,107,543)**	**(95.7)**
CASH BALANCE, March 31	**4,329,057**	**3,999,089**	**8.3**

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT)
For the quarters ended March 31, 2005 and 2004
(In thousands of pesos)

		2005	2004	% Change
BALANCE, Jan. 1 ***(as restated)***		**1,027,387**	**2,952,200**	**(65.2)**
Add :	Net Income (loss)	(1,708,972)	344,393	(596.2)
	Realized revaluation surplus	153,495	154,651	(0.7)
	Total	**(528,090)**	**3,451,244**	**(115.3)**
Deduct :	Transfer from (to)			
	Unappropriated Retained Earnings	200,000	200,000	0.0
BALANCE, March 31		**(728,090)**	**3,251,244**	**(122.4)**

MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

PSE - DISCLOSURE DEPARTMENT
RECEIVED
MAY 2005

AFFIDAVIT

REPUBLIC OF THE PHILIPPINES)
S.S.
PASIG CITY)

I, GIL S. SAN DIEGO, of legal age, and residing at 49 Basketball Street, Saint Francis Village, Cainta, Rizal, after being duly sworn in accordance with law, depose and say:

1. That I am the Assistant Corporate Secretary of Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines with principal office at the Lopez Building, Ortigas Avenue, Pasig City.

2. That the attached compact disc containing SEC Form 17-Q (Quarterly Report) for the period ended March 31, 2005 has the same basic and material data as in the hard copies;

3. That this affidavit is executed to comply with the requirements of The Philippine Stock Exchange, Inc. (PSE) with respect to the filing of the said SEC Form 17-Q.

IN WITNESS WHEREOF, I have hereunto set my hand at Pasig City, Philippines, on this 11th day of May 2005.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 11th day of May 2005, affiant exhibiting to me his Community Tax Certificate No. 15659021, issued at Quezon City, on January 7, 2005.

JOSE RONALD V. VALLES
NOTARY PUBLIC
UNTIL DECEMBER 31, 2005
PTR NO. 2247025
PASIG CITY, METRO MANILA
JANUARY 6, 2005

Doc. No. 426;
Page No. 87;
Book No. XIV;
Series of 2005.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the quarterly period ended June 30, 2005]
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *June 30, 2005*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,368,337*
Class "B"	-	*402,941,864*
Total	-	*1,007,310,201*

Amount of Debt outstanding: *P120.2 Billion (as of May 31, 2005)*

11. **Are any or all of these securities listed on a Stock Exchange?**

    Yes [x] No [ ]

12. **If yes, the name of such Stock Exchange and the class/es of securities:**

    Philippine Stock Exchange *Class A and B*

13. **Indicate by check mark whether the registrant:**

    (a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

    Yes [x] No [ ]

    (b) has been subject to such filing requirements for the past ninety (90) days:

    Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2005 Second Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2005 Second Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

US SEC
File No. 82-3237

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

DANIEL D. TAGAZA
Executive Vice President, Comptroller and Chief Finance Officer

Date: August 1, 2005

cc *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Three Months Ended June 30, 2005

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 56.00 pesos to the dollar at June 30, 2005, as compared to 55.90 pesos to the dollar at June 30, 2004.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission (ERC) regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately

25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**

Net profit margin shall be used to measure the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

Net profit margin shall be calculated as the ratio of the Net Profits after Taxes to Sales.

	(Amounts in millions) 2nd Qtr '05	2nd Qtr '04
Net Profit(Loss) after taxes and minority interest	1,783	1,072
---------------------------------	-----------	----------
S a l e s (Revenues)	47,473	36,802
Ratio	3.76%	2.91%

The Parent Company incurred a net income for the quarter ended June 30, 2005 amounting ₱1,783 million, compared to a ₱1,072 million net income in the same period in 2004. The significant increase was mainly due to the increase in purchased power and the realized 1.4% sales growth for the said period.

2. Return on Assets (ROA)

Return on Assets (ROA) to measure the overall effectiveness of the distribution utility in generating profits with its available assets.

Return on Assets (ROA) shall be calculated as the ratio of Net Profits after Taxes to Average Total Capital.

	(Amounts in millions)	
	2nd Qtr'05	**2nd Qtr'04**
Net Profit After Taxes and minority interest	1,783	1,072
Average Total Assets	161,863	153,627
Ratio	**1.10%**	**0.70%**

	Jun '05	**Jun'04**	**Jun'03**
Total Assets	**170,224**	**153,501**	**153,752**
Average	**161,863**	**153,627**	

The net income incurred by the Company for the quarter ended June 30, 2005 has made the Return on Assets improved to 1.10% in 2005 as against 0.70% in 2004.

Efficiency Ratio

3. Sales to Assets Ratio

	(Amounts in millions)	
	2nd Qtr'05	**2nd Qtr'04**
Sales (Revenues)	47,473	36,801
Average Total Assets	161,863	153,627
Ratio	**0.29**	**0.24**

The Sales-to-Assets Ratio shall measure the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of Sales to Average Total Assets. The

Average Total Assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficiently the assets of the distribution utility have been used.

Sales to Assets Ratio for the 2nd quarter of 2005, is slightly higher over the same period of last year, from 0.24 in 2004 to 0.29 in 2005 due mainly to increase in volume sales.

Liquidity Ratio

4. **Quick Ratio**

Quick Ratio shall be used to measure the safety margin for the payment of current debt of the distribution utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in millions)	
	2nd Qtr'05	2nd Qtr'04
Cash and cash equiv. + Receivables	39,184	28,800
Current Liabilities	33,213	41,654
Ratio	**1.18**	**0.69**
Summary of accounts:		
Cash and cash equivalents	7,576	4,019
Receivables-net	31,608	24,781
Total	39,184	28,800
Current Liabilities:		
Notes payable	395	5,264
Accounts payable & others	24,731	22,667
Customers' refund – current	4,701	4,368
Long-term debt – current	1,968	7,941
Income tax payable	1,418	1,414
Total	33,213	38,767

The Company's quick ratio for the quarter improved from 0.69:1 in 2004 to 1.18:1 this year, brought about by lower level of long-term debt – current portion and the refinancing of short-term loans late last year.

Leverage Ratio

5. Debt Ratio

Debt ratio is used to measure the degree of indebtedness of the distribution utility and the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio shall be used as a measure of financial leverage for the distribution utility, and is calculated as the ratio of the Total Long Term Debt to Total Long-term Capital.

	(Amounts in millions)	
	2nd Qtr'05	**2nd Qtr'04**
Total Long-term Debt plus Equity	62,626	69,720
--	---------	---------
Total Long-term Capital (Equity)	38,466	48,070
Debt Ratio	**1.63**	**1.45**

The total long-term debt shall include long-term debt and the value of leases.

Long-term debt – net of current portion	22,192	13,709
Current portion of long-term debt	1,968	7,941
Total	24,160	21,650

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	38,466	48,070
Total Long-term debt plus equity	**62,626**	**69,720**

Debt ratio increased due to the refinancing of the Company's unsecured loans consummated last November 2004, from 1.45 in June 2004 to 1.63 in June 2005. Likewise, stockholders' equity also decreased due to net loss incurred in the first quarter of 2005.

(i) **Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.**

The major factors affecting the Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Exchange Rates
- Industry Restructuring.

Regulated Rates and Cost Recoveries

The Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Company's rates are set (with the approval of the ERC) to permit it to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on its Return On Rate Base (RORB). The Company's rate structure also permits it to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's (SC) final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Company's net utility plant in service at the end of the relevant period plus one-sixth of the Company's annual operation and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the ERB) has approved six increases in the Company's basic rates since 1981 and the most recent increase was granted in May 2003. Historically, the Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the

ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of P0.0929 per kWh starting February 1, 2005 until January 2007.

The Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2004, the company's system loss was 1.6% over the 9.5% cap on recoverable system loss. The Company estimates that, based on its 2004 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the Company's actual system loss exceeds the cap.

Deferred PPA and Ruling on the Company's Final GRAM Filing

On May 29, 2003, the ERC issued an Order authorizing the Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kWh as deferred PPA recovery. This additional ₱ 0.0127 per kWh, together with the ₱0.0875 per kWh collection which started in the billing month of April 2003, brings to ₱0.1002 per kWh the total deferred PPA recovery that will be incorporated in the generation charge component of the customers' bills.

On September 20, 2004, ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to

₱1,342 million. Last September 2004, ERC ruled on remaining pending deferred PPA issue of QPPL's transmission line fees. Currently, the Company is collecting ₱0.1328 per kWh towards addressing any remaining liability accounts under the PPA, to wit:

Ruling on	Deferred PPA Collection
March 2003 Order	₱0.0875
Mandated rate reduction issue	0.0246
QPPL transmission line fee	0.0207
Total	**₱0.1328**

Last December 13, 2004, the Company filed its last GRAM application following the ERC's promulgation of its automatic monthly adjustment mechanism. On January 27, 2005, ERC approved the Company's application and thereby allowed to recover Deferred Accounting Adjustment totaling ₱5.1 billion from its customers over a 24-month period from February 2005 to January 2007 which is equivalent to ₱0.0929 per kWh and reflected as part of the generation charge bill component.

Volume Sales

Meralco primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is generally positively correlated with the level of economic growth of the Philippines. Meralco experienced sales volume growth at a compound annual growth rate of 3.8% from 2000 to 2004. With the 2004 GDP growth of 4.4%, the Company's sales volume in 2004 increased by 3.5% from 2003, with sales volume of 24,660 gWh in 2004 compared to 23,834 gWh in 2003. This growth was primarily due to more robust commercial and residential sales. For the five-year period from 2000 through 2004, residential and commercial sectors recorded compound annual growth rates of 3.7% and 4.5%, respectively. Growth in the industrial sector registered a compound annual growth rate of 3.2% for the same period.

First semester energy sales for 2005 remained flat, with the Parent Company's total kilowatt-hour sales volume reaching 12,116.9 million kWh or a mere 0.8% increase against the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and it expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2004, the Company purchased approximately 59.2% of its requirements from NPC, up from 58.7% for the full year in 2003 and down by 64.7% for the full year in 2002. Meralco's 10-year power purchase agreement with NPC expired in December 2004. This allows the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale

Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the Company will be able to tap. However, the Company expects that it will be necessary to continue to source a substantial portion of its power from NPC and its successors.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the price of electricity. Since Meralco's franchise area has historically accounted for approximately 50% of the Philippines' GDP, the Company believes that improvement in economic growth may bring growth in demand for electricity and hence demand for Meralco's services. From 1998 through 2004, the Philippine GDP grew at a compound annual rate of approximately 4.4%, compared to 4.5% during the period from 1993 to 1997. Peak demand on the Company's system grew at a compound annual rate of 3.5% during the period from 1998 to 2004 and 8.2% during the period from 1993 to 1997.

Based on publicly available information, the company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower power prices for the Company could also help reduce current incentives to industrial users to engage in self-generation.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of June 30, 2005, approximately 83.9% of the principal amount of the Company's indebtedness, most of its capital expenditures, a substantial portion of its power purchase costs and interest expense and a small portion of the Company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from an average of ₱26.376 : US$1.00 on June 30, 1997, to ₱56.00 : US$1.00 as of June 30, 2005.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in its foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However,

increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;

- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

On January 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of Meralco's tariffs. It remanded the case back to ERC for further proceedings and ordered ERC to direct the Commission on Audit to conduct an audit of Meralco's books, records, and accounts. The ERC-approved unbundled charges which Meralco implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in Meralco-related charges. It should be noted that Meralco's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the Supreme Court.

The ERC filed with the Supreme Court on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on Meralco's unbundling and rate hike petition. Meralco also filed a Petition for Review with the Supreme Court Last March 11, 2005, asking for:

- Reversal and setting aside of the July 22, 2004 Decision and January 24, 2005 Resolution of the Court of Appeals which annulled and set aside ERC's rulings on Meralco's rate unbundling case;

- Dismissal of the petition for review of ERC's unbundling rulings filed by the oppositors of Meralco before the Court of Appeals; and

- Reinstatement and affirmation of the ERC's unbundling rulings.

Customer Refund

Following SC decision in 2003 alleging that the Company had overcharged customers over the period February 1994 to May 2003, Meralco was ordered to refund customers amounting to ₱30.3 billion. The refund schedule for Meralco was split into four phases, of which the first three have been completed, totaling ₱11.6 billion.

On July 2005, the Energy Regulatory Commission (ERC) approved the refund proposals for Phase IV. Phase IV is divided into two phases. Phase IVA covers small commercial and industrial customers, flat streetlights including government hospitals and metered streetlights with contracted demand lower than 40 kilowatts (kW). The approved refund period is from July 2005 to December 2006 – a duration of 18 months. Phase IVB on the other hand covers medium, large, very large and extra large commercial and industrial customers including government hospitals and metered streetlights with contracted demand of 40 kW or higher. The approved refund period under Phase IVB will be from October 2005 to December 2010 – a duration of 63 months.

However, the Parent Company is still awaiting the release of the Bureau of Internal Revenue's (BIR) Revenue Memorandum Order (RMO) that would serve as the implementing guidelines on the withholding tax for customers under Phase IV refund program. Once the Parent Company has incorporated the RMO guidelines in the refund process, it can start releasing letters to its customers in August for Phase IV-A and in September for Phase IV-B.

First Gas liabilities due as of December 31, 2004

Pursuant to Meralco's power purchase agreement with First Gas, the Company has ₱13,031 million in outstanding invoices due to First Gas as a result of not dispatching First Gas Power plants at minimum contracted levels over the period 2002 to 2004. Under conditions of the power purchase agreement, these invoices are normally due immediately on issue. However, following an ongoing dispute between First Gas and its gas provider Shell, First Gas has not required the Company to pay the outstanding invoiced amounts because of the back-to-back nature of its agreement with First Gas and subsequently Shell. If these amounts are required by First Gas in the short-term, the Company may not have sufficient cash to meet these obligations. Meralco is led to believe by First Gas that ongoing discussions with Shell will ultimately result in an arrangement whereby payments for gas not used will not be required for at least three years from the time of which it is billed. This implies that Meralco's first payment to First Gas (in respect of calendar year 2002) will not be required until at least January 2006.

Distribution Wheeling Rate Guidelines (DWRG)

ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution utilities are given the choice of when to enter, but once in, must stay with the Performance Based Rates (PBR). Last January 14, 2005, the Company wrote ERC of its intention to join Group A2, which will implement Performance Based Rates (PBR) by July 1, 2007. To comply with DWRG guidelines, on May 31, 2005, the Parent Company filed for an average rate adjustment of 14.76 centavos per kilowatthour before the ERC, 1.2 centavos higher than the 13.58-centavo per kWh increase the power firm applied for in October 2003. The 2003 application was recently withdrawn by the Parent Company at the ERC.

Magna Carta for Residential Electricity Customers

ERC approved Magna Carta for residential customers in June 17, 2004. This took effect on July 19, 2004. Implementing Guidelines subsequently released and took effect on November 26, 2004. In consonance with the guidelines, refund of meter deposits of residential customers shall start in 2006 which is estimated at ₱1.3 billion, including accrued interest.

On the other hand, refund of service deposits is applicable only to those who have established a 3-year good payment record starting the effectivity of the Magna Carta or earliest in 2007. This is estimated at ₱2.9 billion including accrued interest.

Credit Ratings Upgrade to B- by Standard & Poors (S&P)

On February 8, 2005, S&P upgraded the Parent Company's credit rating to B- from CC. The upgrade followed the refinancing exercise completed by Meralco in December 2004 and reflected its improving credit – the successful refinancing exercise alleviated its short-term liquidity concerns and lengthened its debt maturity profile. In light of the Parent Company's cash flow projections, a consortium of onshore banks had agreed to term out the short term debt for as long as 7 years.

The upgrade was further rationalized by S&P with reference to the Company's "dominant position as the largest electricity distributor in the Philippines" and there being "no alternative electricity suppliers in the Metro Manila region." Concurrent with the upgrade, Meralco also cured all historical defaults and technical breaches relating to its debt covenants.

Results of Operations

Three Months Ended June 30, 2005 compared to Three Months Ended June 30, 2004

Parent Company

I. MAJOR REVENUE STREAMS

A. GWH SALES

Despite the rise in NPC rates in June 2005, the second since November last year, and government's 4-day work week scheme during the summer months, the second quarter GWH sales for 2005 increased by 1.43% to 6,529 GWH, a reversal of the slight contraction in the first quarter of 2005.

Month on month, sales growth was on an increasing trend, expanding by 0.62% and 5.21% in the months of May and June 2005, respectively, a turnaround of the 1.61% decline in April.

The commercial segment continues to lead in terms of percentage customer count and KWH sales growths increasing by 4.16% to 369,267 and 5.19% to 2,360 GWH quarter on quarter, respectively.

The Retail Trade and Transport Services segments continued their dominance as the major drivers of commercial sales, growing by 32.5% and 13.5%, respectively. The full commercial operations of new shopping malls and other specialized retail establishments (i.e., Value Shop in Taguig, MetroWalk in Pasig City) especially those energized in the last quarter of 2004, continued to fan the growth in the Retail segment. New malls scheduled to open this year promises to further push GWH sales up. In addition, the increased utilization of the LRT1/LRT2 and MRT systems, during the opening of schools in June drove the sales of Transport Services Segment. More trains actually had to be utilized in June to accommodate the increase in ridership. Also, the proliferation of new call centers such as E-services in Makati and the HSBC Data Center in Alabang, which were only energized in March and May 2005 but are already registering almost 80% of their respective contracted loads, were likewise contributory to the rise in commercial GWH sales.

Sales of the industrial segment were almost flat, declining by 0.68% to 1,777 GWH. However, the Transport Manufacturing and Electrical Machinery industries picked up, rising by 15.9% and 7.2%, respectively, over their second quarter levels in 2004. The expansion in Transport Manufacturing in particular was primarily brought about by the introduction to the local market by Toyota of one its International Multi-Purpose Vehicle (IMV) units, Innova, launched in January 2005 and by the production of right hand drive Mazdas and Ford units for export to Thailand by Ford Motor Company Philippines.

Sales of the residential segment dipped by 0.6 % to 2,354 gWh. Customers, particularly those belonging to the DE Segment (those having an average monthly consumption of between 1-150 kWh) registered an increase of 6.1% in the second quarter of 2005 over the same period last year. While the DE segment registered gains, sales from the Broad C Segment (consuming between 151-800 kWh) and AB Segments (above 800 kWh) declined, indicating a movement of customers belonging to the higher segments to slide down to lower consumption brackets. Lower temperature and humidity, particularly in April and May, respectively, compared to the same months in 2004 and a deliberate reduction in consumption due to higher electricity prices were the factors behind the decline in residential sales. However, a complete turnaround was registered in June as this segment posted a positive 7.5% sales growth in the said month, after a 4.03% and 4.69% sales contraction in April and May, respectively. Contributory to this growth were longer billing days compared to the same period last year, delay in class opening, and relatively higher consumption in the last part of May which was reflected in the June billing.

COMPARISON OF KWH SALES
For the Quarters Ended June 30, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	2,354.74	2,368.65	(0.6)
Commercial	2,360.49	2,244.05	5.2
Industrial	1,777.48	1,789.57	(0.7)
Streetlights	36.02	34.71	3.8
Total	6,528.73	6,436.98	1.4

COMPARISON OF KWH SALES
For the Six Months Ended June 30, 2005 and 2004
(In million kWh)

Customer Class	2005	2004	% Change
Residential	4,264.68	4,369.58	(2.4)
Commercial	4,399.31	4,226.98	4.1
Industrial	3,382.27	3,360.87	0.6
Streetlights	70.59	69.13	2.1
Total	12,116.85	12,026.56	0.8

B. BILLING KW DEMAND

Overall Billing KW Demand increased by 1.6% to 12,316 KW over the second quarter of 2004. Consistent with the growth in GWH sales, the main industries

driving billing kW demand were the Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Segment, which posted 5.2% and 4.5% growths, respectively.

II. AVERAGE RETAIL RATE

Average retail rate rose to P 7.32/KWH, brought about by the ERC-approved NPC rate adjustment and Time of Use (TOU) Rate Implementation effective April 26, 2005. For the first time this 2nd quarter, the average Purchased Power Cost (PPC) from NPC which increased to ₱ 5.59/KWH outpaced that of the IPPs.

However, continued energy sourcing from Meralco's IPPs mitigated the rise in the unit price of electricity.

III. SYSTEM LOSS

System loss for the second quarter of 2005 deteriorated to 12.37%, from 11.57% for the same period last year, although on going system loss reduction efforts were able to bring down losses to 9.5% in June. The higher system loss in the second quarter coupled with the recent NPC rate adjustment resulted in a higher peso-value of unrecoverable purchased power (system loss above the 9.5% cap) of ₱1,147 million compared to ₱615 million in the same period last year.

However, on a 12-month moving average, system loss is on a declining trend from a high of 11.25% in June 2004, down to 10.92% in June 2005.

Because of the impact of system loss to the financial condition of the company, Meralco has intensified its system loss reduction campaign for 2005-2009 with a five-year System Loss Management Program. The program emphasizes greater focus in identifying emerging threats from business and regulatory developments and plugging gaps in the company's processes, which give rise to opportunities of pilferage in the first place. A departure from the previous approach that concentrated on apprehension, Meralco's current approach is both preventive and holistic (i.e., looking at the whole value chain).

IV. SYSTEM RELIABILITY

In the 2nd quarter of 2005, system reliability, in terms of Interruption Frequency Rate (IFR), and system availability, as measured by Cumulative Interruption Time (CIT), continued to reach record levels, improving by 21.04% to 3.04 times and 15.34% to 2.65 hours, respectively, over the same periods last year.

The record levels of system reliability and availability were a result of substantial electric capital expenditures invested in our facilities over the past years and

maintenance works on both poor performing and high impact circuits, compliance to preventive and corrective maintenance schedules, regular thermo-scanning, and continuous replacement of defective or substandard insulators and connectors, and correction of non-standard lateral connections.

FINANCIAL HIGHLIGHTS (Parent Company)

I. OPERATING REVENUES

Operating revenues increased by 29.7% year-on-year from ₱35,937 million to ₱46,615 million this year. The increase is attributable to the increase in purchased power costs and the realized 1.4% sales growth for the second quarter.

COMPARISON OF REVENUES
For the Quarters Ended June 30, 2005 and 2004
(In million Pesos)

Customer Class	This Year	Last Year	% Change
Electric Revenue:			
Residential	17,962	13,762	30.5
Commercial	17,069	13,534	26.1
Industrial	11,199	9,318	20.2
Streetlights	265	163	62.6
Total Electric	46,495	36,777	26.4
Non-electric Revenue	120	(840)	14.3
Total Revenue	46,615	35,937	29.7

II. OPERATING EXPENSES

Operating expenses for the quarter went up by 20.1% from ₱33,574 million to ₱40,324 million. The significant increase was incurred in purchased power costs, which soared by as much as 25.2% from ₱29,492 million to ₱36,924 million. On the other hand, other operating expenses have decreased as follows: 6.5% decrease in operating and maintenance costs from ₱2,552 million to ₱2,387 million; 27.4% decrease in depreciation and amortization from ₱1,301 million to ₱944 million; and 70.1% decrease in taxes other than income tax from ₱229 million to ₱68 million.

The reduction in these expenses favorably contributed to the improvement of the company's bottom line.

III. PROVISION FOR PROBABLE LOSSES

Continuously adhering to conservatism, the company has recorded provisions for probable losses related to the unbundling rate case pending with the Supreme Court. For the quarter, provisions amounted to ₱1,649 million.

IV. OTHER CHARGES

Other charges during the quarter increased by 142.7% for a total amount of ₱1,960 million. Unrecoverable purchased power as part of these charges, increased by 86.5% due to the higher system loss level. Interest and other finance charges also have gone up by 234.8% due to increase in interest on customers' deposits and interest on First Gas Fuel True Up. The booking of equity in net earnings of investee is no longer shown in the separate and unconsolidated financial statements in partial compliance with IAS 27.

V. NET INCOME AND EARNINGS PER SHARE

Despite increases in purchased power costs and prudent provisioning for probable losses, the company was able to conclude its operations for the second quarter ending June 30, 2005 with a net income of ₱1,783 million. This is 66.3% higher than last years' net income of ₱1,072 million.

With this performance, the 1st quarter losses of ₱1,709 million were mitigated resulting to a net income of ₱74 million for the six months ending June 30, 2005. Although this is 94.8% lower than the net income of ₱1,416 million for the same period last year, the company successfully returned to profits with its second quarter operations.

Earnings per common share (excluding depreciation on appraisal increase) for the first half of the year was down to ₱0.38 per share from ₱1.70 per share last year due to lower income level this year.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter declined by 23.6% from ₱1,294 million last year to only ₱989 million this year. Year to-date spending has accumulated to ₱2,036 million but still lower by 21.4% than last year's amount of ₱2,590 million. The level of spending remains at the ratio of 91% to 9% for electric capital projects and non-electric projects respectively.

Financial Highlights - Consolidated
For the Quarters Ended June 30, 2005 and 2004

Consolidated Operating Revenues. For the quarter ended June 30, 2005, Meralco and Subsidiaries achieved consolidated operating revenues of ₱47,473 million, an increase of 29.0% over the ₱36,802 million achieved in the same period in 2004. This increase was due to the increase in Parent Company's purchased power costs and the 1.4% volume sales growth for the quarter.

Operating expenses. Consolidated operating expenses for the second quarter ended June 30, 2005, increased to ₱40,976 million, or 19.5% over the same period of last year due mainly to the significant increase in purchased power costs which soared by more than 25%.

	2nd Quarter Ended June 30,		
	2005	2004	Change
	(in millions)		
Recoverable purchased power	36,924	29,492	25.2%
Operations and maintenance	2,458	2,562	(4.1%)
Depreciation and amortization	996	1,353	(26.4%)
Taxes other than income tax	71	231	(69.3%)
Cost of contracts and services	191	220	(13.2%)
Real estate sold	336	424	(20.8%)
Total	40,976	34,282	19.5%

The increase in consolidated operating expenses was primarily due to an increase in the parent company's purchased power costs. Parent Company's recoverable purchased power cost for the quarter ended June 30, 2005 were ₱36,924 million, or 25.2% over the ₱26,492 million in same period of last year, brought about by purchased power costs, as mentioned earlier. The increase in purchased power cost was brought about by increases in generation and transmission costs from ₱4.124 in the second quarter of 2004 compared to ₱5.345 in the same period of 2005 or a 29.6% increase.

Consolidated operation and maintenance expenses decreased by 4.1% to ₱2,458 million for the quarter ended June 30, 2005, compared with ₱2,562 million in the same period in 2004, due primarily to parent company's conscious efforts to bring down costs.

Consolidated depreciation and amortization decreased by 26.4% from ₱1,353 million for the quarter ended June 30, 2004 to ₱996 million in the same period in 2005, mainly as a result of the fully amortized deferred charges to operation as of December 31, 2004.

Taxes other than income tax decreased by 69.3% from ₱231 million for the second quarter of 2004 to ₱71 million in the same period this year, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate

item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, also decreased by 13.2% from ₱220 million for the quarter ended June 30, 2004 compared to ₱191 million of this year's second three months, primarily due to partial completion of existing projects.

Real estate sold, also a subsidiary account, decreased by 20.8% from ₱424 million in the second quarter of 2004 to ₱336 million in the same period of 2005, also due mainly to the partial completion of some units of "Manansala" and "Joya" residential condominium.

Provision for probable losses. The Parent Company provided for probable losses for the quarter ended June 30, 2005 amounting to ₱1,649 million brought about by the Court of Appeals (CA) decision annulling and setting aside the ERC Decision and Order on the approval of the Parent Company's unbundled tariffs implemented in June 2003. The case was elevated to the Supreme Court and still pending as of this writing.

Operating Income After Provision for Probable Losses. As a result of the foregoing, consolidated operating income increased by 92.4% from ₱2,520 million in the second quarter of 2004, to ₱ 4,848 million operating income in the same period this year.

Other Income (Charges). For the quarter ended June 30, 2005, other income (charges) was ₱2,064 million, an increase of approximately 130.6% over the ₱895 million incurred for the three months ended June 30, 2004, summarized hereunder:

	2nd Quarter Ended June 30,		
	2005	2004	Change
		(in millions)	
Interest and other charges – net	(873)	(229)	281.2%
Unrecoverable purchased power	(1,147)	(616)	86.2%
Equity in net earnings of investee companies	14	58	(75.9%)
Recovery of (provision for) probable losses on disallowed receivables	(58)	(108)	(46.3%)
Total	(2,064)	(895)	130.6%

Interest and other charges - net for the quarter ended June 30, 2005, increased significantly by 281.2% in comparison to the three months ended June 30, 2004, from ₱229 million to ₱873 million due to higher forex and financing costs.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,147 million for the three months ended June 30, 2005, an increase of 86.2%, over the total of ₱616 million for the quarter ended June 30, 2004.

The decline in the unrecoverable purchased power amount was due to the higher system loss level of 12.37% compared to last year's 11.57%.

Consolidated equity in net earnings of investee companies decreased from ₱58 million in the second quarter of 2004 to ₱14 million for the quarter ended June 30, 2005 due mainly to the decrease in equitized earnings from subsidiaries and affiliates.

Recovery of (Provision for) probable losses on disallowed receivables. For the quarter ended June 30, 2005, provision for disallowed recoveries of ₱58 million was 46.3% lower than last year's ₱108 million.

Income from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated income from ordinary activities for the quarter ended June 30, 2005, totaling ₱2,784 million compared to ₱1,625 million for the same period of 2004, primarily due to higher revenues for the period under review brought about particularly by 1.4% increase in volume sales.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the three months ended June 30, 2005, was ₱944 million, compared to ₱537 million for same quarter of 2004, or an increase of 75.8% primarily due to, as mentioned earlier, increase in revenue of approximately 29%.

Consolidated Net Income Before Minority Interest. As a result of the foregoing, net income for the second quarter ended June 30, 2005, was ₱1,840 million, compared to a ₱1,088 million net income in same period of 2004, a reversal compared to net loss incurred in the first quarter of the current year.

Minority Interest increased by 256.3 percent, from ₱16 million in the second quarter of 2004 to ₱57 million in the same period this year.

Consolidated Net Income. As a result of the foregoing, net income for the second quarter ended June 30, 2005, was ₱1,783 million, compared to a ₱1,072 million net income in same period of 2004, or a 66.2 percent increase. As discussed earlier, the significant increase is attributable to the increase in purchased power and the realized 1.4% sales growth for the period under review.

Capital expenditures. The Parent Company's capital expenditures for the quarter declined by 23.6% from ₱1.29 billion last year to only ₱988.7 million this year. Year-to-date spending has accumulated to ₱2.03 billion but still lower by 21.4% than last year's amount of ₱2.59 billion. The level of spending remains at the ratio of 91% to 9% for electric capital projects and non-electric capital projects respectively. On a consolidated basis, capital expenditures for the second quarter of 2005 was ₱1,077 million, 22.9% lower than the second quarter of 2004 of ₱1,396 million. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends to preferred stockholders was not provided for the quarters under review, thereby no payment was made primarily due to the financial crisis brought about by the on-going customers' refund ordered by the Supreme Court.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review increased by 58.2% from ₱1.214 for the second quarter of 2004 to ₱1.921 in the same period of 2005 due mainly to the net income posted for the period.

Financial Highlights - Consolidated

Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2004

Consolidated Operating Revenues. For the six months ended June 30, 2005, Meralco and Subsidiaries achieved consolidated operating revenues of ₱84,636 million, an increase of 20.7% over the ₱70,137 million achieved in the same period in 2004. This increase was driven primarily by a 0.8% increase in sales volume by the parent company coupled with the increase in purchased power costs.

Consolidated Operating expenses. Operating expenses for the first half of June 30, 2005, increased to ₱77,449 million, or 19% over the ₱65,083 million for the same period in 2004.

	Six Months Ended June 30,		
	2005	2004	% Change
	(amounts in millions)		
Recoverable purchased power	69,776	56,102	24.4
Operations and maintenance	4,560	4,926	(7.4)
Depreciation and amortization	2,000	2,516	(20.5)
Taxes other than income tax	148	301	(50.8)
Cost of contracts and services	386	454	(15.0)
Real estate sold	579	784	(26.1)
Total	77,449	65,083	19.0

The increase in consolidated operating expenses was primarily due to an increase in purchased power costs. Parent Company's recoverable purchased power cost for the first two quarters of 2005, were ₱69,776 million, or 24.4% increased over the ₱56,102 million in purchased power cost for the same period in 2004. The increase in purchased power cost was due to the 26.8% increase in average cost purchased/ kWh purchased, from ₱4.192 in 2004 as against ₱5.913 for the six months ended June 30, 2005.

Consolidated operation and maintenance expenses decreased by 7.4% to ₱4,560 million for the semester ended June 30, 2005, compared with ₱4,926 million in the same

period in 2004, due primarily to decrease in provision for pension fund and use of company vehicle.

Consolidated depreciation and amortization also decreased by 20.5% from ₱2,516 million for the six months ended June 30, 2004, to ₱2,000 in same period in 2005, mainly as a result of the fully amortized deferred charges to operation as of December 2004.

The Parent Company's account, *Taxes other than income tax* decreased by 50.8% from ₱301 million in the six months ended June 30, 2004, to ₱148 million in the six months ended June 30, 2005, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, decreased by 15% from ₱454 million in the first six months of 2004 compared to ₱386 million of the same period this year primarily due to partial completion of existing projects.

Real estate sold, also a subsidiary account of Rockwell Land Corporation, decreased by 26.1% from ₱784 million in six months ended June 30, 2004 to ₱579 million in the same period of 2005 due mainly to the almost 100% sold out of residential towers and also on "Manansala Towers".

Provision for probable losses. The Parent Company provided for probable losses for the first six months of 2005 amounting to ₱3,060 million brought about by the Court of Appeals (CA) decision annulling and setting aside the ERC Decision and Order on the approval of the Parent Company's unbundled tariffs implemented in June 2003.

Operating Income After Provision for Probable Losses. As a result of the foregoing, consolidated operating income after provision for probable losses decreased by 18.3% from ₱5,053 million in the first half of 2004, to ₱4,127 million in the same period of 2005.

Other Income (Charges). During the first semester of 2005, other income (charges) were ₱3,706, an increase of approximately 28.4% over the ₱2,886 million in other income (charges) for the semester ended June 30, 2004.

	Six Months Ended June 30,		
	2005	2004	% Change
	(amounts in millions)		
Interest and other charges – net	(1,749)	(1,160)	50.8
Unrecoverable purchased power	(1,868)	(1,689)	10.6

Equity in net earnings of investee Companies	29	182	(84.1)
Provision for probable losses on disallowed receivables	(118)	(219)	(46.1)
Total	(3,706)	(2,886)	28.4

Interest and other charges - net for the six months ended June 30, 2004, increased by 50.8% in comparison to the six months ended June 30, 2004, from ₱1,160 million to ₱1,749 million due to lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,868 million for the semester ended June 30, 2005, an increase of 10.6%, over the total of ₱1,689 million for the six months ended June 30, 2004. System loss for the second quarter of 2005 deteriorated to 12.37%, from 11.57% for the same period last year, although ongoing system loss reduction efforts were able to bring down losses to 9.5% in June this year.

Consolidated equity in net earnings of investee companies likewise declined by 84.1 percent, from ₱182 million for the first six months of 2004, to ₱29 million for the six months ended June 30, 2005 mainly due to lower income of some subsidiaries. Effective this year, the Parent Company is complying with the requirements of IAS28, thereby as of June 30, 2005 no booking has been made on equity in net earnings.

Provision for probable losses on disallowed receivables. For the six months ended June 30, 2005, the Parent Company reflected provision of ₱118 million as compared to ₱219 million of last year, mainly for Quezon Power transmission line fees.

Income from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated loss from ordinary activities for the six months ended June 30, 2005, totaling ₱421 million compared also to an income from ordinary activities of ₱2,168 million for the same period of 2004, primarily due to provision for probable losses brought about by the CA decision setting aside and annulling the ERC's tariff increase to the Parent Company implemented in June 2003.

Consolidated Provision for (Benefit from) Income Tax. Consolidated provision for income tax for the first half of 2005, was ₱249 million, compared to ₱691 million for the same period last year, or a decrease of 63.9%, primarily due to the provision of probable losses.

Consolidated Net Income (Loss) Before Minority Interest. As a result of the foregoing, net income for the six months ended June 30, 2005, was ₱172 million, compared to a ₱1,477 million net income for the same period last year. The significant decrease was mainly due to the provision for probable loss in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

Minority Interest increased by 60.7 percent, from ₱61 million in the first semester of 2004 compared to ₱98 million for the same period this year.

Consolidated Net Income. As a result of the foregoing, net income for the six months ended June 30, 2005, was ₱74 million, compared to a ₱1,416 million in the same period in 2003 a significant decrease brought about by, as discussed earlier, the booking of provision for probable losses.

Capital expenditures of the Parent Company for the six months ended June 30, 2005 was ₱2,036 million as compared to last year's ₱2,590 million. On a consolidated basis, year-to-date spending has accumulated to ₱2,893 million for 2005 as against ₱2,710 million last year. The Parent Company limited capital expenditures due to the ongoing customers' refund and budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2005	2004
	(Amounts in Millions)	
Power Distribution	₱2,036	₱2,590
Real Estate	2	29
Services	855	91
Total	₱2,893	₱2,710

Cash dividends to preferred stockholders = No payment was made for the period under review primarily due to the financial crisis brought about by the rate refund ordered by the Supreme Court.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the first semester under review decreased by 77.9% from ₱1.709 in 2004 to ₱0.377 in 2005 due mainly to the lower income posted for the fist six months of 2005.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the quarters ended June 30, 2005 and 2004:

	Second Quarter		Calendar Yr. To Date	
	2005	2004	2005	2004
	(Amounts in millions)			
Cash Flows				
Cash and cash equivalents, beginning	₱4,873	₱4,312	4,918	5,320
Net cash provided by operating activities	4,859	804	2,046	(8,109)
Net cash used in investing activities	(2,088)	1,061	714	10,979

Net cash provided by (used in) financing activities	(68)	(2,158)	(102)	(4,171)
Cash and cash equivalents, end	**7,576**	**4,019**	**7,576**	**4,019**

As of June 30, 2005, consolidated cash and cash equivalents increased by 88.5 percent, from ₱4,019 million in 2004 compared to ₱7,576 million as of June 30, 2005. Principal sources of cash for the quarter ended June 30, 2005 were net cash provided by operating activities amounting ₱4,859 million, ₱190 million from issuance of preferred stock and increase in customers' deposits amounting to ₱539 million. On the other hand, principal sources of cash for the quarter ended June 2004, were cash provided by operating activities amounting ₱804 million, cash flows from investing activities amounting ₱1,061 million, and proceeds from preferred stock amounting to ₱344 million.

For the six months ended June 30, 2005, net cash provided by operating activities amounted to ₱2,046 million compared to last year's (₱8,109) million. Other sources of cash for the semester ended June 30, 2005, include proceeds from issuance of preferred stock, ₱574 million and increase in customers' deposits, P956 million. On the other hand, as of June 30, 2004, sources of funds were issuance of preferred shares ₱638 million, and also increase in customers' deposits, ₱109 million.

Operating Activities

Net cash provided by operating activities for the second quarter of 2005 amounted to ₱4,859 million, compared to ₱804 million of last year, or an increase of ₱4,095 million or 504.4% improvement. The increase in accounts receivables of the Parent Company by ₱2,065 million, contributed to the decrease in net cash provided by operating activities. For the quarter ended June 30, 2004, net cash flows from operating activities stood at only ₱804 million, mainly due to the increases in other accounts payable and other current liabilities, ₱2,466 million, and a minimal increase in depreciation and amortization amounting ₱1,353 million. Actual cash payments to customers' refund for the quarters ended June 30, 2005 and 2004 were ₱40 million and ₱115 million respectively.

Investing Activities

For the second quarter of 2005, the Company's net cash used in investing activities was (₱2,088) million, a decrease of ₱3,149 million, or (197%), from ₱1,061 million in same period of 2004 mainly due to increase in other non-current assets. Capital expenditures for the quarter ended June 30, 2005 were ₱1,374 million and ₱1,396 million in same period of 2004, a slight decrease of 1.6%.

Calendar year to date, the Company's net cash used in investing activities was ₱714 million this year, compared to ₱10,979 million last year, or a decrease of ₱10,265 million primarily due to adjustments made on appraisal increase in utility plant in compliance with IAS implementation last year.

Financing Activities

The Company's Net Cash Used in Financing Activities was ₱68 million for the second quarter of 2005 compared to ₱2,158 million in same period of 2004. The improvement could be attributed to the refinancing of Company's unsecured loans late last year and lower amortization payments, amounting to ₱19 million on short-term loans and ₱676 million on long-term loans for the quarter ended June 30, 2005 compared to ₱21 million of short-term and ₱2,151 million for long-term payments for the same period of last year

Cash Flows from financing activities, for the six months ended June 30, 2005 is declined by approximately 98%, to ₱102 million compared to ₱4,171 million last year, mainly due to decrease in repayments of both short-term and long-term loans. However, redemption of preferred stock increased from ₱201 million for the first half of last year, as against ₱351 million this year.

Debt Financing

Consolidated long-term debt, net of current portion, was ₱22,192 million as of June 30, 2005, compared to ₱13,709 million as of June 30, 2004. On the other hand, for the period under review, there are no payments made for short-term loans due to refinancing of Parent Company's unsecured loans consummated last November 2004.

The Company has no drawings from existing credit facilities during the period under review. Consolidated short-term debt at the end of the second quarter of 2005 amounts to ₱395 million, compared to ₱442 million at the end of June 30, 2004 due mainly to the Company's refinancing of unsecured short-term loans consummated late last year.

The estimated schedule of repayments of consolidated long-term debt of the Company is as follows:

	Amount in Original Currency					Total
Year	U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	Peso Equivalent
			(in millions)			
2005	$11	¥ 506	€ .26	CHF 0.2	1,612	2,869
2006	23	1,011	0.5	0.4	421	2,251
2007	41	1,011	0.5	0.4	784	3,568
2008	42	1,011	0.5	0.4	548	3,384
2009 thereafter	159	2,022	1.5	0.8	2,189	12,088
	$276	¥5,561	€3.26	CHF 2.2	5,554	24,160

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by the Company in order to finance the installation of additional

facilities to connect such customers to its facilities. The preferred shares earn dividends at 10% per annum and after five years, are redeemable at the option of either the Company or the holder. As of June 30, 2005, there were 252 million preferred shares issued and outstanding in respect of which ₱2,519 million of capital had been paid to the Company.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Company is not in technical default as of April 5, 2005.

b. Withdrawal of November 2003 Provisional Increase

In November 2003, the ERC provisionally approved a P0.12 per kWh rate increase for the Company. On December 23, 2003, a consumer group and three members of the Philippine Congress filed a petition with the Supreme

Court seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the Supreme Court ordered the ERC and the Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. On June 15, 2004, the SC laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the Implementing Rules and Regulations of RA 9136, particularly the publication and comment requirements.

On April 27, 2005, the Company informed the ERC that it is withdrawing its 12 centavo rate hike petition to start with clean slate and on May 31, 2005, the Parent Company filed a higher rate adjustment of 14.76 centavo per kWh, 1.2 centavos higher than the 13.58 centavo hike applied for in October 2003.

b. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC and Meralco have already filed a motion for reconsideration. If ERC's May 2003 decision is not ultimately reinstated the implications for Meralco would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort

d. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the Court of

Appeals. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Company.

e. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Company to recover the current franchise tax payments. The ERC is in the process of validating the same.

f. 14.76-Centavo/kWh Rate Adjustment Filed

The Parent Company filed for an average rate adjustment of 14.76 centavos per kWh before the Energy Regulatory Commission (ERC) on May 31, 2005, 1.2 centavos higher than the 13.58 centavo per kWh increase the Company applied for in October 2003. The 2003 application was withdrawn by the Parent Company at the ERC on April 27, 2005.

In its petition, the Company said its inability to attain a reasonable RORB and generate the corresponding level of revenues have adversely affected its capability to fund required capital projects, prejudicing the integrity of its electric system. Since year 2000, the Company's proposed yearly budget for capital projects have been cut by an average of 40 percent due to financial constraints.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2005 Capital Expenditure Requirements

Electric Capital Projects: (in million pesos)

a.	System Requirements	P 863

b.	Customer Allocation	2,843
c.	Miscellaneous Allocation	1,640
Non Electric Projects		43
Other Capitalized Items		361
Total Capex		**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, preferred equity issues and working capital.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has an approved capital expenditure budget of ₱5,750 million for the 2005. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Company has to prioritize its projects to only those deemed urgent in this year's (2005) project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, preferred equity issues and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

Capital expenditures of the Parent Company for the second quarter decreased by 23.6% from ₱1,294 million in 2004 to ₱989 million in 2005. The level of spending remains at the ratio of 91% to 9% for electric capital projects and non-electric projects respectively.

On a consolidated basis, capital expenditures for the second quarter this year slightly decreased by 1.6% from ₱1,396 million in 2004 to ₱1,374 million for the quarter ended June 30, 2005 mainly due to financial constraints brought about by the on-going customers' refund per Supreme Court decision.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers and other issues confronting the Parent Company.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

a. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC has already filed a motion for reconsideration and the Meralco plans to also file a similar motion in the short-term. If ERC's May 2003 decision is not ultimately reinstated, the implications for the Company would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort.

b. Performance-Based Regulation (PBR)

Currently, the ERC is considering the introduction of a new framework of performance-based regulation, or PBR, to regulate distribution utilities that would replace the existing approach to rate setting based on RORB. The ERC recently promulgated PBR for the transmission sector of the Philippine electric power industry. While the ERC has yet to propose a PBR framework for the distribution sector of the electric power industry, the implementation of PBR in this sector is expected to be modeled on the PBR regime promulgated for the transmission sector.

If a PBR and rate setting framework similar to that for the transmission sector were adopted, a formula that takes into account a number of variables, including

forecasted operation and maintenance expenses, while forecasted capital expenditures would be considered in determining the utility's annual depreciation in the rate formula.

The Company believes that such a PBR would permit the calculation and adjustment of tariffs more closely in line with general increases in prices and actual costs, though tariff adjustments will continue to be subject to ERC approvals.

On January 14, 2005, the ERC informed the Company of the approval of the DWRG which commenced the era of performance based regulation (PBR) for Philippine distribution utilities. ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution Utilities are given the choice of when to enter, but once in, must stay with the performance based rates (PBR). Last January 14, 2005, the Parent Company wrote ERC of its intention to join Group A2. The DWRG allow for a re-balancing of tariffs by the end of 2005 prior to the formal introduction of a PBR tariff adjustment mechanism in July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations;

As a result of (v)a above, the company provided for the potential loss of ₱9.8 billion for the year 2004 and ₱3.06 billion for the six months ended June 30, 2005, in its income statement.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

- *Consolidated Utility Plant and Others* at revalued amounts slightly increased from ₱90,453 million as of June 30, 2004 to ₱95,075 million in the same period this year or a 5.1% increase due to additional projects completed during the year.

- Due to the re-enacted capital expenditure budget for the year 2004 and cash flow problem of the Company, *Construction in Progress* is down by 16.7% from ₱5,432 million as of June 30, 2004 to ₱4,525 in June 30, 2005.

- *Investments at equity* also decreased from ₱3,013 million in June 2004 to ₱2,287 million in June 2005 due mainly to lower share in revaluation increment of subsidiaries and associate, restated at beginning of the year, from ₱1,167 million in 2003 to ₱989 million in 2004.

- *Land and development costs,* a subsidiary account, slightly increased, from ₱833 million as of June 30, 2004, to ₱921 million compared as of June 30, 2005 or a 10.6% increase.

- *Consolidated other noncurrent assets* increased from ₱22,816 million in June 30, 2004 to ₱26,034 million in June this year or 14.1%, mainly due to increases in Parent Company's Deferred Pass-Through Fuel Costs, from ₱8,286 million in June 2004 to ₱12,966 million in June 2005; Deferred PPA – Non-current , from ₱4,641 million in June 2004 to ₱4,773 million in June 2005 and the Unamortized debt expenses from ₱685 million in June 2004 to ₱782 million in June 2005.

Current Assets

	Consolidated		
	2005	2004	% Change
Cash and cash investments	7,576	4,019	88.5
Receivables – net	31,608	24,781	27.5
Inventories	1,181	1,371	(13.9)
Other current assets	936	654	43.1
Total	41,301	30,825	34.0

- Consolidated Cash and cash equivalents significantly increased, from ₱4,019 million as of June 30, 2004 to ₱7,576 million in June 30, 2005 or 88.5% and is attributable to the lower loan repayment on long-term loans brought about by the refinancing scheme of unsecured loans.

- Receivables - net increased from ₱24,781 million in June 2004 to ₱31,608 million in June 2005 due primarily to the unbilled receivables representing purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months, from ₱12,881 million as of June 2004 to ₱15,186 million in June 2005.

- Consolidated inventories as of June 30, 2005 decreased from ₱1,371 million in June 2004 to ₱1,181 million this year, due to a slow down in capital expenditures because of cash flow constraints.

- Other current assets increased from ₱654 million in June 2004 to ₱936 million in June 2005 or 43.1% increase which is attributable to the increase in current portion of prepaid income tax, from ₱298 million in last year to ₱686 million this year as a result of refund, which the Company has effectively overpaid estimated at ₱8,902 million.

Stockholders' Equity

- Preferred stock increased from ₱1,844 million in June 2004 to ₱2,518 million in June 2005 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects. Preferred stock issuances amounted to ₱574 million as against the redemption of ₱351 million for the first half of 2005.

- Common stock on the other hand, was unchanged and no adjustments made for the quarter ended June 30, 2005. During the ESOP 12th Offering, 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan.

- Appraisal increase in utility plant and others decreased abruptly by 24.7% from ₱28,601 million in June 2004 to ₱21,542 million in June 2005 as a result of the Parent Company's adoption of New Statement of Financial Accounting Standards (SFAS) / International Accounting Standards (IAS) which became effective in 2004. The adoption of IAS12 resulted in the recognition of deferred tax liability on revaluation increment, thus, the change decreased the beginning consolidated stockholders' equity by ₱9,249 million for the year ended December 31, 2004.

- Reflecting the net loss incurred in 2002 amounting to ₱27,863 million as a result of the recognition of an extraordinary loss due to the customer refund, the Company's unappropriated retained earnings (deficit) for 2002 was ₱(11,664) million. In 2003, the balance in the appropriated retained earnings of ₱12,600 million was transferred to unappropriated retained earnings to beef up the deficit. In addition, the net income earned in 2003 amounting to ₱1,267 million resulted to significant improvement in the unappropriated retained earnings amounting to ₱2,951 million. Again, for the year 2004, a consolidated net loss amounting (₱ 2,610) million was incurred due primarily to the provision for probable losses brought about by the Court of Appeals Decision annulling and setting aside the ERC Decision and Order authorizing the unbundled tariff increase for the Company. As a result, the balance of unappropriated retained earnings as of December 31, 2004 is down by 72%, from ₱2,951 million in 2003 to ₱827 million. For the first semester ended June 30, 2005, as a result of the ₱74 net income, unappropriated retained earnings is on a positive note, down by 73%, from ₱4,467 million as of June 30, 2004 to ₱1,207 million as of June 30, 2005.

Noncurrent Liabilities

- Customers refund - noncurrent portion represents the balance of the customers refund not yet due within one year. As of June 30, 2005 this amounted to ₱15,142 million, lower than the June 30, 2004 balance of ₱18,689 million due to the full implementation of Phases 1 – III customers and transfer of the amounts due within one year to the Customers refund - current account. The ERC recently approved the refund proposals for Phase IV which is divided into two phases. Phase IVA covers small commercial and industrial customers, flat streetlights including government hospitals and metered streetlights with contracted demand lower than 40 kw. Phase IVB on the other hand, covers medium, large, very large

and extra large commercial and industrial customers including government government hospitals and metered streetlights with contracted demand of 40 kw or higher.

ξ Customers' deposits – noncurrent balance of the Company as of June 30, 2005 is ₱17,356 million, 29.9% higher compared to the June 30, 2004 figure of ₱13,364 million.

	As of June 30 2005	2004
	(in million pesos)	
Customers', meter and service deposits	10,976	10,243
Interest on Meter and service deposit	6,380	3,121
Total	17,356	13,364

ξ Liability arising from deferred pass-through fuel costs increased from ₱8,286 million in June 30, 2004 to ₱12,966 million in June 2005 due to additional costs incurred in 2004 amounting to US$82 million compared to US$64 million in 2003.

ξ Deferred income tax liabilities increased by ₱5,631 million, from ₱944 million in June 2004 to ₱6,575 million as of June 30, 2005 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA Decision on unbundling tariff increase.

ξ Summary of "Provisions" account is accounted for as follows:

	As of June 30 2005	2004
	(in million pesos)	
Provision for probable losses	12,884	-
Customer/Meter deposit - interest	-	2,567
Provision for various tax assessments and legal claims	489	491
Total	13,373	3,058

ξ Long-term debt – net of current portion increased to ₱22,192 million in June 2005 from ₱13,709 in June 2004, primarily due to the Company's refinancing of unsecured loans for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million. (See Note 15 - Notes to financial statements)

ξ Estimated liability for project development as of June 30, 2005 amounting to ₱4,016 million is the liability of Subsidiary as agreed upon with contractors for the construction of the "Manansala" & "Joya" condominium project.

ξ Other noncurrent liabilities amounted to ₱4,124 million in June 30, 2005 compared to ₱1,470 million as of June 2004 or an increase of ₱2,654 million due mainly to the accrual of interest on deferred pass-through fuel cost, accrual of OMTL charges, and interest on customers' deposits.

Current Liabilities

ξ As of December 31, 2004, the Company has no existing short-term loans due mainly to the refinancing consummated late last year. Consolidated notes payable balance amounting to ₱395 million as of June 30, 2005, is a subsidiary account compared to ₱5,264 million balance as of June 2004.

ξ Accounts payable and other current liabilities increased from ₱22,667 million in June 2004 to ₱24,731 million as of June 30, 2005 or 9.1%. The big chunk goes to Parent Company's trade accounts payable, from ₱13,575 million in June 2004 to ₱14,179 million as of June 30, 2005, due to the higher level of purchased power costs brought about by increased demand.

ξ With the completion of Phases I to III of the ongoing customers' refund, the current portion of the remaining phases, which is Phases IVA & IVB, as of June 30, 2005, amounts to ₱4,701 million compared to ₱4,368 million as of June 30, 2004 or an increase of 7.6%.

ξ Long-term debt - current portion amounted to ₱1,968 million as of June 2005 compared to ₱7,941 million as of June 30, 2004, due to the refinancing of unsecured long-term debt bearing an amortizing feature and a final maturity in 2011 or for a seven-year period.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

Seasonality

The following table sets forth the Company's quarterly sales in gWh.

	2005	2004	2003
		(in gWh)	
Quarterly Sales			
First Quarter	5,588	5,590	5,470
Second Quarter	6,529	6,437	6,116
Third Quarter		6,392	6,157
Fourth Quarter		6,242	6,091
Totals	12,117	24,660	23,834

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to contend itself with the reenacted budgeted capital expenditures for the year 2005 to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of June 30, 2005, 36% or ₱10.7 billion has been refunded either through application / credit to bills or outright cash

refund. Phase IV, the final phase of the refund, covers commercial and industrial customers and other non-R/GS accounts. This phase covers 128,216 services which is two percent of total services qualified for the refund and accounts for 62 % of the total refundable amount of ₱18,650M. The proposed scheme for this phase was submitted to the ERC on September 3, 2004. Under the proposal, Phase IV would be implemented in two sub-phases, namely, Phase IVA and Phase IVB.

Recently, the ERC approved the Parent Company's refund proposals for Phase IV. The ERC also ordered that all government accounts falling under Phase IVB shall be classified to Phase IVA. As of this writing, the Company is urging the Bureau of Internal Revenue (BIR) to release the revenue memorandum order (RMO) that would serve as the company's implementing guidelines on the withholding tax for customers under its Phase IV refund program.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances	=	None
Repurchases	=	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

(Please see "Notes to Financial Statements" No. 15 Long Term Debt)

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. Local Tax Adjustments

A recent rate-related filing of the Parent Company was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units started to implement new local taxes and fees aside from the local franchise tax. The Parent Company is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes.

2. System Loss Guidelines for Distribution Utilities

Another rule promulgated by the ERC in 2004 was the System Loss Guidelines for Distribution Utilities which took effect November 2004. The Guidelines segregate system losses of distribution utilities into three categories:

technical, non-technical and administrative losses. Separate caps will then be established by the Commission for the segregated losses.

The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before November 4, 2005.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

(See notes to Financial Statements, No. 26 Contingencies)

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the six months ended June 30, 2005, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3B, which greatly affect the company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of June 30, 2005, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

EMVI's Financial Highlights:	Current Yr. YTD Jun '05	Previous Yr. YTD Jun'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 44	P 37	19
Gross Profit	16	21	(24)
Net Income/(Loss)	12	8	50
Total Assets	201	148	36
Total Liabilities	78	48	63
Total Stockholders' Equity	123	100	23

On a year-to-date basis, EMVI has accumulated net income of ₱12 million as of June 30, 2005, which is 50% higher than the net income of ₱8 million as of June 30, 2004.

Gross revenues also increased by 19% due mainly to Fiber Optics project and the recognition of revenues from Bayantel accounts as reconciliation and invoicing for some projects that were accounted for.

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The increase in liabilities resulted from the increase in Accounts Payable and Accrued Expenses.

The increase in net income is main reason behind the increase in Stockholders' Equity amounting to ₱12 million.

US SEC
File No. 82-3237

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Jun'05	Previous Yr. YTD Jun'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 481	₱ 535	(10)
Gross Profit	71	83	(14)
Net Income/(Loss)	36	17	112
Total Assets	950	916	4
Total Liabilities	735	762	(4)
Total Stockholders' Equity	215	154	40

The 10% decrease in revenues was attributed to the slow down in the following business lines such as engineering projects, telecommunications and water lines.

Gross profit also decreased as a result of lower revenues for the period under review, net income increased due to higher equity share.

Total Assets slightly increased on account of increase in investments.

The decrease in liabilities resulted from the decrease in accounts payable and notes payable.

Stockholders' Equity increased by 40% due to income achieved during the period under review.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Jun '05	Previous Yr. YTD Jun'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱1,176	₱1,273	(8)
Gross Profit	597	489	22
Net Income	136	96	42
Total Assets	12,676	10,247	24
Total Liabilities	6,492	4,280	52
Total Stockholders' Equity	6,184	5,967	4

Revenues decreased due mainly to the almost old out Residential Towers and Manansala Towers As of June 30, 2005, Manansala Towers is 92.4% complete as against Joya Lofts & Tower which is only 8% complete.

The improvement in gross profit and net income could be attributed to the lower cost of sales.

Assets increased by 24% as a result of the increase in Receivables, and the Joya Development Cost.

Total Liabilities increased due the increased Deferred Sales, from ₱3,833 million in Jun 2004 to ₱4,016 million in June 2005.

As a result of the 42% increase in net income for the six months ended June 30, 2005, Stockholders' Equity slightly increased by a mere 4%.

Corporate Information Solutions, Inc. is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability.

Financial Highlights:	Current Yr. YTD Jun '05	Previous Yr. YTD Jun'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 200	₱202	(1)
Gross Profit	94	90	4
Net Income/(Loss)	62	33	88
Total Assets	260	259	0.4
Total Liabilities	743	842	(12)
Total Stockholders' Equity	(483)	(583)	(17)

Revenues decreased due mainly to the decreased sales more particularly from Payment Collection Systems (PCS) and Data Center segments, from ₱202 million for the first 6 months of 2004 to ₱200 million in the first semester of this year.

There was a slight improvement in gross profit which could be attributed to the lower cost of sales, from ₱112 million in the first six months of 2004 to ₱106 million in the first two quarters of 2005.

Year-on-year decreases in liabilities include the following accounts: Short term liabilities, and Accounts Payable.

Stockholders' Equity slightly improved by 17% due to income achieved during the first six months of the year.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

(See also Notes to Financial Statements Nos. 3, and 7)

Financial Highlights:	Current Yr. YTD Jun'05	Previous Yr. YTD Jun'04	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱1,415	₱1,478	(4)
Operating Income	941	853	10
Net Income	561	509	10
Total Assets	4,596	5,018	(8)
Total Liabilities	1,815	2,395	(24)
Total Stockholders' Equity	2,781	2,623	6

FPPC's gross revenues decreased slightly by 4% due mainly to lower demand for the period under review.

Due to lower operating expenses for the first two quarters of 2005, operating income slightly improved by 10%, from ₱853 million for the first half of 2004 to ₱941 million in the same period this year.

Total Assets decreased by a minimal 8 percent due to the decrease in property, plant and equipment at 16% and other assets at 10%.

Total liabilities also decreased by 24%, mainly due to decrease in long-term liabilities – noncurrent and current portion.

Stockholders' Equity increased due mainly to lower cumulative translation adjustment booked for the first half of this year.

MANILA ELECTRIC COMPANY
AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE
As of June 30, 2005
(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	13,287	12,114	240	96	837
Government	426	270	41	22	93
General Power					
Private	10,138	8,938	212	43	945
Government	2,488	1,863	228	73	324
Flat / Streetlights					
Private	45	22	3	3	17
Government	437	186	39	18	194
Sub-total					
Private	23,470	21,074	455	142	1,799
Government	3,351	2,319	308	113	611
Others(Subsidiaries)	5,003	4,547	75	46	335
Gross Trade Receivables	31,408	27,940	838	301	2,745
Less: Allow. for Doubtful Accounts	1,416				1,416
Net Trade Receivables	30,408	27,940	838	301	1,329
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**30,449**	**27,940**	**838**	**301**	**1,370**

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

a)	Regular General Service	Mostly residential customers	24 days
b)	General Power	Combination of commercial and industrial customers	24 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	24 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of June 30, 2005 and 2004
(With comparative figures as of December 31, 2004)
(In Million Pesos, except ratio)

	Jun 2005	Jun 2004	Audited As of Dec 2004
Preferred stock	2,519	1,844	2,295
Common stock	10,074	10,074	10,074
Capital in excess of par value	2,943	2,919	2,943
Deposits on subscriptions to Preferred stock	77	93	87
Subscriptions receivable, common	(70)	(95)	(72)
TOTAL PAID-IN CAPITAL (A)	15,543	14,835	15,327
UNAPPROPRIATED RETAINED EARNINGS (B)	1,207	4,467	827
RATIO (B / A)	7.8%	30.1%	5.4%

Note: Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended June 30, 2005 and 2004

Parent Company Financial Statements
For the Six Months Ended June 30, 2005 and 2004

Consolidated Financial Statements
For the Six Months Ended June 30, 2005, 2004 and
For the Year Ended December 31, 2004

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Co.	Consolidated	Consolidated & Audited
	Jun 2005	Jun 2005	Dec 2004
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 5 and 15)	₱90,952	₱95,075	₱88,378
Construction in progress (Note 6)	4,067	4,525	4,623
Investments - at equity (Note 7)	3,452	2,292	1,846
Investments - at cost (Note 8)	81	76	599
Investments in real properties (Notes 8 and 15)			3,425
Land held for future development (Notes 4 and 15)	–	921	1,068
Other noncurrent assets (Notes 9 and 23)	25,366	26,034	27,853
Total Noncurrent Assets	123,918	128,923	127,792
Current Assets			
Cash and cash equivalents (Note 10)	7,117	7,576	4,918
Receivables (Notes 9, 11, 15 and 20)	26,582	31,608	28,468
Inventories (Note 12)	1,006	1,181	1,064
Deferred income tax assets (Note 23)	0	0	0
Other current assets (Notes 13 and 23)	634	936	687
Total Current Assets	35,339	41,301	35,137
TOTAL ASSETS	₱159,257	₱170,224	₱162,929
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock (Note 14)	₱2,518	₱2,518	₱2,295
Common stock (Note 14)	10,074	10,074	10,074
Capital in excess of par value (Note 14)	2,943	2,943	2,944
Subscriptions receivable - common stock (Note 14)	(70)	(70)	(72)
Deposits on subscriptions to preferred stock	77	77	87
Appraisal increase in utility plant and others (Note 5)	20,571	20,571	18,154
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	971	971	811
Share in cumulative translation adjustment (Note 7)	(25)	(25)	(25)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	1,207	1,207	827
Appropriated retained earnings (Note 14)	200	200	200
Total Stockholders' Equity	38,466	38,466	35,295

(Forward)

	Parent Co.	Consolidated	Consolidated & Audited
	Jun 2005	Jun 2005	Dec 2004
		(Amounts in Millions)	
Minority Interest	**₱–**	**₱2,800**	₱2,966
Noncurrent Liabilities			
Customers' refund - noncurrent portion (Note 1)	15,142	15,142	15,142
Long-term debt-net of current portion (Notes 5, 15, and 25)	20,201	22,192	21,985
Customers' deposits (Notes 17 and 18)	17,356	17,356	16,400
Liability arising from deferred fuel costs(Note 9)	12,967	12,967	13,031
Deferred income tax liabilities (Note 23)	6,575	6,575	7,920
Provisions (Notes 18 and 19)	13,373	13,373	10,313
Estimated liability for project development (Note 27)	–	4,016	692
Other noncurrent liabilities (Note 9)	3,310	4,124	2,828
Total Noncurrent Liabilities	88,924	95,745	88,311
Current Liabilities			
Notes payable (Note 16)	0	395	442
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	23,809	24,731	26,469
Customers' refund – current portion (Note 1)	4,701	4,701	5,409
Long-term debt – current portion (Notes 5, 15 , and25)	1,968	1,968	4,007
Long-term debt classified as current (Notes 5, 15, and 25)	-	-	-
Income tax payable	1,389	1,418	30
Total Current Liabilities	31,867	33,213	36,357
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱159,257**	**₱170,224**	₱162,929

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	3 Months Ended Jun 30		3-Months Ended Jun 30	
	2005	2004	2005	2004
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	₱46,615	₱35,937	₱47,473	₱36,802
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	36,924	29,492	36,924	29,492
Operations and maintenance (Notes 20, 22 and 24)	2,387	2,552	2,458	2,562
Depreciation and amortization (Notes 9 and 22)	944	1,302	996	1,353
Taxes other than income tax (Note 23)	69	229	71	231
Cost of contracts and services (Note 22)	–	–	191	220
Cost of real estate	–	–	336	424
	40,324	33,575	40,976	34,282
OPERATING INCOME Before Prov. For Prob Losses	6,291	2,362	6,497	2,520
Provision for Probable Losses	1,649	-	1,649	-
OPERATING INCOME (LOSS) AFTER PROVISION	4,642	2,362	4,848	2,520
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	(755)	(226)	(873)	(229)
Unrecoverable purchased power (Notes 20 and 27)	(1,147)	(615)	(1,147)	(616)
Equity in net earnings (losses) of investees (Note 7)	0	142	14	58
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	(58)	(108)	(58)	(108)
	(1,960)	(807)	(2,064)	(895)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	2,682	1,555	2,784	1,625
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	(1,546)	(1,008)	(1,591)	(1,062)
Deferred	647	525	647	525
	(899)	(483)	(944)	(537)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	1,783	1,072	1,840	1,088
MINORITY INTEREST	–	–	(57)	(16)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	1,783	1,072	1,783	1,072
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	-	–
NET INCOME (LOSS) (Note 28)	₱1,783	₱1,072	₱1,783	₱1,072
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	₱1.770	₱1.070	₱1.770	₱1.070
Excluding depreciation on appraisal increase	1.921	1.214	1.921	1.214
On net income (loss)				
Including depreciation on appraisal increase	1.770	1.070	1.770	1.070
Excluding depreciation on appraisal increase	1.921	1.214	1.921	1.214
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	P1.770	₱1.070	P1.770	₱1..070
Excluding depreciation on appraisal increase	1.921	1.214	1.921	1.214

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Six Months Ended June 30			
	2005	2004	2005	2004
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	**₱83,064**	₱68,406	**₱84,636**	₱70,137
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**69,776**	56,102	**69,776**	56,102
Operations and maintenance (Notes 20, 22 and 24)	**4,438**	4,864	**4,560**	4,926
Depreciation and amortization (Notes 9 and 22)	**1,896**	2,409	**2,000**	2,516
Taxes other than income tax (Note 23)	**143**	297	**148**	301
Cost of contracts and services (Note 22)	–	–	**386**	454
Cost of real estate	–	–	**579**	784
	76,253	63,672	**77,449**	65,083
OPERATING INCOME Before Prov'n for Prob Losses	**6,811**	4,734	**7,187**	5,054
Provision for Probable Losses	**3,060**	0	**3,060**	0
OPERATING INCOME AFTER PROVISION	**3,751**	4,734	**4,127**	5,054
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	**(1,513)**	(1,060)	**(1,749)**	(1,160)
Unrecoverable purchased power (Notes 20 and 27)	**(1,868)**	(1,689)	**(1,868)**	(1,689)
Equity in net earnings (losses) of investees (Note 7)	**0**	281	**29**	182
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	**(118)**	(219)	**(118)**	(219)
	(3,499)	(2,687)	(3,706)	(2,886)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**252**	2,047	**421**	2,168
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	**(1,423)**	(1,388)	**(1,494)**	(1,448)
Deferred	**1,245**	757	**1,245**	757
	(178)	(631)	**(249)**	(691)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**74**	1,416	**172**	1,477
MINORITY INTEREST	–	–	**(98)**	(61)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	**74**	1,416	**74**	1,416
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (LOSS) (Note 28)	**₱74**	₱1,416	**₱74**	₱1,416
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	**₱0.073**	₱1.413	**₱0.073**	₱1.413
Excluding depreciation on appraisal increase	**0.377**	1,713	**0.377**	1.713
On net income (loss)				
Including depreciation on appraisal increase	**0.073**	1,413	**0.073**	1.413
Excluding depreciation on appraisal increase	**0.377**	1,713	**0.377**	1.713
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	**P0.073**	₱1.413	**P0.073**	₱1.413
Excluding depreciation on appraisal increase	**0.377**	1.713	**0.377**	1.713

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Jun 2005	Jun 2004
	(Amounts in Millions)	
PREFERRED STOCK (Note 14)		
Balance at beginning of year	₱2,295	₱1,407
Issuance of shares	574	638
Redemption of shares	(351)	(201)
Balance, end of month	2,518	1,844
COMMON STOCK (Note 14)		
Balance at beginning of year	10,074	9,993
Subscriptions	0	81
Balance end of month	10,074	10,074
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year	2,944	2,895
Increase(Decrease) in subscription on repurchase option (Note 14)	(1)	25
Balance at end of month	2,943	2,920
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)		
Balance at beginning of year	(72)	(10)
Reclassified to (from) current receivables		(85)
Cancelled subscriptions	2	
Balance at end of month	(70)	(95)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK		
Balance at beginning of year	87	101
Additional deposits on subscriptions	574	638
Issuance of shares	(574)	(638)
Cancelled subscriptions	(10)	(8)
Balance at end of month	77	93
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)		
Balance at beginning of year	18,154	27,445
Additions/(adjustments)	2,723	(239)
Revaluation increment of disposed utility plant & others	-	-
Depreciation on appraisal increase transferred to unappropriated retained earnings	(306)	(300)
Balance at end of month	20,571	26,906
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)		
Balance at beginning of year	811	1,455
Additions	160	240
Depreciation on share in revaluation increment transferred to un-appropriated retained earnings	-	–
Balance at end of month	971	1,695
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)		
Balance at beginning of year	(25)	(35)
Translation adjustment during the year	-	–
Balance at end of month	(25)	(35)

(Forward)

	June 2005	June 2004
	(Amounts in Millions)	
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)		
Balance at beginning of year, as previously reported	₱827	₱2,951
Prior period adjustments arising from customers' refund (Note 1)	-	-
Change in accounting for provisions and intangible assets (see Note 2)	-	-
Balance at beginning of year, as restated	827	2,951
Net income	74	1,416
Depreciation on appraisal increase in utility plant and others	306	300
Depreciation on share in revaluation increment of subsidiaries and an associate	-	–
Revaluation increment of disposed utility plant and others		
Cash dividend on preferred stock – 2% for the year 2003	-	-
Transfers from (to) appropriated retained earnings	-	(200)
Balance, end of month	1,207	4,467
APPROPRIATED RETAINED EARNINGS (Note 14)		
Balance at beginning of year	-	-
Transfers from (to) unappropriated retained earnings	200	200
Balance, end of month	200	200
	₱38,466	₱48,070

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2005	2004	2005	2004
		(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	₱2,682	₱1,555	P2,784	₱1,625
Adjustments for:				
Depreciation and amortization	944	1,301	996	1,353
Interest expense on loans	487	447	527	448
Other financial charges	(2)	101	(2)	101
Franchise tax expense	68	229	71	231
Interest expense on customers' deposits	415	(198)	415	(198)
Interest and dividend income	(134)	(125)	(134)	(125)
Provision for doubtful accounts	0	(106)	3	(87)
Equity in net (earnings) losses of investees	0	(142)	(14)	(58)
Minority interest	–	-	57	16
Other provisions	(709)	(27)	(727)	(52)
Provision for (recovery of) probable losses on disallowed receivables	58	108	58	108
Operating income before working capital changes	3,809	3,143	4,034	3,362
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	(1,374)	(1,878)	(2,065)	(1,836)
Inventories	85	23	142	121
Other current assets	(8)	21	(34)	(7)
Estimated liability for project development	-	-	612	(364)
Increase in:				
Accounts payable and other current liabilities	2,275	2,523	2,151	2,466
Other non-current liabilities	1,377	(336)	1,880	(385)
Customer's refund-current	(97)	(1,020)	(97)	(1,020)
Net cash generated from operations	6,067	2,476	6,623	2,337
Franchise tax paid	(1,256)	(985)	(1,256)	(985)
Interest paid	(602)	(557)	(602)	(558)
Income tax paid	0	0	0	0
Interest and dividend received	134	125	134	125
Cash flow from ordinary activities	4,343	1,059	4,899	919
Customers' refund paid	(40)	(115)	(40)	(115)
Net cash provided by operating activities	4,303	944	4,859	804

(Forward)

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2005	2004	2005	2004
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	(₱989)	(₱1,294)	(₱1,374)	(₱1,396)
Decrease (increase) in:				
Other receivables	(145)	78	(146)	83
Other non-current assets	(1,309)	545	(1,303)	577
Land and development costs	–	–	(423)	16
Other current liabilities	208	1,230	243	1,398
Increase(decrease) in investments and advances	182	(67)	185	50
Increase(decrease) in other property and equipment	647	384	730	333
Adjustments to utility plant	-	-	-	-
Net cash used in investing activities	(1,406)	876	(2,088)	1,061
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	-	-	(19)	(21)
Long-term debt	(676)	(2,151)	(676)	(2,151)
Proceeds from:				
Notes payable	-	-	-	-
Long-term debt	-	-	-	-
Advance payment received from a customer	–	-	–	-
Increase in customers' deposits	539	(215)	539	(215)
Dividends paid on preferred stock	-	-	-	-
Proceeds from issuance of and subscriptions to:				
Preferred stock	190	344	190	344
Common stock	–	-	-	-
Redemption of preferred stock	(162)	(122)	(162)	(122)
Increase (decrease) in minority interest	–	–	60	7
Net cash provided by (used in) financing activities	(109)	(2,144)	(68)	(2,158)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,788	(324)	2,703	(293)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,329	3,999	4,873	4,312
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱7,117	₱3,675	7,576	₱4,019

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,974 by the end of June 30,2005, 5,918 by the end of June 30, 2004 and 5,963 by the end of December 31, 2004. On a consolidated basis, the number of employees was 6,623 as of June 30, 2005, 6,538 as of June 30, 2004 and 6,573 by the end of 2004. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

b. Regulation and Franchise Renewal

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidate the Parent Company's 50 franchises servicing 23 cities and 88 municipalities in Metro Manila and in six surrounding provinces.

c. Unbundling Rate Case Filed with the Supreme Court (SC)

On April 14, 2000, the Parent Company filed with the ERB an application for a P0.30 per kWh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's P0.30 per kWh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedited the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of P0.17 per kWh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of P0.0835 per kWh increase reflecting higher generation and transmission charges and a P0.0865 per kWh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of the March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to ERC for further proceedings. It also ordered ERC to direct the Commission of Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On February 9, 2005, the Parent Company filed with the Supreme Court a motion for a 30-day extension of the period within which to file a petition for the review of the CA decision. The ERC filed with the SC on February 11, 2005 a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on

substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company filed a petition for review with the SC on March 11, 2005, the Parent Company has provided for these losses amounting to ₱9,824 million (its tax effect of ₱3,144 million is presented as part of "Provision for (benefit from) income tax'' account in the 2004 statement of income). For the first quarter ended March 31, 2005, the Parent Company provided for probable losses amounting to P1,411 million. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case.

d. Supreme Court (SC) Decision on the ₱0.167 Refund

On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company proposed to the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kilowatt-hours or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kWh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kilowatt-hours of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, which will involve refunds to commercial and industrial customers and all other customers not covered by Phases I – III, the Parent Company has submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 400 kwh. Phase IV-B will cover medium, large, very large and extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater

than or equal to 400 kWh. The Parent Company has proposed to commence Phase IV this year through fixed credit to bills over a period of 36 and 63 months, for Phases IV-A and IV-B, respectively. In addition, qualified customers under Phase IV-B will be given the option to receive a financial instrument with a liquidity feature.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006 and ordered the Parent Company to submit specific details on the implementation of Phase IV-B. However, the Parent Company was informed by the Bureau of Internal Revenue (BIR) that it will impose a withholding income tax on the refund to customers under Phase IV and will appoint the Parent Company as its withholding agent. The Parent Company, thus filed a Manifestation and Motion with the ERC last January 28, 2005, requesting for an indefinite deferment of the implementation of Phase IV-A until BIR releases the revenue regulation and to allow the Parent Company to prepare for compliance with the BIR guidelines. The Parent Company is still evaluating its implementation proposal for Phase IV-B and will submit this to ERC soon.

As of June 30, 2005, the balance of the refund for each of the four phases follows:

Phase	Balance Beginning	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱420	₱16	₱23	₱381
II	350	20	10	320
III	1,092	66	573	453
IV	18,689	–	–	18,689
	₱20,551	₱102	₱606	₱19,843

Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱4,701 million is shown as part of current liabilities in the June 30, 2005 balance sheet.

Certain consumer groups have asked the ERC to clarify whether or not the Parent Company will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision as not requiring the Parent Company to pay interest. Furthermore, Phases I, II, III and IV-A of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount. The ERC in its Order dated January 6, 2005 ruled that there was no legal basis for the payment of interest on the refund.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2004:

SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income tax liabilities are recognized for all taxable temporary differences. The adoption of IAS 12 resulted in the recognition of deferred tax liability on revaluation increment. This resulted in an increase in net income by ₱323 million, ₱360 million and ₱318 million in 2004, 2003, and 2002, respectively. The change also decreased the beginning consolidated stockholders' equity by ₱9,249 million, ₱8,914 million and ₱8,185 million in 2004, 2003 and 2002, respectively, due to the recognition of deferred tax liabilities on the following:

	2004	2003	2002
		Amounts in Millions	
Appraisal increase in utility plant & others	₱8,783	₱8,365	₱8,185
Share in revaluation increment of Subsidiaries and an associate	466	549	-

SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures that apply to finance and operating leases. The standard requires the recognition of operating lease on a straight-line basis over the term of the lease. The effect of adopting SFAS 17/IAS 17 is not material.

New and Revised Accounting Standards Effective in 2005

New accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS) or Philippine Financial Reporting Standards

(PFRS), will become effective in 2005. The Company will adopt the following relevant new accounting standards effective January 1, 2005:

PAS 19, "Employee Benefits," requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires companies to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. Based on actuarial valuation dated December 31, 2004 computed under PAS 19, the unfunded liability as of December 31, 2004 amounted to ₱4,617 million. Adoption of PAS 19 will result in an estimated increase in total liabilities by ₱4,617 million. The recognition of said liability may be done on either a one-time retroactive basis or over a period of five years.

PAS 21, "The Effects of Changes in Foreign Exchange Rates," will result in the elimination of the capitalization of foreign exchange losses. The Company believes that the financial statement impact of the adoption of this standard will not be material (see accounting policy on "Foreign Currency Transactions").

PAS 32, "Financial Instruments: Disclosure and Presentation," covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the company, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Accordingly, the Company's preferred shares, amounting to ₱2,382 million as of December 31, 2004, will be reclassified as debt and the dividends will be treated as interest expense. Retained earnings will be reduced by ₱149 million and ₱83 million in 2004 and 2003, respectively. Accumulated and unpaid dividends amounting to approximately ₱275 million will be reclassified to accrued interest payable.

PAS 39, "Financial Instruments: Recognition and Measurement," establishes the accounting and reporting standards for the recognition and measurement of a company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

PAS 39 prescribes the use of effective interest rate method in amortizing transaction costs related to financial instruments, including debt issue costs.

PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. A company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

The Company has formed a team to quantify the impact of adopting PAS 32 and PAS 39 and is currently reviewing its existing processes and information systems to determine the required changes in order to comply with the requirements of PAS 32 and PAS 39. The Company expects increased volatility in net earnings due to fair value accounting for financial instruments.

PAS 40, "Investment Property," prescribes the accounting treatment for investment property and related disclosure requirements. This standard permits the Company to choose either the fair value model or cost model in accounting for investment property. Fair value model requires an investment property to be measured at fair value with fair value changes recognized directly in the statements of income. Cost model requires that an investment property should be measured at depreciated cost less any accumulated impairment losses. The Company is yet to decide its preference on the models after it has completed its evaluation of the overall impact of PFRS conversion which is currently ongoing.

PFRS 2, "Share-Based Payments", requires the recognition of goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. The adoption of PFRS 2 will impact the equity-settled awards granted by the Company after November 7, 2002 that had not vested as of January 1, 2005, the date of adoption.

The main impact of PFRS 2 on the Company is the expense recognition of the employees' stock option value using a stock option-pricing model. The adoption of PFRS 2 is expected to result in a decrease in the net assets by ₱110 million. The decrease in net assets will result from the reclassification of capital stock account to deposit liability account.

The adoption of PFRS 2 will not significantly change the Company's basic and diluted earnings per share.

In addition to the standards above, the Company will adopt the following new standards on January 1, 2005:

PAS 1, "Presentation of Financial Statements", provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying the entity's accounting policies. It also requires changes in the presentation of minority interest in the balance sheets and statements of income. It also requires the liability to be classified as current at the balance sheet date even if, after the balance sheet date and before the financial statements are authorized for issue, the lender has agreed not to demand payment as a consequence of the breach. The adoption of PAS 1 would result in additional disclosures and presentation changes in the financial statements.

PAS 16, "Property, Plant and Equipment", provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. It also requires that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration, the obligation for which the Company incurs as a consequence of installing the item or of using the item during a particular period for purposes other than to produce inventories during that period. The Company has yet to determine the impact of these new requirements as quantification will require detailed evaluation of significant items of property, plant and equipment as well as determination of the existence of any constructive and/or legal obligation related to the dismantlement, removal or restoration of certain of its property, plant and equipment. In the 2005 financial statements, the financial statement impact, if any, of these new provisions will be adjusted retroactively and prior years' financial statements will be restated accordingly.

PAS 27, "Consolidated and Separate Financial Statements", reduces alternatives in accounting for investments in the separate financial statements of a parent, venturer or investor. Investments in subsidiaries will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the parent to make appropriate adjustments to the subsidiary's financial statements to conform them to the parent's accounting policies for reporting like transactions and other events in similar circumstances.

PAS 28, "Investments in Associates", reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

PAS 31, "Interests in Joint Ventures", reduces the alternatives in accounting for interests in joint ventures in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements.

When the Company adopts PAS 27, PAS 28 and PAS 31 in 2005, its investments in associates and in a joint venture will be accounted for under cost method in the parent company financial statements. Accordingly, the adoption will increase (decrease) the following accounts in the parent company financial statements:

	December 31	
	2004	2003
	Amounts in Millions	
Beginning retained earnings	**(₱859)**	(₱727)
Carrying amount of investments	**(2,132)**	(1,976)
Share in revaluation increment of subsidiaries and an associate	**(1,152)**	(1,334)
Share in cumulative translation adjustment of an associate	**(25)**	(35)
Net income	**(146)**	50

PFRS 1, "First-Time Adoption of Philippine Financial Reporting Standards", requires an entity to comply with PFRS effective at the reporting date for its first PFRS financial statements. In particular, the PFRS requires an entity to do the following in the opening PFRS balance sheet that it prepares as a starting point for its accounting under PFRS: (a) recognize all assets and liabilities whose recognition is required by PFRS; (b) not recognize items as assets and liabilities if PFRS do not permit such recognition; (c) reclassify items that it recognized under previous generally accepted accounting principles as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under PFRS; and (d) apply PFRS in measuring all recognized assets and liabilities. Any additional disclosure requirements by this standard will be presented accordingly.

The following new standards will also be adopted in 2005 but are expected to have no material impact to the Company. Required disclosures will be included in the 2005 financial statements where applicable.

PAS 2, "Inventories", reduces the alternatives for measurement of inventories. It does not permit the use of the last-in, first-out formula to measure the cost of inventories.

PAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omission or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting error.

PAS 10, "Events After the Balance Sheet Date", provides a limited clarification on the accounting for dividends declared after the balance sheet date.

PAS 17, "Leases", provides a limited revision to clarify the classification of a lease of land and building and prohibits the expensing of initial direct costs in the financial statements of the lessors.

PAS 24, "Related Party Disclosures", provides additional guidance and clarity in the scope of the standard, the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

PAS 33, "Earnings per Share", provides additional guidance and illustrative examples on selected complex matters in the computation of earnings per share, such as the effects of contingently issuable shares; potential ordinary shares of subsidiaries, joint ventures or associates; participating equity instruments; written put options; purchased put and call options; and mandatorily convertible instruments.

PFRS 5, "Non-current Assets Held for Sale", specifies the accounting for assets held for sale and the presentation and disclosure of discontinued operations. It requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and the depreciation on such assets to cease. Furthermore, assets that meet the criteria to be classified as held for sale should be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the statements of income.

The Company is presently evaluating the financial statement impact of the forthcoming new standards that will be effective in 2005 and will decide on the most appropriate accounting treatment once the quantification of the various effects have been substantially completed.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			Jun'05	Jun'04	Dec2004
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**38***	38	38
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *Ownership interest reduced to 38%. and was deconsolidated in 2004.*

Subsidiaries are consolidated from the date on which control is transferred to the Parent Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR), Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell). For 2003 and 2002, these also include Batangas Cogen.

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates
The Parent Company's investments in associates, entities which Parent Company owns at least 20% or has significant influence and are neither subsidiaries nor joint ventures, are accounted for under the equity method of accounting in the financial statements. They are carried in the balance sheets at cost plus post-acquisition changes in the Parent Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Parent Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

Investments in Real Properties
Investments in real properties represent land, buildings, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments
All other investments held on a long-term basis are carried at cost less any impairment in value and are included in "Investments - at cost" account in the balance sheets.

Utility Plant and Others
Utility plant and others are stated at revalued amounts less Currency Exchange Rate Adjustment (CERA) recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a firm of qualified independent appraisers.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as additional costs of utility plant and others.

A two-year lag exists in the recording of appraised values except for 2003, where the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the date of the financial statements. For practical purposes, the Parent Company has consistently adopted the lag in recording.

Additions to utility plant and others subsequent to the last appraisal date are stated at cost. Recorded appraisal increase is reduced by the amount being recovered through the CERA II Clause for Debt Service. Any increase in the utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account in the balance sheets. Any decrease is first offset against the increase on earlier valuation with respect to the same property and is thereafter charged to current operating income. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Parent Company's new base exchange rate of ₱40.081, it is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and any impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain sub-transmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, depreciation of utility plant and others is computed using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Buildings and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of utility plant and others is computed based on the double-declining balance method.

Depreciation of assets of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱75 million (included in the consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful lives and depreciation methods are reviewed periodically to ensure that the periods and methods of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress of sub-transmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Impairment of Assets

The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized initially as a reduction of the respective appraisal increase of the impaired asset and any excess as a charge to current operations. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however, not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years.

Land and Development Costs

Subdivided and un-subdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

US SEC
File No. 82-3237

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising from the restatement of deferred pass-through fuel costs are deferred as these costs will be passed on to customers upon consumption.

Debt Issuance Costs
Debt issuance costs are deferred and amortized using the straight-line method and are removed from the accounts when the loans are fully settled or restructured.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to a corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount or face value less an allowance for any un-collectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, construction costs and borrowing costs incurred during construction. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Interest income is recognized as the interest accrues. The following specific recognition criteria must also be met before revenue is recognized:

Parent Company

Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

- Basic Charge. This charge allowed the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kWh.

- CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate, respectively.

- PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. This represents changes in the Parent Company's purchased power cost beyond the base level of ₱1.7845 per kWh incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC on December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(c), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA were the mechanisms by which the Parent Company was able to reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA were fixed until such time that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms still allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of a year are reversed or accrued.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kWh starting February 1, 2005 until January 2007.

MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the Company's construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues" account in the statements of income) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

<u>CIS</u>

- Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

- Consultancy fees are recognized when software services are rendered.

- Sales from computer equipment and peripherals are recognized when goods are delivered.

<u>e-MVI and MEI</u>

- Revenue is recognized when services have been rendered.

<u>Foreign Currency Transactions</u>
Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from restatement of foreign currency denominated loans to the current exchange rate are deferred (included as part of "Other non-current assets" account in the balance sheets) and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recoverable through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs

The Parent Company has a funded, noncontributory defined benefit retirement plan for substantially all of its permanent employees. Effective 2003, retirement costs of the Parent Company are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs of the Parent Company were actuarially determined using the entry age normal funding method. The effect of the change on the financial statements is not material.

Certain subsidiaries provide for retirement benefits based on projected unit credit method or entry age normal funding method.

Stock Ownership Plan

The Parent Company has a stock ownership plan for its management and employees to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Leases

Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of MCIT and NOLCO can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amounts paid to or received from counter parties under these interest rate structures are recorded as interest expense in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Mark-to-market values are presented in the related notes for disclosure purposes only.

Subsequent Events
Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Subsequent events that are not adjusting events are disclosed in the notes when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.

The real estate segment is involved in real estate development and leasing.

The services segment is involved principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and segments results for 2003 and 2002 have been restated to reflect the effect of change in policy with respect to income tax (see Note 2).

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

Business Segment Data

As of June 30, 2005 and 2004 (Unaudited) and as of Dec. 31, 2004 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Jun-2005	Jun-2004	Dec 2004	**Jun-2005**	Jun-2004	Dec-2004	**Jun-2005**	Jun-2004	Dec-2004	**Jun-2005**	Jun-2004	Dec-2004	**Jun-2005**	Jun-2004	Dec-2004
								(Amounts in Millions)							
Revenues															
External sales	**₱83,064**	₱68,406	₱147,614	**₱1,176**	₱1,273	₱2,705	**₱395**	₱457	₱1,272				**84,636**	70,136	₱151,614
Inter-segment sales			23	–	–	–	**171**	178	131	**(171)**	(178)	(131)			
Total revenues	**83,064**	68,406	147,637	**1,176**	1,273	2,705	**566**	635	1,403	**(171)**	(178)	(131)	**84,635**	₱70,136	₱151,614
Results															
Segment results	**1,764**	2,826	(1,425)	**277**	243	414	**99**	77	171	–	–	53	**2,140**	3,146)	(787)
Extraordinary loss															
Interest and other charges – net													**(1,749)**	(1,160)	(3,478)
Equity in net earnings of investees													**29**	182	222
Minority interest													**(98)**	(61)	(118)
Provision for (benefit from) income tax													**(249)**	(691)	1,551
Net income (loss)			(1,425)			414			171			53	**74**	1,416	(2,610)
Other Information															
Segment assets	**155,805**	142,114	151,072	**12,676**	10,385	10,248	**1,423**	1,553	1,433	**(1,499)**	(2,353)	(1,670)	**168,405**	151,699	161,083
Deferred income tax assets															
Investments – at equity	**3,452**	4,314								**(1,633)**	(1,173)		**1,819**	3,141	1,846
Consolidated total assets	**159,257**	146,428	151,072	**12,676**	10,385	10,248	**1,423**	1,553	1,433	**(3,132)**	(3,526)	(1,670)	**170,224**	154,840	162,929
Segment liabilities	**120,790**	98,359	111,593	**6,492**	4,485	4,177	**1,567**	1,796	4,349	**109**	(517)	(405)	**128,958**	104,123	119,714
Deferred income tax liabilities															7,920
Minority interest															
Consolidated total liabilities			111,593			4,177			1,382			(405)			127,634
Capital expenditures	**2,036**	2,590	5,319	**2**	29	40	**855**	91	62	-	-	–	**2,893**	2,710	5,421
Depreciation and amortization	**1,896**	2,410	4,454	**96**	95	186	**8**	11	33	–	–	6	**2,000**	2,515	4,679
Noncash expenses other than depreciation and amortization	**118**	220	10,241			24			51		–	–	**118**	220	10,316

For the Quarters Ended June 30, 2005 and 2004 (Unaudited)

	Power Distribution		Real Estate		Services		Eliminations		Consolidated	
	Jun-2005	Jun-2004	**Jun-2005**	Jun-2004	**Jun-2005**	Jun-2004	**Jun-2005**	Jun-2004	**Jun-2005**	Jun-2004
					(Amounts in Millions)					
Revenues										
External sales	**₱46,615**	₱35,937	**₱661**	₱ 680	**₱197**	₱284			**47,473**	36,801
Inter-segment sales			**–**	–	**86**	125				
Total revenues	**46,615**	35,937	**661**	680	**283**	309	**(86)**	(125)	**47,473**	₱36,801
Results										
Segment results	**3,437**	1,639	**158**	126	**48**	31	**–**	–	**3,642**	1,796
Extraordinary loss										
Interest and other charges – net									**(873)**	(229)
Equity in net earnings of investees									**14**	58
Minority interest									**(57)**	(16)
Provision for (benefit from) income tax									**(944)**	(537)
Net income (loss)									**1,783**	1,072
Other Information										
Segment assets	**155,805**	142,114	**12,676**	10,385	**1,423**	1,553	**(1,499)**	(2,353)	**168,405**	151,699
Deferred income tax assets										
Investments – at equity	**3,452**	4,314					**(1,633)**	(1,173)	**1,819**	3,141
Consolidated total assets	**159,257**	146,428	**12,676**	10,385	**1,423**	1,553	**(3,132)**	(3,526)	**170,224**	154,840
Segment liabilities	**120,790**	98,359	**6,492**	4,485	**1,567**	1,796	**109**	(517)	**128,958**	104,123
Deferred income tax liabilities										
Minority interest										
Consolidated total liabilities										
Capital expenditures	**989**	1,294	**(10)**	16	**395**	87	**–**	–	**1,374**	1,396
Depreciation and amortization	**944**	1,301	**48**	47	**3**	5	**–**	–	**996**	1,353
Noncash expenses other than depreciation and amortization	**58**	2						–	**58**	2

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2004. Rockwell expects to turnover the "Manansala" units by December 2005. In January 2004, Rockwell launched the "Joya Lofts and Towers," a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 49% market take up by year end valued at ₱2,800 million. As of December 31, 2004, construction activities only involved excavation works. Total estimated cost to complete the project amounted to ₱4,700 million. Rockwell expects to complete the "Joya Loft and Towers" by 2008.

Total cash received from pre-selling activities of "Joya Loft and Towers" amounted to ₱762 million as of December 31, 2004 and is shown as "Deposits from pre-selling of condominium units" under "Accounts payable and other current liabilities" account in the 2004 consolidated balance sheet (see Note 17). As of July 31, 2005, substructure is currently 35% constructed and is ahead of schedule.

Condensed financial information for Rockwell, before inter-company elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	Jun 2005	Jun 2004	Dec 2004
		(Amounts in Millions)	
Trade and other receivables – net	**₱4,687**	₱2,218	₱2,188
Investment in real properties – net	**2,079**	2,405	3,606
Total Assets	**12,676**	10,247	10,263
Long-term debt	**1,991**	2,317	2,366
Estimated liability for project development	**4,016**	1,610	692
Total liabilities	**6,492**	4,280	4,216
Total stockholders' equity	**6,184**	5,967	6,048
Revenues	**1,176**	1,273	2,705
Costs and expenses	**900**	1,030	2,466
Net income (loss)	**136**	96	239

5. Utility Plant and Others

	Parent Company		Consolidated
	Jun-2005	Jun-2004	**Dec 2004**
	(Amounts in Millions)		
At cost:			
Sub-transmission and distribution	**₱71,872**	₱66,060	**P69,584**
Others	**17,129**	17,148	**18,831**
	89,901	83,208	**88,415**
Less accumulated depreciation	**27,089**	23,945	**26,735**
	61,912	59,263	**61,680**
Appraisal increase:			
Sub-transmission and distribution	**24,801**	22,879	**22,663**
Others	**14,341**	12,908	**12,796**
	39,142	35,787	**35,459**
Less accumulated depreciation	**10,102**	8,880	**8,761**
	29,040	26,907	**26,698**
	₱90,952	₱86,170	**88,378**

A qualified independent firm of appraisers performs valuations of utility plant and others periodically, with the latest valuation as of December 31, 2002.

Substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, and ₱84,848 million as of December 31, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount.

A Memorandum of Agreement and Deed of Assignment conveying the title and ownership of the real estate properties have been executed between the Parent Company and the MPF. The corresponding taxes due were paid to the government.

The movement of Parent Company's utility plant and others for the year ended June 30, 2005 follows:

	Subtransmission and Distribution	Others	Total
	(Amounts in Millions)		
Appraised values:			
Beginning	₱92,247	₱29,477	₱121,724
Additions/Appraisal increase	4,592	1,878	6,470
Disposals/retirements	(52)	-	(52)
Reclassification & others	(114)	114	-
Ending	96,673	31,469	128,142
Accumulated depreciation:			
Beginning	28,760	5,633	34,393
Charge for the year	1,507	389	1,896
Disposals/retirements	(52)	0	(52)
Other adjustments/Appraisal Inc	946	7	953
Ending	31,161	6,029	37,190
Net book value – June 30, 2005	₱65,512	₱25,440	₱90,952
Net book value – June 30, 2004			₱86,170

6. Construction in Progress

	Parent Company	Consolidated	Consolidated and Audited
	Jun-2005	**Jun-2005**	Dec-2004
		(Amounts in Millions)	
Beginning	**₱4,623**	**₱4,623**	₱6,188
Additions	**4,174**	**4,632**	5,319
Transfers to utility plant and others	**(4,730)**	**(4,730)**	(6,951)
Reclassification from advance payment to suppliers and others	**-**	-	67
Ending	**₱4,067**	**₱4,525**	₱4,623

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱81 million, ₱49 million, and ₱97 million for the six months ended June 30, 2005, June 31, 2004, and year ended December 2004, respectively.

7. Investments at Equity

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Jun-2005	Jun-2004	**Jun-2005**	Jun-2004	Dec-2004
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Computer Information Solutions	**51**	51	–	–	–
Rockwell Land Corp.	**51**	51	–	–	–
Batangas Cogen*	**38**	38	–	–	55
Associates					
First Private Power Corporation and Subsidiary (FPPC)	**40**	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	**Consolidated**	**Consolidated & Audited**
	Jun 2005	**Jun 2005**	Dec 2004
		(Amounts in Millions)	
FPPC	**₱1,504**	**₱1,504**	₱1,691
Rockwell	**1,567**	–	–
GEPMICI	**88**	**88**	88
Others	**293**	**227**	67
	₱3,452	**₱1,819**	₱1,846

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱1,187 million and ₱859 million as of December 31, 2004 and 2003, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	**GEPMICI**	FPPC	GEPMICI	FPPC	GEPMICI
	Jun 2005		Jun 2004		Dec 2004	
			(Amounts in Millions)			
Current assets	**₱1,640**	**₱348**	₱1,563	₱290	₱1,648	₱114
Noncurrent assets	**1,992**	**55**	2,380	41	3,030	15
Current liabilities	**888**	**140**	906	88	1,278	40
Noncurrent liabilities	**927**	**–**	1,489	–	1,389	–
Net assets	**1,817**	**263**	1,548	243	2,011	89
Revenues	**1,415**	**227**	1,478	193	2,951	157
Costs and expenses	**854**	**216**	969	(211)	1,999	160
Net income	**561**	**11**	509	(18)	952	(3)

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Jun 2005	Jun 2004	Dec 2004*
		(Amounts in Millions)	
Current assets	**₱81**	₱87	₱84
Noncurrent assets	**16**	9	9
Current liabilities	**(27)**	(44)	30
Noncurrent liabilities	**-**	-	-
Net assets	**₱70**	₱52	₱123
Revenues	**₱105**	₱72	₱151
Costs and expenses	**99**	66	133
Net income	**₱6**	₱6	₱18

* *consolidated*

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱322 million and ₱332 million as of December 31, 2004 and 2003, respectively. No borrowing costs were capitalized starting 2001.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI with a par value of ₱1,000 per share. As of December 31, 2004, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱42 million (₱27 million in 2003 and in 2002), and ₱194 million (₱210 million in 2003 and 2002), respectively (shown as part of "Investments - at cost" account in the consolidated balance sheets).

As discussed in Note 15(b), investments in real properties of Rockwell with a carrying value of ₱3,425 million as of December 31, 2004, serve as collateral on certain long-term debt of Rockwell.

The Company separately discloses investments in real properties and investments at cost in the balance sheets.

9. Other Non-current Assets

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2005	**Jun 2005**	Dec 2004
		(Amounts in Millions)	
Deferred pass-through fuel costs (see Note 20)	**₱12,966**	**₱12,966**	₱13,031
Deferred foreign exchange loss (CERA II)	**4,773**	**4,773**	5,993
Deferred PPA – Non current	**3,581**	**3,581**	6,000
Prepaid income tax – net of current portion	**-**	**-**	-
Intangible assets – net	**-**	**-**	-
Unamortized debt issuance costs	**782**	**782**	768
Deferred income tax	**-**	**-**	-
Input value added tax (VAT) and creditable withholding tax	1,161	**1,161**	1,273
Others	**2,103**	**2,771**	788
	₱25,366	**₱26,034**	₱27,853

a. Deferred pass-through fuel costs

Deferred pass-through fuel costs represents the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corporation (FGP Corp.), collectively referred to as "First Gas" - see Notes 20 and 27(a), due to the constrained dispatch imposed on them by the National Power Corporation (NPC)/National Transmission Corporation (TransCo). Both FGPC's 1,000 megawatt (MW) Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas for the years ended December 31, 2004, 2003 and 2002 for such unconsumed gas amounted to US$82 million, US$64 million and US$85 million, respectively. Such unconsumed gas can be utilized over a period of 10 years up to 2014. The payment term is dependent upon the outcome of the dispute described between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation). The liability to First Gas is interest-bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest expense for the years ended December 31, 2004 and 2003 amounted to ₱366 million and ₱152 million, respectively.

A dispute has arisen between First Gas and the Gas Sellers under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers.

First Gas intends to vigorously pursue its dispute with Gas Sellers under the GSPA. Management of First Gas, based on the advice of its legal counsel, does not expect the resolution through arbitrations of said disputes to happen within the next two to two and a half years.

Consequently, the Parent Company's obligations to pay for unconsumed gas for 2004 and 2003 would also be deferrable until the resolution of the dispute. The liability on unconsumed gas, amounting to ₱12,966 million and ₱8,286 million as of June 30, 2005 and June 30, 2004, respectively, is presented as a non-current liability and is shown as "Liability arising from deferred pass-through fuel costs" in the balance sheets. The related liability for interest amounting to ₱821 million and ₱325 million as of June 30, 2005 and June 30, 2004 is shown as part of "Other non-current liabilities" account in the balance sheets.

The beneficiaries of the dispute are the Parent Company and the consumers who will benefit from any reduction in the cost of natural gas, as the cost of fuel is a pass-through cost. In case First Gas loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, it will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

b. Deferred PPA

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing unbilled PPAs. The Parent Company filed a MR on May 7, 2002 which the ERC denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9,269 million as of September 30, 2002, only ₱7,180 million can be billed to the customers. The difference of ₱2,089 million, which was not allowed to be recovered from customers by the ERC, pertains to anti-pilferage campaign expenses of ₱1,279 million and VAT savings in Independent Power Producers' (IPP) costs of ₱810 million which were reflected in residential customers' bills as part of the ₱0.30 per kWh mandated rate reduction (MRR) provided for in Section 72 of RA No. 9136.

The Parent Company has written-off the portion related to anti-pilferage campaign expenses of ₱1,279 million. Of this amount, ₱401 million is reflected as reduction in revenue while ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statement of income. Pending final resolution by ERC and the competent Court, the Parent Company provided an allowance and a provision for probable losses for the remaining portion of the disallowances by the ERC amounting to ₱810 million. In a letter dated October 30, 2002, the ERC ordered the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings in IPP costs as part

of the MRR. The Parent Company continued to absorb a portion of the 30 centavos MRR reduction pending ERC's final resolution.

Of the total approved deferred PPA in 2002, ₱1,545 million pertains to transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. The Parent Company has provided an allowance of ₱829 million for this portion and the provision is included in "(Recovery of provision for) probable losses on disallowed receivables" account in the 2002 statement of income.

Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges. A portion of the transmission line fee charges for the year ended December 31, 2003 amounting to ₱523 million, is shown as part of "Recovery of (provision for) probable losses on disallowed receivables" account in the 2003 statement of income. The provisioning for both periods were estimated based on previous ERC Decision.

While the ERC in the same order has allowed the Parent Company to collect ₱5,635 million (₱7,180 million less ₱1,545 million) of the total deferred PPA as of 2002, the manner and schedule for the collection were not specified.

In ERC's Decision on the Parent Company's rate unbundling case dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,635 million through its rates to customers by an amount equivalent to ₱0.0875 per kWh over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kWh as deferred PPA recovery. This additional ₱0.0127 per kWh, together with the ₱0.0875 per kWh collection which started in the billing month of April 2003, brings to ₱0.1002 per kWh the total deferred PPA recovery that will be incorporated in the Generation Charge component of the customers' bills.

On December 8, 2003, the Parent Company made its first application under the GRAM covering the period May to September 2003 supply months. An amended application was filed on January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kWh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the VAT savings passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated VAT savings passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kWh to the deferred PPA component of the Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

In an Order dated September 20, 2004, ERC resolved pending issues on the recoverability

of QPPL transmission line costs from the Parent Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. The ERC disallowed the recovery of ₱843 million while the allowed portion can be recovered through a charge to customers of ₱0.008/kwh for 24 months, starting in the November 2004 billing cycle. Accordingly, the Parent Company reversed a portion of the allowance for probable losses amounting to ₱223 million and the remaining balance of the allowance of ₱487 million has been written off. A reversal of provision for disallowed receivables amounting to ₱276 million was also made as a result of the Order. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of NPC". Accordingly, the Parent Company's customers should not shoulder said additional costs. Provision for estimated disallowed transmission line fee charges for the period April 1, 2004 to December 31, 2004, amounting to ₱284 million, was computed based on the said ERC Order.

Based on the collection period approved by the ERC, current and non-current portion of the deferred PPA is as follows:

	2004	2003
	(Amounts in Millions)	
Current [shown as part of "Notes and customers" accounts (see Note 11)]	**₱3,377**	₱2,619
Non-current – net	**6,000**	3,487
Total	**₱9,377**	₱6,106

c. CERA II

CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

d. Unamortized debt issuance costs
The movement of this account is as follows:

	Parent Jun 2005	Consolidated Jun 2005	Consolidated & Audited 2004
		(Amounts in Millions)	
Balance, beginning of year	**₱768**	₱768	₱726
Additions	**22**	22	438
Amortization	**-**	-	(149)
Write off	**(8)**	(8)	(247)
Balance, end of year	**₱782**	₱782	₱768

e. Intangible assets

Intangible assets represent mainly software cost, consultancy fees and other development expenditures related to the Parent Company's corporate-wide computerization program.

Amortization (shown as part of "Depreciation and amortization" account in the statements of income) charged to operations amounted to ₱194 million for the six months ended June 30, 2004, and since it was fully amortized as of December 31, 2004, no charges has been made as of June 30, 2005.

10. Cash and Cash Equivalents

	Parent Company	Consolidated	Audited
	Jun 2005	**Jun 2005**	Dec 2004
		(Amounts in Millions)	
Cash on hand and in banks	**₱1,791**	**₱2,250**	₱2,690
Short-term investments	5,326	5,326	2,228
Others	-	-	-
	₱7,117	**₱7,576**	₱4,918

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. Receivables

	Parent Company	Consolidated	Audited
	Jun 2005	**Jun 2005**	Dec 2004
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱11,675**	**₱11,675**	₱11,036
Unbilled	**15,186**	15,186	15,455
Trade receivables of subsidiaries	-	**5,026**	2,529
Related parties (see Note 20)	364	364	178
Others	773	773	872
	27,998	**33,024**	30,070
Less allowance for doubtful accounts	**1,416**	**1,416**	1,602
	₱26,582	**₱31,608**	₱28,468

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. Inventories

	Parent Company Jun 2005	Consolidated Jun 2005	Audited Dec 2004
		(Amounts in Millions)	
At net realizable value:			
Materials and supplies	**₱1,006**	**₱1,029**	₱865
Condominium units for sale-at net realizable value	–	**152**	199
	1,006	**1,181**	1,064

13. Other Current Assets

	Parent Company Jun 2005	Consolidated Jun 2005	Audited Dec 2004
		(Amounts in Millions)	
Current portion of prepaid income tax (see Note 23)	**₱537**	**₱537**	₱538
Advance payments to suppliers	97	97	70
Others	-	302	79
	₱634	**₱936**	₱687

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Jun 2005	Jun 2004	Audited Dec 2004
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B – 251,856,095 shares in June 2005, 184,427,172 shares in June 2004, and 229,531,445 shares in Dec 2004	**₱2,518**	₱1 ,844	₱2,295

Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 997,571,301 shares in June 2005, 997,530,224 shares in June 2004 and 997,571,301 shares in Dec 2004	**₱9,976**	₱9,975	₱9,976
Subscribed – 9,779,985 shares in June 2005, 9,905,083 shares in June 2004 and 9,779,985 shares in Dec 2004	**98**	99	98
	₱10,074	₱10,074	₱10,074

The Articles of Incorporation of the Parent Company was amended in a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to reflect the increase in its authorized capital stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Parent Company has not yet filed the Amended Articles of Incorporation with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

Movement of capital stock follows:

	Jun 2005	Jun 2004	Audited Dec 2004
Preferred stock:			
Balance at beginning of year	**229,531,445**	140,655,458	140,655,458
Issuance of shares	**57,391,417**	63,801,387	97,360,644
Redemption of shares	**(35,066,674)**	(20,029,673)	(8,484,657)
Balance at end of year	**251,856,188**	184,427,172	229,531,445
Common stock:			
Issued:			
Balance at beginning of year	**997,571,301**	997,473,465	997,473,465
Issuances of shares	**0**	0	97,836
Balance at end of year	**997,571,301**	997,473,465	997,571,301
Subscribed:			
Balance at beginning of year	**9,779,985**	1,787,996	1,787,996
Issuance of shares		-	(97,836)
Additional subscriptions	15,814	8,173,846	8,165,941
Cancelled subscriptions			(76,116)
Balance at end of year	**9,795,799**	9,961,842	9,779,985

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Jun 2005	Jun 2004	Dec 2004
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**20,999,335**	12,909,510	12,909,510
Additional subscriptions		8,173,846	8,165,941
Cancellations			(76,116)
Balance at end of quarter/year	**20,999,335**	21,083,356	20,999,335
Options unexercised at end of the quarter/year	**4,000,665**	3,916,644	4,000,665

The cancellation of the ESOP subscription is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the statements of changes in stockholders' equity. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

During the ESOP 12th Offering ("Centennial Offering"), 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan. The period of effectivity of this offering is from March 1, 2004 to February 28, 2009.

c. Retained Earnings

On July 28, 2003, the BOD approved a resolution to revert the appropriated retained earnings of ₱12,600 million to un-appropriated retained earnings.

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the un-appropriated retained earnings to appropriated retained earnings for the Parent Company's self-insurance requirements.

The Company's retained earnings are restricted to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,187 million as of December 31, 2004; and

ii. Appraisal increase in utility plant and others and share in revaluation increment of an associate totaling to ₱21,542 million as of June 30, 2005.

15. Long-term Debt

	Parent Company	Consolidated	Audited & Cons
	Jun 2005	**Jun 2005**	Dec 2004
		(Amounts in Millions)	
Secured	**₱22,157**	**₱24,148**	₱25,977
Unsecured	**12**	**12**	15
	22,169	**24,160**	25,992
Less current portion	**1,968**	**1,968**	4,007
	₱20,201	**₱22,192**	₱21,985
Parent Company			
US dollar term loan at an annual interest rate of 3-month LIBOR plus 5% payable in quarterly installments up to 2011	**₱9,285**	**₱9,285**	₱9,572
US dollar term loans at annual interest rates ranging from 6% to 7%, payable in semi-annual installments up to 2012	**5,985**	**5,985**	6,348
Philippine peso term loan at annual interest rates of 14.18%, 14.87% and 3-month MART plus 4% payable in quarterly installments up to 2011	**3,553**	**3,553**	3,644
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**2,820**	**2,820**	3,314
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56%, payable in equal semi-annual installments until 2010	**200**	**200**	247
US dollar availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**209**	**209**	236

	Parent Company **Jun 2005**	Consolidated **Jun 2005**	Audited & Cons Dec 2004
CHF availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.7%, payable in equal semi-annual installments until 2010	**105**	**105**	130
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**0**	**0**	120
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**12**	**12**	15
Total	**₱22,169**	**₱22,169**	₱23,626
Rockwell - Secured by Rockwell Assets			
Loans from various banks	–	**807**	1,182
Syndicated loan payable to a local bank	–	**714**	714
Bilateral loan	–	**470**	470
Long-term commercial papers (LTCPs)	–	–	-
	–	**1,991**	2,366
	22,169	**24,160**	25,992
Less current portion	**1,968**	**1,968**	4,007
	₱20,201	**₱22,192**	₱21,985

* *Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

** *Refinanced in 2004*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, and ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Parent Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Parent Company is not in technical default as of April 5, 2005.

For the years ended December 31, 2003 and 2002, the Parent Company also failed to comply with certain financial covenants required by its creditors. At that time, the Parent

Company was not given by the concerned creditors a waiver of non-compliance. IAS requires the classification of debt in technical default as non-current account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. The Parent Company, however, continued to service the principal and interest payments at maturity dates and has not received any demand for payment nor has any of its existing creditors commenced default proceedings.

In view of the completion of the Parent Company's refinancing and the receipt of the waivers discussed above, these loans can already be classified in accordance with their scheduled maturity dates. Prior year parent company and consolidated long-term debt have also been reclassified accordingly.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2005	$11	¥506	€0.26	CHF0.2	₱91	₱1,348
2006	23	1,011	0.5	0.4	186	2,016
2007	41	1,011	0.5	0.4	549	3,333
2008	42	1,011	0.5	0.4	548	3,384
2009 thereafter	159	2,022	1.5	0.8	2,189	12,088
Total	$276	¥5,561	€3.26	CHF2.2	₱3,563	
In equivalent pesos	15,764	2,526	221	95	3,563	₱22,169

b. Rockwell

i. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 9.75% to 14.5% in 2004 and 7.49% to 12.00% in 2003. Certain parcels of land with an estimated carrying value of ₱720 million have been assigned as security for these loans. In 2004, the Company put in place a ₱782 million bridge loan with annual interest ranging from 12% to 14%. Trade receivables amounting to ₱2,184 million from the "Manansala" condominium project maturing in 2005 has been assigned as security for the said loan.

ii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 have been assigned as security for these loans (see Notes 8 and 11).

iii. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 (see Note 8).

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/4%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amount
	(In millions)
2005	₱1,521
2006	235
2007	235
	₱1,991

16. Notes Payable

	Parent Company Jun 2005	Consolidated Jun 2005	Audited Dec 2004
		(Amounts in Millions)	
Parent Company - Unsecured	₱–	₱–	₱-

	Parent Company Jun 2005	Consolidated Jun 2005	Audited Dec 2004
		(Amounts in Millions)	
MIESCOR – Unsecured			
Philippine peso term loans with annual interest rates ranging from 7.8% to 15.2% in 2004,	–	395	423
CIS – Unsecured			
Philippine peso term loans with annual interest rates ranging from 8% to 13% in 2004,	–	-	19
	₱–	₱395	₱442

As discussed in Note 15, the Parent Company has finalized the refinancing of its short-term loans in 2004.

17. Accounts Payable and Other Current Liabilities

	Parent Company Jun 2005	Consolidated Jun 2005	Audited 2004
		(Amounts in Millions)	
Trade accounts payable (see Note 20)	₱13,607	₱14,179	₱15,829
Accrued pension	4,912	4,912	4,120
Payable to customers	1,085	1,085	1,085
Accrued taxes	632	632	827
Current portion of meter and service deposits (see Note 18)	502	502	521
Current portion of interest on meter and service deposits (see Note 18)	301	301	275
Advance payment received from pole rentals	383	383	250
Accrued interest on loans	146	146	211
Advance payment received from customers	–	–	633
Deposits from pre-selling of condominium units (see Note 4)	–	-	762
Customers' deposits	–	-	2
Accrued expenses and other liabilities	2,241	2,591	2,587
	₱23,809	₱24,731	₱26,469

a. "Trade accounts payable" account in June 2005 includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱275 million. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3 ½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. Total claims of NPC and TransCo amounted to ₱1,173 million as of December 31, 2004 and are payable in three years starting February 2005. The non-

current portion amounting to ₱997 million is presented as part of "Other non-current liabilities" account in the June 2005 balance sheet.

b. On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/ Reconsideration on ERC Case Nos. 2001-646/ 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Parent Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. This estimated liability is presented as "Payable to customers" account under the "Accounts payable and other current liabilities" account in June 2005 balance sheet. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates (see Note 26a).

18. Customers' Deposits

	Parent Company	Consolidated	Audited
	Jun 2005	Jun 2005	Dec 2004
		(Amounts in Millions)	
Meter and bill deposits - net of current portion	**₱10,976**	₱10,976	₱10,449
Interests on meter and bill deposits - net of current portion	**6,380**	6,380	5,951
	₱17,356	₱17,356	₱16,400

Meter deposits cover 50% of the cost of the metering equipment while the service or bill deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceed the customer's current monthly bills, a refund of the excess can also be made.

On June 9, 2004, the ERC issued a Resolution authorizing the promulgation of the Magna Carta for Residential Electricity Consumers. This Magna Carta took effect on July 19, 2004, fifteen days after its publication in a newspaper of general circulation. Under the Magna Carta, all residential consumers shall be exempt from payment of meter deposits since private distribution utilities have incorporated the cost of these electric watthour meters in their rate base. With regard to bill deposits, the Magna Carta provides that a customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the deposit even prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service provided all bills have been paid.

Under the Magna Carta, bill deposits of residential customers shall earn interest equivalent to the interest incorporated in the calculation of the Distribution Utilities' Weighted Average Cost of Capital (WACC), otherwise, the prevailing interest rate for savings deposit as

approved by the Bangko Sentral ng Pilipinas shall apply and the same shall be credited yearly to the bills of the registered customer.

On November 11, 2004, the ERC issued the Guidelines implementing the Magna Carta. The Guidelines provided, among others, for the schedule of refund of the meter deposits, together with accrued interest, to the residential customers. In compliance with the ERC Order dated January 10, 2005, the Parent Company shall apply the 10% interest rate on meter and bill deposits, as provided for under the ERB Resolution 95-21, for the period covering September 1995 up to May 2003. On the other hand, for customers with service contracts entered during the period June 2003 up to the present, the Parent Company shall apply the rate of interest equivalent to 10%, in conformity with the implementing Guidelines of Magna Carta and the Parent Company's approved WACC.

Interests on meter and bill deposits are determined using the simple computation method. The Parent Company's external counsel is of the opinion that since there is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, then *ipso facto,* the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the Magna Carta guidelines, are shown separately as part of "Accounts payable and other current liabilities" account in the balance sheets (see Note 17).

19. Provisions

Movements during the year are as follows:

	Parent Company	Consolidated	Audited
	Jun 2005	Jun 2005	Dec 2004
		(Amounts in Millions)	
Provisions for probable losses [see Note 1(c)]			
Balance, beginning of year	**₱9,824**	₱9,824	₱–
Provisions during the qtr/year	**3,060**	3,060	9,824
Balance, end of qtr/year	**12,884**	12,884	9,824
Interest differential on meter and bill deposits (see Note 18)			
Balance, beginning of year	-	-	2,379
Provisions during the quarter/year	-	-	385
Reclassification to customers' deposits	-	–	(2,764)
Balance, end of quarter/year	-	-	-
Provision for various tax assessments and legal claims			
Balance, beginning of year	**489**	489	491
Provisions during the quarter/year	–	-	–
Reversals during the year (see Note 22)	-	–	(2)
Balance, end of quarter/year	**489**	489	489
	₱13,373	₱13,373	₱10,313

Information on tax assessments and legal claims required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Parent Company's position in relation to these assessments and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with related parties for the six-months ended June 30 are as follows:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGPC	Affiliate	2005	₱15,602	₱9,155	₱–	₱1,685
(see Notes 9 and 27)		2004	14,992	6,465	–	2,383
FGP Corp.	Affiliate	2005	7,359	3,812		961
(see Notes 9 and 27)		2004	7,416	1,820	–	853
MIESCOR	Subsidiary	2005	₱76	₱–	₱124	₱6
		2004	67	–	141	-
Soluziona	Joint Venture	2005	113		4	-
		2004	121	–	3	-
GEPMICI	Associate	2005	226			-
		2004	150	–	–	-
Philippine Electric Corp.	Affiliate	2005	-	–	-	-
(PHILEC)		2004	-	–	–	-
Others	Subsidiaries	2005	83	–	624	–
		2004	47	–	580	–

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers. For the six months ended June 30, 2005 and 2004, the Parent Company's billings had the following components:

	Jan-Jun 2005	Jan-Jun 2004
	(Amounts In Millions)	
Electric revenue		
Generation charge	**53,993**	39,059
Transmission charge	**9,721**	10,829
System loss charge	**7,554**	5,387
Distribution charge	**8,263**	8,489
Supply charge	**2,792**	2,892
Metering charge	**1,413**	1,216
CERA	**278**	985
Power act reduction	**(577)**	(767)
Inter-class, lifeline subsidy and others	**(554)**	1,115
Electric revenue	**82,881**	69,205
Non-electric revenue	**183**	(799)
	₱83,064	₱68,406

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Jun 2005	Jun 2004	**Jun 2005**	Jun 2004
		(Amounts in Millions)		
Salaries, wages and employee benefits (see Note 24)	**₱2,116**	₱2,022	**₱2,151**	₱2,059
Retirement expense (see Note 24)	**1,067**	1,481	**1,068**	1,481
Contractors' services	**874**	741	**874**	741
Transportation and travel	**118**	139	**119**	140
Materials and supplies	**155**	130	**155**	132
Property insurance	**39**	6	**39**	7
Uncollectible accounts	**-**	-	**-**	-
Others	**69**	345	**154**	366
	₱4,438	₱4,864	**₱4,560**	₱4,926

Depreciation and Amortization

	Parent Company		Consolidated	
	Jun 2005	Jun 2004	**Jun 2005**	Jun 2004
		(Amounts in Millions)		
Depreciation at cost (see Note 5)	**₱1,590**	₱1,514	**₱1,694**	₱1,622
Depreciation on appraisal increase (see Note 28)	**306**	300	**306**	299
Amortization of deferred charges (see Note 9)	**-**	595	**-**	595
	₱1,896	₱2,409	**₱2,000**	₱2,516

Interest and Other Charges - Net

	Parent Company		Consolidated	
	Jun 2005	Jun 2004	**Jun 2005**	Jun 2004
		(Amounts in Millions)		
CERA II recovery	**₱827**	₱645	**₱827**	₱645
Interest and dividend income	**301**	497	**176**	259
Others	**–**	-	**-**	–
Total financial income	**1,128**	1,142	**1,003**	904
Interest expense and financial charges on loans (see Note 9)	**(1,038)**	(1,406)	**(1,149)**	(1,268)
CERA II realized foreign exchange loss	**(827)**	(645)	**(827)**	(645)
Interest expense on customers' deposits (see Note 18)	**(776)**	(151)	**(776)**	(151)
Others	**–**	-	**-**	-
Total financial expenses	**(2,641)**	(2,202)	**(2,752)**	(2,064)
	(₱1,513)	(₱1,060)	**(₱1,749)**	(₱1,160)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated	
	Jun 2005	Jun 2004
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱374)**	(₱284)
System imbalance charges	**–**	-
Unrecovered mandated rate reduction	**–**	–
Total (Carried Forward)	**(374)**	(284)

	Parent Company and Consolidated	
	Jun 2005	Jun 2004
	(Amounts in Millions)	
Total (Brought Forward)	**(374)**	(284)
Recovery of:		
Unrecovered mandated rate reduction	–	-
Estimated disallowed transmission line fee charges	**256**	64
	-	-
	(₱118)	(₱220)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2004 and 2003, the remaining prepaid income tax amounted to ₱538 million and ₱ 1,353 million, respectively. The remaining prepaid income tax in 2004 is expected to be applied the following year (see Note 13).

As of December 31, 2004, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT
		Amounts in Millions	
2002	2005	₱–	₱20
2003	2006	10	20
2004	2007	–	20
		₱10	₱60

Of the total shown in the above table, NOLCO and MCIT amounting to ₱10 million and ₱60 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱349 million in 2004. Expired NOLCO and MCIT amounting to ₱216 million and ₱9 million, respectively, were written off during the year.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to the unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the MPF.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). The actuarial valuation was updated to give effect to the SRSP. Additional expense recognized by the Parent Company as a result of the SRSP amounted to ₱125 million shown as part of "Operations and maintenance - Salaries, wages and employee benefits" account in the 2003 statement of income.

Based on a valuation by an independent actuary as of June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱16,402 million while the fair value of the plan assets amounted to ₱3,777 million. The unfunded present value of pension benefits amounted to ₱12,625 million. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱1,067 million and ₱1,481 million in June 2005 and June 2004, respectively (see Note 22). Actuarial valuations are updated every three years.

Rockwell has a retirement plan covering all its permanent employees. As of December 31, 2004, the latest actuarial valuation date, the actuarial present value of benefits amounted to ₱8 million. Plan costs are allocated using the projected unit credit method. The principal assumptions used to determine pension benefits were a discount rate of 12% and a salary increase of 10%. Retirement expense charged to operations amounted to ₱2 million, and ₱3 million in 2004, and 2003 respectively.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱6 million in 2004,

and ₱1.6 million in 2003. At September 30, 2003, the latest valuation date, actuarial present value of retirement benefits amounted to ₱25 million. The fair value of plan assets amounted to ₱9 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a retirement plan covering all of its regular employees who opted to join the program. The fund is composed of the following:

ξ Retirement benefit plan - noncontributory
ξ Defined benefit plan - contributory

As of July 1, 2003, the actuarial present value of retirement benefits amounted to ₱5.8 million for retirement benefit plan and ₱10.5 million for defined benefit plan. The fair value of the plan assets amounted to ₱12.2 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually, and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,594 million and ₱2,405 million in 2004, and 2003, respectively.

25. Financial Instruments

As of December 31, 2003, the Parent Company has long-term unsecured floating rate dollar debts totaling $220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. However, in December 2004, the Parent Company refinanced the floating rate dollar debts which were hedged by the interest rate agreements.

The Parent Company has outstanding interest rate swap agreements totaling $46 million as of December 31, 2004 with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered into in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company entered into another amortizing swap agreement in 2000 with an original notional amount of $60 million which amended the fixed rate swap to a forward rate set structure and reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.34% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The Parent Company also has an amortizing swap agreement entered into in 2000 with an original notional amount of $50 million which fixed the interest rate at 6.37% for as long as the

6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $20 million. Also in 2000, the Parent Company has an amortizing trigger interest rate swap with an original notional amount of $40 million which fixed the interest rate at 6.42% with a trigger at 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $16 million.

In 2001, the Parent Company entered into an amortizing forward rate set structure with an original notional amount of $40 million which overlays the trigger swap and reduced the fixed rate to 5.68% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to 4.88% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swap pre-terminations in February 2004 resulted to a net realized loss of $0.093 million. The gross realized gains and losses on these pre-terminated swaps were amortized until December 2004 when the respective hedged loans were refinanced.

The interest rate differential, which represents the present value of the excess of interest cost under these outstanding interest rate structures over current market interest rates amounted to ₱325 million and ₱353 million as of December 31, 2004 and 2003, respectively. Such amount were not included in the determination of net income under the current accounting practice.

26. Contingencies

a. Contingent Assets

(1) The Parent Company has a contingent asset amounting to P2,411 million consisting of under-recoveries for Transmission Charge of P1,198 million and for System Loss Charge of P1,213 million. These under-recoveries accumulated in the absence of an adjustment mechanisms for these two charges when the unbundled rates were implemented. While an automatic adjustment mechanism for the system loss charge was authorized by ERC for implementation starting November 2004, the ERC has not prescribed a recovery mechanism for the under-recoveries on the system loss charge that the Parent Company has incurred for prior periods. ERC released last February 24, 2005 the draft guidelines for the adjustment of transmission rates by distribution utilities prospectively. The draft guidelines, which are still for comments of distribution companies, prescribe the manner for the annual adjustment of transmission charges and the recovery/return to customers of any under/over recovery in the transmission charge. The draft guidelines, however, do not prescribe a recovery mechanism for the under-recoveries in transmission charges for the prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at P7,119 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable

years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents.

b. Contingent Liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the CA. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise tax which is pending hearing. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (1) and (2) cannot presently be determined, and no provision for the assessments has been made in the financial statements.

(2) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the Parent Company and consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. National Power Corporation (NPC)

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱36,321 million and ₱30,413 million as of December 31, 2004 and 2003, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy off-take from NPC. In addition, NPC has billed the Parent Company interest for the unpaid billing adjustments amounting to ₱1,507 million as of April 2003. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱ 7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement Agreement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kWh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.

If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kWh multiplied to the excess off take from NPC.

NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kWh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, Transco and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs and ensure the dispatch of these IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off-takes whereas the Parent Company maintains its position of not recognizing the liability. In a submission to the ERC dated January 12, 2005, the Parent Company showed that since its actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by ERC has been reduced from ₱20,050 million to ₱14,300 million.

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA 9136. In an Order dated January 4, 2005, ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC were unable to conclude TSC negotiations by January 31, 2005. On February 2. 2005, the Parent Company received NPC's power bill for the period December 25, 2004 to January 25, 2005 which contained a Contracted Energy

Adjustment of P1,200 million. The Parent Company returned the bill to NPC for correction stating that there was no basis for the said adjustment. Despite the expiration of the CSE, NPC maintains that the Parent Company is to continue with its obligation under the CSE. The Parent Company in a letter dated February 21, 2005 to the ERC, brought the matter for urgent resolution of the ERC. In an Order dated February 23, 2005, the ERC clarified that its January 4, 2005 Order was meant to direct NPC to continue supplying energy to the Parent Company at its requested levels without regard to any minimum purchase requirements set forth in the CSE which already expired on December 31, 2004. In response to NPC's request for clarification of the phrase, "requested level", the ERC, in a letter dated March 3, 2005, clarified that it meant actual energy taken by the Parent Company in the months of January and February 2005. NPC corrected the bill by reversing the adjustment of P1,200 million through a credit memo. NPC and the Parent Company have expected to conclude the negotiation and sign the TSC not later than June 30, 2005. Thus, recognizing the need for an interim agreement to cover the period from March – June 2005, they have negotiated for this Interim Agreement which, as of this time, is being finalized for execution.

Total purchased power from NPC amounted to P46,694 million, P36,895 million and P54,602 million for the years ended December 31, 2004, 2003 and 2002, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from Transco as of December 31, 2004, 2003 and 2002 amounted to ₱17,499 million, ₱17,907 million and ₱4,586 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corporation

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp.,

respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱22,961 million, and ₱22,408 million for the six months ended June 30, 2005, and June 2004, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL.

Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

Total power purchased from QPPL amounted to ₱7,104 million, and ₱6,835 million for the six months ended June 30, 2005, and June 30, 2004, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26,1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	Parent Company	
	Jun 2005	Jun 2004
	(Amounts in Millions)	
NPC and TransCo	**₱39,340**	₱26,980
FGPC and FGP Corp.	**22,961**	22,408
QPPL	**7,104**	6,835
Duracom and others	**2,239**	1,568
	₱71,644	₱57,791

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009 & onwards	232,477	1,100,803

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota. The signed Amendment was submitted to the ERC for approval in March 2004. Public hearings on the Amendment have been completed and the Amendment has been submitted to the ERC for its decision.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not

exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA 9136 empowers ERC to amend the system loss caps set by RA 7832.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income (Loss)

	Jun 2005	Jun 2004
	(Amounts in Millions)	
Income from ordinary activities	**₱74**	₱1,416
Cash dividends on preferred stock	**0**	0
Earnings including depreciation on appraisal increase (a)	74	1,416
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**306**	300
Earnings excluding depreciation on appraisal increase (b)	**₱380**	₱1,716
Net income	**₱74**	₱1,416
Cash dividends on preferred stock	**0**	0
Earnings including depreciation on appraisal increase (c)	74	1,416
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**306**	300
Earnings excluding depreciation on appraisal increase (d)	**₱380**	₱1,716

Shares

	Jun 2005	Jun 2004
Weighted average common shares – beginning	**1,007,351,286**	999,261,461
Additional(Cancelled) subscriptions	–	2,696,608
Weighted average common shares - basic (e)	**1,007,351,286**	1,001,958,069
Number of shares under option	**0**	4,000,665
Weighted average number of shares that would have been issued at fair value	**0**	(2,308,753)
Adjusted weighted average common shares - diluted	**1,007,351,286**	1,003,649,981

Basic Per Share Amounts

	Jun 2005	Jun 2004
Income from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**₱0.073**	₱1.413
Excluding depreciation on appraisal increase (b/e)	**0.377**	1.713
Net income (loss)		
Including depreciation on appraisal increase (c/e)	**₱0.073**	₱1.413
Excluding depreciation on appraisal increase (d/e)	**0.377**	1.713

Diluted Per Share Amounts

	Jun 2005	Jun 2004
Income from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**₱0.073**	₱1.413
Excluding depreciation on appraisal increase (b/e)	**0.377**	1.713

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the six months ended June 30, 2005, and 2004. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

   Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2004 and 2003, translated at the exchange rates of ₱56.280 and ₱55.586 per US$1, ₱0.546 and ₱0.5188 per JP¥1 and ₱76.602 and ₱69.378 per €1, respectively.

	2004		2003
	Foreign Currency	**Peso**	Peso

	Japanese Yen	Euro	US Dollar	Equivalent	Equivalent
Monetary assets	¥–	€1	$1,171	₱65,886	₱1,318
Monetary liabilities	6,069	9	617	38,747	36,788
Net	(¥6,069)	(€9)	$554	₱27,139	(₱35,470)

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's sub-transmission assets last November 5, 2003. This document identifies which sub-transmission assets may be transferred by Transco to qualified distribution utility companies like the Parent Company.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

The ERC, in an Order dated October 14, 2004, directed the Parent Company to reduce by 40% the level of inter-class subsidies prevailing in its unbundled charges. The Order which was implemented in the Parent Company's November 2004 billing is the first step of the inter-class subsidy removal process which will be completed in November 2005. The removal of inter-class subsidies is mandated by Section 74 of RA 9136.

In a resolution dated September 21, 2004, the ERC prescribed the timeline and the policy directions for the implementation of retail competition. According to the resolution, retail competition will start on July 1, 2006 in the Luzon Grid for end-users with an average peak demand of at least 1 MW the past 12 months prior to open access. After two years in July 2008, retail competition extends to end-users with a demand of at least 750 kw. At this stage, aggregators will be allowed to supply electricity for end-users within a contiguous area whose aggregate demand meets the 750 kw threshold. The ERC will decide on the succeeding phases of retail competition after an annual evaluation of the performance of the market. In preparation for retail competition, the ERC is in the process of drafting the rules on open access distribution service and the licensing of electricity suppliers.

The Parent Company is in the process of complying with the provisions of RA No. 9136 and the IRR.

c. The ERC in a resolution dated December 20, 2004 approved the Distribution Wheeling Rates Guidelines (DWRG). The promulgation of the guidelines is in accordance with RA 9136 which allows ERC to adopt an alternative form of internationally accepted rate setting methodology to replace the current RORB rate-setting. The DWRG is a "performance-based rate (PBR) setting" methodology which establishes the maximum distribution wheeling rates that may be charged by distribution utilities for a four-year regulatory period after which it goes through a reset process. According to the ERC's December 20, 2004 resolution, distribution utilities such as the Parent Company have the option on when to be subject to the DWRG, which can start from mid-2007 to as late as mid-2011. Distributors that opt to start in the later periods will continue to be under RORB-regulation in the interim. On January 14, 2005, the Parent Company signified to ERC its intention to enter PBR in mid-2007.

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

LETTER TO MS. JUSTINA F. CALLANGAN
[Corporation Finance Department]
(Form Type)

PW-102
(S. E. C. Registration No.)

MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

2005 JUL 27 AM 9 10

26 July 2005

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the second quarter ended June 30, 2005.

We are furnishing you an advanced copy of the Parent Company's 2nd quarter results as we intend to release these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before August 15, 2005.

Thank you.

Sincerely,

RAFAEL L. ANDRADA
First Vice President & Treasurer

DANIEL D. TAGAZA
Executive Vice-President & Chief Financial Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

TEL No. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237

MERALCO 2005

2005 – 2nd Quarter SEC Report

OPERATIONAL HIGHLIGHTS

I. MAJOR REVENUE STREAMS

A. GWH SALES

Despite the rise in NPC rates in June 2005, the second since November last year, and government's 4-day work week scheme during the summer months, the second quarter GWH sales for 2005 increased by 1.43% to 6,529 GWH, a reversal of the slight contraction in the first quarter of 2005.

Month on month, sales growth was on an increasing trend, expanding by 0.62% and 5.21% in the months of May and June 2005, respectively, a turnaround of the 1.61% decline in April.

The commercial segment continues to lead in terms of percentage customer count and KWH sales growths increasing by 4.16% to 369,267 and 5.19% to 2,360 GWH quarter on quarter, respectively.

The Retail Trade and Transport Services segments continued their dominance as the major drivers of commercial sales, growing by 32.5% and 13.5%, respectively. The full commercial operations of new shopping malls and other specialized retail establishments (i.e., Value Shop in Taguig, MetroWalk in Pasig City) especially those energized in the last quarter of 2004, continued to fan the growth in the Retail segment. New malls scheduled to open this year promises to further push GWH sales up. In addition, the increased utilization of the LRT1/LRT2 and MRT systems, during the opening of schools in June drove the sales of Transport Services Segment. More trains actually had to be utilized in June to accommodate the increase in ridership. Also, the proliferation of new call centers such as E-services in Makati and the HSBC Data Center in Alabang, which were only energized in March and May 2005 but are already registering almost 80% of their respective contracted loads, were likewise contributory to the rise in commercial GWH sales.

Sales of the industrial segment were almost flat, declining by 0.68% to 1,777 GWH. However, the Transport Manufacturing and Electrical Machinery industries picked up, rising by 15.9% and 7.2%, respectively, over their second quarter levels in 2004. The expansion in Transport Manufacturing in particular was primarily brought about by the introduction to the local market by Toyota of one its International Multi-Purpose Vehicle (IMV) units, Innova, launched in January 2005 and by the production of right hand drive Mazdas and Ford units for export to Thailand by Ford Motor Company Philippines.

Sales of the residential segment dipped by 0.6 % to 2,354 GWh. Customers, particularly those belonging to the DE Segment (those having an average monthly consumption of between 1-150 kWh) registered an increase of 6.1% in the second quarter of 2005 over the same period last year. While the DE segment registered gains, sales from the Broad C Segment (consuming between 151-800 kWh) and AB Segments (above 800 kWh) declined,

indicating a movement of customers belonging to the higher segments to slide down to lower consumption brackets. Lower temperature and humidity, particularly in April and May, respectively, compared to the same months in 2004 and a deliberate reduction in consumption due to higher electricity prices were the factors behind the decline in residential sales. However, a complete turnaround was registered in June as this segment posted a positive 7.5% sales growth in the said month, after a 4.03% and 4.69% sales contraction in April and May, respectively. Contributory to this growth were longer billing days compared to the same period last year, delay in class opening, and relatively higher consumption in the last part of May which was reflected in the June billing.

B. BILLING KW DEMAND

Overall Billing KW Demand increased by 1.6% to 12,316 KW over the second quarter of 2004. Consistent with the growth in GWH sales, the main industries driving billing kW demand were the Retail Trade in the Commercial Segment and Electrical Machinery in the Industrial Segment, which posted 5.2% and 4.5% growths, respectively.

II. AVERAGE RETAIL RATE

Average retail rate rose to P 7.32/KWH, brought about by the ERC-approved NPC rate adjustment and Time of Use (TOU) Rate Implementation effective April 26, 2005. For the first time this 2nd quarter, the average Purchased Power Cost (PPC) from NPC which increased to P 5.59/KWH outpaced that of the IPPs.

However, continued energy sourcing from Meralco's IPPs mitigated the rise in the unit price of electricity.

III. SYSTEM LOSS

System loss for the second quarter of 2005 deteriorated to 12.37%, from 11.57% for the same period last year, although on going system loss reduction efforts were able to bring down losses to 9.5% in June. The higher system loss in the second quarter coupled with the recent NPC rate adjustment resulted in a higher peso-value of unrecoverable purchased power (system loss above the 9.5% cap) of P 1.147 billion compared to P 0.615 billion in the same period last year.

However, on a 12-month moving average, system loss is on a declining trend from a high of 11.25% in June 2004, down to 10.92% in June 2005.

Because of the impact of system loss to the financial condition of the company, Meralco has intensified its system loss reduction campaign for 2005-2009 with a five-year System Loss Management Program. The program emphasizes greater focus in identifying emerging threats from business and regulatory developments and plugging gaps in the company's processes, which give rise to opportunities of pilferage in the first place. A departure from the previous approach that concentrated on apprehension, Meralco's current approach is both preventive and holistic (i.e., looking at the whole value chain).

IV. SYSTEM RELIABILITY

In the 2nd quarter of 2005, system reliability, in terms of Interruption Frequency Rate (IFR), and system availability, as measured by Cumulative Interruption Time (CIT), continued to reach record levels, improving by 21.04% to 3.04 times and 15.34% to 2.65 hours, respectively, over the same periods last year.

The record levels of system reliability and availability were a result of substantial electric capital expenditures invested in our facilities over the past years and maintenance works on both poor performing and high impact circuits, compliance to preventive and corrective maintenance schedules, regular thermo-scanning, and continuous replacement of defective or substandard insulators and connectors, and correction of non-standard lateral connections.

FINANCIAL HIGHLIGHTS

I. OPERATING REVENUES

Operating revenues increased by 29.7% year-on-year from P35.9 billion to P46.6 billion this year. The increase is attributable to the increase in purchased power costs and the realized 1.4% sales growth for the second quarter.

II. OPERATING EXPENSES

Operating expenses for the quarter went up by 20.1% from P33.6 billion to P40.3 billion. The significant increase was incurred in purchased power costs, which soared by as much as 25.2% from P29.5 billion to P36.9 billion. On the other hand, other operating expenses have decreased as follows: 6.5% decrease in operating and maintenance costs from P2.6 billion to P2.4 billion; 27.4% decrease in depreciation and amortization from P1.30 billion to P944.3 million; and 70.1% decrease in taxes other than income tax from P288.8 million to P68.4 million.

The reduction in these expenses favorably contributed to the improvement of the company's bottom line.

III. PROVISION FOR PROBABLE LOSSES

Continuously adhering to conservatism, the company has recorded provisions for probable losses related to the unbundling rate case pending with the Supreme Court. For the quarter, provisions amounted to P1.65 billion.

IV. OTHER CHARGES

Other charges during the quarter increased by 142.7% for a total amount of P2.0 billion. Unrecoverable purchased power as part of these charges, increased by 86.5% due to the higher system loss level. Interest and other finance charges also have gone up by 234.8% due to increase in interest on customers' deposits and interest on First Gas Fuel True Up. The

US SEC
File No. 82-3237

booking of equity in net earnings of investee is no longer shown in the separate and unconsolidated financial statements in partial compliance with IAS 27.

V. NET INCOME AND EARNINGS PER SHARE

Despite increases in purchased power costs and prudent provisioning for probable losses, the company was able to conclude its operations for the second quarter ending June 30, 2005 with a net income of P1.78 billion. This is 66.3% higher than last years' net income of P1.07 billion.

With this performance, the 1st quarter losses of P1.71 billion were mitigated resulting to a net income of P73.59 million for the six months ending June 30, 2005. Although this is 94.8% lower than the net income of P1.47 billion for the same period last year, the company successfully returned to profits with its second quarter operations.

Earnings per common share (excluding depreciation on appraisal increase) for the first half of the year was down to P0.38 per share from P1.70 per share last year due to lower income level this year.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter declined by 23.6% from P1.29 billion last year to only P988.7 million this year. Year to-date spending has accumulated to P2.03 billion but still lower by 21.4% than last year's amount of P2.59 billion. The level of spending remains at the ratio of 91% to 9% for electric capital projects and non-electric projects respectively.

For further questions:

Meralco Investor Relations
Tel. Nos. (632) 16222450, (632) 6328323

US SEC
File No. 82-3237

MERALCO

2005 - 2nd Quarter Report

COMPARISON OF KILOWATT-HOUR SALES			
For the quarters ended June 30, 2005 and 2004 (In million kWh)			
Customer Class	2005	2004	% Change
Residential	2,354.74	2,368.65	(0.6)
Commercial	2,360.49	2,244.05	5.2
Industrial	1,777.48	1,789.57	(0.7)
Streetlights	36.02	34.71	3.8
TOTAL	6,528.73	6,436.98	1.4

COMPARISON OF KILOWATT-HOUR SALES			
For the six months ended June 30, 2005 and 2004 (In million kWh)			
Customer Class	2005	2004	% Change
Residential	4,264.68	4,369.58	(2.4)
Commercial	4,399.31	4,226.98	4.1
Industrial	3,382.27	3,360.87	0.6
Streetlights	70.59	69.13	2.1
TOTAL	12,116.85	12,026.56	0.8

MERALCO
2005 - 2nd Quarter Report

COMPARATIVE STATEMENTS OF INCOME
For the quarters ended June 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% Change
OPERATING REVENUES	46,615,245	35,936,735	29.7
OPERATING EXPENSES			
Purchased power	36,924,387	29,492,171	25.2
Operations & maintenance	2,386,898	2,552,120	(6.5)
Depreciation & amortization	944,267	1,301,325	(27.4)
Taxes other than income tax	68,419	228,831	(70.1)
Total operating expenses	40,323,971	33,574,447	20.1
OPERATING INCOME			
before provision for probable losses	6,291,274	2,362,288	166.3
PROVISION FOR PROBABLE LOSSES	1,649,005	-	100.0
OPERATING INCOME AFTER PROVISION			
after provision for probable losses	4,642,269	2,362,288	96.5
OTHER INCOME (EXPENSES)			
Interest & other finance charges-net	(754,883)	(225,506)	234.8
Unrecoverable purchased power	(1,147,425)	(615,219)	86.5
Provision for disallowed recoveries	(57,800)	(108,447)	(46.7)
Equity in net earnings of	-		
investee companies	-	141,542	(100.0)
Total other income (expenses)	(1,960,108)	(807,630)	142.7
INCOME BEFORE INCOME TAX	2,682,161	1,554,658	72.5
PROVISION FOR INCOME TAX	899,606	482,799	86.3
NET INCOME	1,782,555	1,071,859	66.3

COMPARATIVE STATEMENTS OF INCOME
For the six months ended June 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% Change
OPERATING REVENUES	83,064,153	68,406,475	21.4
OPERATING EXPENSES			
Purchased power	69,776,264	56,102,201	24.4
Operations & maintenance	4,438,109	4,864,128	(8.8)
Depreciation & amortization	1,896,430	2,409,551	(21.3)
Taxes other than income tax	142,656	296,660	(51.9)
Total operating expenses	76,253,459	63,672,540	19.8
OPERATING INCOME			
before provision for probable losses	6,810,694	4,733,935	43.9
PROVISION FOR PROBABLE LOSSES	3,059,798	-	100.0
OPERATING INCOME			
after provision for probable losses	3,750,896	4,733,935	(20.8)
OTHER INCOME (EXPENSES)			
Interest & other finance charges-net	(1,512,802)	(1,060,485)	42.7
Unrecoverable purchased power	(1,868,061)	(1,688,546)	10.6
Provision for disallowed recoveries	(118,494)	(219,521)	(46.0)
Equity in net earnings of			
investee companies	-	281,407	(100.0)
Total other income (expenses)	(3,499,357)	(2,687,145)	30.2
INCOME BEFORE INCOME TAX	251,539	2,046,790	(87.7)
PROVISION FOR INCOME TAX	177,956	630,538	(71.8)
NET INCOME	73,583	1,416,252	(94.8)

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MERALCO
2005 - 2nd Quarter Report

COMPARATIVE STATEMENTS OF RETAINED EARNINGS
For the six months ended June 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% Change
BALANCE, BEGINNING	1,027,387	2,952,200	(65.2)
Add: Net Income	73,583	1,416,252	(94.8)
Realized Revaluation Surplus	305,935	298,513	2.5
Total	1,406,905	4,666,965	(69.9)
Deduct: Appropriation			
Appropriated Retained Earnings, Beginning	-	-	-
Transfer from/(to) Unappropriated Retained Earnings	200,000	200,000	-
Total Appropriation	200,000	200,000	-
BALANCE	1,206,905	4,466,965	(73.0)
Deduct: Cash Dividends Declared			
Preferred	-	-	-
Common	-	-	-
Total Cash Dividends Declared	-	-	-
Stock Dividends Declared			
Common	-	-	-
Total Dividends Declared	-	-	-
BALANCE, ENDING UNAPPROPRIATED	1,206,905	4,466,965	(73.0)

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MERALCO

2005 - 2nd Quarter Report

COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended June 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% change
CASH BALANCE , April 1	4,329,057	3,999,089	8.3
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & Other Income	3,876,598	2,861,580	35.5
Depreciation & Amortization	944,267	1,301,325	(27.4)
Increase (decrease) in Other Assets and Liabilities	1,808,169	(23,452)	7810.1
Net Cash from Operations	6,629,034	4,139,453	60.1
Add : Equity Issues	190,300	274,898	(30.8)
Short Term Borrowings	-	-	-
Long Term Borrowings	-	-	-
TOTAL SOURCES OF FUNDS	6,819,334	4,414,351	54.5
Less : Short Term Debt Service	-	-	0.0
Long Term Debt Service	676,026	2,150,855	(68.6)
Other Interest Expense	1,017,033	441,820	130.2
Total Debt Service	1,693,059	2,592,675	(34.7)
Unrecoverable Purchased Power	1,147,425	615,219	86.5
CAPEX	988,744	1,293,624	(23.6)
Preferred Equity Redemptions	162,288	122,054	33.0
Refund to Customers - Phases I -III	40,203	115,059	(65.1)
TOTAL USES OF FUNDS	4,031,719	4,738,631	(14.9)
NET INCREASE (DECREASE) IN CASH	2,787,615	(324,280)	959.6
CASH BALANCE, END - June 30	7,116,672	3,674,809	93.7

COMPARATIVE CASH FLOW STATEMENTS

For the six-months ended June 30, 2005 and 2004
(In thousand pesos)

	2005	2004	% change
CASH BALANCE BEGINNING, Jan. 1	4,376,896	5,106,632	(14.3)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & Other Income	3,873,571	5,360,732	(27.7)
Depreciation & Amortization	1,896,430	2,409,551	(21.3)
Increase in Other Assets and Liabilities	3,551,724	420,112	745.4
Net Cash from Operations	9,321,725	8,190,395	13.8
Add : Equity Issues	573,914	568,985	0.9
Short Term Borrowings	-	-	-
Long Term Borrowings	-	-	-
TOTAL SOURCES OF FUNDS	9,895,639	8,759,380	13.0
Less : Short Term Debt Service	-	490,105	(100.0)
Long Term Debt Service	1,064,231	3,822,212	(72.2)
Other Interest Expense	1,734,704	1,085,118	59.9
Total Debt Service	2,798,935	5,397,435	(48.1)
Unrecoverable Purchased Power	1,868,061	1,688,546	10.6
CAPEX	2,035,707	2,589,547	(21.4)
Preferred Equity Redemptions	350,667	200,297	75.1
Refund to Customers - Phases I -III	102,493	315,378	(67.5)
TOTAL USES OF FUNDS	7,155,863	10,191,203	(29.8)
NET INCREASE (DECREASE) IN CASH	2,739,776	(1,431,823)	291.3
CASH BALANCE, END - June 30	7,116,672	3,674,809	93.7